As filed with the Securities and Exchange Commission on May 5, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Horizon Bancorp

(Exact name of registrant as specified in its charter)

Indiana	6021	35-1562417
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification No.)

515 FRANKLIN SQUARE, MICHIGAN CITY, INDIANA 46360 (219) 874-0211

(Address, including zip code and telephone number, including area code, of principal executive offices)

Craig M. Dwight

Chairman and Chief Executive Officer

Horizon Bancorp

515 Franklin Square

Michigan City, Indiana 46360

(219) 874-9272

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Mark E. Secor Chief Financial Officer Horizon Bancorp 515 Franklin Square Michigan City, Indiana 46360 (219) 873-2611	Claudia V. Swhier, Esq. Barnes & Thornburg LLP 11 S. Meridian Street Indianapolis, Indiana 46204 (317) 236-1313

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon the effective time of the merger of Peoples Bancorp with and into Registrant pursuant to the Agreement and Plan of Merger described in the joint proxy statement/prospectus included in Part I of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, no par value	2,196,265	N/A	$49,473,761	$5,749

(1)	Represents the maximum number of shares of common stock of the Registrant, Horizon Bancorp (NASDAQ: HBNC), that is expected to be issued in connection with the merger of Peoples Bancorp into the Registrant.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) and Rule 457(f), based on $31.15 per share, the average of the high and low prices of a share of Peoples Bancorp common stock on May 1, 2015 (which date is within five business days prior to the date of the filing of this registration statement) multiplied by 2,311,858 shares of Peoples Bancorp common stock that may be received by the Registrant and/or cancelled upon consummation of the merger, less $22,540,616, which is the estimated aggregate amount of cash expected to be paid by the Registrant in exchange for shares of Peoples Bancorp common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. WE MAY NOT ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT IS EFFECTIVE. THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED MAY 5, 2015

PROXY STATEMENT FOR THE ANNUAL MEETING OF

SHAREHOLDERS OF HORIZON BANCORP AND PROSPECTUS OF HORIZON BANCORP

and

PROXY STATEMENT FOR THE SPECIAL MEETING OF

SHAREHOLDERS OF PEOPLES BANCORP

The boards of directors of Peoples Bancorp (“Peoples”) and Horizon Bancorp (“Horizon”) have approved an Agreement and Plan of Merger (which is referred to herein as the “Merger Agreement”) that provides for Peoples to merge with and into Horizon. If the merger is approved by both Peoples’ and Horizon’s shareholders and all other closing conditions are satisfied, each outstanding share of Peoples common stock (other than shares then held of record by Horizon, shares held as treasury shares of Peoples, or dissenting shares) owned by shareholders owning of record and/or beneficially at least 100 shares of Peoples common stock shall be converted into the right to receive $9.75 in cash and 0.95 shares of Horizon common stock, subject to certain adjustments as described in the Merger Agreement. Shareholders of Peoples who own of record and/or beneficially fewer than 100 shares of Peoples common stock will be entitled to receive only fixed consideration of $33.14 per share in cash and will not be entitled to receive any shares of Horizon common stock. Each Peoples shareholder also will receive cash in lieu of any fractional shares of Horizon common stock that such shareholder would otherwise receive in the merger, with the amount of cash based on the market value of one share of Horizon common stock determined shortly before the closing of the merger. The boards of directors of both Peoples and Horizon believe that the merger is in the best interests of each of their respective companies and shareholders.

Your vote is very important. We cannot complete the merger unless the shareholders of Horizon approve the Merger Agreement and the transactions contemplated thereby, including the issuance of the shares of Horizon common stock in the merger, and the shareholders of Peoples approve the Merger Agreement and the merger. This document is a proxy statement that Peoples is using to solicit proxies for use at its special meeting of shareholders to be held on                     , 2015 to vote on the Merger Agreement and the merger. This document also serves as a proxy statement that Horizon is using to solicit proxies for use at its annual meeting of shareholders to be held on                     , 2015 for the following purposes: (i) to vote on the Merger Agreement and share issuance, (ii) to elect three directors to serve three-year terms expiring in 2018, (iii) to vote on a non-binding, advisory proposal to approve the compensation of Horizon’s executive officers described in this document, (iv) to ratify the appointment of BKD, LLP as Horizon’s independent auditors for 2015, (v) to adjourn the annual meeting if necessary to solicit additional proxies, and (vi) to transact such other business as may properly come before the meeting or any adjournment of the meeting. This document also serves as a prospectus relating to Horizon’s issuance of up to 2,196,265 shares of Horizon common stock in connection with the merger. This joint proxy statement/prospectus describes the Peoples special meeting, the Horizon annual meeting, the merger proposal, and other related matters.

Horizon’s board of directors recommends that Horizon’s shareholders vote “FOR” approval of the Merger Agreement and the transactions contemplated thereby, including the issuance of the Horizon shares in the merger, as well as “FOR” the election of the director nominees named in this document, the approval of the advisory proposal regarding the compensation of Horizon’s executive officers, the ratification of appointment of Horizon’s independent auditors, and the other matters to be considered at the Horizon annual meeting. Peoples’ board of directors unanimously recommends that Peoples’ shareholders vote “FOR” approval of the Merger Agreement and the merger.

Horizon’s common stock is traded on the NASDAQ Global Select Market under the trading symbol “HBNC.” On February 18, 2015, the last day prior to the public announcement of the merger, the closing price of a share of Horizon common stock was $23.02. On                     , 2015, the latest practicable date before the date of this document, the closing price of a share of Horizon common stock was $        . Peoples’ common stock is not listed on any national securities exchange, but rather is quoted on the OTC Pink Marketplace, which is maintained by OTC Markets Group Inc., under the symbol “PBNI.” On February 18, 2015, the closing price of a share of Peoples common stock was $26.00. On                     , 2015, the closing price of a share of Peoples common stock was $        . Please see “Risk Factors” beginning on page          for a discussion of certain risks relating to the merger.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, or any other governmental agency.

This joint proxy statement/prospectus is dated                     , 2015, and it

is first being mailed to Horizon and Peoples shareholders on or about                     , 2015.

AVAILABLE INFORMATION

As permitted by Securities and Exchange Commission rules, this document incorporates certain important business and financial information about Horizon from other documents that are not included in or delivered with this document. These documents are available to you without charge upon your written or oral request. Your requests for these documents should be directed to the following:

Horizon Bancorp

515 Franklin Square

Michigan City, Indiana 46360

Attn: Dona Lucker, Investor Relations Officer

(219) 874-9272

In order to ensure timely delivery of these documents, you should make your request no later than five business days before the annual meeting date, or by                     , 2015.

You also can obtain documents incorporated by reference in this document through the SEC’s website at www.sec.gov. See “Where You Can Find More Information.”

In addition, if you are a Peoples shareholder and have questions about the merger or the Peoples special meeting, need additional copies of this joint proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, you may contact the following:

Peoples Bancorp

212 W. 7th Street

Auburn, Indiana 46706

Attn: Jeffrey H. Gatton, Chief Operating Officer and Secretary

(260) 925-2500

In order to ensure timely delivery of these documents, you should make your request no later than five business days before the special meeting date, or by                     , 2015.

Peoples does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents or reports with the SEC.

All information in this joint proxy statement/prospectus concerning Horizon and its subsidiaries has been furnished by Horizon, and all information in this joint proxy statement/prospectus concerning Peoples and its subsidiaries has been furnished by Peoples. You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus to vote on the proposals to Horizon’s and Peoples’ respective shareholders in connection with the merger. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus.

This joint proxy statement/prospectus is dated                     , 2015. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this joint proxy statement/prospectus to shareholders nor the issuance of Horizon shares as contemplated by the Merger Agreement shall create any implication to the contrary.

515 Franklin Square

Michigan City, Indiana 46360

(219) 879-0211

Notice of Annual Meeting of Shareholders

To Be Held on             , 2015

To the Shareholders of Horizon Bancorp:

The Annual Meeting of Shareholders (the “Annual Meeting”) of Horizon Bancorp (“Horizon”) will be held on             ,             , 2015, 10:00 a.m. (local time; registration will begin at 9:00 a.m.), at the Clarion Inn, 5820 South Franklin Street, Michigan City, Indiana 46360.

The Annual Meeting will be held for the following purposes:

1.	Merger Agreement Proposal. To approve the Agreement and Plan of Merger dated February 18, 2015 (which we refer to as the “Merger Agreement”) by and between Horizon and Peoples Bancorp (“Peoples”), pursuant to which Peoples will merge with and into Horizon, and the related Plan of Merger, and the transactions contemplated thereby, including the issuance of shares of Horizon common stock in connection with the merger. Simultaneously with the merger, Peoples Federal Savings Bank of DeKalb County, a federally chartered stock savings bank and wholly-owned subsidiary of Peoples, will merge with and into Horizon Bank, National Association, the wholly-owned national bank subsidiary of Horizon.

2.	Election of Directors. To elect three directors to serve three-year terms expiring in 2018.

3.	Advisory Vote to Approve Executive Compensation. To vote on a non-binding, advisory proposal to approve the compensation of Horizon’s executive officers described in this document.

4.	Ratification of Independent Auditors. To ratify the appointment of BKD, LLP as independent auditors for 2015.

5.	Adjournment. To approve a proposal to adjourn the Annual Meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the Annual Meeting in person or by proxy to approve any of the above items.

6.	Other Business. To transact such other business as may properly come before the Annual Meeting or any adjournment of the Annual Meeting. The board of directors is not aware of any such other matters.

You can vote at the meeting or any adjournment of the meeting if you are a shareholder of record at the close of business on             , 2015.

We urge you to read the joint proxy statement/prospectus carefully so that you may be informed about the business to come before the Annual Meeting or any adjournment thereof. Only holders of record of Horizon common stock as of the close of business on             , 2015 are entitled to notice of, and to vote at, the Annual Meeting and any adjournments of the meeting. The affirmative vote of the holders of a majority of the issued and outstanding shares of Horizon’s common stock is required to approve the Merger Agreement proposal. Directors will be elected by a plurality of the votes cast. For the remaining proposals to be approved, more votes must be cast in favor of the proposal than against the proposal.

YOUR VOTE IS VERY IMPORTANT. To ensure that your shares are voted at the Annual Meeting, please complete, sign, and date your proxy card and return it in the enclosed envelope promptly. If you hold your shares in “street name” through a bank or broker, check your voting instruction card to see if you also may vote by telephone or through the Internet.

The board of directors of Horizon recommends that Horizon’s shareholders vote “FOR” the approval of the Merger Agreement proposal, “FOR” the election of the director nominees named in this document, “FOR” the advisory vote to approve the compensation of Horizon’s executive officers named in this document, “FOR” the ratification of the appointment of BKD, LLP, and “FOR” any proposal of the Horizon board of directors to adjourn the meeting, if necessary.

This Notice of Annual Meeting of Shareholders and the related joint proxy statement/prospectus, as well as Horizon’s Annual Report for the fiscal year ended December 31, 2014, are posted on the Internet at http://www.investorvote.com/hbnc.

By Order of the Board of Directors,

James D. Neff
Secretary
Michigan City, Indiana , 2015

212 West 7th Street

Auburn, Indiana 46706

(260) 925-2500

Notice of Special Meeting of Shareholders

To Be Held on                     , 2015

To the Shareholders of Peoples Bancorp:

We are pleased to notify you of and invite you to a special meeting of the shareholders of Peoples Bancorp (“Peoples”) to be held on             ,             , 2015, at     :            p.m., local time, at the La Quinta Inn and Suites, located at 306 Touring Drive, Auburn, Indiana 46706, to consider and vote upon the following matters:

1.	Merger Proposal. To approve the Agreement and Plan of Merger dated February 18, 2015 (which we refer to as the “Merger Agreement”) by and between Horizon Bancorp (“Horizon”) and Peoples, and the related Plan of Merger, pursuant to which Peoples will merge with and into Horizon. Simultaneously with the merger, Peoples Federal Savings Bank of DeKalb County, the wholly-owned federally chartered stock savings bank subsidiary of Peoples, will merge with and into Horizon Bank, National Association, the wholly-owned national bank subsidiary of Horizon. In connection with the merger, you will receive in exchange for each of your shares of Peoples common stock:

•	0.95 shares of Horizon common stock, which we refer to as the “exchange ratio,” and $9.75 in cash, which we refer to as the “cash consideration,” subject to adjustment as provided in the Merger Agreement; provided, however, that, if you own beneficially and/or of record fewer than 100 shares of Peoples common stock, you will be entitled to receive only fixed consideration of $33.14 per share in cash and will not be entitled to receive any shares of Horizon common stock; and

•	in lieu of any fractional shares of Horizon common stock, an amount of cash equal to such fraction multiplied by the average of the daily closing sales price of a share of Horizon common stock as quoted on the NASDAQ Global Select Market during the 15 consecutive trading days immediately preceding the second business day prior to the closing of the merger on which such shares were actually traded.

2.	Adjournment. To approve a proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the special meeting in person or by proxy to approve the Merger.

3.	Other Matters. To vote upon such other matters as may properly come before the meeting or any adjournment thereof. The board of directors is not aware of any such other matters.

The enclosed joint proxy statement/prospectus describes the Merger Agreement and the proposed merger in detail and includes, as Appendix A, the complete text of the Merger Agreement. We urge you to read these materials for a description of the Merger Agreement and the proposed merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page             of the enclosed joint proxy statement/prospectus for a discussion of certain risk factors relating to the Merger Agreement and the merger.

The board of directors of Peoples recommends that Peoples’ shareholders vote “FOR” the approval and adoption of the Merger Agreement and the merger, and “FOR” adjournment of the special meeting, if necessary.

The board of directors of Peoples has fixed the close of business on             , 2015, as the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

YOUR VOTE IS VERY IMPORTANT. The Merger Agreement must be adopted by the affirmative vote of holders of a majority of the issued and outstanding shares of Peoples common stock in order for the proposed merger to be consummated. IF YOU DO NOT RETURN YOUR PROXY CARD OR DO NOT VOTE IN PERSON AT THE SPECIAL MEETING, THE EFFECT WILL BE A VOTE AGAINST THE PROPOSED MERGER. Whether or not you plan to attend the special meeting in person, we urge you to date, sign, and return promptly the enclosed proxy card in the accompanying envelope. You may revoke your proxy at any time before the special meeting or by attending the special meeting and voting in person.

As required by Indiana Code 23-1-44-10, Peoples is notifying all shareholders entitled to vote on the merger that you are or may be entitled to assert dissenters’ rights under the dissenters’ rights chapter of the Indiana Business Corporation Law. A copy of the dissenters’ rights chapter is included with the accompanying joint proxy statement/prospectus as Appendix E. See also “Dissenters’ Rights” beginning on page             in the accompanying joint proxy statement/prospectus.

By Order of the Board of Directors,

Jeffrey H. Gatton
Chief Operating Officer and Corporate Secretary Auburn, Indiana
, 2015

i

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SHAREHOLDERS’ MEETINGS

Q:	Why do Peoples and Horizon want to merge?

A:	We believe that combining Peoples and Horizon will create a stronger Indiana banking franchise. The merger will give the combined company greater scale, not only for serving existing customers more efficiently but also for future expansion. We have similar, community-oriented philosophies, and the merger is expected to give us a stronger presence in current and new markets. The locations of Peoples’ banking offices are consistent with Horizon’s strategic expansion plan into Northeast Indiana and Southwest Michigan and will enable Horizon to increase its potential customer base by approximately 19.2%.

For additional information regarding each company’s reasons for the merger, see “The Merger – Peoples’ Reasons for the Merger; Board Recommendation” beginning on page             , and “The Merger – Horizon’s Reasons for the Merger; Board Recommendation” beginning on page             .

Q:	What will Peoples’ shareholders receive in the merger?

A:	If the merger is completed, each share of Peoples common stock held by a Peoples’ shareholder owning 100 or more shares will be converted into the right to receive (i) $9.75 in cash (which we refer to as the “cash consideration”), and (ii) 0.95 shares of Horizon common stock (which we refer to as the “exchange ratio”). The cash consideration and exchange ratio are subject to adjustment as described below. We refer to the cash consideration and the exchange ratio, as adjusted, collectively as the “merger consideration.” If the merger is completed, each share of Peoples common stock held by a Peoples shareholder who owns of record and/or beneficially fewer than 100 shares will receive fixed consideration in the amount of $33.14 per share in cash and will not be entitled to receive any shares of Horizon common stock.

For those Peoples shareholders who are entitled to receive the cash consideration, Horizon will be entitled to reduce the amount of the cash consideration if the estimated environmental clean-up costs with respect to the real property owned or leased by Peoples exceed $500,000, or exceed $2,000,000 and Horizon elects not to terminate the Merger Agreement. For more details, see “The Merger Agreement – Environmental Inspections” beginning on page             .

For those Peoples shareholders who are entitled to receive shares of Horizon common stock as part of the merger consideration, the exchange ratio is subject to adjustment as follows:

•	if prior to the effective time of the merger, Horizon changes the number of shares of Horizon common stock outstanding by way of a stock split, stock dividend, or similar transaction, or if Horizon establishes a record date for such a change, the exchange ratio will be adjusted so that the holders of Peoples common stock receive at the effective time, in the aggregate, the number of shares of Horizon common stock representing the same percentage of the outstanding shares of Horizon common stock that they would have received if such change had not occurred; or

•	if Peoples elects to terminate the Merger Agreement because the average closing price of Horizon’s common stock is less than $19.57 for the fifteen consecutive trading days before the date of the receipt of the approvals and consents necessary to consummate the merger (including any waiting periods applicable to regulatory applications) and if the decline in Horizon’s share price is more than 15% greater than the corresponding price decline in the SNL Midwest Bank Index, Horizon may elect to negate Peoples’ termination by exercising Horizon’s option to increase the exchange ratio pursuant to the formula specified in the Merger Agreement. See “The Merger Agreement – Merger Consideration” beginning on page .

In lieu of any fractional shares of Horizon common stock, Horizon will distribute an amount in cash equal to such fraction multiplied by the average per share closing price of a share of Horizon common stock as quoted on the NASDAQ Global Select Market during the fifteen consecutive trading days preceding the second business day prior to the closing of the merger on which such shares were actually traded.

Q:	Will Horizon’s shareholders receive any shares or cash as a result of the merger?

A:	No, Horizon’s shareholders will not receive any cash or shares in the merger. If you are a Horizon shareholder, each share of Horizon common stock that you hold before the merger will continue to represent one share of Horizon common stock after the merger.

Q:	What risks should Peoples’ and Horizon’s shareholders consider before voting on the Merger Agreement?

A:	You should review “Risk Factors” beginning on page .

Q:	What are the tax consequences of the merger to Peoples’ shareholders?

A:	The merger has been structured so that Horizon, Peoples, and their respective shareholders generally will not recognize any gain or loss for federal income tax purposes on the exchange of Peoples shares for Horizon shares in the merger. Taxable income will result, however, to the extent a Peoples shareholder receives cash (including cash received in lieu of a fractional share of Horizon common stock) and the cash received exceeds the shareholder’s adjusted basis in the surrendered stock. At the closing, Horizon and Peoples are to receive an opinion confirming these tax consequences. See “Material Federal Income Tax Consequences” beginning on page .

Your tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Q:	What will Horizon’s and Peoples’ shareholders be voting on at their respective shareholder meetings?

A:	At the Annual Meeting of Shareholders of Horizon (the “Annual Meeting”), Horizon shareholders will be asked to approve the Merger Agreement and the related Plan of Merger, and the transactions contemplated thereby, including the issuance of Horizon shares in the merger, the election of three directors of Horizon, an advisory proposal on the compensation of Horizon’s executive officers, the ratification of the appointment of BKD, LLP as Horizon’s independent registered public accounting firm for 2015, as well as any proposal of the Horizon board of directors to adjourn or postpone the Horizon Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes, in person or by proxy, to approve any of these items. The Horizon board of directors unanimously recommends that Horizon shareholders vote “FOR” approval of the Merger Agreement and the related Plan of Merger, including the issuance of Horizon shares in the merger, “FOR” the election of the director nominees named in this document under “Other Matters to be Considered at the Horizon Annual Meeting,” “FOR” the approval of the non-binding, advisory proposal to approve the compensation of Horizon’s executive officers, “FOR” the ratification of the appointment of Horizon’s independent registered public accounting firm, and “FOR” any proposal of the Horizon board of directors to adjourn or postpone the Annual Meeting, if necessary.

At the Special Meeting of Shareholders of Peoples (the “Special Meeting”), Peoples’ shareholders will be asked to approve the Merger Agreement, as well as any proposal of the Peoples board of directors to adjourn or postpone the Peoples Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes, in person or by proxy, to approve any of these items. The Peoples board of directors unanimously recommends that Peoples’ shareholders vote “FOR” approval of the Merger Agreement, and “FOR” any proposal of the Peoples board of directors to adjourn or postpone the Special Meeting, if necessary.

Q:	What are the vote requirements to approve the matters that will be considered at the shareholder meetings?

A:	At the Horizon Annual Meeting, the affirmative vote of a majority of the issued and outstanding shares of Horizon’s common stock is required to approve the Merger Agreement proposal. Directors will be elected by a plurality of the votes cast. The advisory vote to approve executive compensation, the ratification of the independent auditors, and the proposal to adjourn the meeting each requires for approval that more votes be cast in favor of the proposal than against the proposal.

At the Peoples Special Meeting, the affirmative vote of holders of a majority of the issued and outstanding shares of Peoples common stock is required to approve the Merger Agreement. Approval of the proposal to adjourn the Special Meeting to allow extra time to solicit proxies requires more votes to be cast in favor of the proposal than are cast against it.

Q:	What do I need to do now?

A:	After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly. If you hold stock in your name as a shareholder of record, you must complete, sign, date, and mail your proxy card in the enclosed return envelope as soon as possible. If you hold your stock through a bank or broker (commonly referred to as held in “street name”), you may direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. Submitting your proxy card or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at your company’s shareholders’ meeting.

Q:	Why is my vote important?

A:	If you do not vote by proxy or in person at your company’s shareholders’ meeting, it will be more difficult for your company to obtain the necessary quorum to hold its shareholders’ meeting. In addition, if you are a Peoples shareholder or a Horizon shareholder and fail to vote, by proxy or in person, it will have the same effect as a vote against the approval of the Merger Agreement. The Merger Agreement must be approved by the holders of a majority of the issued and outstanding shares of Peoples common stock entitled to vote at the Peoples Special Meeting and by the holders of a majority of the issued and outstanding shares of Horizon common stock entitled to vote at the Horizon Annual Meeting.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	If you hold Horizon shares in street name with a broker, your broker will not be able to vote your shares without instructions from you on the proposal to approve the Merger Agreement, the election of directors, the advisory proposal on the compensation of Horizon’s executive officers, and the proposal of the Horizon board of directors to adjourn or postpone the Horizon Annual Meeting, but is expected to be able to vote your shares on the ratification of the appointment of the independent registered public accounting firm if it does not receive instructions from you with respect to that matter. If you hold Peoples shares in street name with a broker, your broker will not be able to vote your shares without instructions from you on the proposal to approve the Merger Agreement or the proposal to adjourn the Special Meeting. You should contact your broker and ask what directions your broker will need from you. If you hold Peoples or Horizon shares in street name with a broker and you do not provide instructions to your broker on how to vote on the merger, your broker will not be able to vote your shares on that proposal, and this will have the effect of a vote “AGAINST” the merger.

Q:	I own shares of both Horizon and Peoples. Should I only vote once?

A:	No. If you own shares of both companies, you will receive separate proxy cards or voting instruction cards if you hold shares in street name, for each shareholder meeting. It is important that your vote be represented at both shareholder meetings, so please vote promptly.

Q:	Can I attend my company’s shareholders’ meeting and vote my shares in person?

A:	Yes. All shareholders are invited to attend their company’s shareholders’ meeting. If you are a shareholder of record, you can vote in person at your company’s shareholders’ meeting. If you hold shares in street name through a bank, broker, or other nominee, then you must obtain a legal proxy from the holder of record by contacting your bank, broker, or other nominee to vote your shares in person at your company’s shareholders’ meeting.

Q:	If I am a Peoples or Horizon shareholder, what happens if I do not vote?

A:	Because the required vote of Peoples shareholders and Horizon shareholders to approve the Merger Agreement is based upon the number of issued and outstanding shares of Peoples common stock or Horizon common stock, respectively, entitled to vote rather than upon the number of shares actually voted, abstentions from voting and “broker non-votes” will have the same practical effect as a vote “AGAINST” the merger. If you return a properly signed proxy card but do not indicate how you want to vote, your proxy will be counted as a vote “FOR” the approval and adoption of the merger.

Q:	Can I change my vote before my company’s shareholders’ meeting?

A:	Yes. If you are a shareholder of record, there are three ways for you to revoke your proxy and change your vote. First, you may send written notice to the Corporate Secretary of your company before your company’s shareholders’ meeting stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card before your company’s meeting that is dated later than the date of your prior proxy card. Third, you may vote in person at your company’s shareholders’ meeting. Merely being present at your company’s shareholders’ meeting, without voting at the meeting, will not constitute a revocation of a previously given proxy. If you hold your shares in street name with a bank or broker, you must follow the directions you receive from your bank or broker to change your vote.

Q:	When do you currently expect to complete the merger?

A:	We expect to complete the merger early in the third quarter of 2015. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of both Horizon’s and Peoples’ shareholders on the Merger Agreement at the respective companies’ shareholders’ meetings, as well as all necessary regulatory approvals.

Q:	Do Peoples shareholders have dissenters’ rights?

A:	Dissenters’ rights are available to Peoples’ shareholders under Indiana law, but you will only be able to dissent from the proposed merger by complying with the applicable provisions of the Indiana Business Corporation Law (“IBCL”). To claim dissenters’ rights under the IBCL, you must (i) before the vote on the merger is taken at the Peoples’ Special Meeting, deliver to Peoples written notice of your intent to demand payment for your shares if the merger is effectuated, and (ii) not vote in favor of the merger in person or by proxy at the Special Meeting. Your written notice to demand payment for your shares must be delivered to: Peoples Bancorp, 212 W. 7th Street, Auburn, Indiana 46706, Attention: Jeffrey H. Gatton, Chief Operating Officer and Secretary. If the merger is approved at the Special Meeting, Peoples will send any dissenting shareholders a notice of dissenters’ rights within 10 days after the Special Meeting date which will state the procedures such shareholders must follow to further exercise their dissenters’ rights in accordance with the IBCL. If a Peoples’ shareholder executes and returns a proxy card but does not specify a choice on the merger, such shareholder will be deemed to have voted “FOR” the merger and to have waived such shareholder’s dissenters’ rights, unless the shareholder revokes his or her proxy prior to its being voted. See “Dissenters’ Rights” beginning on page for a further description of the dissenters’ rights available to Peoples’ shareholders. See also Appendix E for the relevant section of the IBCL concerning dissenters’ rights.

Q:	Do Horizon’s shareholders have dissenters’ rights?

A:	No. Because Horizon’s shares are traded on the NASDAQ Global Select Market, Horizon’s shareholders do not have dissenters’ rights under the IBCL.

Q:	If I am a Peoples shareholder, should I send in my stock certificates now?

A:	No. As soon as practicable after the completion of the merger, you will receive a letter of transmittal describing how you may exchange your shares for the merger consideration and surrender your Peoples share certificates. At that time, you must send your completed letter of transmittal to Horizon’s exchange agent for the merger named in the letter of transmittal in order to receive the merger consideration. You should not send your Peoples share certificates until you receive the letter of transmittal.

Q:	If I am a Horizon shareholder, do I need to do anything with my Horizon stock certificates?

A:	No. Horizon shareholders will not exchange their certificates in the merger. As indicated above, the certificates representing shares of Horizon common stock will represent an equal number of shares of common stock of the combined company after the merger.

Q:	Whom should I contact if I have other questions about the Merger Agreement or the merger?

A:	If you have more questions about the Merger Agreement or the merger, you should contact:

Horizon Bancorp

515 Franklin Square

Michigan City, Indiana 46360

(219) 873-2611

Attention: Mark E. Secor, Chief Financial Officer

You may also contact:

Peoples Bancorp

212 W. 7th Street

Auburn, Indiana 46706

(260) 925-2500

Attention: Jeffrey H. Gatton, Chief Operating Officer and Secretary

SUMMARY

This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information important to you. To understand the merger more fully, you should read this entire document carefully, including the appendices and the documents referred to in this joint proxy statement/prospectus. A list of the documents incorporated by reference appears under the caption “Where You Can Find More Information” beginning on page     .

The Companies

Horizon Bancorp

515 Franklin Square

Michigan City, IN 46360

(219) 874-9272

Horizon Bancorp is a registered bank holding company incorporated in Indiana and headquartered in Michigan City, Indiana. Horizon provides a broad range of banking services in Northwestern and Central Indiana and Southwestern and Central Michigan through its bank subsidiary, Horizon Bank, National Association (“Horizon Bank”), and other affiliated entities. Horizon operates as a single segment, which is commercial banking, and also maintains trust offices in Indianapolis, Indiana and East Lansing, Michigan. Horizon Bank was chartered as a national banking association in 1873, has operated continuously since that time, and currently operates 32 full service offices. Horizon Bank is a full-service commercial bank offering commercial and retail banking services, corporate and individual trust and agency services, and other services incident to banking. Horizon Risk Management, Inc. is a captive insurance company incorporated in Nevada and was formed as a wholly-owned subsidiary of Horizon. Horizon’s common stock is traded on the NASDAQ Global Select Market under the trading symbol “HBNC.” Horizon’s primary regulator is the Board of Governors of the Federal Reserve System, referred to in this joint proxy statement/prospectus as the Federal Reserve Board.

Horizon’s website address is www.horizonbank.com. Information contained in, or accessible through, Horizon’s website does not constitute a part of this joint proxy statement/prospectus. Additional information about Horizon and its subsidiaries is included in documents incorporated by reference into this document. For more information, please see the section entitled “Where You Can Find More Information” beginning on page     .

Peoples Bancorp

212 W 7th Street

Auburn, IN 46706

(260) 925-2500

Peoples Bancorp is a unitary savings and loan holding company, with a business address of 212 West Seventh Street, Auburn, Indiana 46706, and a business telephone number of (260) 925-2500. It owns 100% of the capital stock of its subsidiary bank, Peoples Federal Savings Bank of DeKalb County, a federal savings bank. Peoples’ common stock is quoted on the OTC Pink Marketplace under the symbol “PBNI.”

Peoples Federal Savings Bank of DeKalb County (“Peoples Bank”) is a federal savings bank. Peoples Bank conducts business from its main office in Auburn and 15 other full-service offices located in Avilla, Columbia City, Garrett, Kendallville, LaGrange, Topeka, Waterloo, Howe, Woodburn, and Middlebury, Indiana, and in Three Rivers, Union, and Schoolcraft, Michigan. Peoples Bank offers a full range of retail deposit services and lending services to Northeastern Indiana and Southern Michigan.

Peoples Bank has one subsidiary, PFDC Investments, Inc., a Nevada corporation, which manages an investment portfolio for Peoples Bank.

Peoples’ website address is www.peoplesfed.com. Information contained in, or accessible through, Peoples’ website does not constitute a part of this joint proxy statement/prospectus. Additional information about Peoples and Peoples Bank is included elsewhere in this joint proxy statement/prospectus. For more information, please see the section entitled “Where You Can Find More Information” beginning on page     .

Annual Meeting of Horizon’s Shareholders; Required Vote (page     )

The Annual Meeting of Horizon’s shareholders is scheduled to be held be held on                 ,     , 2015, 10:00 a.m., local time, at the Clarion Inn, 5820 South Franklin Street, Michigan City, Indiana 46360. At the Horizon Annual Meeting, Horizon’s shareholders will be asked:

•	To approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of shares of Horizon common stock in connection with the merger;

•	To elect three directors to serve three-year terms expiring in 2018;

•	To vote on a non-binding, advisory proposal to approve the compensation of Horizon’s executive officers described in this document;

•	To ratify the appointment of BKD, LLP as independent auditors for 2015;

•	To approve a proposal to adjourn the Annual Meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the Annual Meeting in person or by proxy to approve any of the above items; and

•	To transact such other business as may properly come before the Annual Meeting or any adjournment of the Annual Meeting.

Only Horizon shareholders of record as of the close of business on             , 2015 are entitled to notice of, and to vote at, the Horizon Annual Meeting and any adjournments or postponements of the Annual Meeting. As of the record date, the directors and executive officers of Horizon, and their affiliates, owned             shares or approximately             % of the             outstanding shares of Horizon common stock.

Adoption of the Merger Agreement proposal requires the affirmative vote of a majority of the issued and outstanding shares of Horizon’s common stock. Directors will be elected by a plurality of the votes cast. The advisory vote to approve executive compensation, the ratification of the independent auditors, and the proposal to adjourn the Annual Meeting, if necessary, to solicit additional proxies each requires for approval that more votes be cast in favor of the proposal than against the proposal.

Special Meeting of Peoples’ Shareholders; Required Vote (page     )

The Special Meeting of Peoples’ shareholders is scheduled to be held on             ,             , 2015, at     :            p.m., local time, at the La Quinta Inn and Suites, located at 306 Touring Drive, Auburn, Indiana 46706. At the Peoples’ Special Meeting, Peoples’ shareholders will be asked to vote to approve the Merger Agreement and the related Plan of Merger. Only Peoples shareholders of record as of the close of business on             , 2015 are entitled to notice of, and to vote at, the Peoples Special Meeting and any adjournments or postponements of the Special Meeting.

As of May             , 2015, the directors and executive officers of Peoples, and their affiliates, owned 87,187 shares or approximately 3.77% of the 2,311,858 outstanding shares of Peoples common stock. In connection with the execution of the Merger Agreement, the directors of Peoples each executed a voting agreement pursuant to which they agreed to vote their 83,522 shares, or 3.61% of Peoples’ outstanding shares of common stock, in favor of the merger. A copy of that voting agreement is attached as Appendix D to this joint proxy statement/prospectus.

Adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the issued and outstanding shares of Peoples common stock. Approval of the proposal to adjourn the Special Meeting to allow extra time to solicit proxies requires more votes to be cast in favor of the proposal than are cast against it.

The Merger and the Merger Agreement (page     )

Horizon’s acquisition of Peoples is governed by the Merger Agreement. The Merger Agreement provides that, if all of the conditions are satisfied or waived, Peoples will be merged with and into Horizon, with Horizon as the surviving corporation. Simultaneous with the merger, Peoples Bank will be merged with and into Horizon Bank, a wholly-owned subsidiary of Horizon, with Horizon Bank surviving. We encourage you to read the Merger Agreement, which is included as Appendix A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus.

What Peoples’ Shareholders Will Receive in the Merger (page     )

If the merger is completed, each share of Peoples common stock held by a shareholder owning 100 or more shares will be converted into the right to receive $9.75 in cash and 0.95 shares of Horizon common stock. However, if a shareholder owns beneficially and/or of record fewer than 100 shares of Peoples’ common stock, that shareholder will be entitled to receive only $33.14 per share and will not be entitled to receive any shares of Horizon common stock. The exchange ratio is subject to the following adjustments:

•	Anti-Dilution Adjustments. If prior to the effective time of the merger, Horizon changes the number of shares of Horizon common stock outstanding by way of a stock split, stock dividend, or similar transaction, or if Horizon establishes a record date for such a change, the exchange ratio will be adjusted so that the holders of Peoples common stock receive at the effective time, in the aggregate, the number of shares of Horizon common stock representing the same percentage of the outstanding shares of Horizon common stock that they would have received if such change had not occurred; or

•	Decrease in Market Price of Horizon Common Stock. If Peoples elects to terminate the Merger Agreement because the market price of Horizon’s common stock has decreased below certain amounts specified in the Merger Agreement, Horizon will have the option of increasing the exchange ratio pursuant to the formula specified in the Merger Agreement in lieu of Peoples’ right to terminate the Merger Agreement.

In lieu of any fractional shares of Horizon common stock, Horizon will distribute an amount in cash equal to such fraction multiplied by the average per share closing price of a share of Horizon common stock as quoted on the NASDAQ Global Select Market during the fifteen consecutive trading days immediately preceding the second business day prior to the closing of the merger on which such shares were actually traded.

Recommendation of Horizon Board of Directors (page     )

The Horizon board of directors unanimously approved the Merger Agreement, the related Plan of Merger, and the transactions contemplated by the Merger Agreement, including the issuance of Horizon shares in the merger. The Horizon board believes that the Merger Agreement and the proposed merger are advisable and fair to, and in the best interests of, Horizon and its shareholders, and therefore recommends that Horizon’s shareholders vote “FOR” the approval of the Merger Agreement and the related Plan of Merger, and the transactions contemplated thereby, including the issuance of shares of Horizon common stock in the merger.

The Horizon board also recommends that you vote “FOR” the election of the director nominees, “FOR” the advisory vote to approve the compensation of Horizon’s executive officers named in the document, “FOR” the ratification of the appointment of BKD, LLP, and “FOR” any proposal of the Horizon board of directors to adjourn the Annual Meeting, if necessary.

Recommendation of Peoples Board of Directors (page     )

The Peoples board of directors unanimously approved the Merger Agreement and the proposed merger. The Peoples board believes that the Merger Agreement, including the merger contemplated by the Merger Agreement, is advisable and fair to, and in the best interests of, Peoples and its shareholders, and therefore recommends that Peoples’ shareholders vote “FOR” the proposal to adopt the Merger Agreement and the related Plan of Merger. In reaching its decision, the Peoples board of directors considered a number of factors, which are described in the section captioned “The Merger – Peoples’ Reasons for the Merger; Board Recommendation” beginning on page     . Because of the wide variety of factors considered, the Peoples board of directors did not believe it practicable, nor did it attempt, to quantify or otherwise assign relative weight to the specific factors it considered in reaching its decision.

The Peoples board also recommends that you vote “FOR” the proposal to adjourn the Special Meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the Special Meeting in person or by proxy to approve the merger.

Dissenters’ Rights (page     )

Dissenters’ rights are available to Peoples’ shareholders under Indiana law, but Peoples’ shareholders will only be able to dissent from the proposed merger by complying with the applicable provisions of the Indiana Business Corporation Law (the “IBCL”). For more information, see “Dissenters’ Rights” beginning on page     . Because Horizon’s shares are traded on the NASDAQ Global Select Market, Horizon’s shareholders do not have dissenters’ rights under the IBCL.

Voting Agreements (page     )

As of May 11, 2015, the directors of Peoples owned 83,522 shares or approximately 3.61% of the 2,311,858 outstanding shares of Peoples common stock. In connection with the execution of the Merger Agreement, the directors of Peoples each executed a voting agreement pursuant to which they agreed to vote their shares in favor of the merger. A copy of that voting agreement is attached as Appendix D to this joint proxy statement/prospectus.

Opinion of Peoples’ Financial Advisor (page     )

In connection with the merger, Peoples’ financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated February 18, 2015, to the Peoples board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be received by the holders of Peoples common stock in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Appendix B to this joint proxy statement/prospectus. The opinion was for the information of, and was directed to, the Peoples board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Peoples to engage in the merger or enter into the Merger Agreement or constitute a recommendation to the Peoples board in connection with the merger, and it does not constitute a recommendation to any holder of Peoples common stock or any shareholders of any other entity as to how to vote in connection with the merger or any other matter.

Joint Opinion of Horizon’s Financial Advisors (page     )

In connection with the merger, Horizon jointly retained Patrick Capital Markets, LLC (“Patrick Capital”) and Cummings & Co., LLC (“C&C”) as its financial advisors. In deciding to approve the Merger Agreement, the Horizon board of directors considered the oral opinion of Patrick Capital and C&C provided to the Horizon board of directors, which was subsequently confirmed in writing, that based on and subject to the various assumptions and limitations set forth in their opinion, as of February 18, 2015, the merger consideration to be paid to Peoples’ shareholders in the merger is fair, from a financial point of view, to the Horizon common shareholders. The full text of Patrick Capital’s and C&C’s joint opinion is attached to this document as Appendix C.

Reasons for the Merger (page     )

The Peoples board of directors believes that the merger and the Merger Agreement are advisable and fair to, and in the best interests of, Peoples and its common shareholders and, therefore, the board of directors recommends that Peoples’ shareholders vote “FOR” the proposal to adopt the Merger Agreement and the related Plan of Merger. In reaching its decision, the Peoples board of directors considered many factors, including the factors described under the heading “The Merger – Peoples’ Reasons for the Merger; Board Recommendation” beginning on page     .

Similarly, the Horizon board of directors believes that the merger and the Merger Agreement are advisable and fair to, and in the best interests of, Horizon and its common shareholders and, therefore, the board of directors recommends that Horizon’s shareholders vote “FOR” the proposal to adopt the Merger Agreement and the related Plan of Merger, and the transactions contemplated thereby, including the issuance of Horizon shares in the merger. In reaching its decision, the Horizon board of directors considered many factors, including the factors described under the heading “The Merger – Horizon’s Reasons for the Merger; Board Recommendation” beginning on page     .

Regulatory Approvals (page     )

Under the terms of the Merger Agreement, the merger cannot be completed until Horizon receives necessary regulatory approvals, which include the approval of the Federal Reserve Bank of Chicago (“FRB”) and the approval of the Office of the Comptroller of the Currency (“OCC”). Horizon has filed applications with both the FRB and OCC to obtain the applicable approvals.

New Horizon Shares Will Be Eligible for Trading (page     )

The shares of Horizon common stock to be issued in the merger will be eligible for trading on the NASDAQ Global Select Market.

Conditions to the Merger (page     )

The obligation of Horizon and Peoples to consummate the merger is subject to the satisfaction or waiver, on or before the completion of the merger, of a number of conditions, including, but not limited to:

•	the Merger Agreement must receive the requisite approval of both Horizon’s and Peoples’ shareholders;

•	approval of the transaction by the appropriate regulatory authorities;

•	the representations and warranties made by the parties in the Merger Agreement must be true, accurate, and correct in all material respects as of the effective date of the merger;

•	the covenants made by the parties must have been fulfilled or complied with in all material respects from the date of the Merger Agreement through and as of the effective time of the merger;

•	the parties must have received the respective closing deliveries of the other parties to the Merger Agreement;

•	the Registration Statement on Form S-4, of which this joint proxy statement/prospectus is a part, relating to the Horizon shares to be issued pursuant to the Merger Agreement, must have become effective under the Securities Act of 1933, as amended, and no stop order suspending the effectiveness of the Registration Statement shall have been issued or threatened by the Securities and Exchange Commission;

•	the boards of directors of Horizon and Peoples must have received an opinion from Barnes & Thornburg LLP to the effect that the merger constitutes a tax free “reorganization” for purposes of Section 368 of the Internal Revenue Code, as amended (the “Code”);

•	Horizon must have received a letter of tax advice, in a form satisfactory to Horizon, from Peoples’ outside, independent certified public accountants to the effect that any amounts that are paid by Peoples or Peoples Bank before the effective time of the merger, or required under Peoples’ employee benefit plans or the Merger Agreement to be paid at or after the effective time, to persons who are “disqualified individuals” under Section 280G of the Code with respect to Peoples, Peoples Bank, or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code;

•	As of the end of the month prior to the effective time of the merger, Peoples’ adjusted consolidated shareholders’ equity, as defined in the Merger Agreement, shall not be less than $58,000,000;

•	Peoples shall have provided notice of termination to that certain Master Agreement, dated October 31, 2013, between Peoples Federal Savings Bank and FiServ;

•	the Peoples employees specified in the Merger Agreement shall have executed and delivered noncompetition agreements;

•	Horizon shall have entered into an employment agreement with Jeffrey H. Gatton;

•	the shares of Horizon common stock to be issued to Peoples’ shareholders in the merger must have been approved for listing on the NASDAQ Global Select Market; and

•	there shall be no legal proceedings initiated or threatened seeking to prevent the completion of the merger.

For a further description of the conditions necessary to the completion of the merger, see “The Merger Agreement – Conditions to the Merger” beginning on page             . We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or that the merger will be completed.

Termination (page             )

Horizon or Peoples may mutually agree at any time to terminate the Merger Agreement without completing the merger, even if Horizon’s and Peoples’ shareholders have approved it. Also, either party may decide, without the consent of the other party, to terminate the Merger Agreement under specified circumstances, including if the merger is not consummated by December 31, 2015, if the required regulatory approvals are not received, or if the Horizon or Peoples shareholders do not approve the Merger Agreement at their respective shareholders’ meetings. In addition, either party may terminate the Merger Agreement if there is a breach of the agreement by the other party that would cause the failure of conditions to the terminating party’s obligation to close, unless the breach is capable of being cured and is cured within twenty business days of notice of the breach. Peoples also has the right to terminate the Merger Agreement if it receives a proposal which its board of directors determines is superior to the merger with Horizon.

Additionally, Peoples has the right to terminate the Merger Agreement during the five-day period following the date on which all regulatory approvals and other approvals (disregarding any waiting period applicable to the regulatory approvals) required for the merger are received if Horizon’s average common stock closing price is below $19.57 per share, and the percentage decrease in stock price of Horizon from Horizon’s closing stock price on the date of the Merger Agreement is more than 15% greater than the percentage decrease in the SNL Midwest Bank Index during the same period. Horizon has the right to prevent Peoples’ termination under those circumstances, however, by agreeing to increase the exchange ratio pursuant to a formula set forth in the Merger Agreement.

Termination Fee (page             )

Peoples is required to pay Horizon a $3,500,000 termination fee under the following circumstances:

•	if Horizon terminates the Merger Agreement because Peoples’ board of directors fails to include its recommendation to approve the merger in the joint proxy statement/prospectus delivered to shareholders or has withdrawn, modified, or changed its approval or recommendation of the Merger Agreement or approves or publicly recommends an acquisition proposal with a third party, or Peoples has entered into or publicly announced an intention to enter into another acquisition proposal;

•	if either party terminates the Merger Agreement because it is not approved by the requisite vote of the shareholders of Peoples at the Special Meeting or by Horizon because a quorum could not be convened at Peoples’ Special Meeting and, prior to the date that is twelve months after such termination Peoples or Peoples Bank enters into any acquisition agreement with a third party or an acquisition proposal is consummated; or

•	if either party terminates the Merger Agreement because the consummation of the merger has not occurred by December 31, 2015, and (i) prior to the date of such termination an acquisition proposal was made by a third party, and (ii) prior to the date that is twelve months after such termination, Peoples or Peoples Bank enters into any acquisition agreement or any acquisition proposal is consummated.

Interests of Officers and Directors in the Merger that Are Different From Yours (page             )

When Peoples’ shareholders consider the recommendation of the Peoples board of directors to approve the Merger Agreement and the merger, you should be aware that certain of Peoples’ directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Peoples’ shareholders generally that may present actual or apparent conflicts of interest, including certain payments under employment agreements for certain officers and directors of Peoples, the assumption of certain salary continuation agreements and a retirement benefits agreement with certain Peoples’ directors, the payout of a deferred fee agreement with a Peoples’ director, the appointment of a Peoples director to the Horizon and Horizon Bank boards of directors, and the continuation of director and officer indemnification and liability insurance protections. See “Interests of Certain Directors and Officers of Peoples in the Merger” beginning on page             .

Accounting Treatment of the Merger (page             )

The merger will be accounted for as a purchase transaction in accordance with United States generally accepted accounting principles.

Rights of Shareholders After the Merger (page             )

When the merger is completed, Peoples shareholders owning at least 100 shares of Peoples common stock will become Horizon shareholders, and their rights then will be governed by Horizon’s articles of incorporation and bylaws and applicable law. Horizon and Peoples are both organized under Indiana law. To review the differences in the rights of shareholders under each company’s governing documents, see “Comparison of the Rights of Shareholders” beginning on page             .

Material Federal Tax Consequences of the Merger (page             )

Horizon and Peoples expect the merger to qualify as a “reorganization” for U.S. federal income tax purposes. If the merger qualifies as a reorganization, then, in general, for U.S. federal income tax purposes:

•	a holder of Peoples common stock generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of cash received, or (2) the amount of gain “realized” in the merger. The amount of gain a Peoples shareholder “realizes” will equal the amount by which (a) the cash plus the fair market value of the Horizon common stock received, exceeds (b) the shareholder’s aggregate adjusted tax basis in the Peoples common stock; and

•	a Peoples shareholder will recognize gain or loss, if any, on any fractional share of Horizon common stock for which cash is received equal to the difference between the amount of cash received and the Peoples shareholder’s allocable tax basis in the fractional share.

To review the tax consequences of the merger to Peoples shareholders in greater detail, please see the section “Material Federal Income Tax Consequences” beginning on page             . Your tax consequences will depend on your

individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF HORIZON

The following data is derived from Horizon’s audited annual historical financial statements and its unaudited financial statements at or for the periods indicated. Per share amounts have been adjusted to reflect all completed stock dividends and splits. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference into this joint proxy statement/prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period.

(in thousands, except per share data)	At or for the Three Months Ended March 31,		At or for the year ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(unaudited)	(unaudited)
Summary of Operations:
Interest Income	$20,093	$16,467	$76,205	$74,886	$72,528	$64,614	$68,491
Interest Expense	3,207	3,195	13,222	13,503	14,322	16,501	20,875
Net Interest Income	16,886	13,272	62,983	61,383	58,206	48,113	47,616
Provision for Loan Losses	614	—	3,058	1,920	3,524	5,282	11,554
Net Interest Income after Provision for Loan Losses	16,272	13,272	59,925	59,463	54,682	42,831	36,062
Non-Interest Income	7,066	5,522	26,277	25,906	27,331	20,299	19,906
Non-Interest Expense	16,068	14,514	61,946	58,445	54,024	46,147	42,571
Income Before Income Taxes	7,270	4,280	24,256	26,924	27,989	16,983	13,397
Income Tax Expense	1,912	863	6,155	7,048	8,446	4,186	2,942
Net Income	5,358	3,417	18,101	19,876	19,543	12,797	10,455
Net Income Available to Common Shareholders	$5,327	$3,385	$17,968	$19,506	$19,062	$11,472	$9,049

Period-End Balances:
Total Assets	$2,153,965	$1,806,583	$2,076,922	$1,758,276	$1,848,227	$1,547,162	$1,400,919
Total Loans, Net	1,444,725	1,084,692	1,362,053	1,052,836	1,172,447	964,311	863,813
Total Deposits	1,465,096	1,355,571	1,482,319	1,291,520	1,294,153	1,009,865	985,498
Total Borrowings	473,095	268,568	383,840	288,782	378,095	400,787	291,325
Total Shareholders’ Equity	$199,491	$169,783	$194,414	$164,520	$158,968	$121,465	$112,283

Per Share Data:
Net Income	$0.58	$0.39	$1.98	$2.26	$2.39	$1.55	$1.23
Cash Dividends	0.14	0.11	0.51	0.42	0.38	0.31	0.30
Book Value Per Common Share at Period-End	$20.25	$18.22	$19.75	$17.64	$17.00	$14.68	$12.74

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PEOPLES

The following tables set forth certain information and other data of Peoples at and for the periods indicated. The selected financial information presented below is derived in part from Peoples’ consolidated financial statements. The following information is only a summary and you should read it in conjunction with Peoples’ consolidated financial statements and notes beginning on page F-1, and in conjunction with Peoples’ “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page             . The information as of and for each of the two years ended September 30, 2014 and 2013 is derived in part from the audited consolidated financial statements of Peoples that appear in this joint proxy statement/prospectus. The information as of and for the years ended September 30, 2012, 2011, and 2010 is derived in part from audited consolidated financial statements of Peoples that do not appear in this joint proxy statement/prospectus. The information as of and for the six months ended March 31, 2015 and 2014 is unaudited. However, in the opinion of management of Peoples, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. Results for past periods are not necessarily indicative of the results that may be expected for any future period.

	As of March 31,		As of September 30,
	2015	2014	2014	2013	2012	2011	2010
	(unaudited)
Balance Sheet Data:
Total assets	$476,922,955	$468,434,171	$471,184,008	$450,760,405	$484,309,302	$480,583,263	$472,522,,994
Loans receivable including loans held for sale, net	228,033,155	234,114,629	229,144,878	228,360,874	222,302,227	222,251,918	251,003,932
Investments and other interest earning assets	211,132,757	203,748,864	211,192,235	192,553,393	226,841,796	226,754,365	193,715,510
Deposits	358,291,889	354,759,605	353,920,254	349,677,821	359,359,011	353,810,967	338,792,106
Borrowed funds	51,683,064	50,992,239	52,867,522	40,061,234	56,746,457	61,022,847	69,743,961
Stockholder’s equity	62,234,301	59,423,579	60,764,630	58,282,473	63,253,783	61,618,201	60,213,402
Book value per share	$26.92	$25.68	$26.28	$25.19	$26.37	$25.12	$24.23

	For the Six Months Ended March 31,		For the Year Ended September 30,
	2015	2014	2014	2013	2012	2011	2010
	(unaudited)
Operating Data:
Interest income	$7,445,819	$7,826,357	$15,478,204	$15,369,552	$17,514,489	$19,703,047	$21,687,996
Interest expense	1,483,523	1,526,629	3,018,748	3,708,773	5,446,755	6,468,946	8,417,974

Net interest income	$5,962,296	$6,299,728	$12,459,456	$11,660,779	$12,067,734	$13,234,101	$13,270,022
Provision for losses on loans	69,250	177,500	385,250	263,750	423,000	768,501	1,041,874

Net interest income after provision for losses on loans	$5,893,046	$6,122,228	$12,074,206	$11,397,029	$11,644,734	$12,465,600	$12,228,148
Non-interest income	1,884,675	1,558,336	3,650,525	4,202,038	3,634,995	4,131,312	3,399,917
Non-interest expense	6,116,041	5,979,195	11,834,882	12,820,996	11,967,527	12,097,194	11,830,544

Income before income taxes	1,661,680	1,701,369	3,889,849	2,778,071	3,312,202	4,499,718	3,797,521
Income tax expense	187,039	195,705	485,526	151,276	268,546	729,423	506,977

Net income	$1,474,641	$1,505,664	$3,404,323	$2,626,795	$3,043,656	$3,770,295	$3,290,544

Basic income per common share	$0.64	$0.65	$1.47	$1.11	$1.26	$1.52	$1.28
Diluted income per common share	$0.64	$0.65	$1.47	$1.11	$1.26	$1.52	$1.28
Dividends per common share	$0.40	$0.40	$0.80	$0.80	$0.80	$0.76	$0.76
Other Data:
Average yield on all interest-earning assets	3.33%	3.62%	3.56%	3.50%	3.85%	4.41%	4.81%
Average cost of all interest-bearing liabilities	0.76%	0.81%	0.80%	0.98%	1.37%	1.64%	2.12%

Interest rate spread	2.57%	2.81%	2.76%	2.52%	2.48%	2.77%	2.69%
Net interest margin	2.66%	2.92%	2.86%	2.66%	2.65%	2.96%	2.94%
Return on assets (net income divided by average total assets)	0.62%	0.65%	0.73%	0.56%	0.63%	0.79%	0.69%
Return on equity (net income divided by average total equity)	4.88%	5.08%	5.67%	4.24%	4.85%	6.27%	5.47%
Dividend payout ratio (dividends per common share divided by net income per common share)	61.54%	61.54%	54.42%	72.07%	63.49%	50.00%	59.38%

Per Share Equivalent Information

The following table sets forth the book value per share, cash dividends per share, and basic and diluted earnings per common share data for each of Horizon and Peoples on a historical basis, for Horizon on a pro forma combined basis, and on a pro forma combined basis per Peoples equivalent share. The data in the column “Pro Forma Equivalent per Peoples Share” shows the effect of the merger from the perspective of an owner of Peoples common stock, and was obtained by multiplying the Combined Pro Forma Amounts for Horizon by the exchange ratio of 0.95. The pro forma financial information in the table below is provided for illustrative purposes, does not include any projected cost savings, revenue enhancements, or other possible financial benefits of the merger to the combined company, and does not attempt to suggest or predict future results.

We present this information to reflect the fact that Peoples shareholders who own at least 100 shares of Peoples common stock will receive 0.95 shares of Horizon common stock for each share of Peoples common stock exchanged in the merger (unless adjusted in accordance with the Merger Agreement). This information does not purport to reflect what the historical results of the combined company would have been had Peoples and Horizon been combined during these periods.

	Horizon Historical	Peoples Historical	Combined Pro Forma Amounts for Horizon	Pro Forma Equivalent Per Peoples Share
Book value per share:
at March 31, 2015	$20.25	$26.92	$20.58	$19.55
at December 31, 2014	$19.75	$26.53	$20.12	$18.93
Cash dividends per share:
Three months ended March 31, 2015	$0.14	$0.20	$0.14	$0.13
Year ended December 31, 2014/September 30, 2014(1)	$0.51	$0.80	$0.51	$0.48
Basic earnings (loss) per share:
Three months ended March 31, 2015	$0.58	$0.28	$0.52	$0.49
Year ended December 31, 2014/September 30, 2014(1)	$1.98	$1.47	$1.89	$1.80
Diluted earnings (loss) per share:
Three months ended March 31, 2015	$0.55	$0.28	$0.50	$0.48
Year ended December 31, 2014/September 30, 2014(1)	$1.90	$1.47	$1.82	$1.73

(1)	Amounts presented for Horizon are for its fiscal year ended December 31, 2014, while amounts presented for Peoples are for its fiscal year ended September 30, 2014.

Market Prices and Share Information

The following table shows (1) the closing market prices of Horizon common stock as quoted on the NASDAQ Global Select Market and of Peoples common stock as quoted on the OTC Pink Marketplace on February 18, 2015, the last business day prior to the announcement of the merger, and on             , 2015, the most recent date practicable preceding the date of this joint proxy statement/prospectus, and (2) the equivalent pro forma value of a share of Peoples common stock at such dates based on the value of the consideration to be received in the merger with respect to each share. The equivalent prices per share of Peoples common stock were calculated by multiplying the market price of Horizon common stock by 0.95, which is the exchange ratio for the merger (subject to adjustment), and by adding the per share cash consideration of $9.75 (subject to adjustment). All amounts in the table below are presented in dollars per share.

	Horizon Common Stock		Peoples Common Stock		Equivalent Pro Forma Per Share of Peoples Common Stock
February 18, 2015		$23.02		$26.00		$31.62
__________, 2015	$		$		$

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus (see “Where You Can Find More Information” on page             ), including the risk factors included in Horizon’s Annual Report on Form 10-K for the year ended December 31, 2014, you should consider carefully the risk factors described below in deciding how to vote. You should keep these risk factors in mind when you read forward-looking statements in this document and in the documents incorporated by reference into this document. Please refer to the section of this joint proxy statement/prospectus titled “Cautionary Note About Forward-Looking Statements” on page             .

Peoples’ shareholders cannot be certain of the market value of the merger consideration they will receive, because the market price of Horizon common stock will fluctuate and the exchange ratio and cash consideration are subject to adjustment.

Upon completion of the merger, each share of Peoples common stock held by a shareholder who holds at least 100 shares will be converted into the right to receive $9.75 in cash and 0.95 shares of Horizon common stock. The market value of the merger consideration may vary from the closing price of Horizon common stock on the date the merger was announced, on the date that this document was mailed to Horizon’s and Peoples’ shareholders, on the date of the annual meeting of Horizon’s shareholders and the date of the special meeting of Peoples’ shareholders, and on the date Horizon and Peoples complete the merger and thereafter. Also, if Peoples elects to terminate the Merger Agreement because Horizon’s stock price has decreased by the amount specified in the Merger Agreement, Horizon may avoid that termination by increasing the exchange ratio as provided in the Merger Agreement. Any change in the exchange ratio, the market price of Horizon’s common stock or the cash consideration prior to completion of the merger will affect the amount and the market value of the merger consideration that Peoples’ shareholders who hold at least 100 shares of Peoples common stock will receive upon completion of the merger. Accordingly, at the time of the Peoples special meeting, Peoples’ shareholders will not know, or be able to calculate with certainty, the amount or the market value of the merger consideration they will receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the business, operations and prospects of Horizon, and regulatory considerations. Many of these factors are beyond Horizon’s or Peoples’ control. You should obtain current market quotations for shares of Horizon common stock before you vote.

The Merger Agreement may be terminated in accordance with its terms and the merger may not be completed, which could have a negative impact on Peoples.

The Merger Agreement with Horizon is subject to a number of conditions that must be fulfilled in order to close. Those conditions include: approval by the shareholders of both Horizon and Peoples, regulatory approval, the continued accuracy of certain representations and warranties by both parties and the performance by both parties of certain covenants and agreements. In particular, Horizon is not obligated to close if, subject to the conditions in the Merger Agreement, the estimated environmental clean-up costs exceed $2,000,000. In addition, certain circumstances exist in which Peoples may terminate the merger, including by accepting a superior proposal or by electing to terminate if Horizon’s stock price declines below a specified level. Peoples has the right to terminate the Merger Agreement if Horizon’s average common stock closing price over the 15-trading day period immediately preceding the date on which all regulatory approvals approving the merger (disregarding any waiting period applicable thereto) and all other approvals and consents necessary for the consummation of the merger are received (referred to as the “determination date”) is below $19.57 per share, and the percentage decrease in the stock price of Horizon from Horizon’s closing stock price on the date of the Merger Agreement is more than 15% greater than the percentage decrease in the SNL Midwest Bank Index during the same period. However, Horizon has the right to prevent Peoples’ termination by agreeing to increase the exchange ratio pursuant to a formula set forth in the Merger Agreement. See “The Merger Agreement – Merger Consideration” (beginning on page             ) for a more complete discussion of the merger consideration to be paid in this proposed transaction and “– Termination” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated. There can be no assurance that the conditions to closing the merger will be fulfilled or that the merger will be completed.

If the Merger Agreement is terminated, there may be various consequences to Peoples, including:

•	Peoples’ business may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger; and

•	Peoples may have incurred substantial expenses in connection with the merger, without realizing any of the anticipated benefits of completing the merger.

If the Merger Agreement is terminated and Peoples’ board of directors approves another merger or business combination, under certain circumstances Peoples may be required to pay Horizon a $3,500,000 termination fee, and Peoples shareholders cannot be certain that Peoples will be able to find a party willing to pay an equivalent or more attractive price than the price Horizon has agreed to pay in the merger.

The completion of the merger is subject to the receipt of regulatory approvals from the Federal Reserve Board and the Office of the Comptroller of the Currency, which may take longer than expected or impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated in the Merger Agreement may be completed, various approvals must be obtained from the Federal Reserve Board and the Office of the Comptroller of the Currency. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the Merger Agreement. Although Horizon and Peoples do not currently expect that any such conditions or changes will be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transactions contemplated in the Merger Agreement or imposing additional costs on or limiting Horizon’s revenues, any of which might have a material adverse effect on Horizon following the merger. There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

Peoples’ shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Peoples’ shareholders currently have the right to vote in the election of the Peoples board of directors and on other significant matters affecting Peoples, such as the proposed merger with Horizon. When the merger occurs, each Peoples shareholder who holds at least 100 shares of Peoples common stock will become a shareholder of Horizon with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of Peoples. Based on the anticipated number of Horizon common shares to be issued in the merger, it is anticipated that the Peoples shareholders will only own approximately 19% of all of the outstanding shares of Horizon’s common stock. Because of this, Peoples’ shareholders will have less influence on the management and policies of Horizon than they now have on the management and policies of Peoples. Furthermore, shareholders of Horizon do not have preemptive or similar rights, and therefore, Horizon can sell additional voting securities in the future without offering them to the former Peoples shareholders, which would further reduce their ownership percentage in, and voting control over, Horizon.

Horizon may be unable to successfully integrate Peoples Bank’s operations and retain Peoples Bank’s employees.

Simultaneous with the closing of the merger, Peoples Bank will be merged with and into Horizon Bank. The possible difficulties of merging the operations of Peoples Bank with Horizon Bank include:

•	integrating personnel with diverse business backgrounds;

•	combining different corporate cultures;

•	integrating systems; and

•	retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of Horizon, Horizon Bank, or Peoples Bank, and the loss of key personnel. The merger of Peoples Bank with Horizon Bank will benefit greatly from the experience and expertise of certain key employees of Peoples Bank who are expected to be retained by Horizon. However, there can be no assurances that Horizon will be successful in retaining these employees for the time period necessary to integrate Peoples Bank into Horizon Bank at the level desired by Horizon. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and integration of Peoples Bank into Horizon Bank could have an adverse effect on the business and results of operations of Horizon or Horizon Bank, and therefore, its stock price.

Horizon may be unable to retain Peoples’ customers or grow the Peoples business.

Peoples operates in geographic markets and with customers primarily located in or near DeKalb, Elkhart, LaGrange, Noble, Whitley, and Allen Counties in Northeast and North-Central Indiana, and Cass, Kalamazoo, and St. Joseph Counties in South-Central Michigan. Horizon’s markets and customers are located primarily in Northwest and Central Indiana and Southwest Michigan. Although Horizon is not anticipating major differences between the preferences of Peoples’ customers compared to Horizon’s customers, any time there is a change in products, services, ownership, or management of a bank, there is a risk that customers may seek to obtain some or all of their banking products and services from other banks. Horizon believes that the desire of Peoples’ customers to seek products or services elsewhere as a result of the merger will be lessened by the fact that the shareholders of Peoples will continue to own a portion of the combined operations after the merger and because key employees of Peoples will be continuing with the bank after the merger.

The fairness opinion delivered to Peoples’ board of directors does not reflect changes in circumstances subsequent to the date of the fairness opinion.

The fairness opinion of KBW was delivered to Peoples’ board of directors on February 18, 2015 and speaks only as of such date. Changes in operations and prospects of Horizon and Peoples, general market and economic conditions, and other factors both within and outside of Horizon’s and Peoples’ control may significantly alter the relative value of the companies by the time the merger is completed. KBW’s opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion.

The termination fee and the restrictions on solicitation contained in the Merger Agreement may discourage other companies from attempting to acquire Peoples.

Until the completion of the merger, with some exceptions, Peoples is prohibited from soliciting, initiating, encouraging, or participating in any discussion of, or otherwise considering, any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person or entity other than Horizon. In addition, Peoples has agreed to pay a termination fee of $3,500,000 to Horizon if the board of directors of Peoples withdraws, modifies, or changes its approval or recommendation of the Merger Agreement and approves or recommends an alternate acquisition transaction with a third party. These provisions could discourage other companies from trying to acquire Peoples even though such other companies might be willing to offer greater value to Peoples’ shareholders than Horizon has offered in the Merger Agreement. The payment of the termination fee also could have a material adverse effect on Peoples’ financial condition.

Certain of Peoples’ officers and directors have interests that are different from, or in addition to, the interests of Peoples’ shareholders generally.

Certain of Peoples’ directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Peoples’ shareholders generally that may present actual or apparent conflicts of interest, including payments under the employment agreements for certain executive officers of Peoples, the assumption by Horizon (and the payout by Peoples) of certain salary continuation agreements and a retirement benefits agreement with certain directors of Peoples, the appointment of a Peoples director to the Horizon and Horizon Bank boards of directors, the payout of a deferred fee agreement with a Peoples’ director, and the continuation of director and officer indemnification and liability insurance protections. See “Interests of Certain Directors and Officers of Peoples in the Merger” beginning on page             .

The merger may fail to qualify as a reorganization for federal tax purposes, resulting in the recognition by Peoples’ shareholders of taxable gain or loss in respect of their Peoples shares.

Horizon and Peoples intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Although the Internal Revenue Service will not provide a ruling on the matter, Horizon and Peoples, as a condition to closing, will obtain an opinion from Horizon’s legal counsel that the merger will constitute a reorganization for federal tax purposes. This opinion does not bind the IRS or prevent the IRS from adopting a contrary position. If the merger fails to qualify as a reorganization, a Peoples shareholder generally would recognize gain or loss in an amount equal to the difference between (1) the sum of the amount of cash and the aggregate fair market value of the Horizon common stock received in the exchange, and (2) the Peoples shareholder’s aggregate adjusted tax basis in the Peoples common stock surrendered in the exchange.

The shares of Horizon common stock to be received by Peoples shareholders as a result of the merger will have different rights from the shares of Peoples common stock.

The rights associated with Peoples’ common stock are different from the rights associated with Horizon’s common stock. See the section of this joint proxy statement/prospectus entitled “Comparison of the Rights of Shareholders” (beginning on page             ) for a discussion of the different rights associated with Horizon’s and Peoples’ common stock.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements that have been made pursuant to the provisions of, and in reliance on the safe harbor under, the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Forward-looking statements include statements with respect to management’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the control of Horizon and Peoples, and which may cause actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

In addition, certain statements may be contained in the future filings of Horizon with the SEC, in press releases, and in oral and written statements made by or with the approval of Horizon that are not statements of historical fact and constitute forward-looking statements within the meaning of the Reform Act. Examples of such forward-looking statements include, but are not limited to:

•	statements about the benefits of the merger between Horizon and Peoples, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the merger;

•	statements of plans, objectives, and expectations of Horizon or Peoples or their managements or boards of directors;

•	statements of future economic performance; and

•	statements of assumptions underlying such statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. Words such as “believe,” “contemplate,” “seek,” “estimate,” “plan,” “project,” “anticipate,” “assume,” “expect,” “intend,” “targeted,” “continue,” “remain,” “will,” “should,” “indicate,” “would,” “may,” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	the risk that the businesses of Horizon and Peoples will not be integrated successfully or such integration may be more difficult, time-consuming, or costly than expected;

•	expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame;

•	revenues or earnings following the merger may be lower than expected;

•	deposit attrition, operating costs, customer loss, and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;

•	the inability to obtain governmental approvals of the merger on the proposed terms and schedule;

•	the failure of Horizon’s and/or Peoples’ shareholders to approve the merger;

•	local, regional, national, and international economic conditions and the impact they may have on Horizon and Peoples and their customers and Horizon’s and Peoples’ assessment of that impact;

•	changes in the level of non-performing assets, delinquent loans, and charge-offs;

•	material changes in the value of Horizon’s common stock;

•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	the risk that management’s assumptions and estimates used in applying critical accounting policies prove unreliable, inaccurate, or not predictive of actual results;

•	inflation, interest rate, securities market, and monetary fluctuations;

•	changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity;

•	prepayment speeds, loan originations, and credit losses;

•	sources of liquidity;

•	competitive pressures among depository and other financial institutions may increase and have an effect on pricing, spending, third-party relationships, and revenues;

•	changes in laws and regulations (including laws and regulations concerning taxes, banking, and securities) with which Horizon and Peoples must comply;

•	the effects of, and changes in, trade, monetary, and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

•	Horizon’s and Peoples’ common shares outstanding and common stock price volatility;

•	legislation affecting the financial services industry as a whole, and/or Horizon and Peoples and their subsidiaries, individually or collectively;

•	governmental and public policy changes;

•	financial resources in the amounts, at the times, and on the terms required to support Horizon’s and Peoples’ future businesses; and

•	the impact on Horizon’s or Peoples’ businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts.

Additional factors that could cause Horizon’s results to differ materially from those described in the forward-looking statements can be found in Horizon’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Horizon or Peoples or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. Horizon and Peoples undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

We caution you not to place undue reliance on the forward-looking statements.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following tables present the unaudited pro forma combined condensed financial information for Horizon and Peoples, giving effect to the merger. The unaudited pro forma combined condensed balance sheet as of March 31, 2015 gives effect to the merger as if it occurred on that date. The unaudited pro forma combined condensed income statements for the three months ended March 31, 2015, and for the twelve months ended December 31, 2014, present the combined results of operations of Horizon and Peoples as if the merger had been effective on January 1 of each respective year.

In the transaction, Peoples will merge with and into Horizon, with Horizon as the surviving entity. Simultaneously with the merger of Peoples and Horizon, Peoples Bank will merge with and into Horizon Bank. In connection with the merger, each outstanding share of Peoples common stock (other than shares then held of record by Horizon, shares held as treasury shares of Peoples, or dissenting shares) shall be converted into the right to receive $9.75 in cash and 0.95 shares of Horizon common stock, subject to certain adjustments as described in the Merger Agreement. However, shareholders who hold fewer than 100 shares of Peoples common stock will be entitled to receive only fixed consideration of $33.14 per share in cash and will not be entitled to receive any shares of Horizon common stock. Each Peoples shareholder also will receive cash in lieu of any fractional shares of Horizon common stock that such shareholder would otherwise receive in the merger, with the amount of cash based on the market value of one share of Horizon common stock determined shortly before the closing of the merger. See “The Merger Agreement – Merger Consideration” beginning on page             .

Horizon expects that it will incur merger and integration charges as a result of the merger. The unaudited pro forma combined condensed financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, may not reflect all of these anticipated financial expenses and does not reflect any possible financial benefits, and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had Horizon and Peoples been combined during the periods presented.

The merger will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States (“GAAP”). Under the purchase method of accounting, the assets and liabilities of Peoples, as of the completion date of the merger, will be recorded at their fair values and the excess of the purchase price over the fair value of the net assets will be allocated to goodwill. Financial statements of Horizon issued after the consummation of the merger will reflect these values and will not be restated retroactively to reflect the historical position or results of operations of Peoples. The operating results of Peoples will be reflected in Horizon’s consolidated financial statements from and after the date the merger is completed.

The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of Peoples’ tangible and identifiable intangible assets and liabilities as of the date the merger is completed. In addition, estimates of merger-related charges are subject to final decisions related to combining the companies. Any change in the fair value of net assets of Peoples will change the amount of the purchase price allocable to goodwill. Additionally, changes to Peoples’ shareholders’ equity, including net income and changes in the market value of Horizon’s common stock through the date the merger is completed, also will change the amount of goodwill recorded. As a result, the final adjustments may be materially different from the unaudited pro forma adjustments used in preparing the unaudited pro forma combined condensed financial information presented herein. The unaudited pro forma adjustments used in preparing the unaudited pro forma combined condensed financial information are described in greater detail in the notes thereto.

The unaudited pro forma combined condensed balance sheet is based on the individual historical unaudited consolidated balance sheets of each of Horizon and Peoples as of March 31, 2015. In preparing the unaudited pro forma combined condensed income statement for the twelve months ended December 31, 2014, the audited consolidated financial statements of Peoples for the year ended September 30, 2014 and the audited consolidated financial statements of Horizon for the twelve months ending December 31, 2014 were used. In preparing the unaudited pro forma combined condensed income statement for the three months ended March 31, 2015, the unaudited consolidated financial statements of each of Horizon and Peoples for the three months ended March 31, 2015 were used. The unaudited pro forma combined condensed financial information is based on, and should be read together with, (i) the historical consolidated financial statements and related notes of Horizon contained in its Annual Report on Form 10-K for the year ended December 31, 2014 and the historical financial statements and related notes as of and for the three months ended March 31, 2015 contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which are incorporated by reference into this joint proxy statement/prospectus, and (ii) the historical consolidated financial statements and related notes of Peoples contained in this joint proxy statement/prospectus beginning at page F-1 for the year ended September 30, 2014 and as of and for the three and six months ended March 31, 2015.

UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED BALANCE SHEET

As of March 31, 2015

($ in thousands)

	Horizon	Peoples	Pro Forma Adjustments	Footnote Reference	Pro Forma Combined
Assets
Cash and due from banks	$38,676	$32,283	$(27,430)	(c),(d),(n)	$43,529
Investment securities, available for sale	331,033	175,404			506,437
Investment securities, held to maturity	164,282	10,039			174,321
Loans held for sale	6,229	215			6,444
Loans, net of allowance for loan losses	1,444,725	227,818	(1,301)	(f),(g)	1,671,242
Premises and equipment, net	53,989	5,043	(500)	(h)	58,532
Federal Reserve and Federal Home Loan Bank stock	11,348	3,507			14,855
Goodwill	28,176	2,330	13,144	(a),(m)	43,650
Other intangible assets	3,738	—	2,291	(j)	6,029
Cash value life insurance	39,640	13,803			53,443
Other assets	32,129	6,481	518	(i),(k)	39,128

Total assets	$2,153,965	$476,923	$(13,278)		$2,617,610

Liabilities
Total deposits	$1,465,096	$358,292			$1,823,388
Borrowings	440,415	51,683			492,098
Subordinated debentures	32,680	—			32,680
Other liabilities	16,283	4,714	802	(l)	21,799

Total liabilities	$1,954,474	$414,689	$802		$2,369,965

Shareholders’ Equity
Preferred stock	$12,500	$—			$12,500
Common stock	—	2,312	(2,312)	(a)	—
Additional paid-in capital	46,064	—	50,844	(a)	96,908
Retained earnings	138,500	57,321	(60,011)	(a),(d),(n)	135,810
Accumulated other comprehensive income (loss)	2,427	2,601	(2,601)	(a)	2,427

Total shareholders’ equity	$199,491	$62,234	$(14,080)		$247,645

Total liabilities and shareholder’s equity	$2,153,965	$476,923	$(13,278)		$2,617,610

See accompanying notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED INCOME STATEMENT

For the 12 months ended December 31, 2014

($ in thousands, except for per share amounts)

	Horizon (Year ended 12/31/14)	Peoples (Year ended 9/30/14)	Pro Forma Adjustments	Footnote Reference	Pro Forma Combined
Interest Income
Loans receivable	$62,435	$10,761			$73,196
Investment securities	13,770	4,717			18,487

Total interest income	$76,205	$15,478	$—		$91,683
Interest Expense
Deposits	$5,257	$1,840			$7,097
Borrowed funds	5,956	1,179			7,135
Subordinated debentures	2,009	—			2,009

Total interest expense	$13,222	$3,019	$—		$16,241
Net Interest Income	$62,983	$12,459	$—		$75,442
Provision for loan losses	3,058	385			3,443

Net Interest Income After Provision for Loan Losses	$59,925	$12,074	$—		$71,999
Non-Interest Income
Service charges and fees	$9,291	$1,581			$10,872
Fiduciary activities	4,738	620			5,358
Gain on sale of investment securities	988	710			1,698
Gain on sale of mortgage loans	8,395	140			8,535
Mortgage servicing income, net of impairment	805	41			846
Increase in cash value of bank owned life insurance	1,047	445			1,492
Other income	1,013	114			1,127

Total non-interest income	$26,277	$3,651	$—		$29,928

Non-Interest Expense
Salaries and employee benefits	$32,682	$7,038			$39,720
Net occupancy expenses	5,607	974			6,581
Data processing	3,663	1,489			5,152
FDIC insurance expense	1,175	238			1,413
Other expense	18,819	2,096	229	(o)	21,144

Total non-interest expense	$61,946	$11,835	$229		$74,010

Income Before Income Tax	$24,256	$3,890	$(229)		$27,917
Income tax expense	6,155	486	(80)	(p)	6,561

Net Income	$18,101	$3,404	$(149)		$21,356
Preferred stock dividend	(133)	—			(133)

Net Income Available to Common Shareholders	$17,968	$3,404	$(149)		$21,223

Basic Earnings Per Share	$1.98	$1.47	$—		$1.89

Diluted Earnings Per Share	$1.90	$1.47	$—		$1.82

See accompanying notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED INCOME STATEMENT

For the 3 months ended March 31, 2015

($ in thousands, except for per share amounts)

	Horizon	Peoples	Pro Forma Adjustments	Footnote Reference	Pro Forma Combined
Interest Income
Loans receivable	$16,862	$2,547			$19,409
Investment securities	3,231	1,162			4,393

Total interest income	$20,093	$3,709	$—		$23,802
Interest Expense
Deposits	$1,232	$437			$1,669
Borrowed funds	1,479	293			1,772
Subordinated debentures	496	—			496

Total interest expense	$3,207	$730	$—		$3,937
Net Interest Income	$16,886	$2,979			$19,865
Provision for loan losses	614	34			648

Net Interest Income After Provision for Loan Losses	$16,272	$2,945	$—		$19,217
Non-Interest Income
Service charges and fees	$2,252	$387			$2,639
Fiduciary activities	1,297	180			1,477
Gain on sale of investment securities	124	49			173
Gain on sale of mortgage loans	2,379	29			2,408
Mortgage servicing income, net of impairment	179	17			196
Increase in cash value of bank owned life insurance	258	97			355
Death benefit on bank owned life insurance	145	—			145
Other income	432	141			573

Total non-interest income	$7,066	$900	$—		$7,966

Non-Interest Expense
Salaries and employee benefits	$8,504	$1,750			$10,254
Net occupancy expenses	1,551	256			1,807
Data processing	923	337			1,260
FDIC insurance expense	337	61			398
Other expense	4,753	737	56	(o)	5,546

Total non-interest expense	$16,068	$3,141	$56		$19,265

Income Before Income Tax	$7,270	$704	$(56)		$7,918
Income tax expense	1,912	47	(20)	(p)	1,939

Net Income	$5,358	$657	$(37)		$5,979
Preferred stock dividend	(31)	—			(31)

Net Income Available to Common Shareholders	$5,327	$657	$(37)		$5,947

Basic Earnings Per Share	$0.58	$0.28	$—		$0.52

Diluted Earnings Per Share	$0.55	$0.28	$—		$0.50

See accompanying notes to unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements

	Footnote
(Dollars in thousands except share and per share data)	Reference
Merger consideration:
Peoples shares outstanding		2,311,858
Exchange ratio		0.95

Shares of Horizon stock issued		2,196,265
Horizon stock price(1)		$23.15
Merger consideration—stock	(b)	$50,844	$50,844
Peoples shares outstanding		2,311,858
Cash consideration per share		$9.75

Merger consideration—cash	(c)	$22,541	22,541

Total merger consideration			$73,384

Total merger consideration			$73,384
Allocated to:
Historical book value of Peoples’ assets and liabilities			62,234
Peoples estimated transaction expenses	(d)		(2,200)
Eliminate existing goodwill	(e)		(2,330)

Adjusted book value of Peoples’ assets and liabilities			$57,704

Adjustments to record assets and liabilities at fair value:(2)
Loans, fair value mark(3)	(f)		(3,242)
Peoples allowance for loan losses write-off	(g)		1,941
Premises and equipment, net	(h)		(500)
Other real estate owned	(i)		(173)
Core deposit intangible	(j)		2,291
Deferred tax assets	(k)		691
Deferred tax liabilities	(l)		(802)

Total allocation			206

Goodwill	(m)		$15,474

Horizon estimated transaction expenses	(n)		$(2,690)

(1)	Based on Horizon’s 15-day average closing price on April 28, 2015. Due to changes in Horizon’s stock price, the total merger consideration and resulting goodwill created will fluctuate until the transaction is completed.
(2)	Adjustments to record assets and liabilities at fair value will be determined as of the transaction completion date based on a third party analysis.
(3)	Based on Horizon’s review of Peoples’ loan portfolio in due diligence consisting of an estimated specific, general and interest rate fair value mark. The general credit mark as well as the interest rate mark on all loans will mostly be accretable to income.

ANNUAL MEETING OF HORIZON’S SHAREHOLDERS

General

The board of directors of Horizon is soliciting proxies to be voted at the Annual Meeting of Shareholders of Horizon to be held on             ,             , 2015, at 10:00 a.m. (local time), and at any adjournment or postponement of the meeting. The meeting will be held at the Clarion Inn, 5820 South Franklin Street, Michigan City, Indiana. This document and the enclosed form of proxy are being sent to Horizon’s shareholders on or about             , 2015.

Purpose of the Meeting

The Annual Meeting will be held for the following purposes:

•	To approve the Merger Agreement by and between Horizon and Peoples, pursuant to which Peoples will merge with and into Horizon, and the transactions contemplated by the Merger Agreement, including the issuance of shares of Horizon common stock in the merger. Simultaneously with the merger, Peoples Bank, a federally chartered stock savings bank and wholly-owned subsidiary of Peoples, will merge with and into Horizon Bank, the wholly-owned national bank subsidiary of Horizon;

•	The election of three directors to serve three-year terms expiring in 2018;

•	To vote on a non-binding, advisory proposal to approve the compensation of Horizon’s executive officers described in this document;

•	The ratification of the appointment of BKD, LLP as independent auditors for 2015;

•	To approve a proposal to adjourn the Annual Meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the Annual Meeting in person or by proxy to approve any of the above items; and

•	To transact such other business as may properly come before the Annual Meeting or any adjournment of the Annual Meeting.

Horizon’s board of directors and management is not aware of any other matters to be presented at the meeting other than those mentioned above and has not received notice from any shareholders requesting that other matters be considered.

A copy of the Merger Agreement is attached as Appendix A to this joint proxy statement/prospectus.

Recommendation of Horizon’s Board of Directors

The board of directors of Horizon unanimously voted in favor of the Merger Agreement, the merger, and the transactions contemplated thereby, including the issuance of Horizon common stock in the merger. Horizon’s board of directors believes that these items and the transactions they contemplate are in the best interests of Horizon and its shareholders, and recommends that Horizon’s shareholders vote:

•	“FOR” the approval of the Merger Agreement proposal;

•	“FOR” the election of the director nominees named in this document;

•	“FOR” the advisory vote to approve the compensation of Horizon’s executive officers named in this document;

•	“FOR” the ratification of the appointment of BKD, LLP; and

•	“FOR” any proposal of the Horizon board of directors to adjourn the meeting, if necessary.

Record Date and Voting

Shareholders of record of Horizon common shares as of the close of business on             , 2015, the record date, may vote at the Annual Meeting. On the record date,             Horizon common shares were issued and outstanding held by approximately             holders of record, and, in addition, 12,500 shares of Series B Senior Non-Cumulative Perpetual Preferred Stock were outstanding. Each common share is entitled to one vote on each matter to be voted on at the Annual Meeting and at any adjournment or postponement of the meeting. The holders of the preferred stock have no voting rights at the Annual Meeting. A majority of the outstanding common shares, present or represented by proxy, constitutes a quorum for the Annual Meeting.

There are three ways to vote by proxy prior to the Annual Meeting:

• By Telephone:	Shareholders located in the United States can vote by telephone by calling 1-800-652-VOTE (8683) and following the instructions in the notice;

• By Internet:	You can vote over the Internet at www.investorvote.com/hbnc by following the instructions in the notice; or

• By Mail:	You can vote by signing, dating, and mailing the proxy card sent to you by mail.

We encourage you to vote over the Internet, by telephone, or by mailing the proxy card even if you plan to attend the meeting. If you are a shareholder of record as of             , 2015, you may vote your shares in person at the meeting. If your shares are held by a broker or other nominee, you must obtain a proxy from the broker or nominee giving you the right to vote the shares at the meeting.

All proxies properly submitted in time to be counted at the Annual Meeting will be voted in accordance with the instructions contained in the proxy. If you submit a proxy without voting instructions, the proxies named in the proxy will vote on your behalf for each matter described above in accordance with the recommendations of the Horizon board of directors on all the proposals as set forth in this joint proxy statement/prospectus and on any other matters in accordance with their best judgment.

If you have shares held by a broker or other nominee, you may instruct the broker or other nominee to vote your shares by following the instructions the broker or other nominee provides to you. Proxies solicited by this joint proxy statement/prospectus may be exercised only at the Annual Meeting and any adjournment or postponement thereof and will not be used for any other meeting.

Vote Required

The following votes will be required to approve the proposals:

•	The approval of the proposal to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of shares of Horizon common stock in the merger, requires the affirmative vote of a majority of the issued and outstanding shares of Horizon’s common stock (Proposal 1).

•	Directors will be elected by a plurality of the votes cast (Proposal 2).

•	The advisory vote to approve executive compensation (Proposal 3), the ratification of the independent auditors (Proposal 4), and the proposal to adjourn the Annual Meeting, if necessary, to solicit additional proxies (Proposal 5) each requires for approval that more votes be cast in favor of the proposal than against the proposal.

Abstentions and “broker non-votes” (described below) are counted for purposes of determining the presence or absence of a quorum but are not considered votes cast. The required vote of Horizon’s shareholders on the Merger Agreement is based on the number of outstanding shares of Horizon’s common stock and not the number of shares that are actually voted. Accordingly, the failure to submit a proxy card or to vote in person at the Annual Meeting, or the abstention from voting by a Horizon shareholder, or the failure of any Horizon shareholder who holds shares in “street name” through a bank or broker to give voting instructions to such bank or broker (thereby resulting in a “broker non-vote”), will have the same effect as a vote “AGAINST” the Merger Agreement proposal. Broker non-votes will not affect the vote on Proposal 2 (Election of Directors) since broker non-votes are not considered to be “votes cast.” Similarly, instructions to withhold authority will result in a nominee for director in Proposal 2 (Election of Directors) receiving fewer votes but will not count as votes “against” the nominee. Neither abstentions nor broker non-votes will affect whether more votes have been cast for than against Proposal 3 (Advisory Vote to Approve Executive Compensation), Proposal 4 (Ratification of Independent Auditors), or Proposal 5 (Adjournment).

A “broker non-vote” occurs when a broker submits a proxy that does not indicate a vote on a proposal because the broker has not received instructions from the beneficial owners on how to vote on such proposal and the broker does not have discretionary authority to vote in the absence of instructions. Brokers generally have the authority to vote, even though they have not received instructions, on matters that are considered “routine,” such as the ratification of auditors. However, under the rules of the New York Stock Exchange, Proposal 1 (Merger Agreement Proposal), Proposal 2 (Election of Directors), Proposal 3 (Advisory Vote to Approve Executive Compensation), and Proposal 5 (Adjournment) are not considered routine matters and brokers are not entitled to vote shares held for a beneficial owner on these matters without instructions from the beneficial owner of the shares. To avoid a broker non-vote of your shares on the Merger Agreement, election of directors, the advisory vote on executive compensation, and adjournment, each of which is a non-routine matter, you must provide voting instructions to your broker or other nominee.

As of the record date:

•	Horizon’s directors and executive officers and their affiliates owned and were entitled to vote shares of Horizon common stock, representing approximately % of the outstanding shares of Horizon common stock; and

•	Peoples’ directors and executive officers and their affiliates owned and were entitled to vote less than 1% of the outstanding shares of Horizon common stock. Peoples owns no shares of Horizon common stock.

Revocability of Proxies

You may revoke your proxy and change your vote at any time prior to the vote at the Annual Meeting. If you are the shareholder of record, you may revoke your proxy and change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to Horizon’s Secretary (James D. Neff, 515 Franklin Square, Michigan City, Indiana 46360), or by voting in person at the Annual Meeting.

Solicitation of Proxies

The proxy solicitation of Horizon’s shareholders is being made by Horizon on behalf of the Horizon board of directors and will be paid for by Horizon. In addition to solicitation by mail, directors, officers, and employees of Horizon may solicit proxies for the Annual Meeting from Horizon’s shareholders personally or by telephone, the Internet, or other electronic means. However, Horizon’s directors, officers, and employees will not be paid any special or extra compensation for soliciting such proxies, although they may be reimbursed for out-of-pocket expenses incurred in connection with the solicitation. Upon request, Horizon will reimburse brokers, dealers, banks, trustees, and other fiduciaries for the reasonable expenses they incur in forwarding proxy materials to beneficial owners of Horizon’s common stock.

In addition, Horizon has made arrangements with Regan & Associates, Inc. to assist in soliciting proxies for the Annual Meeting and has agreed to pay them $19,500, including out-of-pocket expenses, for these services.

THE MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING ARE OF GREAT IMPORTANCE TO THE SHAREHOLDERS OF HORIZON. ACCORDINGLY, HOLDERS OF HORIZON COMMON STOCK ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN, AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE PRE-PAID ENVELOPE.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Annual Meeting, please contact Horizon Bancorp, 515 Franklin Square, Michigan City, Indiana 46360, Attention: Dona Lucker, Investor Relations Officer, (219) 874-9272.

Security Ownership of Certain Beneficial Holders and Management

Security Ownership of Management

The following table sets forth the number and percent of shares of Horizon common stock beneficially owned by the directors of Horizon, the executive officers named in the Summary Compensation Table for Horizon appearing elsewhere in this document, and all Horizon’s directors and executive officers as a group as of April 28, 2015. On that date, 9,232,163 shares of Horizon common stock were issued and outstanding. Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Horizon Bancorp, 515 Franklin Square, Michigan City, Indiana 46360.

Name	Shares Beneficially Owned(1)		Percentage
Directors:
Susan D. Aaron	23,544	(2)	*
Lawrence E. Burnell	12,727	(3)	*
Craig M. Dwight	214,659	(4)	2.3%
James B. Dworkin	12,143	(5)	*
Charley E. Gillispie	15,220	(6)	*
Daniel F. Hopp	31,074	(7)	*
Larry N. Middleton	29,200	(8)	*

Name	Shares Beneficially Owned(1)		Percentage
Peter L. Pairitz	85,750	(9)*
Steven W. Reed	4,615	(10)
Robert E. Swinehart	28,392	(11)	*
Spero W. Valavanis	25,567	(12)	*
Named Executive Officers:
Thomas H. Edwards	83,869	(13)	*
James D. Neff	137,600	(14)	1.5%
David G. Rose	118,709	(15)	1.3%
Mark E. Secor	34,554	(16)	*
All Directors and Executive Officers as a Group (16 Persons):	892,692	(17)	9.7%

*	Beneficial ownership is less than one percent.
(1)	The information shown regarding shares beneficially owned is based upon information furnished to Horizon by the individuals listed. The nature of beneficial ownership, unless otherwise noted, represents sole voting or investment power. Stock options that vested on or before June 27, 2015, are included in the number of shares beneficially owned.
(2)	All of the shares are owned directly by Ms. Aaron.
(3)	Consists of 4,075 shares owned directly by Mr. Burnell and 8,652 shares held by a trust for which Mr. Burnell is the grantor and serves as trustee.
(4)	Consists of 23,240 vested stock options, 13,506 shares owned directly by Mr. Dwight, 99,262 shares owned jointly by Mr. Dwight and his spouse, 59,061 shares held by the ESOP, 15,753 shares held by the Thrift Plan, and 3,837 shares of restricted stock granted under the 2003 Omnibus Plan.
(5)	Consists of 1,319 shares owned directly by Mr. Dworkin and 10,824 shares owned jointly by Mr. Dworkin and his spouse.
(6)	Consists of 400 shares owned directly by Mr. Gillispie and 14,820 shares owned jointly by Mr. Gillispie and his spouse.
(7)	All shares are owned jointly by Mr. Hopp and his spouse.
(8)	Consists of 2,645 shares owned directly by Mr. Middleton, 24,635 shares owned jointly by Mr. Middleton and his spouse and 1,920 shares owned by his spouse.
(9)	All of the shares are owned directly by Mr. Pairitz.
(10)	All of the shares are owned directly by Mr. Reed.
(11)	Consists of 7,515 shares owned directly by Mr. Swinehart, and 20,877 shares owned jointly by Mr. Swinehart and his spouse.
(12)	All of the shares are owned directly by Mr. Valavanis.
(13)	Consists of 27,717 shares owned directly by Mr. Edwards, 2,250 shares owned by Mr. Edwards’ spouse, 19,849 shares held in the 2005 SERP, 10,083 shares held by the ESOP, 12,768 shares held by the Thrift Plan, 5,553 vested stock options and 5,649 shares of restricted stock granted under the 2003 Omnibus Plan.
(14)	Consists of 91,170 shares owned directly by Mr. Neff, 16,047 shares held in the 2005 SERP, 8,179 shares held by the ESOP, 11,555 shares held by the Thrift Plan, 5,279 vested stock options and 5,370 shares of restricted stock granted under the 2003 Omnibus Plan.
(15)	Consists of 11,326 vested stock options, 23,893 shares held by the SERP, 76,499 shares held by the ESOP, 4,626 shares held by the Thrift Plan, and 2,365 shares of restricted stock granted under the 2003 Omnibus Plan.
(16)	Consists of 15,755 vested stock options, 2,785 shares held by the ESOP, 4,784 shares held by the Thrift Plan, 6,648 shares held in the 2005 SERP and 4,582 shares of restricted stock granted under the 2003 Omnibus Plan.
(17)	Includes 65,289 shares covered by stock options and 214,314 shares as to which voting and investment powers are shared by members of the group with their spouses or other family members or held by family trusts.

Security Ownership of Certain Beneficial Owners

The following table sets forth the number of shares of Horizon common stock beneficially owned by each person known to Horizon to own beneficially more than five percent of the issued and outstanding shares of Horizon common stock.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage(1)
Manulife Financial Corporation(2)	504,010	5.5%
For Manulife Financial Corporation and Manulife Asset Management (North America) Limited:
200 Bloor Street East
Toronto, Ontario
Canada, M4W 1E5
For Manulife Asset Management (US) LLC:
197 Clarendon Street
Boston, Massachusetts 02116
PL Capital, LLC(3)	557,176	6.0%
47 E. Chicago Ave., Suite 336
Naperville, Illinois 60540

(1)	Based on 9,232,163 Common Shares that were outstanding at April 28, 2015.
(2)	As reported in Amendment No. 3 to a joint Schedule 13G filed on February 12, 2015, with respect to beneficial ownership as of December 31, 2014, of Manulife Financial Corporation, Manulife Asset Management (North America) Limited and Manulife Asset Management (US) LLC. Total shares beneficially owned included 480,338 shares issuable upon the exercise of warrants.
(3)	As reported in Amendment No. 3 to a joint Schedule 13G filed on January 9, 2015, with respect to beneficial ownership as of December 31, 2014, of Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., PL Capital, LLC, PL Capital Advisors, LLC, Goodbody/PL Capital, L.P., Goodbody/PL Capital, LLC, John W. Palmer and Richard J. Lashley.

SPECIAL MEETING OF PEOPLES’ SHAREHOLDERS

General

This document is being furnished to Peoples shareholders in connection with the solicitation of proxies by the board of directors of Peoples for use at the Special Meeting of Peoples’ Shareholders to be held on             , 2015 at     :            p.m., local time, at the La Quinta Inn and Suites, located at 306 Touring Drive, Auburn, Indiana 46706, and at any adjournment or postponement of that meeting. This document and the enclosed form of proxy are being sent to Peoples’ shareholders on or about             , 2015.

Purpose of the Meeting

The Special Meeting is being held for the following purposes:

•	To consider and approve the Merger Agreement by and between Horizon and Peoples, pursuant to which Peoples will merge with and into Horizon. Simultaneously with the merger, Peoples Bank, a federally chartered stock savings bank and wholly-owned subsidiary of Peoples, will merge with and into Horizon Bank, the wholly-owned national bank subsidiary of Horizon;

•	To approve a proposal to adjourn the Special Meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the Special Meeting in person or by proxy to approve the merger; and

•	To transact such other business as may properly come before the Special Meeting or any adjournment of the Special Meeting.

Peoples’ board of directors and management is not aware of any other matters to be presented at the meeting other than those mentioned above and has not received notice from any shareholders requesting that other matters be considered. However, if any other business is properly presented before the Special Meeting and may properly be voted upon, the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the proxy holders named therein.

A copy of the Merger Agreement is attached as Appendix A to this joint proxy statement/prospectus.

Recommendation of Peoples’ Board of Directors

The board of directors of Peoples unanimously voted in favor of the Merger Agreement and the merger. Peoples’ board of directors believes that the Merger Agreement, the merger, and the transactions contemplated thereby are in the best interests of Peoples and its shareholders, and recommends that Peoples’ shareholders vote:

•	“FOR” the approval and adoption of the Merger Agreement and the merger; and

•	“FOR” any proposal of the Peoples board of directors to adjourn the meeting, if necessary.

Record Date and Voting

The close of business on             , 2015 has been selected as the record date for the determination of Peoples’ shareholders entitled to notice of and to vote at the Special Meeting. On that date, 2,311,858 shares of Peoples’ common stock, par value $1.00 per share were outstanding. Shareholders will be entitled to one vote for each share of Peoples’ common stock held by them of record at the close of business on the record date on any matter that may be presented for consideration and action by the shareholders. The presence, in person or represented by proxy, of the holders of a majority of the outstanding shares of Peoples’ common stock will constitute a quorum for the transaction of business at the Special Meeting.

You may vote your shares in person by attending the Special Meeting, or by mailing us your completed proxy if you are unable or do not wish to attend. You also can vote by telephone by calling 1-800-652-VOTE (8683) within the United States, U.S. territories, and Canada and following the instructions provided by the recorded message.

We encourage you to vote by telephone or by mailing the proxy card even if you plan to attend the meeting. If you are a shareholder of record as of             , 2015, you may vote your shares in person at the meeting. If your shares are held by a broker or other nominee, you must obtain a proxy from the broker or nominee giving you the right to vote the shares at the meeting.

All proxies properly submitted in time to be counted at the Special Meeting will be voted in accordance with the instructions contained in the proxy. If you submit a proxy without voting instructions, the proxies named in the proxy will vote on your behalf for each matter described above in accordance with the recommendations of the Peoples board of directors on all the proposals as set forth in this joint proxy statement/prospectus and on any other matters in accordance with their best judgment.

If you have shares held by a broker or other nominee, you may instruct the broker or other nominee to vote your shares by following the instructions the broker or other nominee provides to you. Proxies solicited by this joint proxy statement/prospectus may be exercised only at the Special Meeting and any adjournment or postponement thereof and will not be used for any other meeting.

Vote Required

The following votes will be required to approve the proposals:

•	The approval of the Merger Agreement (Proposal 1) requires the affirmative vote of the holders of a majority of the outstanding shares of Peoples common stock entitled to vote at the Special Meeting.

•	The proposal to adjourn the Special Meeting, if necessary, to solicit additional proxies (Proposal 2) requires for approval that more votes be cast in favor of the proposal than against the proposal.

Abstentions and “broker non-votes” (described below) are counted for purposes of determining the presence or absence of a quorum but are not considered votes cast. The required vote of Peoples shareholders on the Merger Agreement is based on the number of outstanding shares of Peoples common stock and not the number of shares that are actually voted. Accordingly, the failure to submit a proxy card or to vote in person at the Special Meeting, or the abstention from voting by a Peoples shareholder, or the failure of any Peoples shareholder who holds shares in “street name” through a bank or broker to give voting instructions to such bank or broker (thereby resulting in a “broker non-vote”), will have the same effect as a vote “AGAINST” the Merger Agreement. Abstentions and broker non-votes will not be included in the vote count on the proposal to adjourn the Special Meeting and will have no effect on the outcome of that proposal.

A “broker non-vote” occurs when a broker submits a proxy that does not indicate a vote on a proposal because the broker has not received instructions from the beneficial owners on how to vote on such proposal and the broker does not have discretionary authority to vote in the absence of instructions. Brokers generally have the authority to vote, even though they have not received instructions, on matters that are considered “routine.” However, under the rules of the New York Stock Exchange, the Merger Agreement proposal and the adjournment proposal to be considered at the Special Meeting are not considered routine matters and brokers are not entitled to vote shares held for a beneficial owner on these matters without instructions from the beneficial owner of the shares. To avoid a broker non-vote of your shares on the Merger Agreement and adjournment, each of which is a non-routine matter, you must provide voting instructions to your broker or other nominee.

As of the record date:

•	Peoples’ directors and executive officers and their affiliates owned and were entitled to vote 87,187 shares of Peoples common stock, representing approximately 3.77% of the outstanding shares of Peoples common stock; and

•	Horizon’s directors and executive officers and their affiliates owned and were entitled to vote less than 1% of the outstanding shares of Peoples common stock. Horizon owns no shares of Peoples common stock.

Revocability of Proxies

Submitting a proxy on the enclosed form of proxy does not preclude a Peoples shareholder from voting in person at the Special Meeting. A Peoples shareholder may revoke a proxy at any time prior to the vote at the Special Meeting by:

•	delivering to Jeffrey H. Gatton, Peoples’ Chief Operating Officer and Corporate Secretary, at Peoples’ corporate office at 212 West 7th Street, P. O. Box 231, Auburn, Indiana 46706, on or before the date of the Special Meeting, a later-dated and signed proxy card or a written revocation of the proxy;

•	delivering to Peoples at the Special Meeting prior to the taking of the vote a later-dated and signed proxy card or a written revocation;

•	attending the Special Meeting and voting in person; or

•	if you have instructed a broker to vote your shares, following the directions received from your broker to change those instructions.

Revoking a proxy will not affect a vote once it has been taken. Attendance at the Special Meeting will not, in itself, constitute a revocation of a proxy. You must vote in person at the Special Meeting if you wish to change a vote that you have previously made by submitting a signed proxy.

Solicitation of Proxies

The proxy solicitation of Peoples’ shareholders is being made by Peoples on behalf of the Peoples board of directors and will be paid for by Peoples. In addition to solicitation by mail, directors, officers, and employees of Peoples may solicit proxies for the Special Meeting from Peoples’ shareholders personally or by telephone, the Internet, or other electronic means. However, Peoples’ directors, officers, and employees will not be paid any special or extra compensation for soliciting such proxies, although they may be reimbursed for out-of-pocket expenses incurred in connection with the solicitation. Upon request, Peoples will reimburse brokers, dealers, banks, trustees, and other fiduciaries for the reasonable expenses they incur in forwarding proxy materials to beneficial owners of Peoples’ common stock.

In addition, Peoples has made arrangements with Regan & Associates, Inc. to assist in soliciting proxies for the Special Meeting and has agreed to pay them $8,500, including out-of-pocket expenses, for these services.

THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE SHAREHOLDERS OF PEOPLES. ACCORDINGLY, HOLDERS OF PEOPLES COMMON STOCK ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN, AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE PRE-PAID ENVELOPE.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact Peoples Bancorp, 212 W. 7th Street, Auburn, Indiana 46706, Attention: Jeffrey H. Gatton, (260)  925-2500.

Security Ownership of Certain Beneficial Holders and Management

The following table sets forth as of May 11, 2015 information regarding the beneficial share ownership of Peoples’ common stock by: (i) each of the directors of Peoples; (ii) each executive officer of Peoples; (iii) the directors and executive officers of Peoples as a group; and (iv) the only 5% or greater shareholder known to Peoples. Information with respect to Peoples’ directors, executive officers, and the sole 5% shareholder is based on Peoples’ records and data supplied by each of the directors, executive officers, and 5% shareholder. Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Peoples Bancorp, 212 W. 7th Street, Auburn, Indiana 46706.

Name	Position	Shares of Common Stock Beneficially Owned		Percent of Class(1)
DIRECTORS:
Maurice F. Winkler, III	Director and President and Chief Executive Officer of Peoples	26,368	(2)	1.14%
Bruce S. Holwerda	Director	5,964	(3)	*
Stephen R. Olson	Director	11,553	(4)	*
G. Richard Gatton	Chairman of the Board	27,137	(5)	1.17%
Douglas D. Marsh	Director	12,500	(6)	*
EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS:
Steven H. Caryer	Sr. Vice President and Chief Financial Officer	-0-		–
Jeffrey H. Gatton	Sr. Vice President and Chief Operating Officer	3,665	(7)	*
All executive officers and directors of Peoples as a group (7 persons)		87,187		3.77%
GREATER THAN 5% SHAREHOLDER:
Roger J. Wertenberger 1114 Cabriolet Blvd. Auburn, Indiana 46706		158,379	(8)	6.85%

*	Indicates less than 1% of the total number of outstanding shares of Peoples’ common stock.

(1)	Computed based upon a total of 2,311,858 issued and outstanding shares of Peoples common stock as of May 11, 2015.
(2)	Of the shares owned by Mr. Winkler, 9,178 shares are held in the Peoples 401(k) Plan.
(3)	All of the shares owned by Mr. Holwerda are owned directly with sole voting and investment power.
(4)	Includes 7,246 shares in Mr. Olson’s individual retirement account and 655 shares held in his spouse’s individual retirement account.
(5)	Includes 9,400 shares of common stock for which Mr. Gatton shares voting or dispositive power with his spouse.
(6)	Of the shares owned by Mr. Marsh, 11,500 shares are held in the Judith A. Marsh Credit Shelter Trust with Mr. Marsh as beneficiary and co-trustee. The trustees of that Trust, Mr. Marsh and his brother, have sole voting and investment power with respect to those shares.
(7)	All of these shares are held in the Peoples 401(k) Plan.
(8)	Of the shares owned by Mr. Wertenberger, 29,721 are held in Mr. Wertenberger’s individual retirement account.

THE MERGER

This section of the joint proxy statement/prospectus describes material aspects of the proposed merger. While Horizon and Peoples believe that the description covers the material terms of the merger, this summary may not contain all of the information that is important to you. You should read this entire joint proxy statement/prospectus and the other documents that we refer to carefully for more detailed information regarding the merger.

General

Horizon’s and Peoples’ boards of directors have approved and adopted the Merger Agreement, the merger, and the transactions contemplated thereby. The Merger Agreement provides for the merger of Peoples with and into Horizon, with Horizon as the surviving corporation. Simultaneously with this merger, Peoples Bank, the wholly-owned federally chartered stock savings bank subsidiary of Peoples, will merge with and into Horizon Bank, the wholly-owned national bank subsidiary of Horizon.

In connection with the merger, each Peoples shareholder who holds at least 100 shares of Peoples common stock will receive fixed consideration of (i) 0.95 shares of Horizon common stock for each share of Peoples common stock, and (ii) $9.75 in cash. Peoples shareholders holding fewer than 100 shares will receive fixed consideration of $33.14 per share in cash and will not receive any shares of Horizon common stock. The cash consideration is subject to certain adjustments as described in the Merger Agreement. All of the members of the board of directors of Peoples and Peoples Bank have entered into a voting agreement pursuant to which they have agreed to vote their shares of Peoples common stock in favor of the approval and adoption of the Merger Agreement and the merger.

Under the Merger Agreement, the executive officers and directors of Horizon and Horizon Bank serving at the effective time of the merger will continue to serve as such after the merger is consummated. In addition, upon the consummation of the merger, Maurice F. Winkler, III, Peoples’ Chief Executive Officer and President, will be appointed to the boards of directors of Horizon and Horizon Bank, effective as of the closing. With respect to Mr. Winkler’s service on the Horizon board of directors, his term will expire at the 2018 annual meeting of Horizon’s shareholders.

Please see “The Merger Agreement” beginning on page     for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the merger and the provisions for terminating and amending the Merger Agreement.

Background of the Merger

As part of its ongoing consideration and evaluation of Peoples’ long-term prospects and strategies, the board of directors of Peoples has periodically discussed and reviewed strategic opportunities to maximize value for its shareholders. These opportunities have included, among other alternatives, continuing as an independent institution, growing internally and through branch acquisitions, or affiliating or merging with another institution. On at least an annual basis, Peoples’ board of directors has invited to its meetings representatives of various investment banks to provide the board with market updates, which have generally included banking industry overviews and mergers and acquisitions outlooks. These meetings were most recently held with Keefe, Bruyette & Woods, Inc. (“KBW”) on April 15, 2014, and on June 6, 2014.

In the fall of 2014, the board of directors began to reconsider whether Peoples’ shareholders, customers, and employees were best served by Peoples remaining as an independent financial institution. Due substantially to the prolonged regional and national economic downturn beginning in 2008, the operating environment for Peoples had become increasingly difficult, leading to larger than normal loan loss provisions, decreased loan originations, diminished growth opportunities, shrinking net interest margins, and stagnant financial performance. This was true despite Peoples’ ability to achieve fairly consistent net income throughout this period, while many other banks incurred operating losses.

Peoples faced the challenges of generating enhanced earnings through organic growth in a difficult economic environment and acceptable returns on equity as capital increased and there were limited growth opportunities for the bank. Therefore, management and the board of directors of Peoples continued to focus on strategic options, including a possible merger of Peoples with another financial institution. They concluded that scale might be needed to absorb additional operating and regulatory costs in a stagnant, slow growth economy. Moreover, a merger with another financial institution with greater growth opportunities might be an effective way to deploy Peoples’ excess capital.

At a special board meeting held August 19, 2014, the directors focused on ways to address the board’s fiduciary obligations to Peoples’ shareholders. The directors discussed opportunities as an independent bank and challenges the bank faced from regulators and competitors. They also discussed the fact that several investment banks had indicated that there was active interest among potential partners in pursuing community bank mergers and acquisitions. The board concluded that

Peoples should engage a financial advisor in connection with a possible sale of Peoples. Peoples subsequently engaged KBW to act as its financial advisor in early September 2014.

In selecting KBW, Peoples’ board of directors considered the fact that KBW had provided prior and ongoing services to several of the financial institutions that were potential merger partners, but concluded that such services would not adversely affect KBW’s ability to act as Peoples’ financial advisor. The board considered KBW’s ongoing and long relationship with Peoples, extensive experience and capabilities relating to combinations involving financial institutions in the United States and its reputation as a leading investment banker in the financial services area, when making this decision. KBW, as part of its investment banking business, is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, as well as private placements of listed and unlisted securities. KBW is very familiar with the market for common stocks of publicly and privately traded banks, thrifts, and bank and thrift holding companies.

On September 16, 2014, at a special board meeting, the board met to further consider a potential sale process. Management and Peoples’ legal and financial advisors also participated in the meeting. KBW discussed with the board potential strengths and weaknesses of Peoples and potential steps for a controlled auction sale of Peoples. Peoples’ counsel discussed the directors’ fiduciary duties and the importance of maintaining confidentiality and suspending trading in Peoples’ shares during the process. KBW then discussed with the board in detail publicly available information regarding 17 potential acquirors, including information regarding their potential financial ability to acquire Peoples. Management of Peoples was directed by the board to start working, with KBW’s assistance, on a confidential information memorandum and creation of a virtual data room for potential bidders.

During the next month, a confidential information memorandum for Peoples was completed and the virtual data room was prepared for use by interested parties. At the direction of the board, 17 potential buyers (which included Horizon) were contacted. Nondisclosure agreements were signed by 12 of the potential buyers that were contacted, including Horizon. Horizon’s management and board of directors regularly review the financial services industry environment, including the trend towards consolidation in the industry, and periodically discuss ways in which to enhance Horizon’s competitive position, including the possible acquisition of another financial institution.

Access to Peoples’ electronic data room was granted to the 12 interested parties that executed a nondisclosure agreement. During the months of October and November, 2014, several of the interested parties held targeted diligence calls seeking additional information and representatives of Horizon met with management of Peoples and KBW. Horizon’s management team also discussed, on a preliminary basis, with Horizon’s board of directors the opportunity to submit an indication of interest for Peoples.

By November 19, 2014, which had been set as the deadline for indications of interest from potential buyers, Peoples received three written indications of interest, including one from Horizon. The range of purchase prices proposed in the indications was between $32.00 per share and $33.30 per share, based on current market prices, and Horizon’s indication provided for a $32.50 per share valuation. Prior to submitting its bid, Horizon’s board of directors reviewed and approved Horizon’s indication of interest, after discussion with Horizon’s management and financial advisors.

Peoples’ board of directors met on November 24, 2014 to consider the indications of interest and financial overviews of the three bidders. All of the bids proposed a mix of consideration consisting of stock of the buyer and cash, with one of the bidders requiring a 50% cash/50% stock transaction. All bids contemplated a fixed exchange ratio to be determined at the time the merger agreement was signed. All bidders offered or agreed to consider 1-2 board seats for directors of Peoples to be chosen later, and one offered to create an advisory board of directors with representatives from Peoples’ markets. Two of the bidders were of a size that their shareholders needed to vote on the merger. One of the bidders was expected to have antitrust issues with a merger of Peoples and might be required to divest one or more branches. One of the bidders traded in the OTCQX market, while the other two traded on the NASDAQ Global Select Market. After extensive discussion and deliberations, Peoples instructed KBW to ask all three bidders (which included Horizon) to complete their due diligence and thereafter submit final bids.

Between November 25, 2014 and January 26, 2015, the three participants performed extensive additional due diligence. Discussions between the bidders and Peoples’ management included participation by KBW. Also, on December 12, 2014, each participant met with management and directors of Peoples to discuss information about their banks. A deadline of January 26, 2015 was set for final letters of intent. Throughout the process, Horizon’s board of directors was kept apprised of its management’s and financial advisors’ continuing discussions with Peoples, and on January 20, 2015, Horizon’s board of directors approved a revised indication of interest, after reviewing updated modeling projections with Horizon’s management and financial advisors.

All three bidders submitted final bid letters. Peoples’ board of directors met on January 28, 2015 to consider these proposals. One of the bidders submitted its final bid on the low end of its initial range at $32 per share and indicated that a divesture of at least one branch of Peoples as a result of antitrust considerations was likely. Horizon remained at its $32.50 per share initial bid but reduced the percentage of its stock as transaction consideration from 75% to 70% of the deal and required that the cost of terminating Peoples’ defined benefit plan not exceed $4.9 million. The third bidder provided a final bid that reflected a stated value of $33.74 per share, while retaining a 50% stock/50% cash consideration mix. Based on the exchange ratio provided for in the third bidder’s bid and that bidder’s then current stock price, the bid had a reduced implied value of $33.10 per share at the time of the board meeting. That bidder’s analysis of synergies from the merger incorporated into its numbers incremental loan growth. Its shares were traded on the OTCQX market. The board discussed the bids with Peoples’ financial and legal advisors. Peoples’ advisors were then excused from the meeting. The board discussed the reasons for a sale of Peoples and whether a change in business strategy, including the addition of a new board member, followed by a sale in three to five years would be preferable to a sale now. After further discussion, the board determined that it would not approve a sale based on the terms proposed in the bids received and further determined to terminate the sale process at that time.

The next day, on January 29, 2015, the board met again to reconsider the status of the sale process. After consultation with Peoples’ advisors regarding the sale process undertaken to date and the board’s consideration of the risk to Peoples that termination of the sale process at that time would create, the directors reconsidered the three bids and decided to clarify certain issues in Horizon’s bid including the cap of $4.9 million on the cost of terminating the bank’s defined benefit plan and whether Horizon would consider whether a large customer of the bank could be appointed as a director of Horizon. Horizon was also to be asked if it would offer 100% stock and whether its offer was its highest and best bid.

At a telephone meeting on January 30, 2015, Peoples’ board was informed by KBW that Horizon had indicated that it would consider a member of the community as a member of the advisory board to be established in connection with the merger. Horizon continued to propose a 70% stock/30% cash consideration mix but increased the proposed exchange ratio to 0.95 of a share of Horizon common stock plus $9.75 cash for each share of Peoples common stock. This exchange ratio was to remain fixed. The market value of bank stocks, including Horizon, had been subject to recent downward pressure. However, based on the original stock price Horizon had used in its initial indication of interest, the new exchange ratio plus cash reflected an implied value of $33.15 per share. At the conclusion of this meeting, Peoples’ board, by unanimous vote, selected Horizon as the successful bidder and authorized management and counsel to work expeditiously toward a definitive agreement.

Horizon’s legal counsel submitted a draft merger agreement to the parties on February 6, 2015. From February 6, 2015, and through February 17, 2015, the parties exchanged comments and negotiated changes to the draft agreement. Peoples also performed reverse due diligence on Horizon on February 13, 2015.

On February 17, 2015, the board of directors of Peoples met and, with assistance of counsel, discussed the most recent draft of the merger agreement. KBW also participated in the meeting. Counsel led a discussion regarding the provisions of the latest merger agreement draft and responded to questions from directors. The board was advised that a minimum net equity number for Peoples at the closing was to be required but the minimum number had not yet been determined. KBW also discussed with the board of directors the financial aspects of the proposed merger.

Also on February 17, 2015, the board of directors of Horizon met with Horizon’s management and financial and legal advisors who presented the terms of the merger agreement that had been distributed to the board prior to the meeting and the strategic rationale for the transaction. Following this presentation, the board of directors of Horizon reviewed and discussed the draft of the merger agreement and the consideration to be paid by Horizon to Peoples. Horizon’s management and financial advisors responded to questions from the board regarding the merger and the merger consideration. Following a lengthy discussion, the board voted to approve management’s finalization and execution of the merger agreement and all related documents. In deciding to approve the merger agreement, the Horizon board of directors considered the oral opinion of Patrick Capital and C&C provided to the Horizon board of directors, which was subsequently confirmed in writing, that based on and subject to the various assumptions and limitations set forth in their joint opinion, as of February 18, 2015 the merger consideration to be paid to Peoples’ shareholders in the merger is fair, from a financial point of view, to the Horizon common shareholders.

At a telephone meeting on February 18, 2015, the board of directors of Peoples was advised of final changes to the merger agreement, including a minimum net equity of Peoples at the end of the month prior to closing of $58 million. Also at this meeting, KBW rendered to the board an opinion (which was initially rendered verbally and confirmed by a written opinion, dated February 18, 2015) to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of Peoples common stock.

After careful consideration of the revised draft of the merger agreement and the other strategic options available to Peoples at the time, including the likely inability or unwillingness of other potential acquirors to make a superior offer, Peoples’ management believed that the proposal set forth in the revised merger agreement was the highest and best offer Horizon would make and the highest and best offer Peoples was likely to receive from a potential acquiror, and that it was in the best interests of Peoples’ shareholders to execute the merger agreement. Peoples’ board of directors approved the merger agreement and authorized the execution of the merger agreement and all related documents.

Peoples and Horizon executed the definitive Merger Agreement after the close of business on February 18, 2015. Horizon and Peoples issued a joint press release publicly announcing the transaction prior to the opening of the financial markets on the morning of February 19, 2015. Meetings with key employees and branch managers regarding the merger were held the evening of February 18, 2015, and the morning of February 19, 2015, respectively.

Peoples’ Reasons for the Merger; Board Recommendation

Peoples’ board of directors has determined that the Merger Agreement and the merger are in the best interests of Peoples and its shareholders and recommends that Peoples’ shareholders vote “FOR” the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement.

In its deliberations and in making its determination, Peoples’ board of directors considered many factors including, without limitation, the following:

•	the business, earnings, operations, financial condition, management, prospects, capital levels, and asset quality of both Horizon and Peoples;

•	the current and prospective business and economic environments in which Peoples operates, including challenging national, regional, and local economic conditions, the competitive environment for Indiana financial institutions characterized by intensifying competition from other financial institutions, increasing consolidation of the financial services industry, the increased regulatory burdens on financial institutions, and the uncertainties in the regulatory climate going forward;

•	Peoples’ belief that Peoples needs to grow to be in a position to deliver a competitive return to its shareholders;

•	the likelihood that acquisition opportunities for Peoples as a buyer are limited for the foreseeable future given Peoples’ illiquid common stock which would be part of any consideration offered to potential targets and lack of attractive smaller banks within and surrounding its footprint;

•	Horizon’s ability and resources to negotiate, execute, and close, and conduct due diligence in connection with, a definitive merger agreement on an expedited basis;

•	Peoples’ board’s belief that, after consideration of potential alternatives, including the likely inability of other potential strategic partners to consummate a transaction on terms superior to those offered in the Merger Agreement, the merger is expected to provide greater benefits to Peoples’ shareholders than the range of possible alternatives, including continuing to operate Peoples on a stand-alone basis or pursuing a transaction with another bidder;

•	Peoples’ belief that a robust auction process was conducted with the assistance of KBW in an effort to maximize the price Peoples shareholders will receive;

•	the knowledge that investors remain focused on the trading liquidity of a bank’s shares and generally value companies with greater market capitalizations with higher valuations;

•	the effect of the merger on Peoples Bank’s employees, including the prospects for continued employment and the severance and other benefits agreed to be provided by Horizon to Peoples Bank’s employees;

•	Horizon’s superior access to capital and managerial resources relative to that of Peoples;

•	the benefits of being part of a larger and more diversified combined financial institution and the risks of continuing to be an independent company, given the limited liquidity of Peoples’ common stock and the lack of acquisition opportunities for Peoples;

•	the perceived compatibility of the business philosophies and cultures of Peoples and Horizon, which Peoples’ board believed would facilitate the integration of the operations of the two companies;

•	Horizon’s commitment to Indiana and Michigan and reputation for community volunteerism;

•	the board’s desire to provide Peoples’ shareholders with the prospects for greater future appreciation on their investments in Peoples common stock than the amount the board of directors believes Peoples could achieve independently;

•	the board’s desire to provide Peoples’ shareholders with a favorable cash dividend and future prospects for increases in cash dividends;

•	the expectation that the historical liquidity of Horizon’s stock will offer Peoples shareholders the opportunity to participate in the growth and opportunities of Horizon by retaining their Horizon stock following the merger, or to exit their investment, should they prefer to do so;

•	the financial and other terms and conditions of the Merger Agreement, including (1) the fact that the exchange ratio (assuming no adjustments) represents approximately 124% of Peoples’ tangible book value as of the date of the Merger Agreement and is fixed, with no caps, (2) the provision giving Peoples the right to terminate the Merger Agreement in the event of a specified decline in the market value of Horizon common stock relative to a designated market index unless Horizon agrees to pay additional merger consideration, and (3) provisions providing for the payment of a $3.5 million termination fee if the merger agreement is terminated under certain circumstances, which Peoples’ board deemed reasonable;

•	the potential upside in Horizon’s common stock based on expected earnings accretion;

•	the fact that the value of the merger consideration prior to the public announcement of the merger represented a significant premium over recent trading prices for Peoples common stock;

•	the overall greater scale that will be achieved by the merger that will better position the combined company for future growth;

•	Horizon’s long-term growth strategy in the midwestern United States;

•	the complementary geographic locations of Peoples and Horizon branch networks in Indiana;

•	the historical and current market prices of Horizon;

•	the opinion, dated February 18, 2015, of KBW to the board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Peoples common stock of the merger consideration in the merger, as more fully described below under “– Opinion of Peoples’ Financial Advisor”;

•	the interests of Peoples’ directors and executive officers in the merger, in addition to their interests generally as shareholders, as described under “– Interests of Certain Directors and Officers of Peoples in the Merger”;

•	the likelihood that the regulatory approvals necessary to complete the transaction would be obtained; and

•	the effect of the merger on Peoples Bank’s customers and the communities in which they conduct business.

The foregoing discussion of the factors considered by Peoples’ board of directors is not intended to be exhaustive, but rather includes the material factors considered by Peoples’ board of directors. In reaching its decision to approve the Merger Agreement, the merger, and the related Plan of Merger, Peoples’ board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. Peoples’ board of directors considered all these factors as a whole, including discussions with, and questioning of, Peoples’ management and Peoples’ financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, Peoples’ board of directors unanimously determined that the merger, the Merger Agreement, and the related Plan of Merger are advisable and in the best interests of Peoples and its shareholders, and unanimously approved and adopted the Merger Agreement. The Peoples’ board of directors unanimously recommends that Peoples’ shareholders vote “FOR” approval of the Merger Agreement and the merger.

Horizon’s Reasons for the Merger; Board Recommendation

In reaching its decision to approve the Merger Agreement and recommend that Horizon’s shareholders approve the issuance of shares of Horizon common stock in the merger, Horizon’s board of directors consulted with Horizon’s management, as well as its financial and legal advisors, and considered a number of factors, including:

•	the business, earnings, operations, financial condition, management, prospects, capital levels, and asset quality of both Horizon and Peoples, taking into account the results of Horizon’s due diligence review of Peoples, including Horizon’s assessments of Peoples’ credit policies, asset quality, adequacy of loan loss reserves, interest rate risk, and litigation;

•	the locations of Peoples’ banking offices, which are consistent with Horizon’s strategic expansion plans in the northern Indiana and southern Michigan markets, and the fact that the aggregate population of these markets will enable Horizon to increase its potential customer base by approximately 19.2%;

•	the overall greater scale that will be achieved by the merger that will better position the combined company for future growth;

•	its belief that Horizon and Peoples have similar cultures and similar community-oriented philosophies, and the complementary nature of the strengths of the management personnel of each company;

•	the belief of Horizon’s management that the merger will result in pre-tax annual cost savings of approximately $1.7 million in 2015, $4.7 million in 2016, and $4.8 million in 2017. Approximately $970,000 of the expected savings in 2015 are expected to result from reduced expenses for salaries, employee benefits, and other employee matters, approximately $226,000 are expected to result from reduced data processing expenses, approximately $163,000 are expected to result from reduced professional fees, approximately $23,000 are expected to result from reduced occupancy expense, and approximately $320,000 are expected to result from reduced general, administrative, and other expenses;

•	the belief of Horizon that the merger will produce earnings enhancement opportunities from additional sources of non-interest income;

•	the estimation by Horizon’s management that the merger will result in after-tax earnings per share accretion of $0.10 in 2016 and $0.13 in 2017;

•	the likelihood of a successful integration of Peoples’ business, operations, and workforce with those of Horizon and of successful operation of the combined company, and the belief that customer disruption in the transition phase would not be significant due to the complementary nature of the markets served by Horizon and Peoples;

•	the historical and current market prices of Horizon’s common stock and Peoples’ common stock;

•	the fact that Peoples’ shareholders would own approximately 18.6% of the diluted share ownership of the combined company;

•	the financial and other terms and conditions of the Merger Agreement, including the fact that the exchange ratio and the per share amount of the cash merger consideration are both fixed, provisions designed to limit the ability of the Peoples’ board of directors to entertain third party acquisition proposals, a provision giving Peoples the right to terminate the Merger Agreement in the event of a specified decline in the market value of Horizon’s common stock relative to a designated market index unless Horizon agrees to pay additional merger consideration, and provisions providing for payment by Peoples to Horizon of a $3.5 million termination fee if the Merger Agreement is terminated under certain circumstances;

•	the financial analysis presented by Patrick Capital and C&C, Horizon’s financial advisors, and the joint opinion dated as of February18, 2015 delivered to Horizon’s board of directors by Patrick Capital and C&C, to the effect that, as of that date, and subject to and based on the qualifications and assumptions set forth in the opinion, the consideration being paid by Horizon in the merger is fair, from a financial point of view, to the Horizon common shareholders;

•	the interests of Peoples’ directors and executive officers in the merger, in addition to their interests generally as shareholders, as described under “Interests of Certain Directors and Officers of Peoples in the Merger” beginning on page ; and

•	the need to obtain Peoples’ shareholder approval, Horizon’s shareholder approval, and regulatory approvals in order to complete the transaction.

The foregoing discussion of the factors considered by Horizon’s board of directors is not intended to be exhaustive, but rather includes the material factors considered by Horizon’s board of directors. In reaching its decision to approve the Merger Agreement, the merger, and the related Plan of Merger, Horizon’s board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. Horizon’s board of directors considered all these factors as a whole, including discussions with, and questioning of, Horizon’s management and its financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, Horizon’s board of directors unanimously approved the Merger Agreement, the merger, the related Plan of Merger, and the transactions contemplated by the Merger Agreement, and unanimously recommends that Horizon’s shareholders vote “FOR” the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of shares of Horizon common stock in the merger.

Effects of the Merger

The respective boards of directors of Horizon and Peoples believe that, over the long-term, the merger will be beneficial to Horizon’s shareholders, including the current shareholders of Peoples who will become Horizon shareholders if the merger is completed. The Horizon board of directors believes that one of the potential benefits of the merger is the cost savings that may be realized by combining the two companies and integrating Peoples Bank into Horizon’s banking subsidiary, which savings are expected to enhance Horizon’s earnings.

Horizon expects to reduce expenses by combining accounting, data processing, retail and lending support, and other administrative functions after the merger, which will enable Horizon to achieve economies of scale in these areas. Promptly following the completion of the merger, which is expected to occur during the third quarter of 2015, Horizon plans to begin the process of eliminating redundant functions and eliminating duplicative expenses.

In this regard, it is contemplated that after the merger Horizon Bank will continue to operate the main offices and branch offices of Peoples Bank, except that Peoples and Horizon intend to attempt to sell the Peoples Bank branch located at 420 N. Main Street, Middlebury, Indiana, which is located in Elkhart County. If a buyer for this branch cannot be identified by mid-to-late June 2015, Horizon intends to close the branch after the closing of the merger. For more information about the Middlebury, Indiana branch and Peoples Bank’s other branch offices, see “Additional Information About Peoples – Properties” beginning on page     .

The amount of any cost savings Horizon may realize in 2015 will depend upon how quickly and efficiently Horizon is able to implement the processes outlined above during the year.

Horizon believes that it will achieve cost savings based on the assumption that it will be able to:

•	reduce data processing costs;

•	reduce staff;

•	achieve economies of scale in advertising and marketing budgets; and

•	reduce legal and accounting fees.

Horizon has based these assumptions on its present assessment of where savings could be realized based upon the present independent operations of the two companies. Actual savings in some or all of these areas could be higher or lower than is currently expected.

Horizon also believes that the merger will be beneficial to the customers of Peoples as a result of the additional products and services offered by Horizon and because of its increased lending capability.

Negotiations, Transactions, or Materials Contracts

Except as set forth above or elsewhere in this joint proxy statement/prospectus, none of Peoples, Peoples Bank, nor any of their respective directors, executive officers, or other affiliates had any negotiations, transactions, or material contracts with Horizon, Horizon Bank, or any of their directors, executive officers, or other affiliates during the past three years that would require disclosure under the rules and regulations of the SEC applicable to this joint proxy statement/prospectus.

Opinion of Peoples’ Financial Advisor

Peoples engaged Keefe, Bruyette & Woods, Inc. (“KBW”) to render financial advisory and investment banking services to Peoples, including an opinion to the Peoples board of directors as to the fairness, from a financial point of view, to the holders of Peoples common stock of the merger consideration in the proposed merger of Peoples with and into Horizon. Peoples selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Peoples board held on February 18, 2015, at which the Peoples board evaluated the proposed merger. At this meeting, KBW rendered an opinion to the Peoples board to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of Peoples common stock. The Peoples board approved the Merger Agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix B to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Peoples board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the merger consideration in the merger to the holders of Peoples common stock. It did not address the underlying business decision of Peoples to engage in the merger or enter into the Merger Agreement or constitute a recommendation to the Peoples board in connection with the merger, and it does not constitute a recommendation to any holder of Peoples common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Peoples and Horizon and the merger, including among other things:

•	a draft of the Merger Agreement, dated February 16, 2015 (the most recent draft then made available to KBW);

•	certain regulatory filings of Peoples and Horizon, including the quarterly call reports filed with respect to each quarter during the three years ended December 31, 2014 for Peoples and Horizon;

•	the audited financial statements for the three fiscal years ended September 30, 2014 of Peoples;

•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2013 of Horizon;

•	the unaudited quarterly financial statements for the fiscal quarter ended December 31, 2014 of Peoples;

•	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 of Horizon;

•	the unaudited quarterly and fiscal year-end financial results for the fiscal quarter and fiscal year ended December 31, 2014 of Horizon (contained in the Current Report on Form 8-K filed by Horizon with the Securities and Exchange Commission on January 22, 2014);

•	certain other interim reports and other communications of Peoples and Horizon to their respective shareholders; and

•	other financial information concerning the businesses and operations of Peoples and Horizon furnished to KBW by Peoples and Horizon or which KBW was otherwise directed to use for purposes of KBW’s analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Peoples and Horizon;

•	the assets and liabilities of Peoples and Horizon;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial information for Peoples and certain financial and stock market information for Horizon with similar information for certain other companies the securities of which were publicly traded;

•	financial and operating forecasts and projections of Peoples that were prepared by, and provided to KBW and discussed with KBW by, Peoples management and that were used and relied upon by KBW at the direction of such management with the consent of the Peoples board; and

•	financial and operating forecasts and projections of Horizon and estimates regarding certain pro forma financial effects of the merger on Horizon (including, without limitation, the cost savings, related expenses and operating synergies expected to result from the merger), that were prepared by, and provided to KBW and discussed with KBW by, Horizon management and that were used and relied upon by KBW at the direction of the Peoples board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also held discussions with senior management of Peoples and Horizon regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. In addition, KBW considered the results of the efforts undertaken by Peoples, with KBW’s assistance, to solicit indications of interest from third parties regarding a potential transaction with Peoples.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or that was publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the respective managements of Peoples and Horizon as to the reasonableness and achievability of the financial and operating forecasts and projections of Peoples and Horizon (and the assumptions and bases therefor) that were prepared by, and provided to KBW and discussed with KBW by such managements. KBW assumed, with the consent of Peoples, that such forecasts and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such managements and that such forecasts and projections would be realized in the amounts and in the time periods currently estimated by such managements. KBW further relied upon Horizon management as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the merger on Horizon (and the assumptions and bases therefor, including without limitation, cost savings, related expenses and operating synergies expected to result from the merger) that were prepared and provided to KBW by, and discussed with KBW by, such management. KBW assumed, with the consent of Peoples, that all such estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such estimates would be realized in the amounts and in the time periods currently estimated by such management.

It is understood that the forecasts, projections and estimates of Peoples and Horizon provided to KBW were not prepared with the expectation of public disclosure, that all such information was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such forecasts, projections and estimates. KBW assumed, based on discussions with the respective managements of Peoples and Horizon, that such forecasts, projections and estimates of Peoples and Horizon referred to above, provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Peoples or Horizon since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Peoples’ consent, that the aggregate allowances for loan and lease losses for Peoples and Horizon were adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Peoples or Horizon, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Peoples or Horizon under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed that, in all respects material to its analyses:

•	the merger and any related transaction (including the subsidiary bank merger) would be completed substantially in accordance with the terms set forth in the Merger Agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the latest draft of the Merger Agreement that had been reviewed by KBW) with no additional payments or adjustments to the merger consideration;

•	the representations and warranties of each party in the Merger Agreement and in all related documents and instruments referred to in the Merger Agreement were true and correct;

•	each party to the Merger Agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•	there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transaction and that all conditions to the completion of the merger and any related transaction would be satisfied without any waivers or modifications to the Merger Agreement; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Peoples, Horizon, the combined entity or the contemplated benefits of the merger, including the cost savings, related expenses and operating synergies expected to result from the merger.

KBW assumed, in all respects material to its analysis, that the merger would be consummated in a manner that complied with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW further assumed that Peoples relied upon the advice from appropriate sources (other than KBW) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Peoples, Horizon, the merger, any related transaction (including the subsidiary bank merger), and the Merger Agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the merger consideration in the merger to the holders of Peoples common stock. KBW expressed no view or opinion as to any other terms or aspects of the merger or any related transaction (including the subsidiary bank merger), including without limitation, the form or structure of the merger (including the form of merger consideration or the allocation of the merger consideration between stock and cash) or any related transaction, any consequences of the merger or any related transaction to Peoples, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Peoples to engage in the merger or enter into the Merger Agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Peoples or the Peoples board;

•	the fairness of the amount or nature of any compensation to any of Peoples’ officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Peoples common stock;

•	the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Horizon or any other party to any transaction contemplated by the Merger Agreement;

•	whether Horizon has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate cash consideration to the holders of Peoples common stock at the closing of the merger;

•	the actual value of Horizon common stock to be issued in the merger;

•	any adjustment (as provided in the Merger Agreement) in the amount of the stock consideration assumed to be paid in the merger for purposes of KBW’s opinion;

•	the prices, trading range or volume at which Peoples common stock or Horizon common stock would trade following the public announcement of the merger or the prices, trading range or volume at which Horizon common stock would trade following consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•	any legal, regulatory, accounting, tax or similar matters relating to Peoples, Horizon, their respective shareholders, or relating to or arising out of or as a consequence of the merger or any related transaction (including the subsidiary bank merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Peoples and Horizon. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Peoples board in making its determination to approve the Merger Agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Peoples board with respect to the fairness of the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between Peoples and Horizon and the decision to enter into the Merger Agreement was solely that of the Peoples board.

The following is a summary of the material financial analyses performed by KBW in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion, but summarizes the material analyses performed in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. For purposes of the financial analyses described below, KBW utilized an implied value of the merger consideration of $31.62 per share of Peoples common stock, consisting of (i) $9.75 in cash and (ii) the implied value of 0.95 of a share of Horizon common stock to be issued in the merger for each share of Peoples common stock, based on the closing price of Horizon common stock on February 18, 2015. In addition to the financial analyses described below, KBW reviewed with the Peoples board for informational purposes implied transaction multiples for the proposed merger of 25.8x and 23.6x Peoples’ estimated 2015 and 2016 earnings per share (“EPS”), respectively, using estimates provided by Peoples management and based on the implied value of the merger consideration of $31.62 per share of Peoples common stock.

Selected Companies Analysis of Peoples. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Peoples to 21 selected banks and thrifts located in the Midwest region with publicly traded stock, assets between $300 million and $650 million, return on assets greater than 0.0%, tangible common equity to tangible asset ratios greater than 9.0% and nonperforming assets to assets ratios less than 2.0%. Mutual holding companies and merger targets were excluded from the selected companies.

The selected companies included in Peoples’ “peer” group were:

Heartland BancCorp	First Capital, Inc.
First Clover Leaf Financial Corp	Farmers Bancorp
Guaranty Federal Bancshares, Inc.	Iowa First Bancshares Corp.
Mackinac Financial Corporation	Crystal Valley Financial Corporation
Keweenaw Financial Corporation	Wayne Savings Bancshares, Inc.
Citizens Community Bancorp, Inc.	FCN Banc Corp.
F.S. Bancorp	United Bancorp, Inc.
Cortland Bancorp	CITBA Financial Corporation
IF Bancorp, Inc.	Andover Bancorp, Inc.
ChoiceOne Financial Services, Inc.	Jacksonville Bancorp, Inc.
Killbuck Bancshares, Inc.

To perform this analysis, KBW used last-twelve-months (“LTM”) profitability data and other financial information through, or for the most recent completed reported quarter available (which, in the case of Peoples, was the fiscal quarter ended December 31, 2014) or as of the end of such quarter and market price information as of February 18, 2015. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in Peoples’ historical financial statements, or the data prepared by Patrick Capital and C&C presented under the section “The Merger – Joint Opinion of Horizon’s Financial Advisors,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Peoples and the selected companies in its “peer” group:

	Peoples	Peer Group 25th Percentile	Peer Group Median	Peer Group 75th Percentile
LTM Return on Average Assets	0.74%	0.64%	0.93%	1.08%
LTM Return on Average Equity	5.75%	6.62%	8.37%	10.46%
LTM Net Interest Margin	2.86%	3.38%	3.61%	3.84%
LTM Noninterest Income / Average Assets	0.84%	0.50%	0.76%	0.93%
LTM Noninterest Expense / Average Assets	2.53%	3.18%	2.86%	2.45%
LTM Efficiency Ratio	73.16%	73.20%	68.17%	63.83%

KBW’s analysis also showed the following ratios concerning the financial condition of Peoples and the selected companies in its “peer” group:

	Peoples	Peer Group 25th Percentile	Peer Group Median	Peer Group 75th Percentile
Tangible Common Equity / Tangible Assets	12.18%	9.54%	9.80%	10.74%
Total Risk-Based Capital Ratio	21.52%	14.19%	15.80%	17.44%
Loans / Deposits	63.77%	75.66%	80.10%	90.61%
Loan Loss Reserve / Gross Loans	0.83%	1.06%	1.30%	1.45%
Texas Ratio	2.20%	13.98%	11.23%	6.73%
Nonperforming Assets / Assets	0.26%	1.57%	1.20%	0.98%
LTM Net Charge-Offs / Average Loans	0.30%	0.34%	0.18%	0.04%

In addition, KBW’s analysis showed the following concerning the market performance of Peoples and the selected companies in in its peer group

	Peoples		Peer Group 25th Percentile		Peer Group Median		Peer Group 75th Percentile
One—Year Stock Price Change	4.00%		0.00%		18.75%		23.55%
YTD Stock Price Change	0.78%		0.00%		1.96%		3.04%
Stock Price / Book Value per Share	0.98	x	0.92	x	1.01	x	1.19	x
Stock Price / Tangible Book Value per Share	1.02	x	0.97	x	1.02	x	1.21	x
Stock Price / LTM Core EPS (1)	17.6	x	10.8	x	13.6	x	17.3	x
Core Deposit Premium (2)	0.33%		(0.40%)		0.22%		3.02%
Dividend Yield (3)	3.08%		1.54%		2.68%		3.43%
LTM Dividend Payout (4)	54.05%		21.30%		35.78%		42.79%

(1)	Core income excludes extraordinary items, non-recurring items and gains/losses on sale of securities.
(2)	Core deposit premium refers to tangible equity premium to core deposits (total deposits less time deposits greater than $100,000).
(3)	Dividend yield calculated using most recent completed reported quarter dividend annualized.
(4)	Dividend payout calculated using most recent completed reported quarter dividend annualized as a percentage of LTM Core EPS.

No company used as a comparison in the above selected companies analysis is identical to Peoples. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Companies Analysis of Horizon. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Horizon to 23 selected banks and thrifts located in the Midwest region with publicly traded stock, total assets between $1 billion and $4 billion, return on assets greater than 0.50% and nonperforming assets to assets ratios less than 2.0%. Mutual holding companies and merger targets were excluded from the selected companies.

The selected companies included in Horizon’s “peer” group were:

First Busey Corporation	Dacotah Banks, Inc.
Lakeland Financial Corporation	MidWestOne Financial Group, Inc.
Enterprise Financial Services Corp	STAR Financial Group, Inc.
MainSource Financial Group, Inc.	First Business Financial Services, Inc.
First Financial Corporation	First Mid-Illinois Bancshares, Inc.
Mercantile Bank Corporation	Isabella Bank Corporation
Peoples Bancorp Inc.	Merchants Financial Group, Inc.

Stock Yards Bancorp, Inc.	MutualFirst Financial, Inc.
QCR Holdings, Inc.	Southern Missouri Bancorp, Inc.
Hills Bancorporation	Security National Corporation
German American Bancorp, Inc.	First Citizens Banc Corp
Meta Financial Group, Inc.

To perform this analysis, KBW used LTM profitability data and other financial information through, or for the most recent completed reported quarter available (which, in the case of Horizon, was the fiscal quarter ended December 31, 2014) or as of the end of such quarter and market price information as of February 18, 2015. KBW also used 2015 EPS estimates taken from consensus “street estimates” for Horizon and the selected companies. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in Horizon’s historical financial statements, or the data prepared by Patrick Capital and C&C presented under the section “The Merger – Joint Opinion of Horizon’s Financial Advisors,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Horizon and the selected companies in its “peer” group:

	Horizon	Peer Group 25th Percentile	Peer Group Median	Peer Group 75th Percentile
LTM Return on Average Assets	0.93%	0.77%	0.93%	1.09%
LTM Return on Average Equity	9.95%	8.36%	9.28%	10.82%
LTM Net Interest Margin	3.51%	3.33%	3.53%	3.74%
LTM Noninterest Income / Average Assets	1.30%	0.80%	1.03%	1.53%
LTM Noninterest Expense / Average Assets	3.11%	3.22%	2.80%	2.50%
LTM Efficiency Ratio	68.66%	69.99%	63.96%	58.14%

KBW’s analysis also showed the following ratios concerning the financial condition of Horizon and the selected companies in its “peer” group:

	Horizon	Peer Group 25th Percentile	Peer Group Median	Peer Group 75th Percentile
Tangible Common Equity / Tangible Assets	7.32%	7.78%	9.17%	9.98%
Total Risk-Based Capital Ratio	13.08%	13.38%	14.43%	15.54%
Loans / Deposits	93.41%	81.85%	88.17%	94.72%
Loan Loss Reserve / Gross Loans	1.19%	1.10%	1.29%	1.58%
Texas Ratio	14.22%	13.88%	11.03%	6.30%
Nonperforming Assets / Assets	1.13%	1.25%	0.94%	0.63%
LTM Net Charge-Offs / Average Loans	0.19%	0.15%	0.07%	0.03%

In addition, KBW’s analysis showed the following concerning the market performance of Horizon and, to the extent publicly available, the selected companies in its peer group:

	Horizon		Peer Group 25th Percentile		Peer Group Median		Peer Group 75th Percentile
One—Year Stock Price Change	6.62%		2.24%		10.17%		14.98%
YTD Stock Price Change	(11.94%)		(2.82%)		(1.84%)		0.23%
Stock Price / Book Value per Share	1.17	x	1.02	x	1.22	x	1.40	x
Stock Price / Tangible Book Value per Share	1.42	x	1.28	x	1.35	x	1.57	x
Stock Price / LTM Core EPS (1)	12.0	x	11.9	x	13.1	x	14.3	x
Stock Price / 2015 EPS	10.7	x	11.2	x	12.1	x	13.6	x
Core Deposit Premium (2)	4.75%		3.51%		4.70%		7.07%
Dividend Yield (3)	2.43%		1.61%		2.14%		2.77%
LTM Dividend Payout (4)	29.11%		20.75%		26.26%		34.66%

(1)	Core income excludes extraordinary items, non-recurring items and gains/losses on sale of securities.
(2)	Core deposit premium refers to tangible equity premium to core deposits (total deposits less time deposits greater than $100,000).
(3)	Dividend yield calculated using most recent completed reported dividend annualized
(4)	Dividend payout calculated using most recent completed reported dividend annualized as a percentage of LTM Core EPS

No company used as a comparison in the above selected companies analysis is identical to Horizon. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Select Transactions Analysis. KBW reviewed publicly available information related to 17 selected whole bank and thrift transactions in the U.S. Midwest region announced since January 1, 2012 with announced transaction values greater than $10 million, total assets between $250 million and $850 million and tangible common equity to tangible assets ratios at announcement greater than 8.0%.

The selected transactions included in the group were:

Acquiror:	Acquired Company:
Farmers National Banc Corp.	National Bancshares Corporation
Stupp Bros., Inc.	Southern Bancshares Corp.
First Busey Corporation	Herget Financial Corp.
Peoples Bancorp Inc.	NB&T Financial Group, Inc.
Old National Bancorp	Founders Financial Corporation
First Merchants Corporation	Community Bancshares, Inc.
Old National Bancorp	LSB Financial Corp.
Peoples Bancorp Inc.	Ohio Heritage Bancorp, Inc.
Southern Missouri Bancorp, Inc.	Peoples Service Company
Huntington Bancshares Incorporated	Camco Financial Corporation
Old National Bancorp	Tower Financial Corporation
CNB Financial Corporation	FC Banc Corp.
F.N.B. Corporation	PVF Capital Corp.
QCR Holdings, Inc.	Community National Bancorporation
Wintrust Financial Corporation	First Lansing Bancorp, Inc.
Wintrust Financial Corporation	HPK Financial Corporation
National Australia Bank, Limited	North Central Bancshares, Inc.

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value per common share paid for the acquired company and the then latest financial statements for the acquired company to the extent publicly available prior to the announcement of the acquisition:

•	Price per common share to LTM EPS of the acquired company;

•	Price per common share to book value of the acquired company;

•	Price per common share to tangible book value per share of the acquired company; and

•	Core deposit premium of the acquired company.

KBW also reviewed the price per common share paid for the acquired company for each of the nine selected transactions in which the acquired company had publicly traded stock as a premium to the closing stock price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one-day market premium). The resulting transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied value of the merger consideration of $31.62 per share of Peoples common stock and using historical financial information for Peoples as of December 31, 2014 and the closing price of Peoples common stock on February 18, 2015.

The results of the analysis (excluding the impact of the one-day market premium of one of the selected transactions considered to be not meaningful because it was greater than 100%) are set forth in the following table:

	Peoples / Horizon Merger		Selected Transactions 25th Percentile		Selected Transactions Median		Selected Transactions 75th Percentile
Transaction Price / LTM EPS	21.4	x	15.9	x	20.0	x	26.5	x
Transaction Price / Book Value	119.2%		109.8%		130.0%		146.9%
Transaction Price / Tangible Book Value	123.9%		109.8%		131.6%		148.7%
Core Deposit Premium	4.2%		1.4%		6.0%		6.9%
1—Day Market Premium	21.6%		37.4%		45.6%		48.1%

No company or transaction used as a comparison in the above selected transaction analysis is identical to Peoples or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Horizon and Peoples to various pro forma balance sheet and income statement items and the pro forma market capitalization of the combined entity. This analysis excluded purchase accounting adjustments. To perform this analysis, KBW used (i) balance sheet data for Horizon and Peoples as of December 31, 2014, (ii) earnings estimates provided by Peoples and Horizon management and (iii) market price data as of February 18, 2015. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the pro forma ownership percentages of Horizon and Peoples shareholders in the combined company based on both the 0.95x actual exchange ratio of the stock consideration in the proposed merger and also an illustrative exchange ratio assuming hypothetical 100% stock consideration in the proposed merger calculated using the implied value of the merger consideration of $31.62 per share of Peoples common stock and the closing price of Horizon common stock on February 18, 2015:

Ownership	Horizon as a % of Total	Peoples as a % of Total
Ownership at 0.95x Exchange Ratio	81.4%	18.6%
Ownership Assuming Hypothetical 100% Stock Consideration	75.2%	24.8%
Balance Sheet
Assets	81.0%	19.0%
Gross Loans	85.7%	14.3%
Deposits	80.1%	19.9%
Common Equity	74.8%	25.2%
Tangible Common Equity	71.7%	28.3%
Income Statement
LTM Earnings	84.2%	15.8%
2015 Earnings	87.9%	12.1%
2016 Earnings	87.4%	12.6%
2017 Earnings	85.6%	14.4%
Market Capitalization
Market Capitalization	77.9%	22.1%

Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Horizon and Peoples. Using closing balance sheet estimates as of June 30, 2015 for Horizon and Peoples per their respective managements, financial forecasts and projections relating to the earnings of Horizon and Peoples provided by Horizon and Peoples managements, respectively, and pro forma assumptions (including purchase accounting adjustments, cost savings and related expenses) provided by Horizon management, KBW analyzed the potential financial impact of the merger on certain projected financial results. This analysis indicated that the merger could be accretive to Horizon’s 2015, 2016 and 2017 estimated EPS (excluding one-time, merger-related charges, if applicable), accretive to Horizon’s estimated closing book value per share as of June 30, 2015 and dilutive to Horizon’s estimated closing tangible book value per share as of June, 30, 2015. Furthermore, the analysis indicated that, pro forma for the proposed merger, each of Horizon’s tangible common equity to tangible assets ratio, Tier 1 leverage ratio, Tier 1 Risk-Based Capital Ratio and Total Risk-Based Capital Ratio as of June 30, 2015 could be lower. For all of the above analyses, the actual results achieved by Horizon following the merger will vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of Peoples. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of Peoples prepared by and provided to KBW by Peoples management, and assumed discount rates ranging from 12.0% to 16.0%. The range of values were derived by adding (i) the present value of the estimated free cash flows that Peoples could generate over the period from 2015 to 2019 as a standalone company, and (ii) the present value of Peoples’ implied terminal value at the end of such period. KBW assumed that Peoples would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. KBW derived implied terminal values using two methodologies, one based on 2019 earnings multiples and the other based on 2019 tangible book value multiples. Using implied terminal values for Peoples calculated by applying a range of 11.6x to 15.6x estimated 2019 earnings, this discounted cash flow analysis resulted in a range of implied value per Peoples common share of $24.59 to $31.90. Using implied terminal values for Peoples calculated by applying a range of 1.00x to 1.40x estimated 2019 tangible book value, this discounted cash flow analysis resulted in a range of implied value per Peoples common share of $21.73 to $27.87.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Peoples.

Miscellaneous. KBW acted as financial advisor to Peoples in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of banking companies in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of KBW’s business as a broker-dealer, KBW and its affiliates may from time to time purchase securities from, and sell securities to, Horizon. Further to existing sales and trading relationships between Peoples and both KBW and a KBW-affiliated broker-dealer, KBW and such affiliate from time to time purchase securities from, and sell securities to, Peoples. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Peoples and Horizon for its own account and for the accounts of its customers, and KBW employees may also maintain individual positions in Peoples common stock and Horizon common stock, which positions currently include an individual position in shares of Horizon common stock held by a senior member of the KBW advisory team providing services to Peoples in connection with the proposed merger that was not material to such member or KBW.

Pursuant to the KBW engagement agreement, Peoples agreed to pay KBW a total cash fee equal to 1.30% of the aggregate merger consideration, $25,000 of which became payable after execution of KBW’s engagement agreement and $150,000 of which became payable to KBW upon the rendering of its opinion and the balance of which is contingent upon the consummation of the merger. Peoples also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with this present engagement, during the two years preceding the date of its opinion, KBW has not provided investment banking and financial advisory services to Peoples. During the two years preceding the date of its opinion, KBW has not provided investment banking and financial advisory services to Horizon. KBW may in the future provide investment banking and financial advisory services to Peoples or Horizon and receive compensation for such services.

Joint Opinion of Horizon’s Financial Advisors

Patrick Capital Markets, LLC (“Patrick Capital”) and Cummings & Company, LLC (“C&C”) acted as financial advisors to Horizon in connection with Horizon’s potential acquisition of Peoples pursuant to the Merger Agreement. On October 21, 2014, Horizon formally retained Patrick Capital and C&C to act as financial advisors with respect to the possible acquisition, merger or other business combination or acquisition of Peoples. Patrick Capital and C&C, as a customary part of their businesses, are continually engaged in the valuation of commercial banks, bank holding companies, savings and loan associations, savings banks and savings and loan holding companies in connection with mergers, acquisitions and other securities-related transactions. Patrick Capital and C&C have knowledge of, and experience with, the banking market in which both Horizon and Peoples operate, and were selected by Horizon because of Patrick Capital’s and C&C’s knowledge of, experience with, and reputation in the financial services industry.

On several occasions between November of 2014 and January of 2015, Horizon’s board of directors held meetings to evaluate the proposed transaction with Peoples. In the capacity as Horizon’s financial advisors, Patrick Capital and C&C participated in the negotiations with respect to the pricing and other terms and conditions of the merger, but the decision as to whether to execute the Merger Agreement with Peoples and the pricing of the merger was made by Horizon’s board. At the February 17, 2015 meeting, Patrick Capital and C&C rendered an oral fairness opinion to Horizon’s board which was confirmed in writing as of February 18, 2015 (a copy of which is attached hereto as Appendix C), that based on and subject to the assumptions, factors, and limitations as set forth in the opinion and as described below, the consideration was fair to shareholders of Horizon from a financial point of view. No limitations were imposed by Horizon’s board upon Patrick Capital or C&C with respect to the investigations made or procedures followed by them in arriving at their opinion.

The full text of Patrick Capital’s and C&C’s written opinion is attached hereto as Appendix C and is incorporated in its entirety into this joint proxy statement/prospectus by reference. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Patrick Capital and C&C in rendering their joint opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Horizon and Peoples shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Patrick Capital’s and C&C’s opinion speaks only as of the date of the opinion. The opinion was directed to Horizon’s board and is directed only to the fairness to Horizon of the merger consideration paid to Peoples from a financial point of view. It does not address the underlying business decision of Horizon to engage in the merger or any other aspect of the merger and is not a recommendation to any Horizon shareholder as to how such shareholder should vote at Horizon’s Annual Meeting with respect to the Merger Agreement and the transactions contemplated thereby, including the stock issuance in connection with the merger, or any other matter.

In connection with rendering their February 18, 2015 joint opinion, Patrick Capital and C&C reviewed and considered, among other things:

•	The Merger Agreement;

•	Reviewed Peoples’ audited consolidated balance sheets as of September 30, 2014 and 2013 and related audited consolidated statements of income, statements of changes in stockholders equity and statements of cash flows for the fiscal years ending September 30, 2014 and 2013;

•	Reviewed Horizon’s Annual Reports on Form 10-K for the years ended December 31, 2013, 2012 and 2011 and Quarterly Reports on Form 10-Q for the quarters ending June 30, 2014 and September 30, 2014;

•	Reviewed and analyzed other publicly available information regarding Horizon and Peoples;

•	Reviewed certain non-public information including business plans, financial projections and third party loan reviews regarding Peoples;

•	Reviewed certain non-public information including business plans and financial projections regarding Horizon;

•	Reviewed recent reported stock prices and trading activity of Horizon’s and Peoples’ common stock;

•	Discussed past and current operations, financial condition and future prospects of each company with senior executives of Horizon and Peoples;

•	Reviewed and analyzed certain publicly available financial, transaction and stock market data of banking companies that we selected as relevant to our analysis;

•	Conducted other analyses and reviewed other information we considered necessary or appropriate; and

•	Incorporated our assessment of the overall economic environment and market conditions, as well as our experience in mergers and acquisitions, bank stock valuations and other transactions.

In connection with their review, Patrick Capital and C&C relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information regarding Horizon, Peoples and their respective subsidiaries that was publicly available or provided to Patrick Capital and C&C by Horizon, Peoples or their respective representatives. Patrick Capital and C&C discussed certain operating forecasts and financial projections (and the assumptions and bases therefore) with the management of Horizon. Patrick Capital and C&C assumed that those forecasts and projections reflected the best estimates and judgments of management then available. In certain instances, for the purposes of its analyses, Patrick Capital and C&C made adjustments to those forecasts and projections, which in Patrick Capital’s and C&C’s judgment were appropriate under the circumstances. Patrick Capital and C&C were not retained to nor did they make any independent evaluation or appraisal of Peoples’ assets or liabilities nor did Patrick Capital or C&C review any loan files of Peoples or its subsidiaries. Patrick Capital and C&C also assumed that the merger in all respects is, and will be, undertaken and consummated in compliance with all laws and regulations that are applicable to Horizon and Peoples and that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Horizon, Peoples, or the combined entity, as the case may be, or on the contemplated benefits of the merger, including the expected synergies of the merger. Expected synergies include non-interest expense reductions and potential enhancements to revenues that may result from greater efficiencies of the combined organization.

The preparation of a fairness opinion for a transaction such as the merger involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, Patrick Capital’s and C&C’s joint opinion is not readily susceptible to summary description. In arriving at their opinion, Patrick Capital and C&C performed a variety of financial analyses. Patrick Capital and C&C believe that their analyses must be considered as a whole and the consideration of portions of those analyses and the factors considered in those analyses, or any one method of analysis, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying Patrick Capital’s and C&C’s joint opinion. No one method of analysis was assigned a greater significance than any other.

The financial forecasts and projections discussed with Patrick Capital and C&C were prepared by the managements of both Horizon and Peoples without input from or guidance by Patrick Capital or C&C. Earnings projections for Peoples were included in diligence materials provided to Horizon by Peoples. Throughout the diligence process Horizon analyzed these earnings projections. Horizon and Peoples do not publicly disclose internal management projections of the type provided to Patrick Capital and C&C in connection with the review of the merger. The projections were not prepared with a view towards public disclosure. The public disclosure of the projections could be misleading since the projections were based on numerous variables and assumptions which are inherently uncertain, including without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

In its analyses, Patrick Capital and C&C made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Horizon or Peoples. Any estimates contained in Patrick Capital’s and C&C’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals nor do they necessarily reflect the prices at which companies or their securities may actually be sold.

Patrick Capital’s and C&C’s joint opinion was based solely upon the information available to it and the economic, market, regulatory and other circumstances, as they existed as of the date of its opinion. Events occurring after that date could materially affect the assumptions and conclusions contained in Patrick Capital’s and C&C’s joint opinion. Patrick Capital and C&C have not undertaken to reaffirm or revise their opinion or otherwise comment upon any events occurring after the date of their opinion. Patrick Capital and C&C expressed no opinion as to what the value of Horizon common stock will be when issued to Peoples shareholders pursuant to the Merger Agreement or the prices at which Horizon and Peoples common stock may trade at any time.

Patrick Capital’s and C&C’s joint opinion was directed to the board of directors of Horizon in connection with its consideration of the merger and does not constitute a recommendation to any shareholder of Horizon or Peoples as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the merger. Patrick Capital’s and C&C’s joint opinion is directed only to the fairness, from a financial point of view, of the merger consideration to Horizon and does not address the underlying business decision of Horizon to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Horizon or the effect of any other transaction in which Horizon might engage. Patrick Capital’s and C&C’s joint opinion was approved by Patrick Capital’s and C&C’s fairness opinion committees. Patrick Capital and C&C have consented to inclusion of their joint opinion and a summary thereof in this joint proxy statement/prospectus and in the registration statement on Form S-4 which includes this joint proxy statement/prospectus. Patrick Capital and C&C did not express any opinion as to the fairness of the amount or nature of the consideration to be received in the merger by any Horizon or Peoples officer, director, or employee, or class of such persons, relative to the consideration to be received in the merger by any other shareholders.

The following is a summary of the material analyses and procedures performed by Patrick Capital and C&C in the course of arriving at its opinion. The following summary does not purport to be a complete description of the analyses and procedures performed by Patrick Capital and C&C in the course of arriving at their joint opinion.

Summary of Proposal. Patrick Capital and C&C reviewed the financial terms of the proposed transaction. Using the fixed exchange ratio of 0.95 multiplied by Horizon’s stock price for the Transaction ($22.88 – Average of the closing price of Horizon common stock for the ten trading days ending February 12, 2015) plus $9.75 in cash, Patrick Capital and C&C calculated a transaction value of $31.48 per share, or an aggregate transaction value of $72.8 million. Based upon financial information for Peoples as or for the quarter ended December 31, 2014, Patrick Capital and C&C calculated the following transaction ratios:

	Price/ Earnings*	Price/ Book	Price/ Tangible Book	Deposit Premium
As of February 12, 2015 ($22.04 5 day Avg.)	21.3x	118.7%	123.4%	4.3%

*	Transaction value as of February 12, 2015 divided by LTM Earnings Per Share

Comparable Company Analysis. Patrick Capital and C&C used publicly available information to perform a comparison of selected financial and market trading information for Peoples and Horizon.

The Peoples peer group consisted of select banks and thrifts with assets between $400 million and $ 600 million headquartered in Indiana. The peer groups were comprised of twelve institutions and were selected based on size of the institution and market place geography.

The analysis compared publicly available financial information for Peoples and the median financial data for the Peoples peer group as of and for the last twelve months ended December 31, 2014. The table below sets forth the data for Peoples and the median data for the Peoples peer group as of and for the last twelve months ended December 31, 2014.

	ROAA LTM (%)	ROAE LTM (%)	Net Interest Margin LTM (%)	Efficiency Ratio LTM (%)	Tang. CE/ Tang. Assets Ratio (%)
Minimum	0.33	3.61	2.81	60.01	8.45
Median	0.84	8.23	3.62	68.46	9.66
Average	0.82	7.84	3.55	69.62	9.96
Maximum	1.14	11.82	4.07	80.42	14.46
Peoples Bancorp, Inc.	0.58	4.51	N/A	80.25	12.18

Patrick Capital and C&C created a peer group for Horizon. It consisted of the following publicly traded commercial banks and thrifts.

Farmers National Banc Corp.
First Citizens Banc Corp
First Defiance Financial Corp.
First Financial Corporation
German American Bancorp, Inc.
Independent Bank Corporation
LNB Bancorp, Inc.
Macatawa Bank Corporation
Mercantile Bank Corporation
MutualFirst Financial, Inc.
Peoples Bancorp Inc.

The analysis compared publicly available financial information for Horizon and the median financial and market data for the Horizon peer group as of and for the last twelve months ended December 31, 2014. The table below sets forth the data for Horizon and the median data for the Horizon peer group as of and for the last twelve months ended December 31, 2014 and using stock prices as of February 12, 2015.

	ROAA LTM (%)	ROAE LTM (%)	Net Interest Margin LTM (%)	Efficiency Ratio LTM (%)	Tang. CE/ Tang. Assets Ratio (%)
Minimum	0.59	6.16	3.06	56.77	6.01
Median	0.77	7.58	3.66	71.07	9.33
Average	0.86	8.15	3.56	69.61	9.35
Maximum	1.31	13.21	4.08	79.81	11.86
Horizon Bancorp	0.93	9.95	3.51	68.66	7.32

	Assets ($000)	Price/ LTM EPS (x)	Price/ Tang. Book (%)	Dividend Yield (%)	One Year Price Change (%)	YTD Price Change (%)
Minimum	1,136,967	12.29	112.54	0.68	-3.64	-8.64
Median	2,178,952	15.62	127.37	1.92	11.40	-4.29
Average	1,974,672	15.87	138.17	2.01	15.54	-3.71
Maximum	3,002,485	23.99	184.38	2.90	60.20	4.25
Horizon Bancorp	2,076,922	12.1	141.5	2.43	13.41	-12.01

Patrick Capital and C&C also conducted a discounted dividend analysis to value Horizon’s common shares as of October 7, 2012. Using a discounted dividend analysis, Patrick Capital and C&C estimated the present value of the future dividend stream that Horizon could produce. As a basis for performing this analysis, Patrick Capital and C&C utilized certain estimated asset growth rates provided by Horizon’s management, current balance sheet information and historic earnings performance for Horizon. These projections were based upon various factors and assumptions, many of which are beyond management’s control. These projections are, by their nature, forward-looking and may differ materially from actual future values or results for the reasons discussed above. Actual future values or results may be significantly more or less favorable than suggested by those projections. In producing a range of Horizon’s estimated per share value, Patrick Capital and C&C utilized the following assumptions: discount rates ranging from 10% to 14%, terminal price/earnings multiples range of 10X and 14X. Patrick Capital’s and C&C’s analysis considered a five year period.

	Terminal Value as a Multiple of 2019 Projected Earnings
Price / Earnings:	10.00 x	12.00 x	14.00 x
	$28.36	$34.03	$39.70
Discount Rate:
10.0%	$19.99	$23.52	$27.04
12.0%	$18.35	$21.57	$24.79
14.0%	$16.88	$19.82	$22.77

Stock Trading History. Patrick Capital and C&C reviewed the history of the publicly reported trading prices of Peoples and Horizon for a three year period ended February 12, 2015. Patrick Capital and C&C considered the history in relation to commonly used equity valuation multiples. The table below illustrates Patrick Capital’s and C&C’s analysis:

	Price	Price/ Book	Price/ Tangible Book	Price/ LTM Earnings	Dividend Yield
OTC Pink: PBNI
February 12, 2015	$25.40	95.8	99.5	17.2	3.1
2014	$24.35	91.8	95.4	16.5	3.3
2013	$24.00	95.3	99.3	21.6	3.3
2012	$20.00	75.8	78.7	15.9	4.0
2011	$16.49	65.7	68.3	10.8	4.9
2010	$14.50	59.8	62.3	11.3	5.2
2009	$12.32	54.0	56.1	10.8	6.2
2008	$10.05	48.9	51.0	9.0	7.6
2007	$14.85	74.4	77.3	16.7	5.1
NASDAQ: HBNC
February 12, 2015	$23.00	116.5	141.5	12.1	2.4
2014	$26.14	135.8	166.0	14.2	2.1
2013	$25.33	144.6	170.9	11.1	1.7
2012	$19.65	118.1	141.9	8.9	2.0
2011	$11.55	80.7	87.6	8.3	2.8
2010	$11.82	91.2	100.4	10.6	2.6
2009	$7.21	59.2	64.5	6.6	4.2
2008	$5.56	53.4	59.5	4.6	5.4
2007	$11.40	121.5	137.7	9.9	2.3

Discounted Dividend Analysis. Using a discounted dividend analysis, Patrick Capital and C&C estimated the present value of the future dividend stream that Peoples could produce. As a basis for performing this analysis, Patrick Capital and C&C utilized certain earnings per share estimates and growth rates provided by Peoples’ management. These projections were developed during Horizon’s due diligence review of Peoples. These projections were based upon various factors and assumptions, many of which are beyond management’s control. These projections are, by their nature, forward-looking and may differ materially from actual future values or results for the reasons discussed above. Actual future values or results may be significantly more or less favorable than suggested by those projections. In producing a range of Peoples’ estimated per share value, Patrick Capital and C&C utilized the following assumptions: discount rates ranging from 10% to 14%, terminal price/earnings multiples range of 12x to 14x (which, when applied to terminal year of 2019 estimated earnings, produced values which approximate the net present value of the dividends in perpetuity, given certain assumptions regarding growth rates and discount rates) and earnings that include estimated savings in Peoples’ non-interest expense equal to 37% in year one following the merger. This estimate of potential cost savings was the result of Horizon’s diligence review of Peoples’ corporate operations. The discounted dividend analysis produced the range of net present values per share of Peoples’ common stock illustrated in the table below:

	Terminal Value as a Multiple of 2019 Projected Earnings
Price / Earnings:	12.00 x	14.00 x	16.00 x
	$24.81	$28.94	$33.07
Discount Rate:
10.0%	$18.44	$21.00	$23.57
12.0%	$16.96	$19.31	$21.65
14.0%	$15.63	$17.78	$19.92

With Transaction Synergies	Terminal Value as a Multiple of 2019 Projected Earnings
Price / Earnings:	10.00 x	12.00 x	14.00 x
Discount Rate:
10.0%	$37.69	$41.90	$46.10
12.0%	$35.36	$39.20	$43.05
14.0%	$33.25	$36.77	$40.29

These analyses do not purport to be indicative of actual values or expected values or an appraisal range of the shares of Peoples’ common stock. The discounted dividend analysis is a widely used valuation methodology, but Patrick Capital and C&C noted that it relies on numerous assumptions, including expense savings levels, dividend payout rates, terminal values and discount rates, the future values of which may be significantly more or less than such assumptions. Any variation from these assumptions would likely produce different results.

Analysis of Selected Regional Transactions. Patrick Capital and C&C reviewed the terms of merger transactions announced from January 1, 2014 through February 12, 2015 involving banks and thrifts where the acquired institution was based in Indiana, Ohio and Michigan. Patrick Capital and C&C deemed these transactions to be reflective of the proposed Horizon and Peoples transaction. Patrick Capital and C&C reviewed the following ratios and multiples: deal value, transaction price to last twelve months earnings per share, transaction price to stated book value, transaction price to stated tangible book value, transaction price to assets. As illustrated in the following table, Patrick Capital and C&C compared the proposed merger multiples to the median multiples of the comparable transactions.

Acquiror	Target
Farmers National Banc Corp.	National Bancshares Corp.
Chemical Financial Corp.	Lake Michigan Financial Corp.
Northwest Bancshares, Inc.	LNB Bancorp Inc.
Chemical Financial Corp.	Monarch Community Bancorp Inc.
Peoples Bancorp Inc.	NB&T Financial Group Inc.
Old National Bancorp	Founders Financial Corp.
First Merchants Corp.	Community Bancshares Inc.
Old National Bancorp	LSB Financial Corp.
MainSource Financial Group	MBT Bancorp
Peoples Bancorp Inc.	Ohio Heritage Bancorp Inc.
Chemical Financial Corp.	Northwestern Bancorp
Old National Bancorp	United Bancorp Inc.
First Financial Bancorp	Insight Bank

	Target Assets ($000)	Value ($M)	Price/ Book (%)	Price/ Tang. Book (%)	Price/ LTM Earnings (x)	Deposit Premium (%)
Minimum	188,807	26.01	126.2	126.2	11.7	4.4
Median	497,581	79.32	152.0	155.0	23.3	7.4
Average	600,821	94.27	162.4	167.8	18.5	9.2
Maximum	1,241,099	185.69	217.9	217.9	27.3	17.6

Horizon/Peoples		72.80	118.7	123.4	21.3	4.3

Financial Impact Analysis. Patrick Capital and C&C analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger is completed at the end of the second quarter of 2015; (2) management of People prepared earnings projections for the years ending December 31, 2015 through 2016 as adjusted by Horizon’s management as a result of their diligence review of Peoples; (3) certain purchase accounting adjustments, including a credit mark against Peoples’ loan portfolio, and additional marks on securities, borrowings, and time deposits which were also the result of Horizon’s due diligence review; (4) Horizon estimated cost savings of 37% of Peoples’ annual operating expenses; and (5) certain other assumptions pertaining to costs and expenses associated with the transaction, intangible amortization, opportunity cost of cash and other items.

For each of the years 2015 and 2016, Patrick Capital and C&C compared the earnings per share of Horizon common stock to the EPS, on the basis of accounting principles generally accepted in the United States (“GAAP”), of the combined company common stock using the foregoing assumptions.

The following table sets forth the results of the analysis:

GAAP Basis Accretion
2015 Estimated EPS	$0.00
2016 Estimated EPS	$0.10

The analyses indicated that the merger would be neutral to Horizon’s projected 2015 earnings per share and accretive to 2016 earnings per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Patrick Capital and C&C compared the estimated tangible book value (“TBV”) per share of Horizon to the estimated pro forma tangible book value of the combined company using the foregoing assumptions.

The following table sets forth the results of the analysis:

TBV Per Share
HBNC Stand Alone	$16.96
Pro Forma	$16.30

With regard to Patrick’s and C&C’s services in connection with the merger, Horizon will pay an advisory fee equal to $275,000.00, a significant portion of which is contingent upon the consummation of the merger. In addition, Horizon has agreed to reimburse Patrick Capital and C&C for their reasonable out-of-pocket expenses, including the fees and disbursements of Patrick Capital and C&C’s legal counsel. Horizon has also agreed to indemnify Patrick Capital and C&C and related persons against certain liabilities, including liabilities under federal securities law, incurred in connection with their services.

For the three years preceding the date of their joint opinion delivered to the board of directors of Horizon, Patrick Capital and C&C have been retained by Horizon to evaluate certain acquisition opportunities, including Horizon’s acquisition of SCB Bancorp in April of 2014. Patrick Capital and C&C have not been retained by Peoples for investment banking services in the same three year time frame.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Appendix A to this document and is incorporated into this document by reference. You should read the Merger Agreement in its entirety, as it is the legal document governing the merger.

Structure of the Merger

Subject to the terms and conditions of the Merger Agreement, at the completion of the merger, Peoples will merge with and into Horizon, with Horizon as the surviving corporation of such merger. The separate existence of Peoples will terminate. The shares of Horizon common stock will continue to be listed on the NASDAQ Global Select Market under the symbol “HBNC.” Simultaneously with the merger, Peoples Bank will be merged with and into Horizon Bank, a wholly owned subsidiary of Horizon.

Under the Merger Agreement, the executive officers and directors of Horizon and Horizon Bank serving at the effective time of the merger will continue to serve as such after the merger is consummated. In addition, upon the consummation of the merger, Maurice F. Winkler, III, Peoples’ Chief Executive Officer and President, will be appointed to the boards of directors of Horizon and Horizon Bank, effective as of the closing. With respect to Mr. Winkler’s service on the Horizon board of directors, his term will expire at the 2018 annual meeting of Horizon’s shareholders.

Merger Consideration

If the merger is completed, each share of Peoples common stock issued and outstanding immediately prior to the effective time of the merger (other than dissenting shares, shares held as treasury stock of Peoples, and shares held by Horizon) will be converted into the right to receive 0.95 shares of Horizon common stock (which we refer to as the “exchange ratio”) and $9.75 in cash, subject to adjustment as provided below (as adjusted, the “merger consideration”); provided, however, that Peoples shareholders owning of record and/or beneficially fewer than 100 shares of Peoples common stock as of the effective time will only be entitled to receive $33.14 per share in cash and will not be entitled to receive any Horizon common stock. No fractional shares of Horizon common stock will be issued in the merger. Instead, Horizon will pay to each holder of Peoples common stock who otherwise would be entitled to a fractional share of Horizon common stock an amount in cash (without interest) determined by multiplying such fraction by the average per share closing price of a share of Horizon common stock as quoted on the NASDAQ Global Select Market during the fifteen consecutive trading days immediately preceding the second business day prior to the closing of the merger on which such shares were actually traded.

The exchange ratio is subject to adjustment as follows:

•	Anti-Dilution Adjustments. If prior to the effective time of the merger, Horizon changes the number of shares of Horizon common stock outstanding by way of a stock split, stock dividend, or similar transaction, or if Horizon establishes a record date for such a change, the exchange ratio will be adjusted so that the holders of Peoples common stock receive at the effective time, in the aggregate, the number of shares of Horizon common stock representing the same percentage of the outstanding shares of Horizon common stock that they would have received if such change had not occurred.

•	Decrease in Market Price of Horizon Common Stock. Peoples may terminate the Merger Agreement if, at any time during the five-day period commencing on the first date on which all bank regulatory approvals (and waivers, if applicable) and all other approvals and consents necessary for consummation of the merger have been received (disregarding any waiting period) (the “determination date”), with such termination to be effective on the tenth day following such determination date, only if both of the following conditions are satisfied:

•	the average of the daily closing price of Horizon common stock as reported on the NASDAQ Global Select Market for the fifteen consecutive trading days immediately preceding the determination date on which shares of Horizon common stock actually traded is less than $19.57; and

•	the percentage decrease in the stock price of Horizon from Horizon’s closing stock price on the date of the Merger Agreement is more than 15% greater than the percentage decrease in the SNL Midwest Bank Index during the same period.

If Peoples elects to exercise its termination right as described above, Horizon may elect to avoid termination of the Merger Agreement by increasing the exchange ratio to the lesser of the amounts determined pursuant to the following formula: (i) a quotient, the numerator of which is equal to the product of the $23.02 (the initial Horizon market value), the exchange ratio (as then in effect), and the average daily closing value of the SNL Midwest Bank Index for the fifteen consecutive trading days immediately preceding the determination date divided by the closing value of the SNL Midwest Bank Index on February 18, 2015, minus 0.15, and the denominator of which is equal to Horizon market value on the determination date; or (ii) the quotient determined by dividing $23.02 by the closing price for Horizon’s common stock for the fifteen consecutive trading days immediately preceding the determination date, and multiplying the quotient by the product of the exchange ratio (as then in effect) and 0.85. Since the formula is dependent on the future price of Horizon’s common stock and that of the SNL Midwest Bank Index, it is not possible to determine at this time if the merger consideration will be adjusted pursuant to the foregoing provisions or what any such adjusted merger consideration would be. However, in general, more shares of Horizon common stock would be issued, to take into account the extent by which the average price of Horizon’s common stock exceeded the decline in the average price of the common stock of the index group.

Voting Agreements

As of the record date of the Peoples’ Special Meeting, the directors of Peoples owned 83,518 shares or approximately 3.61% of the 2,311,858 outstanding shares of Peoples common stock. In connection with the execution of the Merger Agreement, the directors of Peoples each executed a voting agreement pursuant to which they agreed to vote their 83,498 shares or 3.6% of Peoples’ outstanding shares in favor of the merger. A copy of that voting agreement is attached as Appendix D to this joint proxy statement/prospectus.

Treatment of Peoples’ 401(k) Plan

The Peoples Bancorp Employees’ Savings & Profit Sharing Plan and Trust (referred to as the “Peoples 401(k) Plan”) will be terminated prior to the effective time of the merger. Participants whose employment is not terminated will not have a right to a distribution of their 401(k) plan benefits until a favorable determination letter is received from the IRS with respect to the Peoples 401(k) Plan’s qualified status at the time of termination. Participants with outstanding plan loans under the Peoples 401(k) Plan as of the effective time will be permitted to continue repaying such outstanding loans (subject to the terms and conditions of such plan and the related loan procedures) on and after the effective time and until such time as plan termination distributions are paid. At such time as the loans are required to be repaid or will be taxed to the borrower if not repaid, Peoples Bank or Horizon Bank (as successor-in-interest), as the case may be, will cause loans to be made, outside of any tax-qualified retirement plan, to those Peoples Bank employees who had loans outstanding under the Peoples 401(k) Plan as of the loan repayment date, in an amount not to exceed the outstanding loan balance as of such date; provided that, such employee completes any necessary documentation and qualifies for such loan under the applicable loan policies and underwriting standards of Peoples Bank. Each refinancing loan will have a fixed interest rate not to exceed 4% per annum and will have an amortization period not to exceed the remaining term of the plan loan.

Exchange and Payment Procedures

At and after the effective time of the merger, each certificate representing shares of Peoples common stock (other than dissenting shares) will represent only the right to receive the merger consideration in accordance with the terms of the Merger Agreement. Horizon will reserve a sufficient number of shares of Horizon common stock to be issued as the part of the merger consideration to be paid in shares of Horizon common stock. Promptly after the effective time of the merger, but in no event more than five business days after the effective time, Horizon will mail a letter of transmittal to each holder of Peoples common stock that will include detailed instructions on how such holder may exchange such holder’s Peoples common shares for the merger consideration.

Horizon will cause a certificate representing the number of whole shares of Horizon common stock that each holder of Peoples common stock owning 100 or more shares of Peoples common stock has the right to receive and a check in the aggregate amount of $9.75 per share plus any cash that such holder has the right to receive in lieu of a fractional share of Horizon common stock to be delivered to such shareholder upon delivery to Horizon of certificates representing such shares of Peoples common stock and a properly completed letter of transmittal. Beneficial owners and/or holders of record of fewer than 100 shares will receive cash equal to $33.14 per share upon delivery to Horizon of certificates representing such shares and a properly completed letter of transmittal. No interest will be paid on any merger consideration that any such holder shall be entitled to receive.

No dividends or other distributions on Horizon common stock with a record date occurring after the effective time of the merger will be paid to the holder of any unsurrendered old certificate representing shares of Peoples common stock converted into the right to receive the merger consideration until the holder surrenders such old certificate in accordance with the Merger Agreement.

The stock transfer books of Peoples will be closed immediately at the effective time of the merger, and after the effective time, there will be no transfers on the stock transfer records of Peoples of any shares of Peoples common stock. Horizon will be entitled to rely on Peoples’ stock transfer books to establish the identity of those persons entitled to receive merger consideration. In the event of a dispute with respect to ownership of stock represented by any old certificate of Peoples common stock, then Horizon will be entitled to deposit any merger consideration represented by the old certificate in escrow with an independent third party selected by Horizon. If any old certificate is lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such old certificate to be lost, stolen, or destroyed and, if required by Horizon, the posting by such person of a bond or other indemnity as Horizon may reasonably direct as indemnity against any claim that may be made with respect to the old certificate, Horizon will issue the merger consideration in exchange for such lost, stolen, or destroyed certificate. All shares of Peoples common stock held as treasury stock or owned by Horizon will be cancelled and will cease to exist, and no stock of Horizon or other consideration will be exchanged for such stock.

Dividends and Distributions

Until Peoples common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time of the merger with respect to Horizon common shares into which shares of Peoples common stock may have been converted will accrue but will not be paid. When such certificates have been duly surrendered, Horizon will pay any unpaid dividends or other distributions, without interest. After the effective time of the merger, there will be no transfers on the stock transfer books of Peoples of any shares of Peoples common stock. When certificates representing shares of Peoples common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration.

Representatio ns and Warranties

The Merger Agreement contains representations and warranties of Peoples, on the one hand, and Horizon, on the other hand, to each other, as to, among other things, the following:

•	the corporate organization and existence of each party;

•	the authority of each party to enter into the Merger Agreement, perform its obligations under the Merger Agreement, and make it valid and binding;

•	the fact that the Merger Agreement does not conflict with or violate:

•	the articles of incorporation and bylaws of each party;

•	applicable law; and

•	agreements, instruments or obligations of each party;

•	the capitalization of Peoples and Horizon;

•	each party’s compliance with applicable law;

•	the accuracy of statements made and materials provided by each party;

•	the absence of undisclosed obligations or liabilities;

•	financial statements and reports;

•	the adequacy of its loan loss reserves;

•	the filing and accuracy of tax returns;

•	litigation and pending proceedings;

•	each party’s deposit insurance;

•	Securities and Exchange Commission filings (with respect to Horizon only);

•	Community Reinvestment Act;

•	compliance with bank secrecy and anti-money laundering laws and regulations; and

•	environmental matters.

In addition, the Merger Agreement contains representations and warranties of Peoples to Horizon as to:

•	material contracts;

•	the status of its loans and investments and the provisions for loan losses;

•	indebtedness;

•	employee benefit plans;

•	obligations to employees;

•	absence of certain events occurring since September 30, 2014;

•	insider transactions;

•	indemnification agreements;

•	shareholder approval;

•	books and records;

•	title to its assets;

•	intellectual property;

•	agreements with regulatory agencies;

•	no shareholder rights plan;

•	insurance;

•	broker’s, finder’s, and other fees;

•	no reason for any delays in regulatory approvals;

•	internal controls; and

•	fiduciary accounts.

No representations and warranties of the parties will survive the consummation of the merger. Additionally, the parties qualified many of the representations and warranties contained in the Merger Agreement with exceptions set forth in disclosure schedules that were separately delivered by each party to the other party to the Merger Agreement.

Conduct of Business Prior to Completion of the Merger

Under the Merger Agreement, Peoples has agreed to certain restrictions on its activities until the merger is completed or terminated. In general, Peoples and each of its subsidiaries, including Peoples Bank, is required until the effective time of the merger to:

•	conduct its business diligently, substantially in the manner as it is presently being conducted, and in the ordinary course of business;

•	use commercially reasonable efforts to preserve its business organization intact, keep available the services of the present officers and employees and preserve its present relationships with customers and persons with whom it has business dealings;

•	use commercially reasonable efforts to maintain all of the properties and assets that it owns or utilizes in the operation of its business as currently conducted in good operating condition and repair, reasonable wear and tear excepted;

•	maintain its books, records, and accounts in the usual, regular, and ordinary manner, on a basis consistent with prior years and in compliance in all material respects with all statutes, laws, rules, and regulations applicable to them and to the conduct of its business; and

•	not knowingly do or fail to do anything that will cause a breach of, or default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease, or license to which it is a party or by which it is or may be subject or bound.

The following is a summary of the more significant restrictions imposed upon Peoples, subject to the exceptions set forth in the Merger Agreement. Specifically, without the prior consent of Horizon, Peoples and Peoples Bank may not:

•	make any change in the capitalization or the number of issued and outstanding shares of Peoples or Peoples Bank or redeem any of its outstanding shares of common stock;

•	authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to its issued and outstanding common stock as of the date of the Merger Agreement;

•	distribute or pay any dividends on its shares of common stock, or authorize a stock split, or make any other distribution to its shareholders, except that Peoples Bank may pay cash dividends to Peoples in the ordinary course of business for payment of Peoples’ reasonable and necessary business and operating expenses and expenses of the merger and Peoples may pay its normal quarterly cash dividends to its shareholders which shall not be increased in per share amount; provided that, no dividend may be paid for the quarter in which the merger is schedule to be consummated or actually consummated if during such period Peoples’ shareholders will become entitled to receive dividends on their shares of Horizon common stock received in the merger;

•	purchase or otherwise acquire any investment security for their own account that exceeds $2,000,000 individually;

•	except as already committed in writing, cancel, release, or compromise any indebtedness in excess of $100,000 owing;

•	amend the articles of incorporation and bylaws of Peoples or the similar organizational documents of any of its subsidiaries;

•	make, renew, or otherwise modify any loan or commitment to lend money, or issue any letter of credit to any person if the loan is an existing credit on the books of Peoples or Peoples Bank and classified as “Other Loans Especially Mentioned,” “Substandard,” “Doubtful,” or “Loss” in an amount in excess of $500,000; or make, purchase, renew, modify, or amend or extend the maturity of any commercial loan in excess of $2,000,000 (provided Peoples Bank may renew, modify, amend, or extend the maturity of existing performing commercial loans (which are not classified or non-accrual) with existing principal balances of $2,000,000 or less), any 1 to 4 family residential mortgage loan with a loan to value in excess of 80% (unless private mortgage insurance is obtained) or any 1 to 4 family residential mortgage loan in excess of $417,000, or any loan participation except as permitted by the Merger Agreement; or

•	except as contemplated by the Merger Agreement, enter into any contract, agreement, lease, commitment, understanding, arrangement, or transaction, or incur any liability or obligation requiring payments by Peoples or any of its subsidiaries that exceed $50,000, whether individually or in the aggregate or that have a term of two years or longer.

Covena nts

In addition to the restrictions noted above, Peoples and Horizon have agreed to take other actions, such as:

•	in the case of both Peoples and Horizon, to submit the Merger Agreement (and additionally, in the case of Horizon, the issuance of shares of Horizon common stock in the merger) to their respective shareholders at meetings to be called and held as soon as reasonably practicable;

•

in the case of Peoples, to proceed expeditiously, cooperate fully and use commercially reasonable efforts to assist Horizon in procuring all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law that are necessary for consummation of the merger, and to ensure that any materials or information provided by Peoples to Horizon for use by Horizon in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading;

•	in the case of Peoples, to use commercially reasonable efforts to obtain any required third party consents to agreements, contracts, commitments, leases, instruments and documents;

•	in the case of Peoples, to maintain insurance on its assets, properties, and operations, fidelity coverage and directors’ and officers’ liability insurance in such amounts and with regard to such liabilities and hazards as were insured by Peoples as of the date of the Merger Agreement;

•	in the case of Peoples, to continue to accrue reserves for employee benefits and merger related expenses, and to consult and cooperate in good faith with Horizon on (i) conforming the loan and accounting policies and practices of Peoples to those policies and practices of Horizon for financial accounting and/or income tax reporting purposes; and (ii) determining the amount and timing for recognizing Peoples’ expenses of the merger;

•	in the case of Peoples, to cease and cause to be terminated any existing solicitations, discussions, or negotiations with other parties that have made or intend to make an acquisition proposal, except as permitted by the Merger Agreement;

•	to coordinate with each other prior to issuing any press releases;

•	in the case of Peoples and Horizon, to supplement, amend, and update the disclosure schedules to the Merger Agreement as necessary;

•	in the case of Peoples and Horizon, to give the other party’s representatives and agents, including investment bankers, attorneys, or accountants, upon reasonable notice, access during normal business hours throughout the period prior to the effective time of the merger to the other party’s properties, facilities, operations, books, and records;

•	in the case of Peoples, to deliver updated financial statements;

•	in the case of Peoples, to cooperate with an environmental consulting firm designated by Horizon in the conduct by such firm of a phase I environmental investigation on all real property owned or leased by Peoples or Peoples Bank as of the date of the Merger Agreement, and any real property acquired or leased by Peoples or Peoples Bank after the date of the Merger Agreement;

•	in the case of Peoples, to deliver any reports, notices or proxy statements sent to any governmental authority, and any orders issued by any governmental authority, to the other party when available;

•	in the case of Peoples, to not knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any respect, (ii) any of the conditions to the merger not being satisfied, (iii) a material violation of any provision of the Merger Agreement, or (iv) a material delay in the consummation of the merger;

•	in the case of Peoples, not to create any employment contract, agreement, or understanding with or employment rights for any of the officers or employees of Peoples or Peoples Bank, or prohibit or restrict Horizon from changing, amending, or terminating any employee benefits provided to its employees from time to time;

•	in the case of Peoples, to take such actions as necessary to terminate the Peoples 401(k) Plan prior to the effective time of the merger, to file an application with the IRS for a favorable determination letter as to such plan’s qualified status upon its termination, and to thereafter distribute or otherwise transfer the account balances of participants in accordance with the applicable plan termination provisions;

•	in the case of Peoples Bank, at the effective time of the merger, to transfer its sponsorship and participation in the Pentegra Defined Benefit Plan for Financial Institutions (the “Peoples Pension Plan”) to Horizon Bank, which will assume such sponsorship;

•

in the case of Peoples, to take all actions necessary to assign any Peoples group insurance policies to Horizon as of the effective time of the merger and to provide Horizon with all necessary financial, enrollment, eligibility, contractual, and other information related to Peoples’ welfare benefit and cafeteria plans to assist Horizon in the administration of such plans after the effective time of the merger;

•	in the case of Peoples and Peoples Bank, to cooperate with Horizon to reconstitute the directors and officers of Peoples Bank to be the same as Horizon Bank and, if requested by Horizon, to amend the articles of incorporation and bylaws of Peoples Bank effective at the time of the merger;

•	in the case of Peoples, to commence immediately after the date of the Merger Agreement with transfers of information, processes, systems, and data to Horizon, and after receipt of all regulatory approvals and prior to the closing to cooperate with the installation and conversion of equipment;

•	in the case of Peoples, to provide Horizon a good faith estimate of all gross pre-tax costs incurred in connection with the termination of Peoples Bank’s (or Horizon Bank’s, as successor-in-interest) participation in the Peoples Pension Plan and the final distribution of all benefits owing upon such termination;

•	in the case of Peoples, prior to the effective time of the merger, to take, or cause Peoples Bank to take, all action necessary to terminate the Peoples Bank 2011 Supplemental Life Insurance Plan;

•	in the case of Peoples, to pay out all amounts payable pursuant to the employment agreements with Peoples and Peoples Bank dated December 17, 2013, of (i) Jeffrey H. Gatton, (ii) Steven H. Caryer, and (iii) Maurice F. Winkler, III, provided each executive enters into mutual termination of employment agreements and noncompetition agreements;

•	in the case of Peoples, at or prior to the effective time of the merger, to amend that certain First Savings Bank, FSB Salary Continuation Agreement dated October 24, 1996 with Stephen Olson in accordance with Code Section 409A, and to make a lump sum payment to Mr. Olson to satisfy any payments or benefits in connection with that agreement;

•	in the case of Horizon, to file all applications and notices to obtain the necessary regulatory approvals for the transactions contemplated by the Merger Agreement;

•	in the case of Peoples and Horizon, to prepare this joint proxy statement and, in the case of Horizon, file a registration statement with the SEC covering the shares of Horizon common stock to be issued to Peoples shareholders pursuant to the Merger Agreement;

•	in the case of Horizon, to make available to the officers and employees of Peoples who continue as employees after the effective time, substantially the same employee benefits as are generally available to Horizon employees, and to provide credit for prior service with Peoples and Peoples Bank for purposes of eligibility and vesting under Horizon’s employee benefit plans;

•	in the case of Horizon, to provide severance benefits to certain employees of Peoples or Peoples Bank as of the effective time of the merger;

•	in the case of Horizon, to pay retention bonuses upon reaching certain milestones to selected employees of Peoples or Peoples Bank;

•	in the case of Horizon, assume those certain First Savings Bank, FSB Salary Continuation Agreements dated September 18, 1996 with Messrs. Orville Poling and G. Richard Gatton, and the Retirement Benefits Agreement dated October 26, 2006 with Mr. Gatton;

•	in the case of Horizon, maintain a directors’ and officers’ liability insurance policy for three years after the effective time of the merger to cover the present officers and directors of Peoples and Peoples Bank with respect to claims against such directors and officers arising from facts or events that occurred before the effective time, and continue for six years after the effective time the indemnification and exculpation rights of the present and former officers and directors of Peoples and Peoples Bank against all losses, expenses, claims, damages, or liabilities arising out of or pertaining to matters existing or occurring on or prior to the effective time to the same extent then permitted under Indiana law or the articles of incorporation or bylaws of Peoples or Peoples Bank;

•	in the case of Horizon, to increase the size of Horizon’s and Horizon Bank’s boards of directors and add Maurice F. Winkler, III as a director of each (with respect to his service on the Horizon board, for a term expiring at Horizon’s 2018 annual meeting of shareholders);

•	in the case of Horizon, to form, as soon as reasonably practical after the effective time, a Northeast Indiana advisory board and to add representatives to the advisory board from the Peoples and Peoples Bank boards of directors and from the communities served by Peoples Bank as mutually agreed upon by Horizon and Peoples; and

•	in the case of Horizon, as soon as practicable following the effective time, to cause Horizon Bank to donate $50,000 to not-for-profit organizations in the banking markets served by Peoples Bank, and for a period of five years match dollar-for-dollar each continuing Peoples’ employee’s reasonable and customary donation to the United Way organization of their choice in Horizon Bank’s market area.

The Merger Agreement also contains certain additional covenants relating to employee benefits and other matters pertaining to officers and directors. See “The Merger Agreement – Employee Benefits and Payments” beginning on page         and “Interests of Certain Directors and Officers of Peoples in the Merger” beginning on page         .

Acquisition Proposals by Third Parties

In the Merger Agreement, Peoples agreed to immediately cease and cause to be terminated any existing solicitations, discussions, or negotiations with other persons or entities that had made, or indicated an intention to make, a proposal to acquire Peoples. In addition, until the merger is completed or the Merger Agreement is terminated, Peoples has agreed that it, and its officers, directors, and representatives, and those of Peoples Bank, will not:

•	solicit, initiate, or knowingly encourage or facilitate, any inquiries, offers or proposals to acquire Peoples; or

•	initiate, participate in or knowingly encourage any discussions or negotiations or otherwise knowingly cooperate regarding an offer or proposal to acquire Peoples.

Peoples may furnish, however, information regarding Peoples to, or enter into and engage in discussion with, any person or entity in response to a bona fide unsolicited written proposal by the person or entity relating to an acquisition proposal, or change or withhold its recommendation to Peoples’ shareholders prior to obtaining shareholder approval regarding the merger, if:

•	Peoples’ board of directors (after consultation with its financial advisors and outside legal counsel) determines in good faith that such proposal may be or could be superior to Peoples’ shareholders from a financial point of view and its other constituencies than the merger, and the failure to consider such proposal would likely result in a breach of the fiduciary duties of Peoples’ board of directors;

•	Peoples provides any information to Horizon that it intends to provide to such third party, and only after having entered into a confidentiality agreement with such third party that contains a standstill with customary terms; and

•	Peoples notifies Horizon that it is prepared to change or withhold its recommendation to Peoples’ shareholders in response to a superior proposal, and provides Horizon with the most current version of any proposed written agreement or letter of intent relating to the superior proposal, and Horizon fails, within ten business days of such notice, to make a proposal that would, in the reasonable good faith judgment of the Peoples board of directors (after consultation with financial advisors and outside legal counsel) cause the offer that previously constituted a superior proposal to no longer constitute a superior proposal.

For purposes of the Merger Agreement, the term “superior proposal” means any acquisition proposal relating to Peoples or Peoples Bank, or to which Peoples or Peoples Bank may become a party, that the Peoples board of directors determines in good faith (after having received the advice of its financial advisors) to be (i) materially more favorable to the shareholders of Peoples from a financial point of view and its other constituencies than the merger (taking into account all the terms and conditions of the proposal and the Merger Agreement, including the $3,500,000 termination fee) and (ii) reasonably capable of being completed without undue delay.

Conditions to the Merger

The obligation of Horizon and Peoples to consummate the merger is subject to the satisfaction or waiver, on or before the completion of the merger, of a number of conditions, including:

•	The Merger Agreement must receive the approval of both Horizon’s and Peoples’ shareholders.

•	The representations and warranties made by the parties in the Merger Agreement must be true, accurate, and correct in all material respects as of the effective date of the merger.

•	Peoples and Horizon must have performed, in all material respects, all of their covenants and agreements as required by the Merger Agreement at or prior to the effective time of the merger.

•	Horizon must have registered with the SEC the shares of Horizon common stock to be issued to Peoples’ shareholders in the merger, and all state securities and blue sky approvals, authorizations, and exemptions required to offer and sell such shares must have been received, the registration statement of which this joint proxy statement/prospectus is a part, must have been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement can have been issued or threatened.

•	All regulatory approvals required to consummate the transactions contemplated by the Merger Agreement must have been obtained and remain in full force and effect, all statutory waiting periods applicable to those approvals must have expired, and none of those approvals must contain any conditions, restrictions, or requirements that Horizon’s board of directors reasonably determines in good faith would either (i) have a material adverse effect on Peoples, or (ii) reduce the benefits of the merger to such a degree that Horizon would not have entered into the Merger Agreement had such conditions, restrictions, or requirements been known.

•	For purposes of the Merger Agreement, the term “material adverse effect” means any effect that is material and adverse to the results of operations, properties, assets, liabilities, conditions (financial or otherwise), value, or business of Peoples and its subsidiaries, on a consolidated basis, or Horizon and its subsidiaries, on a consolidated basis, or that would materially impair the ability of Peoples or Horizon to perform its obligations under the Merger Agreement or otherwise materially threaten or impede the consummation of the merger and the other transactions contemplated by the Merger Agreement. However, a “material adverse effect” does not include the impact of:

•	changes in banking and similar laws of general applicability to banks or their holding companies or interpretations of such laws by courts or governmental authorities;

•	changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or their holding companies generally;

•	effects of any action or omission taken by Peoples with the prior written consent of Horizon or at the direction of Horizon;

•	changes resulting from professional expenses (such as legal, accounting, and investment bankers’ fees) incurred in connection with the Merger Agreement or the transactions contemplated by the Merger Agreement;

•	the impact of the announcement of the Merger Agreement and the transactions contemplated by the Merger Agreement, and compliance with the Merger Agreement on the business, financial condition, or results of operations of Peoples and its subsidiaries or Horizon and its subsidiaries; and

•	the occurrence of any military or terrorist attack within the United States or any of its possessions or offices.

•	The boards of directors of Horizon and Peoples must have received an opinion from Barnes & Thornburg LLP that the merger constitutes a tax free “reorganization” for purposes of Section 368 of the Code.

•	The shares of Horizon common stock to be issued to Peoples shareholders must have been approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance.

•

None of Horizon, Peoples, or Peoples Bank, or any of Horizon’s subsidiaries must be subject to any statute, rule, regulation, injunction, order, or decree which prohibits, prevents, or makes illegal the completion of the merger, and no material claim, litigation, or proceeding shall have been initiated or threatened relating to the Merger Agreement or the merger.

•	Each of Horizon and Peoples must have received from the other at the closing of the merger all the items, documents, consents, and other closing deliveries, in form and content reasonably satisfactory to the recipient, required by the Merger Agreement.

The obligation of Horizon to consummate the merger also is subject to the fulfillment of other conditions, including:

•	The total number of Peoples’ dissenting shares shall be no greater than 5% of the number of shares of Peoples common stock outstanding as of the date of the Merger Agreement;

•	As of the end of the month prior to the effective time of the merger, Peoples’ adjusted consolidated shareholders’ equity, as defined in the Merger Agreement, shall not be less than $58,000,000;

•	Peoples shall have provided notice of termination to FiServ with respect to that certain Master Agreement, dated October 31, 2013, between Peoples Bank and FiServ;

•	The Peoples employees specified in the Merger Agreement shall have executed and delivered mutual termination of employment agreements and noncompetition agreements;

•	Peoples shall have obtained all required third party consents under material contracts or agreements; and

•	Horizon Bank shall have entered into an employment agreement with Jeffrey H. Gatton;

•	Horizon must have received a letter of tax advice, in a form satisfactory to Horizon, from Peoples’ outside, independent certified public accountants to the effect that any amounts that are paid by Peoples or Peoples Bank before the effective time of the merger, or required under Peoples’ employee benefit plans or the Merger Agreement to be paid at or after the effective time, to persons who are “disqualified individuals” under Section 280G of the Code with respect to Peoples, Peoples Bank, or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code.

The obligation of Peoples to consummate the merger is also subject to the fulfillment of other conditions, including that Peoples must have received a written opinion from its financial advisor, KBW, dated as of the date of the meeting of Peoples’ board of directors at which the Merger Agreement was approved, that the merger consideration is fair to Peoples’ shareholders from a financial point of view. This condition has been satisfied.

Expenses

Except as otherwise provided in the Merger Agreement, Peoples and Horizon will be responsible for their respective expenses incidental to the merger.

Employee Benefits and Payments

The Merger Agreement requires Horizon to make available to the officers and employees of Peoples and its subsidiaries who continue as employees of Horizon or any subsidiary substantially the same employee benefits as are generally available to all Horizon employees. Those officers and employees also will receive credit for prior service with Peoples and its subsidiaries for purposes of eligibility and vesting (but not benefit accrual) under the employee benefit plans of Horizon and its subsidiaries. If Horizon determines that a Peoples benefit plan should be terminated, continuing employees will become eligible to participate in Horizon’s employee benefit plans as soon as reasonably practicable after the termination of the Peoples benefit plan. Horizon will take all necessary steps to: (i) waive waiting period and preexisting condition provisions for continuing employees under health and dental plans; and (ii) to the extent the initial period of coverage for continuing employees under any such Horizon employee benefit plan is not a full twelve-month period of coverage, Horizon will give such employees credit under such plans for any deductibles and coinsurance payments. With respect to vacation and paid time off, continuing employees will be subject to the terms and conditions of Horizon’s vacation and paid time off policies in place for similarly situated employees of Horizon, with credit given for all prior years of service with Peoples and its subsidiaries for the purposes of determining vacation pay eligibility and the amount of vacation pay.

Other than with respect to Jeffrey H. Gatton, Steven H. Caryer, and Maurice F. Winkler, III, employees of Peoples and its subsidiaries who are still employed by Peoples at the effective time of the merger and who will not continue as employees of Horizon, or who continue with Horizon but are terminated other than for cause within twelve months after the effective time, will be entitled to severance pay equal to one week’s pay at their base rate for each full year of continuous service with Peoples or Peoples Bank, subject to a minimum of four weeks and a maximum of twenty-six weeks. Also, those terminated employees will be entitled to continuation coverage under group health plans as required by COBRA and to professional career counseling services.

Prior to the effective time, Peoples will, or cause Peoples Bank to, take all action necessary to terminate in accordance with the terms and conditions thereof and without resulting liability to Horizon or any of its affiliates, the Peoples Bank 2011 Supplemental Life Insurance Plan.

In addition, Peoples will pay out, in a lump sum no later than the effective time of the merger, all amounts payable pursuant to the employment agreements with Peoples and Peoples Bank dated December 17, 2013, of (1) Jeffrey H. Gatton, (2) Steven H. Caryer, and (3) Maurice F. Winkler, III, as if the change in control payments contemplated by those employment agreements had been triggered by the merger, provided that Messrs. Winkler, Caryer, and Gatton enter into mutual termination of employment agreements in the form attached to the Merger Agreement, and provided further that Messrs. Winkler and Caryer enter into noncompetition agreements in the forms attached to the Merger Agreement, and Mr. Gatton enters into an employment agreement with Horizon Bank in the form attached to the Merger Agreement. Messrs. Winkler and Caryer have already entered into noncompetition agreements with Horizon, effective at the closing of the merger.

Horizon also will assume (i) that certain First Savings Bank, FSB Salary Continuation Agreement dated September 18, 1996, with Orville Poling, and (ii) that certain First Savings Bank, FSB Salary Continuation Agreement dated September 18, 1996, and Retirement Benefits Agreement dated October 26, 2006, each with G. Richard Gatton. Additionally, at or prior to the effective time, Peoples will, or cause Peoples Bank to, take all action to amend, consistent with the requirements of Code Section 409A and its regulations, that certain First Savings Bank, FSB Deferred Fee Agreement dated October 24, 1996 with Stephen Olson, to provide for a lump sum payment to be made at or prior to the effective time in full satisfaction of any payments or benefits due thereunder.

Within 21 days after the closing date, Peoples will deliver to Horizon a good faith estimate, as of the date of delivery, of the pension plan termination costs of the Peoples’ Pension Plan, and such estimate shall be prepared by Pentegra in a commercially reasonable manner consistent with prior estimates requested by Peoples. If the pension plan termination costs are greater than $6,900,000, Horizon will reduce the cash consideration by the amount by which such costs exceed $6,900,000. For purposes of the Merger Agreement, “pension plan termination costs” means all gross pre-tax costs incurred in connection with the termination of People’s, or Horizon’s, as successor to Peoples, participation in the Peoples’ Pension Plan and final distribution, whether through the purchase of annuities or otherwise, of all benefits due and owing upon such termination. Peoples last received an estimate of the costs of terminating the Peoples’ Pension Plan as of June 30, 2014, which costs totaled $4,913,000.

Horizon also will authorize the payment of and pay retention bonuses upon reaching certain milestones to selected employees of Peoples and Peoples Bank identified by Horizon and Peoples, in amounts to be agreed upon by Peoples and Horizon.

Termination

Subject to conditions and circumstances described in the Merger Agreement, either Horizon or Peoples may terminate the Merger Agreement if, among other things, any of the following occur:

•	Peoples’ shareholders do not approve the Merger Agreement at the Peoples Special Meeting or the Horizon shareholders do not approve the Merger Agreement at the Horizon Annual Meeting;

•	any governmental authority has issued an order, decree, judgment or injunction that permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the merger, and such order has become final and non-appealable, or if any consent or approval of a governmental authority whose consent or approval is required to consummate the merger has been denied, or any application, filing, or notice for a regulatory approval has been withdrawn at the request or recommendation of the applicable governmental authority; provided that, the right to terminate the Merger Agreement under these provisions will not be available to a party whose failure to fulfill any of its obligations under the Merger Agreement has been the cause of any event described in this paragraph;

•	the merger has not been consummated by December 31, 2015 (provided the terminating party did not cause the failure of the merger to be consummated by that date); or

•	the respective boards of directors of Horizon and Peoples mutually agree to terminate the Merger Agreement.

Additionally, Horizon may terminate the Merger Agreement at any time prior to the effective time of the merger if any of the following occur:

•	any event has occurred that is not capable of being cured prior to December 31, 2015 and would result in a condition to Horizon’s obligations to consummate the merger not being satisfied;

•	Peoples breaches or fails to perform any of its representations, warranties, or covenants contained in the Merger Agreement and that breach or failure to perform would give rise to the failure of a condition to the merger, and such condition is not capable of being cured by December 31, 2015, or has not been cured by Peoples within 20 business days after Peoples’ receipt of written notice of such breach from Horizon;

•	Any single event, change, condition, circumstance or state of facts, or aggregation of events, changes, conditions, circumstance or state of facts, that has or is reasonably expected to have individually, or in the aggregate, a material adverse effect on Peoples, whether or not covered by insurance;

•	Horizon elects to exercise its right of termination pursuant to the Merger Agreement because unpermitted exceptions to title insurance policies covering Peoples’ real estate would decrease the value of such properties by more than $250,000 or would require in excess of $250,000 to cure, or because of certain environmental matters (see “Environmental Inspections” below);

•	Peoples’ board of directors has failed to include its recommendation to approve the merger in the joint proxy statement/prospectus related to Peoples’ Special Meeting;

•	Peoples’ board of directors, after receiving an acquisition proposal from a third party, has withdrawn, modified, or changed its approval or recommendation of the Merger Agreement and approved or recommended an acquisition proposal with a third party;

•	Peoples has entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle or letter of intent with respect to another acquisition proposal; or

•	a quorum could not be convened at the Peoples’ Special Meeting or at a reconvened meeting held at any time prior to December 31, 2015.

Peoples may terminate the Merger Agreement at any time prior to the effective time of the merger if any of the following occur:

•	any event shall have occurred that is not capable of being cured prior to December 31, 2015 and would result in a condition to Peoples’ obligations to consummate the merger not being satisfied;

•	Horizon breaches or fails to perform any of its representations, warranties, or covenants contained in the Merger Agreement and that breach or failure to perform would give rise to the failure of a condition to the merger, and such condition is not capable of being cured by December 31, 2015, or has not been cured by Horizon within 20 business days after Horizon’s receipt of written notice of such breach from Peoples;

•	any single event, change, condition, circumstance, or state of facts, or aggregation of events, changes, conditions, circumstance, or state of facts, that has or is reasonably expected to have individually, or in the aggregate, a material adverse effect on Horizon, whether or not covered by insurance;

•	a quorum could not be convened at the Horizon Annual Meeting or at a reconvened meeting held at any time prior to December 31, 2015; or

•	at any time during the five-day period commencing on the first date on which all bank regulatory approvals (and waivers, if applicable) and all other approvals and consents necessary for the consummation of the merger have been received (disregarding any waiting period) (the “determination date”), with such termination to be effective on the tenth day following such determination date if both of the following conditions are satisfied:

•	the average of the daily closing price of Horizon common stock as reported on the NASDAQ Global Select Market for the fifteen consecutive trading days immediately preceding the determination date on which shares of Horizon common stock actually traded is less than $19.57; and

•	the decline in Horizon’s share price is more than 15% greater than a corresponding price decline in the SNL Midwest Bank Index.

If Peoples elects to exercise its termination right as described above, Horizon may elect to avoid termination of the Merger Agreement by increasing the exchange ratio to the lesser of the amounts determined pursuant to the following formula: (i) a quotient, the numerator of which is equal to the product of the $23.02 (the initial market value), the exchange ratio (as then in effect), and the average daily closing value of the SNL Midwest Bank Index for the fifteen consecutive trading days immediately preceding the determination date divided by the closing value of the SNL Midwest Bank Index on the determination date, minus 0.15, and the denominator of which is equal to Horizon Market Value on the determination date; or (ii) the quotient determined by dividing $23.02 by the closing price for Horizon’s common stock for the fifteen consecutive trading days immediately preceding the determination date, and multiplying the quotient by the product of the exchange ratio (as then in effect) and 0.85. Since the formula is dependent on the future price of Horizon’s common stock and that of the SNL Midwest Bank Index, it is not possible presently to determine what the adjusted merger consideration would be at this time, but, in general, more shares of Horizon common stock would be issued, to take into account the extent by which the average price of Horizon’s common stock exceeded the decline in the average price of the common stock of the index group.

Under certain circumstances described in the Merger Agreement, a $3,500,000 termination fee may be payable by Peoples to Horizon if the Merger Agreement is terminated and the merger is not consummated. See “– Termination Fee” directly below.

Termination Fee

Peoples shall pay Horizon a $3,500,000 termination fee if the Merger Agreement is terminated for any of the following reasons:

•	If Horizon terminates the Merger Agreement because Peoples’ board of directors fails to include its recommendation to approve the merger in the joint proxy statement/prospectus delivered to shareholders or has withdrawn, modified, or changed its approval or recommendation of the Merger Agreement or approves or publicly recommends an acquisition proposal with a third party, or Peoples has entered into or publicly announced an intention to enter into another acquisition proposal;

•	If either party terminates the Merger Agreement because it is not approved by the requisite vote of the shareholders of Peoples at the meeting called for such purpose or by Horizon because a quorum could not be convened at Peoples’ shareholder meeting called to approve the merger and, prior to the date that is twelve months after such termination Peoples or Peoples Bank enters into any acquisition agreement with a third party or an acquisition proposal is consummated; or

•	If either party terminates the Merger Agreement because the consummation of the merger has not occurred by December 31, 2015, and (i) prior to the date of such termination an acquisition proposal was made by a third party, and (ii) prior to the date that is twelve months after such termination, Peoples or Peoples Bank enters into any acquisition agreement or any acquisition proposal is consummated.

Management and Operations After the Merger

Horizon’s officers and directors serving at the effective time of the merger shall continue to serve as Horizon’s officers and directors until such time as their successors have been duly elected and qualified or until their earlier resignation, death, or removal from office; provided that, Horizon will take all appropriate action so that, upon the consummation of the merger and in accordance with Horizon’s Bylaws and the bylaws of Horizon Bank, the size of both boards will be increased by one and Maurice F. Winkler, III, Peoples’ Chief Executive Officer and President, will be appointed to the boards of directors of Horizon and Horizon Bank, effective as of the closing. With respect to Mr. Winkler’s service on the Horizon board of directors, his term will expire at the 2018 annual meeting of Horizon’s shareholders. Horizon’s Articles of Incorporation and Bylaws in existence as of the effective time of the merger shall remain Horizon’s Articles of Incorporation and Bylaws following the effective time, until such Articles of Incorporation and Bylaws are further amended as provided by applicable law.

Environmental Inspections

Under the Merger Agreement, if the estimated environmental clean-up costs with respect to real property owned or leased by Peoples and its subsidiaries are between $500,000 and $2,000,000, Horizon has the right to reduce the cash consideration by the amount of the estimated environmental clean-up costs. If the estimated environmental clean-up costs are more than $2,000,000, then Horizon has to right to either (i) reduce the cash consideration by the estimated environmental clean-up costs, or (ii) terminate the Merger Agreement. In order for Horizon to avail itself of this termination provision, it is required to request that phase I environmental investigations be commenced with respect to such real estate. Horizon is currently in the process of obtaining and reviewing such environmental investigations.

Effective Time of the Merger

Unless otherwise mutually agreed to by the parties, the effective time of the merger will occur within ten business days after the fulfillment of all conditions precedent to the merger and the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the merger.

Regulatory Approvals for the Merger

Under the terms of the Merger Agreement, the merger cannot be completed until Horizon receives necessary regulatory approvals. The merger of Horizon and Peoples requires the approval of the Federal Reserve Board. The merger of Horizon Bank and Peoples Bank requires the approval of the Office of the Comptroller of the Currency. Horizon has filed applications with each regulatory authority to obtain the applicable approvals. Although Horizon does not know of any reason why it would not obtain regulatory approvals in a timely manner, Horizon cannot be certain when such approvals will be obtained or if they will be obtained.

Accounting Treatment of the Merger

Horizon will account for the merger under the purchase method of accounting in accordance with GAAP. Using the purchase method of accounting, the assets (including identified intangible assets) and liabilities of Peoples will be recorded by Horizon at their respective fair values at the time of the completion of the merger. The excess of Horizon’s purchase price over the net fair value of the tangible and identified intangible assets acquired over liabilities assumed will be recorded as goodwill.

NASDAQ Global Select Market L isting

Horizon’s common stock is listed on the NASDAQ Global Select Market under the symbol “HBNC.” The shares to be issued to the Peoples’ shareholders in the merger will be eligible for trading on the NASDAQ Global Select Market.

DISSENTERS’ RIGHTS

Pursuant to Chapter 44 of the Indiana Business Corporation Law, Peoples’ shareholders have dissenters’ rights with respect to the merger. Chapter 44 of the Indiana Business Corporation Law authorizes a Peoples shareholder to demand payment in cash for the “fair value” of his or her shares of Peoples common stock before the shareholder vote is taken on the merger. In this regard, Chapter 44 defines “fair value” to mean the value of the dissenting shareholder’s shares immediately before the effectuation of the merger, excluding any appreciation or depreciation in the value of the shares in anticipation of the merger unless a court determines that such exclusion would be inequitable. Pursuant to the procedures set forth in Chapter 44, the “fair value” of the shares is to be agreed upon by the dissenting shareholder and the corporation, unless no agreement can be reached, in which case the “fair value” of the shares will be determined by a court. The term “fair value” as used for purposes of Chapter 44 does not imply, and should not be construed as meaning, that the merger consideration is anything other than adequate and in the best interests of Peoples’ shareholders. If a shareholder asserts his or her dissenters’ rights, there is no guarantee that the “fair value” of his or her shares will be determined to be equal to or greater than the merger consideration. Investment banker opinions as to the fairness from a financial point of view of the consideration payable in a transaction such as the proposed merger are not opinions as to and do not address “fair value” for purposes of Chapter 44.

To claim dissenters’ rights, a Peoples shareholder who desires to exercise his or her rights as a dissenting shareholder must:

1.	before the vote is taken at the Peoples’ Special Meeting, deliver to Peoples written notice of his or her intent to demand payment for his or her shares if the merger is effectuated; and

2.	not vote in favor of the merger in person or by proxy at the Peoples’ Special Meeting.

If the merger is approved by Peoples’ shareholders, Peoples will send a notice of dissenters’ rights to those Peoples shareholders satisfying the above conditions within 10 days after the Special Meeting date. The notice will state the procedures the dissenting Peoples shareholders must follow to further exercise their dissenters’ rights in accordance with Chapter 44 of the Indiana Business Corporation Law.

Peoples’ shareholders who execute and return their proxies but do not specify a choice on the merger proposal will be deemed to have voted “For” the merger, and accordingly to have waived their dissenters’ rights, unless they revoke the proxy prior to its being voted.

A Peoples shareholder who does not deliver timely written notice of his or her intent to demand payment for his or her shares will not be entitled to dissenters’ rights under Chapter 44 of the Indiana Business Corporation Law even if he or she votes against the merger or refrains from voting.

Upon consummation of the merger, Peoples will pay each dissenting shareholder who has complied with all the requirements of Chapter 44 of the Indiana Business Corporation Law and of the notice, Peoples’ estimate of the fair value of the shares as of the time immediately prior to the merger, excluding any appreciation in value in anticipation of the merger. The determination of the estimate of “fair value” will be based on the value of such shares of Peoples common stock as of the last business day immediately prior to the effective time of the merger and will be determined by Peoples’ board of directors.

Dissenters can object to the fair value by stating their estimate of the fair value and demanding payment of the additional amount claimed as fair value within 30 days after Peoples makes or offers payment for the dissenters’ shares. Peoples can elect to agree to the dissenters’ fair value demand or can commence an action in the Circuit or Superior Court of DeKalb County, Indiana, within 60 days after receiving the demand for payment for a judicial determination of the fair value. The court can appoint appraisers to determine the fair value. The costs of the proceeding, including compensation and expenses of the appraisers, counsel for the parties, and experts, will be assessed against all parties to the action in such amounts as the court finds equitable. Each dissenter made a party to the action will be entitled to receive the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by Peoples.

See the full text of Chapter 44 set forth in Appendix E to this joint proxy statement/prospectus.

THIS SUMMARY OF THE DISSENTERS’ RIGHTS OF PEOPLES’ SHAREHOLDERS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE STATUTORY PROVISIONS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS APPENDIX E. ANY INDIVIDUAL CONSIDERING EXERCISING RIGHTS OF DISSENT SHOULD CAREFULLY READ AND CONSIDER THE INFORMATION DISCLOSED IN APPENDIX E AND CONSULT WITH INDEPENDENT PROFESSIONAL ADVISORS BEFORE EXERCISING RIGHTS OF DISSENT.

INTERESTS OF CERTAIN DIRECTORS AND OFFICERS OF PEOPLES IN THE MERGER

When Peoples’ shareholders are considering the recommendation of the Peoples board of directors in connection with the Merger Agreement proposal, you should be aware that some of the employees and directors of Peoples and Peoples Bank have interests that are in addition to, or different from, the interests of Peoples’ shareholders generally, which are described below. Horizon’s and Peoples’ boards of directors were aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement. Except as described below, to the knowledge of Peoples, the officers and directors of Peoples do not have any material interest in the merger apart from their interests as shareholders of Peoples.

Payments Under Existing Employment Agreements With Maurice F. Winkler, III, Jeffrey H. Gatton, and Steven H. Caryer

Under the Merger Agreement, Peoples will make lump sum cash payments, no later than the effective time of the merger, to each of Maurice F. Winkler, III, President and Chief Executive Officer of Peoples, Jeffrey H. Gatton, Senior Vice President and Chief Operating Officer of Peoples, and Steven H. Caryer, Vice President and Chief Financial Officer of Peoples, of all amounts specified in each such officer’s Employment Agreement with Peoples and Peoples Bank, each dated December 17, 2013, as if the change in control payments contemplated by those employment agreements had been triggered by the merger. Change in control payments are to be made to these employees if their employment is terminated or if their duties and responsibilities are materially reduced within twelve months following a change of control. The amounts payable under these employment agreements are currently estimated as follows: (i) Mr. Winkler – $484,741; (ii) Mr. Gatton – $348,787; and (iii) Mr. Caryer – $340,563. These payments are conditioned upon Messrs. Winkler, Gatton, and Caryer each entering into mutual termination of employment agreements and noncompetition agreements in the forms attached to the Merger Agreement. The payment to Mr. Gatton is further conditioned on Mr. Gatton entering into an employment agreement with Horizon Bank in the form attached to the Merger Agreement, as further described below. The noncompetition agreements with respect to Messrs. Winkler and Caryer have already been executed and delivered.

Employment Agreement Between Jeffrey H. Gatton and Horizon and Horizon Bank

As a condition to Horizon’s obligation to close the merger, on or before the effective time of the merger Jeffrey H. Gatton, Senior Vice President and Chief Operating Officer of Peoples, shall have entered into an employment agreement with Horizon and Horizon Bank, to be effective as of and from the closing of the merger. The form of employment agreement to be entered into between Mr. Gatton, Horizon, and Horizon Bank is attached as Exhibit 7.01(p) to the Merger Agreement, attached hereto as Appendix A, and is incorporated by reference herein.

Under the employment agreement, Mr. Gatton will hold the position of Vice President and Regional Manager of Horizon Bank, and will perform the duties and responsibilities as may be assigned by Horizon Bank’s Regional Market President for the region previously served by Peoples, including, but not limited to, leading and assisting the integration of Peoples Bank into Horizon Bank, organizing and implementing branch personnel training, branch risk management duties, branch sales management training and sales efforts, recruitment and retention of branch staff, and carrying out other financial responsibilities. The term of the employment agreement will be for one year following the closing of the merger, which will be automatically extended for successive one-year periods on each anniversary of the closing of the merger, unless earlier terminated in accordance with its provisions.

Under the employment agreement, Mr. Gatton will receive an annual base salary of $140,000, and he will be entitled to participate in all incentive compensation programs generally available to vice presidents of Horizon Bank. Mr. Gatton also will receive other benefits, including coverage under Horizon Bank’s group term life insurance plan, and he will be entitled to participate in all employee benefit plans generally available to employees of Horizon Bank. Notwithstanding the foregoing, Mr. Gatton will not be entitled to any severance payment or benefit under any plan or program of Horizon or Horizon Bank in connection with a termination of his employment.

If Mr. Gatton’s employment with Horizon Bank is terminated for any reason, his compensation and benefits will terminate effective as of the date his employment agreement terminates; provided that, he will be entitled to receive payment for any accrued but unpaid base salary and any accrued but unused vacation and sick leave. Mr. Gatton will be subject to noncompetition provisions that restrict him from competing with Horizon Bank in certain Indiana and Michigan counties for 24 months following the termination of his employment. Mr. Gatton also will be subject to nonsolicitation restrictions with respect to Horizon’s or Horizon Bank’s customers and employees for the same 24-month period. Finally, Mr. Gatton will be subject to confidentiality provisions protecting Horizon’s and Horizon Bank’s confidential business information from unauthorized disclosure.

Assumption of Salary Continuation Agreement and Retirement Benefits Agreement With G. Richard Gatton

Upon completion of the merger, Horizon will assume that certain First Savings Bank, FSB Salary Continuation Agreement dated September 18, 1996, and the Retirement Benefits Agreement dated October 26, 2006, each with G. Richard Gatton, the Chairman of the Board of Peoples. These agreements provide for annual payments, subject to 3% annual increases, to Mr. Gatton until October  21, 2022. His annual payment is currently $18,448.

Payments Under Deferred Fee Agreement With Stephen R. Olson

At or prior to the effective time, Peoples will, or cause Peoples Bank to, take all action to amend, consistent with the requirements of Code Section 409A and its regulations, that certain First Savings Bank, FSB Deferred Fee Agreement dated October 24, 1996 with Stephen R. Olson, a director of Peoples, to provide for a lump sum payment to be made at or prior to the effective time in full satisfaction of any payments or benefits due thereunder. Mr. Olson’s deferred fee agreement provides that he is to receive monthly payments of his deferred fee account, which consists of director fees deferred by Mr. Olson and interest thereon at the rate prescribed by his agreement. Those monthly fees are currently approximately $870 per month. Upon termination of the agreement and payment of the remaining balance of Mr. Olson’s deferred fee account, it is anticipated that Peoples Bank will pay Mr. Olson approximately $116,896 at or prior to the effective time of the merger.

Maurice F. Winkler, III, Becoming Director of Horizon and Horizon Bank

Maurice F. Winkler, III, the President and Chief Executive Officer of Peoples and a member of its board of directors, will be appointed to the boards of directors of both Horizon and Horizon Bank effective as of the closing of the merger. With respect to Mr. Winkler’s service on the Horizon board of directors, his term will expire at the 2018 annual meeting of Horizon’s shareholders.

Northeast Indiana Advisory Boar d

Horizon has agreed to establish, as soon as reasonably practical after the effective time of the merger, a Northeast Indiana Advisory Board and to add representatives to the advisory board from Peoples and Peoples Bank boards of directors and from the communities served by Peoples Bank as mutually agreed upon by Horizon and Peoples. Each of such persons will be entitled to receive compensation from Horizon for their services on such board in accordance with the fee schedule for such services that is applicable from time to time for similar services by other members of Horizon’s and Horizon Bank’s boards.

Indemnification and Insurance of Directors and Officers

Horizon has agreed that all rights to indemnification and exculpation from liabilities arising out of or pertaining to matters existing or occurring on or prior to the effective time of the merger in favor of the present and former officers and directors of Peoples and Peoples Bank as provided under the articles of incorporation or bylaws of Peoples or Peoples Bank, or permitted under Indiana law, shall survive the merger and continue for a period of six years after the effective time of the merger.

In addition, Horizon has agreed to maintain a directors’ and officers’ liability insurance policy for three years after the effective time of the merger to cover the present officers and directors of Peoples and Peoples Bank with respect to claims against such directors and officers arising from facts or events that occurred before the effective time of the merger; provided that, Horizon is not obligated to pay each year more than 150% of Peoples’ annual premiums for such coverage.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

General. The following is a summary of the material anticipated United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of Peoples common stock with respect to the exchange of Peoples common stock for Horizon common stock pursuant to the merger. This discussion assumes that U.S. Holders hold their Peoples common stock as capital assets within the meaning of Section 1221 of the Code. This summary is based on the Code, administrative pronouncements, judicial decisions and Treasury Regulations, each as in effect as of the date of this joint proxy statement/prospectus. All of the foregoing is subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the Internal Revenue Service regarding the United States federal income tax consequences of the merger. As a result, no assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

This summary does not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws, nor does it address the income tax consequences applicable to participants in the 401(k) plan or with respect to employee benefits generally, nor the laws of any state, local, foreign, or other taxing jurisdiction, nor does it address any aspect of income tax that may be applicable to non-U.S. Holders of Peoples common stock. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of Peoples common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Code, such as holders of Peoples common stock that are partnerships or other pass-through entities (and persons holding their Peoples common stock through a partnership or other pass-through entity), persons who acquired shares of Peoples common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, financial institutions, broker-dealers, traders in securities that have elected to apply a mark to market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar and persons holding their Peoples common stock as part of a straddle, hedging, constructive sale, or conversion transaction.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Peoples common stock that is for United States federal income tax purposes:

•	a United States citizen or resident alien;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; and

•	an estate, the income of which is subject to United Sates federal income taxation regardless of its source.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds Peoples common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership.

Horizon and Peoples intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. The obligations of Horizon and Peoples to consummate the merger are conditioned upon the receipt of an opinion from Barnes & Thornburg LLP, counsel to Peoples, to the effect that the merger will for federal income tax purposes qualify as a reorganization based upon the assumptions, representations, warranties, and covenants made by Horizon and Peoples, including those contained in the Merger Agreement. If any of the representations or assumptions upon which the opinion is based are inconsistent with the actual facts existing at the effective time of the merger, the tax consequences of the merger could be adversely affected. The determination by tax advisors as to whether the proposed merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code will depend upon the facts and law existing at the effective time of the proposed merger unless tax counsel determines that such determination may be made as of the last business day before the Merger Agreement becomes a binding contract in accordance with Treasury Regulation Section 1.368-1(e).

Horizon and Peoples have not requested and do not intend to request any ruling from the Internal Revenue Service. Accordingly, Horizon urges each Peoples shareholder to consult his, her, or its own tax advisors as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

Pursuant to the Merger Agreement, Horizon and Peoples may exercise their right to terminate the merger if Barnes & Thornburg LLP is unable to render the tax opinion at closing. If the market price of the Horizon common stock as of the effective time declines relative to the market price of Peoples common stock to the extent that the value of the Horizon common stock received by the Peoples shareholders in the merger is less than 40% of the fair market value of the total consideration received in the merger by Peoples’ shareholders for their shares of Peoples common stock upon the merger, then Horizon and Peoples will not be obligated to consummate the merger pursuant to the Merger Agreement because Barnes & Thornburg LLP would be unable to render its favorable tax opinion on the merger.

Assuming the merger is treated as a reorganization within the meaning of Section 368(a) of the Code, no gain or loss will be recognized by Horizon, its subsidiaries, or Peoples or Peoples Bank by reason of the merger. The material United States federal income tax consequences of the merger to the U.S. Holders are described below.

Exchange of Peoples Common Stock for Horizon Common Stock and Cash. As a result of receiving a combination of Horizon common stock and cash in exchange for shares of Peoples common stock, a U.S. Holder will recognize gain, but not loss, equal to the lesser of (1) the amount of cash received, or (2) the amount of gain “realized” in the merger. The amount of gain a U.S. Holder “realizes” will equal the amount by which (a) the cash plus the fair market value at the effective time of the merger of the Horizon common stock received, exceeds (b) the U.S. Holders’ aggregate adjusted tax basis in the Peoples common stock surrendered in the merger. Any recognized loss disallowed will be included in the adjusted basis of the Horizon common stock received in the merger, as discussed below. Any recognized gain will be taxed as a capital gain or a dividend, as described below. The aggregate adjusted tax basis of the shares of Horizon common stock received in the merger will be the same as the aggregate adjusted tax basis of the shares of Peoples common stock surrendered in the merger decreased by the amount of cash received in the merger and increased by (i) the gain recognized in the merger, if any, and (ii) the recognized loss disallowed in the merger, if any. The holding period for shares of Horizon common stock received by such U.S. Holder will include such U.S. Holder’s holding period for the Peoples common stock surrendered in exchange for the Horizon common stock, provided that such shares of Peoples common stock were held as capital assets of the U.S. Holder at the effective time of the merger. If a U.S. Holder acquired different blocks of Peoples common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Peoples common stock, and the cash and shares of Horizon stock received will be allocated pro rata to each such block of stock. U.S. Holders of Peoples common stock should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of Horizon common stock received in the merger.

Exchange of Peoples Common Stock Solely for Cash. A U.S. Holder who receives solely cash in exchange for all of his, her, or its shares of Peoples common stock (and is not treated as constructively owning Horizon common stock after the merger under the circumstances referred to below under “Potential Recharacterization of Gain as Dividend”) will recognize gain or loss for federal income tax purposes equal to the difference, if any, between the cash received and such U.S. Holder’s aggregate adjusted tax basis in the Peoples common stock surrendered in exchange for the cash. Such gain or loss will be a capital gain or loss, provided that such shares were held as capital assets of the U.S. Holder at the effective time of the merger. See “Taxation of Capital Gain” below for more information on the rules applicable to capital gains. The deductibility of capital losses is subject to limitations. See discussion above regarding blocks of stock that were purchased at different times or at different prices.

Taxation of Capital Gain. Except as described under “Potential Recharacterization of Gain as a Dividend” below, gain that U.S. Holders recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. Holders have held (or are treated as having held) their Peoples common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate U.S. Holders of Peoples common stock is generally taxed at preferential rates. For non-corporate U.S. Holders, long-term capital gain generally can be taxed at a maximum U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. As a result of the American Taxpayer Relief Act of 2012 (“ATRA”), the maximum U.S. federal income tax rate in effect for long-term capital gains recognized during 2015 is 20% for high income taxpayers, i.e., married couples filing joint returns and surviving spouses with taxable income in excess of $464,850, heads of household with taxable income in excess of $439,000, and other individuals with taxable income in excess of $413,200. The maximum long-term capital gains rate for most other non-high income taxpayers is 15%. In addition, net investment income of certain high-income taxpayers may be subject to an additional 3.8% tax (i.e., the net investment income tax) under Section 1411 of the Code. The definition of “high income taxpayers” for purposes of the net investment income tax is different than as defined above for purposes of ATRA. Because the impact of the net investment income tax depends primarily upon the particular circumstances of a U.S. Holder, U.S. Holders should consult their own tax advisors regarding the potential impact of these tax rules to them.

Potential Recharacterization of Gain as a Dividend. Any gain recognized by a U.S. Holder will be capital gain unless the U.S. Holder’s receipt of cash has the effect of a distribution of a dividend, in which case the gain will be treated as dividends to the extent of the U.S. Holder’s ratable share of accumulated earnings and profits, as calculated for United States federal income tax purposes. For purposes of determining whether a U.S. Holder’s receipt of cash has the effect of a distribution of a dividend, the U.S. Holder will be treated as if it first exchanged all of his, her, or its Peoples common stock solely in exchange for Horizon common stock and then Horizon immediately redeemed a portion or all of that stock for the cash that the U.S. Holder actually received in the merger (referred to herein as the “deemed redemption”). Receipt of cash will generally not have the effect of a distribution of a dividend to the U.S. Holder if such receipt is, with respect to the U.S. Holder, “not essentially equivalent to a dividend,” “substantially disproportionate,” or a “complete redemption,” each within the meaning of Section 302(b) of the Code.

The deemed redemption will not be “essentially equivalent to a dividend” and, therefore, will not have the effect of a distribution of a dividend with respect to a U.S. Holder if it results in a “meaningful reduction” in the U.S. Holder’s proportionate interest in Horizon. If a U.S. Holder that has a relatively minimal stock interest in Horizon and no right to exercise control over corporate affairs suffers a reduction in the U.S. Holder’s proportionate interest in Horizon, the U.S. Holder should be regarded as having suffered a meaningful reduction in the U.S. Holder’s proportionate interest in Horizon. For example, the IRS has held in a published ruling that, in the case of a less than 1% stockholder who does not have management control over the corporation, any reduction in the stockholder’s proportionate interest will constitute a “meaningful reduction.” The IRS has also indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment.

The deemed redemption will be “substantially disproportionate,” and, therefore, will not have the effect of a distribution of a dividend with respect to a U.S. Holder who owns less than 50% of the voting power of the outstanding Horizon common stock if the percentage of the outstanding Horizon voting (including all classes that carry voting rights) and common stock (both voting and nonvoting) that is actually and constructively owned by the U.S. Holder immediately after the deemed redemption is reduced to less than 80% of the percentage of the outstanding Horizon common stock that is considered to be actually and constructively owned by the U.S. Holder immediately before the deemed redemption.

The deemed redemption will be a “complete redemption,” and, therefore, will not have the effect of a distribution of a dividend with respect to a U.S. Holder, if it results in a complete termination of a U.S. Holder’s interest in the outstanding Horizon common stock that is considered to be actually and constructively owned by the U.S. Holder immediately before the deemed redemption.

For purposes of applying the foregoing tests, a U.S. Holder will be deemed to own the stock it actually owns and the stock it constructively owns under the attribution rules of Section 318 of the Code. Under Section 318 of the Code, a U.S. Holder will be deemed to own the shares of stock owned by certain family members, by certain estates and trusts of which the U.S. Holder is a beneficiary and by certain affiliated entities, as well as shares of stock subject to an option actually or constructively owned by the U.S. Holder or such other persons. In the event of a “complete redemption” within the meaning of Section 302(b)(3) of the Code, a U.S. Holder may elect to waive the attribution rules of Section 318 of the Code pursuant to Section 302(c) of the Code.

The determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each U.S. Holder. U.S. Holders are urged to consult their own tax advisors regarding the tax treatment of the cash received in the merger.

Taxation of Dividend. If, after applying the tests described in “Potential Recharacterization of Gain as a Dividend” above, the deemed redemption results in the gain recognized by a U.S. Holder being classified as a dividend, such dividend will be treated as either ordinary income or qualified dividend income. Any gain treated as qualified dividend income will be taxable to individual Peoples U.S. Holders at the long-term capital gains rate, provided that the U.S. Holder held the shares giving rise to such income for more than 60 days during the 121 day period beginning 60 days before the closing date. ATRA increased the maximum rate on qualified dividends for high income taxpayers to 20%. In addition, certain high-income taxpayers may be subject to an additional 3.8% net investment income tax. Any gain treated as ordinary income will be taxable at ordinary income rates.

Cash Received In Lieu of a Fractional Share of Horizon Common Stock. A U.S. Holder who receives cash in lieu of a fractional share of Horizon common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Horizon of the fractional share. As a result, such U.S. Holder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in the U.S. Holder’s fractional share interest as set forth above. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. See discussion in “Taxation of Capital Gain” above for information regarding the tax rates applicable to long-term capital gains, including the potential application of the net investment income tax. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting. Payments of cash to a U.S. Holder may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the U.S. Holder, unless the U.S. Holder provides proof of an applicable exemption or furnishes his, her, or its taxpayer identification number (Form W-9), and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability to the extent that they exceed such U.S. Holder’s federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

A U.S. Holder will be required to retain records pertaining to the merger with regard to the stock consideration received by such U.S. Holder. A U.S. Holder who is a “significant holder” of Peoples shares and who receives shares of Horizon will be required to retain records pertaining to the merger with regard to the stock consideration received by such U.S. Holder and file a statement with his, her, or its U.S. federal income tax return in accordance with Treasury Regulation Section 1.368-3 setting forth information regarding the parties to the merger, the date of the merger, such U.S. Holder’s basis in the Peoples common stock surrendered and the fair market value of the Horizon common stock and cash received in the merger. A “significant holder” is a holder of Peoples common stock who, immediately before the merger, owned at least 1% of the outstanding stock of Peoples or securities of Peoples with a basis for federal income tax purposes of at least $1 million.

The preceding discussion is intended only as a summary of material U.S. federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, Peoples urges Peoples shareholders to consult their own tax advisors as to the specific tax consequences to them resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws. The foregoing summary of material U.S. federal income tax consequences of the merger is not intended or written to be used, and cannot be used, by any shareholder of Peoples, any shareholder of Horizon, or any other person for the purpose of avoiding penalties that may be imposed by the Internal Revenue Service.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS

Under the Merger Agreement, Peoples shareholders will exchange their shares of Peoples common stock for shares of Horizon common stock and cash (and cash for fractional share interests). Horizon is organized under the laws of the State of Indiana, and the Horizon shareholders are governed by the applicable laws of the State of Indiana, including the IBCL, and Horizon’s articles of incorporation and bylaws. Peoples is also an Indiana corporation, and is governed by the laws of the State of Indiana and the articles of incorporation of Peoples, as amended (which we refer to as the “Peoples Articles”) and the bylaws of Peoples (which we refer to as the “Peoples Bylaws”). Upon consummation of the merger, Peoples’ shareholders will become Horizon shareholders, and the Amended and Restated Articles of Incorporation of Horizon (which we refer to as the “Horizon Articles”), the Amended and Restated Bylaws of Horizon (which we refer to as the “Horizon Bylaws”), the IBCL, and the rules and regulations applicable to public companies will govern their rights as Horizon shareholders.

The following summary discusses some of the material differences between the current rights of Horizon shareholders and Peoples shareholders under the Horizon Articles, Horizon Bylaws, Peoples Articles, and Peoples Bylaws.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the Horizon Articles, the Horizon Bylaws, the Peoples Articles, and the Peoples Bylaws, as applicable.

Authorized Capital Stock

Horizon

Horizon currently is authorized to issue up to 22,500,000 shares of common stock, no par value, of which approximately 9,232,163 shares were outstanding as of March 31, 2015. Horizon also is authorized to issue up to 1,000,000 shares of preferred stock. Horizon’s board may fix the preferences, limitations, and relative voting and other rights of the shares of any series of preferred stock that it designates. All of the 12,500 shares of preferred stock that the Horizon board designated as Senior Non-Cumulative Perpetual Preferred Stock, Series B, par value $.01 per share (which we refer to as the “Horizon Series B Preferred”), have been issued and remain outstanding. Horizon also had designated 25,000 shares as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $.01 per share (which we refer to as the “Horizon Series A Preferred”), but none of those shares remains outstanding. Horizon currently has outstanding warrants to purchase 481,510 shares of Horizon common stock at an exercise price of $7.79 per share. As of March 31, 2015, options to purchase approximately 202,038 shares of Horizon common stock were outstanding.

Peoples

Peoples currently is authorized to issue up to 12,000,000 shares of capital stock, divided into 5,000,000 authorized shares of serial preferred stock, $1.00 par value per share, and 7,000,000 authorized shares of common stock, $1.00 par value per share. As of May 11, 2015, 2,311,858 shares of common stock and no shares of preferred stock were outstanding. People’s board of directors may fix the preferences, limitations, and relative voting and other rights of the shares of any series of preferred stock that it designates. No preferred stock has ever been designated and issued by Peoples. As of May 11, 2015, Peoples does not have any outstanding warrants or options to purchase any of the shares of its common stock.

Voting Rights and Cumulative Voting

Horizon

Each holder of Horizon common stock generally has the right to cast one vote for each share of Horizon common stock held of record on all matters submitted to a vote of shareholders of Horizon.

Holders of the Series B Preferred Stock have the right to vote as a separate class on certain matters relating to the rights of holders of Series B Preferred Stock and on certain corporate transactions, such as amendments to the Horizon Articles that would adversely affect the Series B Preferred Stock, certain fundamental transactions affecting the Series B Preferred Stock, and in connection with the authorization of stock senior to the Series B Preferred Stock. Except with respect to such matters, the Series B Preferred Stock does not have voting rights. As a result, the holders of the Series B Preferred Stock have no voting rights with respect to any of the matters to be voted on at the Horizon Annual Meeting, including the merger.

Indiana law provides that shareholders may not cumulate their votes in the election of directors unless the corporation’s articles of incorporation so provide. The Horizon Articles do not grant cumulative voting rights to Horizon shareholders.

Peoples

Each holder of Peoples common stock generally has the right to cast one vote for each share of Peoples common stock held of record on all matters submitted to a vote of shareholders of Peoples.

Indiana law provides that shareholders may not cumulate their votes in the election of directors unless the corporation’s articles of incorporation so provide. The Peoples Articles do not grant cumulative voting rights to Peoples shareholders.

Dividends

Horizon

Horizon may pay dividends and make other distributions at such times, in such amounts, to such persons, for such consideration, and upon such terms and conditions as the Horizon board may determine, subject to all statutory restrictions, including banking law restrictions discussed elsewhere in this proxy statement/prospectus.

Horizon has issued and outstanding shares of preferred stock that take preference in dividend distributions over shares of common stock in certain circumstances. See “Comparison of the Rights of Shareholders – Preferred Stock” below.

Peoples

Peoples may pay dividends and make other distributions at such times, in such amounts, to such persons, for such consideration, and upon such terms and conditions as the Peoples board of directors may determine, subject to all statutory restrictions, including banking law restrictions.

OCC regulations impose various restrictions on savings institutions with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account.

A savings association that is a subsidiary of a holding company, such as Peoples Bank, may make a capital distribution with prior notice to the Federal Reserve Board (with a copy to the OCC), in an amount that does not exceed its net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid) if the savings association has a regulatory rating in the two top examination categories, is not of supervisory concern, and would remain well-capitalized following the proposed distribution. All other institutions or those seeking to exceed the noted amounts must obtain approval from the Federal Reserve Board for a capital distribution before making the distribution.

People’s declaration of dividends is subject to Indiana law, which generally prohibits the payment of dividends to amounts that will not affect the ability of the corporation, after the dividend has been distributed, to pay its debts in the ordinary course of business. Moreover, such dividends may not exceed the difference between Peoples’ total assets and total liabilities plus preferential amounts payable to shareholders with rights superior to those of the holders of common stock.

In addition, the Federal Reserve Board may prohibit Peoples’ payment of dividends if it concludes such payment would raise safety and soundness concerns for either Peoples or Peoples Bank.

Liquidation

In the event of the liquidation, dissolution, and/or winding-up of Horizon or Peoples, the holders of shares of Horizon and Peoples common and preferred stock, as the case may be, are entitled to receive, after the payment of or provision of payment for Horizon’s and Peoples’ respective debts and other liabilities and of all shares having priority over the common stock, a ratable share of the remaining assets of Horizon and Peoples, respectively. Horizon has issued and outstanding shares of preferred stock that take preference in liquidation distributions over its shares of common stock. See “Comparison of the Rights of Shareholders – Dividends” directly above, and “– Preferred Stock” directly below.

Preferred Stock

Horizon

In general, the Horizon board is authorized to issue preferred stock in series and to fix and state the voting powers, designations, preferences, and other rights of the shares of each such series and the limitations thereof. The Horizon board is authorized to issue up to 1,000,000 shares of preferred stock. Horizon designated 12,500 shares of as Horizon Series B Preferred Stock and issued those shares to the Treasury pursuant to the Small Business Lending Fund. All shares of Horizon Series B Preferred Stock remain outstanding. Horizon also designated 25,000 shares as Horizon Series A Preferred Stock and issued those shares to the Treasury pursuant to the TARP Capital Purchase Program, but Horizon has repurchased all of those shares, so no shares of Horizon Series A Preferred Stock remain outstanding. If any other series of preferred stock is issued, the Horizon board may fix the designation, preferences, limitations, relative voting, and other rights of the shares of that series of preferred stock.

Peoples

In general, the Peoples board of directors is authorized to issue preferred stock in series and to fix and state the voting powers, designations, preferences, and other rights of the shares of each such series and the limitations thereof. The Peoples board of directors is authorized to issue up to 5,000,000 shares of preferred stock, $1.00 par value per preferred share. Peoples has not designated and issued any shares of preferred stock.

No Sinking Fund Provisions

No common or preferred shares of Horizon or Peoples are subject to any mandatory redemption, sinking fund, or other similar provisions.

Additional Issuances of Stock

Horizon

Except in connection with the proposed merger with Peoples, and as otherwise may be provided in this proxy statement/prospectus, Horizon has no specific plans for the issuance of additional authorized shares of its common stock or for the issuance of any shares of preferred stock. In the future, the authorized but unissued shares of Horizon common and preferred stock will be available for general corporate purposes, including, but not limited to, issuance as stock dividends or in connection with stock splits, issuance in future mergers or acquisitions, issuance under a cash dividend reinvestment and/or stock purchase plan, issuance under a stock incentive plan, or issuance in future underwritten or other public or private offerings.

Section 23-1-26-2 of the IBCL permits the board of directors of an Indiana corporation to authorize the issuance of additional shares, unless the corporation’s articles of incorporation reserve such a right to the corporation’s shareholders. Under the Horizon Articles, no shareholder approval will be required for the issuance of these shares. As a result, the Horizon board may issue preferred stock, without shareholder approval, possessing voting and conversion rights that could adversely affect the voting power of Horizon’s common shareholders, subject to any restrictions imposed on the issuance of such shares by the NASDAQ Stock Exchange.

Peoples

Peoples’ board of directors may authorize the issuance of additional shares of common stock up to the amounts authorized in the Peoples Articles, without shareholder approval, subject only to the restrictions of the IBCL and the Peoples Articles. Peoples’ board of directors may also authorize the issuance of preferred stock up to the amounts authorized in the Peoples Articles, without shareholder approval, in one or more series, each having the designations and relative preferences, limitations, voting rights, if any, and other rights, consistent with the IBCL, by adopting and filing an amendment to the Peoples Articles determining the terms and series.

Number of and Restrictions Upon Directors

Horizon

The Horizon Bylaws state that the Horizon board shall be composed of five to fifteen members, with the actual number being set by the Horizon board. Currently, the number of directors is set at twelve members. The Horizon board is divided into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year. Each director holds office for the term for which he or she was elected and until his or her successor is elected and has qualified, whichever period is longer, or until his or her death, resignation, or removal. The Horizon Bylaws provide that a director shall not qualify to serve as such effective as of the end of the term during which he or she becomes 75 years of age, and that a non-incumbent director may not be nominated for election as a director if he or she is 60 years of age at the time of election.

Peoples

The Peoples Bylaws state that the Peoples board of directors shall be composed of five to fifteen members, with the actual number being set by the Peoples board. Currently, the number of directors is set at six members, with five directors serving in office and one vacancy. The Peoples board is divided into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year. Each director holds office for the term for which he or she was elected and until his or her successor is elected and has qualified, whichever period is longer, or until his or her death, resignation, or removal.

Removal of Directors

Horizon

Under Indiana law, directors may be removed in any manner provided in the corporation’s articles of incorporation. In addition, the shareholders or directors may remove one or more directors with or without cause, unless the articles of incorporation provide otherwise.

Under the Horizon Articles, any director may be removed, with or without cause, either at a meeting or by written consent, by the affirmative vote of at least 70% of all of the outstanding shares of capital stock of Horizon entitled to vote on the election of directors. Any director may be removed with cause by the affirmative vote of (i) the holders of a majority of all of the outstanding shares of capital stock of Horizon entitled to vote on the election of directors at a meeting of shareholders called for that purpose, or (ii) two-thirds or more of the other directors.

Peoples

Under Indiana law, directors may be removed in any manner provided in the corporation’s articles of incorporation. In addition, the shareholders or directors may remove one or more directors with or without cause, unless the articles of incorporation provide otherwise.

Under the Peoples Articles, any director may be removed without cause at a shareholder meeting called for that purpose by the affirmative vote of at least 80% of all of the outstanding shares of capital stock of Peoples entitled to vote on the election of directors. Any director may be removed with cause by the affirmative vote of the holders of a majority of all of the outstanding shares of capital stock of Peoples entitled to vote on the election of directors at a meeting of shareholders called for that purpose.

Specia l Meetings of the Board

Horizon

The Horizon Bylaws provide that special meetings of the Horizon board may be called by, or at the request of, the Chairman, the President or a majority of the directors.

Peoples

The Peoples Bylaws provide that special meetings of the Peoples board of directors may be called at any time by the Chairman, President or a majority of the authorized number of directors.

Classified Board of Directors

Horizon

The Horizon Articles provide that Horizon’s board of directors shall be divided into three classes, with directors in each class elected to staggered three-year terms. Consequently, it could take two annual elections to replace a majority of the Horizon board.

Peoples

The Peoples Articles provide that Peoples’ board of directors shall be divided into three classes, as nearly equal as possible, with directors in each class elected to staggered three-year terms. Consequently, it could take two annual elections to replace a majority of the Peoples board.

Advance Notice Requirements for Presentation of Business and Nominations of Directors at Annual Meetings of Shareholders

Horizon

Pursuant to the Horizon Bylaws, nominations for election to the Horizon board may be made by the Horizon board or by any Horizon shareholder. Nominations, other than those made by or on behalf of the existing management of Horizon, must be made in writing and must be delivered or mailed to the President of Horizon not less than 120 calendar days in advance of the date of Horizon’s proxy statement released to shareholders in connection with the previous year’s annual meeting of shareholders. All such shareholder nominations must include the information specified in the Bylaws.

The Horizon Bylaws also provide that shareholders may submit proposals for business to be considered at Horizon’s annual meeting of shareholders, and have those proposals included in Horizon’s proxy and proxy statement delivered to shareholders, if the shareholder has given written notice to Horizon’s Secretary at least 120 days before the date of Horizon’s proxy statement for the prior year. Such proposals must be made in writing, must be received at Horizon’s principal executive offices not less than 120 calendar days in advance of the date of Horizon’s proxy statement released to shareholders in connection with the previous year’s annual meeting of shareholders and must contain the information specified in the Bylaws.

Peoples

Pursuant to the Peoples Bylaws, nominations for election of directors to the Peoples board of directors may be made by the board of directors (or any committee thereof) or a shareholder. Shareholder nominations must be submitted to the secretary of Peoples in writing, either by personal delivery, nationally-recognized express mail or United States mail, postage prepaid, not later than (i) with respect to an election to be held at an annual meeting, at least ninety (90) days prior to the date one year from the date of the immediately preceding annual meeting of shareholders, and (ii) with respect to an election to be held at a special meeting, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders. All such shareholder nominations must include the information specified in the Peoples Bylaws.

The Peoples Bylaws also provide that shareholders may present proposals for business to be considered at an annual or special meeting of the shareholders. These proposals must be submitted to the secretary of Peoples in writing, either by personal delivery, nationally-recognized express mail or United States mail, postage prepaid, not later than (i) with respect to an annual meeting, at least ninety (90) days prior to the date one year from the date of the immediately preceding annual meeting of shareholders, and (ii) with respect to a special meeting, the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders. All such shareholder proposals for business to be considered at the meeting must include the information specified in the Peoples Bylaws.

Special Meetings of Shareholders

Horizon

The Horizon Bylaws state that special shareholders’ meetings may be called by the Chairman, the President, or, by the Secretary, at the request in writing of a majority of the directors.

Peoples

The Peoples Articles and Peoples Bylaws both provide that special meetings of the shareholders for any purpose (unless otherwise prescribed by law), may be called at any time by the Chairman or President and shall be called by the Chairman or President at the written request of either (i) 80% of the full board of directors, or (ii) the holders of 20% or more of the outstanding shares entitled to vote in the election of directors.

Indemnification

Under the IBCL as applicable to both Horizon and Peoples, an Indiana corporation may indemnify an individual made a party to a proceeding because the individual is or was a director or officer against liability incurred in the proceeding if (i) the individual’s conduct was in good faith, (ii) the individual reasonably believed, in the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in the best interests of the corporation, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and (iii) in the case of any criminal proceeding, the individual either had reasonable cause to believe that the individual’s conduct was lawful, or the individual had no reasonable cause to believe that the individual’s conduct was unlawful.

Unless limited by its articles of incorporation, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in defense of the proceeding.

Horizon

The Horizon Articles provide that every person who is or was or has agreed to become a director or officer of Horizon shall be indemnified by Horizon against any and all liability and expense that may be incurred by him or her resulting from any claim, provided that the person acted in good faith and, for civil actions, acted in what he or she reasonably believed to be in or not opposed to the best interests of Horizon, or, for criminal actions, had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe that his conduct was unlawful. Horizon also may, but is not required to, indemnify an employee or agent under similar circumstances. The indemnification by Horizon extends to attorneys’ fees, judgments, fines, liabilities, and settlements. Horizon must also advance expenses for the defense of a director or officer upon determination of eligibility and upon receipt of written affirmation of eligibility and an undertaking by such person to repay such expenses if it should ultimately be determined that he is not entitled to indemnification.

In order for a director or officer to be entitled to indemnification, the Horizon board, special legal counsel or the shareholders must determine that the director has met the standards of conduct required by the Horizon Articles.

Peoples

The Peoples Bylaws provide that Peoples shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of Peoples. A person will be entitled to this indemnification unless a judgment or other final adjudication establishes that the person’s acts or omissions (i) were in breach of the duty of loyalty to Peoples or its shareholders, (ii) were not in good faith or involved a knowing violation of law, or (iii) resulted in the receipt of an improper personal benefit. The indemnification provided by Peoples is against expenses (including attorneys’ fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by such person in connection with an action, suit or proceeding to the full extent authorized by law.

Peoples will also pay the reasonable expenses incurred by an officer, director, employee or agent of Peoples in defending an action, suit or proceeding in advance of the final disposition as authorized by the Peoples board of directors, but only if such person signs an undertaking to repay the amount if it is ultimately determined that the person is not entitled to be indemnified.

Preemptive Rights

Although permitted by the IBCL, neither the Horizon Articles nor the Peoples Articles provide for preemptive rights to subscribe for any new or additional common or preferred stock.

Amendment of Articles of Incorporation and Bylaws

Horizon

Except as otherwise provided below, amendments to the Horizon Articles must be approved by a majority vote of the Horizon board and also by a vote of shareholders entitled to vote on the matter in which more votes are cast in favor of the amendment than against the amendment. The following provisions of the Horizon Articles may not be altered, amended, or repealed without the affirmative vote of at least 70% of the outstanding shares of Horizon stock entitled to vote on such matter:

•	Section 6.3, which establishes a three-tier director class structure; and

•	Section 6.4, regarding director removal.

The Horizon Articles may be amended by the Horizon board without shareholder approval to designate a new series of preferred shares.

The Horizon Bylaws may be amended only by a majority vote of the number of directors of the Horizon board in office at the time of the vote.

Peoples

Except as otherwise provided below, amendments to the Peoples Articles must be approved by a majority vote of the directors then in office and also by a majority vote of all shareholders entitled to vote on the matter. The following provisions of the Peoples Articles may not be altered, amended, or repealed without the affirmative vote of at least two thirds of the outstanding shares of Peoples stock entitled to vote on such matter:

•	Article 6, which establishes that no shareholder has preemptive rights;

•	Article 7, regarding directors, including terms, staggered classes and removal;

•	Article 8, which addresses special meetings of the shareholders and bylaws amendments; and

•	Article 10, which governs amendments of the Peoples Articles.

The Peoples Articles may be amended by the Peoples board of directors without shareholder approval to designate a new series of preferred shares.

The Peoples Articles and the Peoples Bylaws both provide that the Peoples Bylaws may be altered, amended or repealed by the affirmative vote of either (i) 80% of the full board of directors, or (ii) 80% of the outstanding shares entitled to vote in the election of directors at an annual or special meeting of the shareholders.

Restrictions on Unsolicited Changes in Control (Anti-Takeover Protections)

Horizon

General. The Horizon Articles include several provisions that may have the effect of rendering the company less attractive to potential acquirors, thereby discouraging future takeover attempts that certain shareholders might deem to be in their best interests, or pursuant to which shareholders might receive a substantial premium for their shares over then-current market prices, but would not be approved by the company’s board of directors. These provisions also have the effect of rendering the removal of management and the incumbent board of directors more difficult. However, the Horizon board has concluded that the potential benefits of these restrictive provisions outweigh the possible disadvantages.

Directors. Certain provisions in the Horizon Articles and Horizon Bylaws impede changes in the majority control of the company’s board of directors. The Horizon Articles provide that the board will be divided into three classes, with directors in each class elected for staggered three-year terms. As a result, it would take two annual elections to replace a majority of the Horizon board.

The Horizon Bylaws provide that any vacancy occurring in the Horizon board, including a vacancy created by resignation, death, incapacity, or an increase in the number of directors, may be filled for the remainder of the unexpired term by a majority vote of the directors then in office. No decrease in the number of directors of Horizon can have the effect of shortening the term of any incumbent director.

Finally, the Horizon Bylaws impose certain notice requirements in connection with the nomination by shareholders of candidates for election to the board of directors, and for proposals by shareholders of business to be acted upon at a meeting of shareholders.

Under the Horizon Articles, any director may be removed, with or without cause, by the affirmative vote of the holders of 70% of all of the outstanding shares of Horizon’s capital stock entitled to vote on the election of directors. Any Horizon director may be removed with cause by the affirmative vote of (i) the holders of a majority of all of the outstanding shares of capital stock of Horizon entitled to vote on the election of directors, or (ii) two-thirds or more of the other directors.

Restrictions on Call of Special Meetings. The Horizon Bylaws state that special shareholders’ meetings may be called by the Chairman, the President, or, at the request in writing of a majority of the directors, by the Secretary.

No Cumulative Voting. The Horizon Articles do not provide for cumulative voting rights in the election of directors.

Authorization of Preferred Stock. Horizon is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, powers, preferences, and relative participating, optional, and other special rights of such shares, including voting rights, if any. In the event of a proposed merger, tender offer, or other attempt to gain control of Horizon not approved by the board of directors, it might be possible for the Horizon board to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. The board of directors of Horizon has no present plans or understandings for the issuance of any preferred stock and it does not intend to issue any preferred stock except on terms that the board may deem to be in the best interests Horizon’s shareholders.

Evaluation of Offers. The IBCL specifically authorizes directors, in considering the best interests of a corporation, to consider the effects of any action on shareholders, employees, suppliers, and customers of the corporation, the communities in which offices or other facilities of the corporation are located, and any other factors the directors consider pertinent. Horizon’s Articles provide that the Horizon board, when evaluating a business combination or tender or exchange offer, in addition to considering the adequacy of the amount to be paid in connection with any such transactions, may consider all of the following factors and any other factors that it deems relevant: (a) the social and economic effects of the transaction on Horizon and its subsidiaries, and each of their respective employees, depositors, loan and other customers, creditors, and other elements of the communities in which Horizon and its subsidiaries operate or are located; (b) the business and financial condition and earnings prospects of the acquiring person or persons, including, but not limited to, debt service and other existing or likely financial obligations of the acquiring person or persons, and the possible effect of such conditions upon Horizon and its subsidiaries and the other elements of the communities in which Horizon and its subsidiaries operate or are located; and (c) the competence, experience, and integrity of the acquiring person or persons and its or their management.

Procedures for Certain Business Combinations. The Horizon Articles require the affirmative vote of 70% of the outstanding shares of all classes of voting stock (reduced to 66 2/3% under certain conditions), and an independent majority of shareholders, to approve certain business combinations with holders of more than 10% of Horizon’s voting shares or their affiliates.

Amendments to Articles and Bylaws. As noted above, except for certain exceptions, amendments to the Horizon Articles must be approved by a majority vote of the Horizon board and also by a vote of shareholders in which more votes are cast in favor of the amendment than against the amendment. Additionally, the following provisions of the Horizon Articles may not be altered, amended or repealed without the affirmative vote of at least 70% of the outstanding shares of Horizon stock entitled to vote on such matter: (i) Section 6.3, which establishes a three-tier director class structure; and (ii) Section 6.4, regarding director removal.

The Horizon Articles may be amended by the Horizon board without shareholder approval to designate a new series of preferred shares.

The Horizon Bylaws may be amended only by a majority vote of the total number of directors of Horizon.

Peoples

General. The Peoples Articles include several provisions that may have the effect of rendering the company less attractive to potential acquirors, thereby discouraging future takeover attempts that certain shareholders might deem to be in their best interests, or pursuant to which shareholders might receive a substantial premium for their shares over then-current market prices, but would not be approved by the board of directors. These provisions also have the effect of rendering the removal of management and the incumbent board of directors more difficult. However, the Peoples board of directors has concluded that the potential benefits of these restrictive provisions outweigh the possible disadvantages.

Directors. Certain provisions in the Peoples Articles and Peoples Bylaws impede changes in the majority control of the company’s board of directors. The Peoples Articles provide that the board will be divided into three classes, with directors in each class elected for staggered three-year terms. As a result, it would take two annual elections to replace a majority of the Peoples board.

The Peoples Articles and the Peoples Bylaws provide that any vacancy occurring in the Peoples board, including a vacancy created by an increase in the number of directors, may be filled for the remainder of the unexpired term by a majority vote of the directors then in office. No decrease in the number of directors of Peoples can have the effect of shortening the term of any incumbent director.

Finally, the Peoples Bylaws impose certain notice requirements in connection with the nomination by shareholders of candidates for election to the board of directors, and for proposals by shareholders of business to be acted upon at a meeting of shareholders.

Under the Peoples Articles, any director may be removed without cause at a shareholder meeting called for that purpose by the affirmative vote of at least 80% of all of the outstanding shares of capital stock of Peoples entitled to vote on the election of directors. Any director may be removed with cause by the affirmative vote of the holders of a majority of all of the outstanding shares of capital stock of Peoples entitled to vote on the election of directors at a meeting of shareholders called for that purpose.

Restrictions on Call of Special Meetings. The Peoples Articles and Peoples Bylaws both provide that special meetings of the shareholders for any purpose (unless otherwise prescribed by law), may be called at any time by the Chairman or President and shall be called by the Chairman or President at the written request of either (i) 80% of the full board of directors, or (ii) the holders of 20% or more of the outstanding shares entitled to vote in the election of directors.

No Cumulative Voting. The Peoples Articles do not provide for cumulative voting rights in the election of directors.

Authorization of Preferred Stock. Peoples is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, powers, preferences, and relative participating, optional, and other special rights of such shares, including voting rights, if any. In the event of a proposed merger, tender offer, or other attempt to gain control of Peoples not approved by the board of directors, it might be possible for the Peoples board to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. The board of directors of Peoples has no present plans or understandings for the issuance of any preferred stock and it does not intend to issue any preferred stock except on terms that the board may deem to be in the best interests Peoples’ shareholders.

Evaluation of Offers. The IBCL specifically authorizes directors, in considering the best interests of a corporation, to consider the effects of any action on shareholders, employees, suppliers, and customers of the corporation, the communities in which offices or other facilities of the corporation are located, and any other factors the directors consider pertinent. Peoples’ Articles provide that the Peoples board, when discharging the duties of the office (which could include evaluating a business combination or tender or exchange offer), may consider the effects of any action upon the employees of Peoples and its subsidiaries, the depositors and borrowers of any banking subsidiary, the communities in which offices or other establishments of Peoples or any subsidiary are located, and all other pertinent factors.

Procedures for Certain Business Combinations. The Peoples Articles accept Chapter 43 of the IBCL, which prohibits certain business combinations, including mergers, sales of assets, recapitalizations, and reverse stock splits, between corporations such as Peoples and an interested shareholder (defined as the beneficial owner of 10% or more of the voting power of the outstanding voting shares) for five years following the date on which the shareholder obtained 10% ownership, unless the acquisition was approved in advance of that date by the board of directors of the respective companies. If prior approval is not obtained, several price and procedural requirements must be met before the business combination can be completed.

Amendments to Articles and Bylaws. As noted above, except for certain exceptions, amendments to the Peoples Articles must be approved by a majority vote of the Peoples board and also by a majority vote of all shareholders entitled to vote on the matter. Additionally, the following provisions of the Peoples Articles may not be altered, amended or repealed without the affirmative vote of at least two thirds of the outstanding shares of Peoples stock entitled to vote on such matter: (i) Article 6 (no preemptive rights); (ii) Article 7 (staggered terms for directors; limits on removal); (iii) Article 8 (special shareholder meetings; bylaws amendments); and (iv) Article 10 (amendments of the Peoples Articles).

The Peoples Articles may be amended by the Peoples board without shareholder approval to designate a new series of preferred shares, assuming those shares are authorized in the Peoples Articles.

The Peoples Bylaws may be altered, amended or repealed only by the affirmative vote of either (i) 80% of the full board of directors, or (ii)  80% of the outstanding shares entitled to vote in the election of directors at an annual or special meeting of the shareholders.

State and Federal Law

State Law. Several provisions of the IBCL could affect the acquisition of shares of Horizon common stock or Peoples common stock, or otherwise affect the control of Horizon or Peoples. Chapter 43 of the IBCL prohibits certain business combinations, including mergers, sales of assets, recapitalizations, and reverse stock splits, between corporations such as Horizon and Peoples (assuming that either company has over 100 shareholders) and an interested shareholder (defined as the beneficial owner of 10% or more of the voting power of the outstanding voting shares) for five years following the date on which the shareholder obtained 10% ownership, unless the acquisition was approved in advance of that date by the board of directors of the respective companies. If prior approval is not obtained, several price and procedural requirements must be met before the business combination can be completed. Horizon has elected in the Horizon Articles to not be governed by Chapter 43 of the IBCL. Peoples, on the other hand, has elected in the Peoples Articles to be governed by Chapter 43 of the IBCL.

In addition, the IBCL contains a Control Share Acquisition Statute that may have the effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares. The Control Share Acquisition Statute provides that, unless otherwise provided in a corporation’s articles of incorporation or by-laws, shares acquired in certain acquisitions of the corporation’s stock (which take the acquiror over the successive thresholds of 20%, 33%, and 50% of the corporation’s stock) will be accorded voting rights only if a majority of the disinterested shareholders approves a resolution granting the potential acquiror the ability to vote such shares. An Indiana corporation is subject to the Control Share Acquisition Statute if it has 100 or more shareholders and its principal place of business is in Indiana. An Indiana corporation otherwise subject to the Control Share Acquisition Statute may elect not to be covered by the statute by so providing in its articles of incorporation or bylaws. Horizon has elected not to be governed by the Control Share Acquisition Statute. Peoples, on the other hand, has elected in the Peoples Articles to be governed by the Control Share Acquisition Statute.

The Control Share Acquisition Statute does not apply to a plan of affiliation and merger, if the corporation complies with the applicable merger provisions and is a party to the plan of merger. Thus, the provisions of the Control Share Acquisition Statute do not apply to the merger.

The IBCL specifically authorizes Indiana corporations to issue options, warrants, or rights for the purchase of shares or other securities of the corporation or any successor in interest of the corporation. These options, warrants, or rights may, but need not be, issued to shareholders on a pro rata basis.

The IBCL specifically authorizes directors, in considering the best interests of a corporation, to consider the effects of any action on shareholders, employees, suppliers, and customers of the corporation, and communities in which offices or other facilities of the corporation are located, and any other factors the directors consider relevant. As described above, both the Horizon Articles and the Peoples Articles contain a provision having a similar effect. Under the IBCL, directors are not required to approve a proposed business combination or other corporate action if the directors determine in good faith that such approval is not in the best interests of the corporation. In addition, the IBCL states that directors are not required to redeem any rights under, or render inapplicable, a shareholder rights plan or to take or decline to take any other action solely because of the effect such action might have on a proposed change of control of the corporation or the amounts to be paid to shareholders upon such a change of control. The IBCL explicitly provides that the different or higher degree of scrutiny imposed in Delaware and certain other jurisdictions upon director actions taken in response to potential changes in control will not apply. The Delaware Supreme Court has held that defensive measures in response to a potential takeover must be “reasonable in relation to the threat posed.”

In taking or declining to take any action or in making any recommendation to a corporation’s shareholders with respect to any matter, directors are authorized under the IBCL to consider both the short-term and long-term interests of the corporation as well as interests of other constituencies and other relevant factors. Any determination made with respect to the foregoing by a majority of the disinterested directors shall conclusively be presumed to be valid unless it can be demonstrated that such determination was not made in good faith.

Because of the foregoing provisions of the IBCL, the Horizon board and the Peoples board each has flexibility in responding to unsolicited proposals to acquire Horizon or Peoples, as the case may be, and accordingly it may be more difficult for an acquiror to gain control of Horizon or Peoples in a transaction not approved by the respective boards of directors.

Federal Limitations. Subject to certain limited exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require approval of the Federal Reserve Board prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction.

As the holding company of a federal savings association, Peoples is regulated as a non-diversified savings and loan holding company under the Home Owners’ Loan Act, as amended (“HOLA”). With limited exceptions, HOLA and Regulation LL implemented by the Federal Reserve Board generally prohibit any person from acquiring control of a savings and loan holding company without the prior approval of the Federal Reserve Board. Control is conclusively presumed if the acquiror gains 25% or more of the voting stock of the savings association. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the savings and loan holding company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction.

OTHER MATTERS TO BE CONSIDERED AT THE HORIZON ANNUAL MEETING

Election of Directors (Item 2 on the Horizon Proxy Card)

Also at the Horizon Annual Meeting, Horizon’s shareholders will act upon the election of directors. Horizon’s board of directors currently consists of eleven members. As required by Horizon’s Amended and Restated Articles of Incorporation, the board is divided into three classes of equal or near-equal size and the members of one class of directors are elected to serve three-year terms at each annual meeting.

Director Qualifications and Diversity

Horizon is a community bank that operates in a heavily regulated industry and relies on its board of directors for local knowledge and business acumen. Horizon believes its board should be composed of individuals with business or academic experience that have made a positive impact on its business and the local community. In addition, Horizon’s directors are expected to meet the standards outlined below. Horizon believes that all of its current board members possess the professional and personal qualifications necessary for effective board service, and Horizon has highlighted particularly noteworthy attributes for each board member in the individual biographies below. In addition, several of Horizon’s board members have numerous years of service on the board and have served through multiple economic cycles. Horizon believes this experience has provided them with significant and valuable understanding of Horizon’s business, the regulatory requirements, and the industry in which it competes.

Horizon’s directors have considerable professional and business acumen, are well educated and are engaged in the local communities served by Horizon. Five members of Horizon’s board of directors qualify as “audit committee financial experts,” which is a considerable number for a company of Horizon’s size.

Horizon’s directors actively participate in continuing education, with each director completing 100% of their 2014 and 2013 assigned educational programs. In addition, several directors attended outside training programs in the areas of audit, compensation, lending, fraud and regulatory compliance.

Horizon’s board of directors believes that the board, as a whole, should have a diverse range of characteristics and skills to function at an optimal level in exercising its oversight. The board’s Nominating Committee is authorized by Horizon’s Bylaws to select Horizon’s nominees to serve as directors. The Nominating Committee Charter requires the Committee, before it selects a nominee for election or re-election or recommends a director to fill a vacancy, to review and evaluate:

•	the nominee’s qualifications, including judgment, skill, capability, ability to serve, conflicts of interest, business experience, the interplay of the candidate’s experience with that of the other board members, the extent to which a candidate would be a desirable addition to the board and any committee of the board;

•	if applicable to the nominee, whether the nominee would be deemed “independent” under marketplace rules of the NASDAQ Stock Market and SEC regulations;

•	whether the nominee is qualified and likely to remain qualified to serve under Horizon’s Bylaws; and

•	such other factors the Committee deems relevant.

The Nominating Committee Charter also provides that in determining whether to select incumbent directors for re-election to the board, the Committee must consider the director’s past participation and contribution to the board.

The Nominating Committee applies a broad concept of diversity, which includes all of the criteria listed in the Nominating Committee Charter together with other factors such as the nominee’s age, leadership abilities, continuous learning and the location of the nominee’s residence and place of business. Although Horizon does not have a diversity policy, when the Nominating Committee seeks new director candidates to add to the board or to replace directors who have resigned or recommends the re-election of incumbent directors, the Nominating Committee selects director nominees on the basis of all of these criteria with the goal of finding the best qualified person to meet Horizon’s needs.

With respect to geographic diversity, the Nominating Committee considers whether current directors and nominees reside and/or have a place of business in the cities and counties in which Horizon Bank has branches and in which the bank is considering to locate future branches. Each of Horizon’s current directors lives and works (unless retired) in the markets served by Horizon. With respect to skill set diversity, the Nominating Committee seeks to have directors and nominees with not only experience and expertise related to banking but also in a broad range of other professions. The board currently consists of members with expertise in manufacturing, academia, accounting, law, finance, collections, receivable management, real estate sales, real estate development, construction management and architecture.

The Nominating Committee also considers the age of director nominees and current directors. Horizon’s Bylaws provide that a nominee who is not currently serving on the board must not have reached his or her sixtieth birthday as of the date of the shareholder meeting at which the nomination will be considered or as of the date the nominee is elected to fill a board vacancy. The Bylaws also specify that directors may continue to serve until the end of the year in which they reach their seventy-fifth birthday.

Nominees

The terms of Lawrence E. Burnell, Peter L. Pairitz, and Spero W. Valavanis will end at the Annual Meeting. The board of directors has nominated each of them to serve additional three-year terms as members of the Class of 2018. Information on the nominees and the other members of the Horizon board of directors is provided below.

The board of directors unanimously recommends that the shareholders vote “FOR” the election of the three nominees (Item 2 on the Horizon proxy card).

Members of the Board of Directors

The following table presents biographical information on all of the directors, including the three nominees, and information regarding the director’s experiences, qualifications, attributes or skills that have caused the Nominating Committee and the board to determine that the director should continue to serve on Horizon’s board. All of the directors of Horizon also serve as directors of Horizon Bank.

Name	Age	Business Experience and Service as a Director
Class of 2018
Lawrence E. Burnell	60

Mr. Burnell is the Vice Chairman of White Lodging Services Corporation, a national hotel management and development company, and has also served as the Chief Operating Officer and Chief Financial Officer. He has over thirty-eight years of financial management experience. He has served on Horizon’s Board of Directors since 2009 and on the Board of Directors of the Bank since September 2007. Mr. Burnell has a B.S. in accounting, has passed the CPA exam and has ten years of experience serving with a national public accounting firm. If Mr. Burnell were serving on the Audit Committee, he would qualify as an audit committee financial expert under SEC rules.

Mr. Burnell has extensive experience and knowledge in real estate development, trends in commercial real estate values, management of a large and complex service organization, finance and accounting. Mr. Burnell’s extensive commercial real estate background provides Horizon’s Loan Committee with important insight into this industry, which is especially valuable during the current economic climate. In addition, Mr. Burnell’s extensive accounting, management and service industry experience provides an important perspective to Horizon’s Board of Directors.

Name	Age	Business Experience and Service as a Director
Peter L. Pairitz	59

Mr. Pairitz is a business developer who focuses on consulting with small business owners regarding all aspects of business ownership, including financing alternatives, and he has management responsibilities for several types of businesses. He is a CPA with public accounting firm experience in auditing and managing audits of financial institutions. He has served on Horizon’s Board of Directors since 2001 and on the Board of Directors of the Bank since 2000. If Mr. Pairitz were serving on the Audit Committee, he would quality as an audit committee financial expert under SEC rules.

Mr. Pairitz has extensive knowledge and experience in finance, accounting, audit, manufacturing, real estate development and of the local business community. Mr. Pairitz’ business experiences, local knowledge and attention to detail are very important to Horizon’s Board of Directors. In addition, Mr. Pairitz has continued his outside board education in the areas of credit and compensation trends and has shared his knowledge and experience with the Loan and Compensation Committees of the Board.

Spero W. Valavanis	62

Mr. Valavanis is an architect and has thirty-nine years’ experience in planning, design, business management and marketing as the President of Design Organization, Inc., an architecture, engineering and interior design firm. He has served on Horizon’s Board of Directors since 2000 and on the Board of Directors of the Bank since 1998.

Mr. Valavanis has extensive knowledge and experience in architecture, design, construction management and of the local business, municipal and not-for-profit communities. Mr. Valavanis has continued his director education with a focus on asset and liability management and on trust matters. Mr. Valavanis’ professional background, local market knowledge and community involvement are important contributions to Horizon’s Board of Directors.

Name	Age	Business Experience and Service as Director
Class of 2017
Craig M. Dwight	58

Since July 1, 2013, Mr. Dwight has held the position of Chairman and Chief Executive Officer of Horizon. He has served as the Chief Executive Officer of Horizon and the Bank since July 1, 2001, and as the President and Chief Administrative Officer of Horizon and as the Chairman and Chief Executive Officer of the Bank since December 1998. He has served on Horizon’s Board of Directors and the Board of Directors of the Bank since 1998. He has thirty-five years of banking experience, including experience as a senior commercial loan officer, branch manager, human resources director, senior credit officer and chief executive officer. He has a business degree with a concentration in accounting.

Mr. Dwight has extensive knowledge and experience in banking, credit underwriting, balance sheet management, liquidity management, finance, accounting and banking rules and regulations. In addition, Mr. Dwight has considerable knowledge of the local business, municipal and not-for-profit communities. Mr. Dwight has served in leadership roles with a considerable number of local not-for-profit organizations, including leading several fund raising campaigns. Mr. Dwight’s intimate knowledge of Horizon’s business and his leadership during this recent economic recession and ability to look for new opportunities for Horizon makes him a valuable member of Horizon’s Board of Directors.

James B. Dworkin	66	Mr. Dworkin is the Chancellor of Purdue University North Central. He has over thirty years of experience in education and has a business school background and a Ph.D. in Industrial Relations. He has served on Horizon’s Board of Directors since 2003 and on the Board of Directors of the Bank since 2002.

Name	Age	Business Experience and Service as Director
		Mr. Dworkin has extensive knowledge and experience in academia, negotiations, business administration, and management of a large organization. In addition, Mr. Dworkin has considerable knowledge of local business and not-for-profit organizations. Mr. Dworkin regularly shares his local and national insights with the Board and senior management. In addition, due to his extensive knowledge of the local community, he provides considerable insight into current local events. Mr. Dworkin’s community knowledge, ability to work with others and consensus building abilities are valuable contributions to Horizon’s Board of Directors.

Daniel F. Hopp	67

Mr. Hopp retired in June 2011 as Senior Vice President, Corporate Affairs, and General Counsel of Whirlpool Corporation, a Fortune 500 company located within Horizon’s market area. He has a law degree and has over twenty-five years’ experience working with a publicly traded corporation. He has served on Horizon’s Board of Directors since 2005 and on the Board of Directors of the Bank since 2004. He has served as the Lead Director of Horizon’s Board of Directors since July 1, 2013.

Mr. Hopp has extensive knowledge and experience in manufacturing, management of a large and complex organization, corporate law and the rules and regulations applicable to large publicly traded companies. Mr. Hopp’s educational and professional background is rarely found on a community bank board. In addition, Mr. Hopp is very active in the local not-for-profit community. At Horizon’s Board meetings, Mr. Hopp regularly provides invaluable insights based on his professional and educational experiences, and he has the ability to look at complex problems from a different perspective. Mr. Hopp is a valuable member of Horizon’s Board of Directors.

Steven W. Reed	52

Mr. Reed is a partner with the firm of BGBC Partners, LLP, an Indianapolis full service accounting and business consulting firm. He was a Board member of Heartland Community Bank from 2006 until July 2012. He has served on the Board of Directors of the Bank since August 2012. He has a B.S. in Business with a concentration in finance. Mr. Reed is a Certified Public Accountant and has been practicing since 1985. Additionally, Mr. Reed holds the appellations “Accredited in Business Valuation (ABV)” and “Certified in Financial Forensics (CFF).” These accreditations recognize special training, testing, and qualification in business valuation and in forensic accounting through the American Institute of Certified Public Accountants.

Mr. Reed possesses particular knowledge and experience in finance, accounting, tax, and business valuation as it relates to closely held business. His experience will provide Horizon considerable expertise and insight into these areas.

Name	Age	Business Experience and Service as a Director
Class of 2016
Susan D. Aaron	60

Ms. Aaron is the President and Chief Executive Officer of Vision Financial Services, Inc., LaPorte, Indiana, an accounts receivable management business in which she has more than thirty years’ experience. She has served on Horizon’s Board of Directors since 1995 and on the Board of Directors of the Bank since 1993. Ms. Aaron has a degree in finance and an M.B.A. If Ms. Aaron were serving on the Audit Committee, she would qualify as an audit committee financial expert under SEC rules.

Ms. Aaron possesses particular knowledge and experience in accounts receivable management, collection services and their related rules and regulations, finance, accounting, management and local market knowledge as it relates to the small business community and not-for-profit organizations. Ms. Aaron’s extensive experience provides significant insight and expertise to

Name	Age	Business Experience and Service as a Director
		Horizon’s Board, particularly as they apply to commercial lending, accounts receivable management and knowledge of the local community.

Charley E. Gillispie	67

Mr. Gillispie serves as a Special Assistant to the President and was formerly Senior Vice President of Administration and Finance at Valparaiso University from 1996 to June 30, 2013. He is a registered CPA with over thirty-five years of accounting experience. He has an undergraduate degree in business administration and an M.B.A. with an emphasis in accounting. He has served on Horizon’s Board of Directors since 2001 and on the Board of Directors of the Bank since 2000. Mr. Gillispie qualifies as an audit committee financial expert under SEC rules.

Mr. Gillispie possesses particular knowledge and experience in finance, audit, accounting, administration, investment management and local market knowledge as it relates to small business and not-for-profit organizations. Mr. Gillispie’s extensive bank audit, accounting, investment and administration experience provides Horizon considerable expertise and insight into these areas. In addition, Mr. Gillispie has attended outside continuing director educational programs with a focus on audit. Mr. Gillispie has used his professional experiences and knowledge to provide good oversight of Horizon’s audit and asset liability committees.

Larry N. Middleton	62

Mr. Middleton is a real estate broker and the President of Century 21 Middleton Co., Inc. in Michigan City, Indiana, a company he has owned and led for the past thirty-six years. He has a background in marketing and sales. He has served on Horizon’s Board of Directors since 1995 and on the Board of Directors of the Bank since 1993.

Mr. Middleton possesses particular knowledge and experience in sales management, the local real estate market and real estate rules and regulations that strengthen the Board’s collective qualifications, skills and experiences as it relates to real estate. Given the current distressed real estate market, Mr. Middleton’s local knowledge and insight is extremely valuable to Horizon.

Robert E. Swinehart	72

Mr. Swinehart is the retired President and Chief Operating Officer of Emerson Power Transmission Corp. His business responsibilities included long-range strategic planning, budgeting, financial reporting, management of manufacturing operations and supply chain management, and he has held leadership roles in an industry trade association and in a number of community organizations. He has served on Horizon’s Board of Directors since 1998 and on the Board of Directors of the Bank since 1996. Mr. Swinehart has an M.B.A. and qualifies as an audit committee financial expert under SEC rules.

Mr. Swinehart’s extensive knowledge and experience in manufacturing, supply chain management, finance and accounting has provided considerable strength to Horizon’s Board of Directors. Mr. Swinehart’s management experience in a large and complex organization has provided Horizon with important professional contacts and insight into managing larger organizations. In addition, Mr. Swinehart has attended outside director continuing education and has shared his educational experience with the other board members.

Each of the nominees has agreed to serve for the term for which he has been nominated. It is intended that the proxies solicited by the board of directors will be voted for the nominees named above. If any nominee is unable to stand for election, the board of directors may designate a substitute nominee or adopt a resolution reducing the number of members on the board. If a substitute nominee is designated, the Horizon common shares represented by proxy will be voted for the substituted nominee.

Corporate Governance

Director Independence

Annually Horizon’s board of directors considers the independence of each of the directors under the listing standards of the NASDAQ Stock Exchange. In determining independence, the board considers, among other things, current or previous employment relationships as well as material transactions and relationships between Horizon or Horizon Bank and the directors, members of their immediate family and entities in which the directors have a significant interest. The purpose of this review is to determine whether any relationships or transactions exist or have occurred that are inconsistent with a determination that the director is independent.

The board of directors has determined that ten of the eleven current members of the board qualify as independent directors under SEC rules and the NASDAQ Listing Standards. The independent directors on the board are Susan D. Aaron, Lawrence E. Burnell, James B. Dworkin, Charley E. Gillispie, Daniel F. Hopp, Larry N. Middleton, Peter L. Pairitz, Steven W. Reed, Robert E. Swinehart and Spero W. Valavanis. Mr. Dwight, who serves as Horizon’s Chairman and Chief Executive Officer, does not qualify as an independent director because of the positions he holds with Horizon and Horizon Bank.

Members of the Audit, Compensation and Nominating Committee must meet all applicable independence tests of The NASDAQ Stock Exchange and the SEC.

Board Leadership Structure

Horizon’s board of directors believes that each business is unique, and therefore, board leadership structure should vary depending upon each company’s circumstances and needs as they evolve over time. The positions of Chief Executive Officer and Chairman of the Board currently are held by Craig M. Dwight.

On April 16, 2013, the Horizon board of directors amended Horizon’s Bylaws to provide that if the offices of Chairman of the Board and Chief Executive Officer are held by the same person, then the independent members of the board are required to appoint one of the incumbent, independent directors to serve as the Lead Director. The selection process, term, qualifications, authority and responsibilities and other provisions governing the role of the Lead Director are set forth in the Charter of the Lead Independent Director, which the board adopted on April 16, 2013.

Effective July 1, 2013, the board appointed Daniel Hopp as the Lead Director. In accordance with Horizon’s Lead Director Charter, the Lead Director calls and presides at executive sessions of the independent directors; coordinates the activities and communications among independent directors; presides at all meetings of the board at which the Chairman is not present or if circumstances arise in which the role of the Chairman is, or may be perceived to be, in conflict; approves the meeting schedules for independent directors and sets and reviews the agendas for executive sessions of the independent directors; and may attend committee meetings of any committee of the board of directors. The Lead Director serves as the principal liaison between the independent directors and the CEO and other members of senior management on matters of corporation policy, strategy, executive management performance and other matters, such as by:

•	Consulting with the Chief Executive Officer regarding any concerns of the directors about Horizon or its performance, the Chief Executive Officer’s performance, and the performance of other executive management.

•	Providing input to the Chairman and Chief Executive Officer and the Corporate Secretary on the preparation of agendas for board and committee meetings.

•	Advising the Chairman on the quality, quantity, usefulness and timeliness of information provided to directors to support the work of the board of directors and committees.

In addition, at the direction of the full board of directors, the Lead Director may authorize the retention by Horizon of outside advisors and consultants to report directly to the board of directors.

The positions of Chairman of the Board and Chief Executive Officer are held by the same person. The board has determined that it is in the best interests of Horizon to consolidate these positions due to Mr. Dwight’s unique experiences and Horizon’s corporate governance practice of having an independent lead director when these two positions are consolidated.

Mr. Dwight’s extensive banking background experience in the States of Indiana and Michigan; his demonstrated ability to lead complex organizations; his proven leadership during varying economic cycles; his forward and strategic thinking; his personal integrity; his demonstrated ability to hold the interests of the company above his own personal interests; his ability to recruit and retain an outstanding executive leadership team with similar values and beliefs; and his willingness to seek and receive outside counsel provides him with the unique ability to hold both offices of Chairman and Chief Executive Officer.

All of the directors on the board, other than Mr. Dwight, qualify as independent under the NASDAQ rules. The key standing committees—the Audit Committee, the Compensation Committee and the Nominating Committee—are comprised entirely of independent directors and provide independent oversight of management. In addition, the board and the board’s key standing committees meet in executive session without the presence of Mr. Dwight.

Communications with Directors

Shareholders may communicate directly with the board of directions or individual members of the board of directors in writing by sending a letter to the board at: Horizon Bancorp Board of Directors, 515 Franklin Square, Michigan City, Indiana 46360. All communications directed to the board of directors will be transmitted to the Chairman of the Board of Directors or other director identified in the communication without any editing or screening.

Shareholders also may communicate concerns, suggestions or questions to any member of the board of directors or member of senior management by logging onto the www.ethicspoint.com website from any computer at any time or by calling the toll-free hotline number, 866-294-4694. Ethicspoint is a worldwide, confidential and anonymous web and telephone reporting system that allows shareholders, customers, vendors and employees the ability to report concerns, as well as pose questions and suggestions confidentially and anonymously. Ethicspoint is fully compliant with reporting requirements such as those mandated by the Sarbanes-Oxley Act, Section 301. All communications received through Ethicspoint, either by web or telephone, are transmitted directly to the Chairperson of the board’s Audit Committee and designated members of senior management, without editing or screening.

Code of Ethics

Horizon’s Code of Ethics for Executive Officers and Directors supplements the Horizon Bancorp and Horizon Bank, Advisor Code of Conduct and Ethics applicable to all employees, including officers. Horizon’s Code of Ethics for Executive Officers and Directors is available on Horizon’s website at www.horizonbank.com in the section headed “About Us—Investor Relations” under the caption “Corporate Governance.”

Director Nomination Procedures

Horizon’s Bylaws provide that any of the following may nominate director candidates: the board of directors, a nominating committee of the board, any person appointed and authorized by the board to make nominations, or any shareholder entitled to vote for the election of directors who has complied with the notice procedures specified in the Bylaws.

Horizon’s Bylaws provide that nominations by shareholders must be made in writing and must be received at Horizon’s principal executive office not fewer than 120 days in advance of the date the proxy statement was released to shareholders in connection with the previous year’s annual meeting. Shareholder nominations must include the detailed information about the nominee required by the Bylaws and also must comply with the other requirements set forth in the Bylaws. The Nominating Committee does not have a separate policy for considering director candidates recommended by shareholders because the director nomination procedures are set forth in Horizon’s Bylaws.

Horizon’s Bylaws provide that the chair of the Annual Meeting may, in his or her discretion, disregard nominations that are not made in accordance with the Bylaws and may instruct the tellers of election to disregard all votes cast for any such nominee. A complete copy of the applicable provisions of Horizon’s Bylaws is available to shareholders without charge upon request to the Secretary.

Meetings of the Board of Directors and Committees

Horizon’s board of directors held 16 meetings during 2014, and each director attended 75% or more of the total number of meetings of the board and the committees upon which he or she served. Horizon and its subsidiaries have joint standing committees. These committees include the Audit Committee, the Compensation Committee and the Nominating Committee. Executive sessions of the independent directors are held at least four times a year.

Although Horizon does not have a policy regarding the attendance of directors at the annual meeting of shareholders, Horizon encourages directors to attend the annual meeting. Nine of the then-current ten members of the board of directors attended the 2014 annual meeting.

Nominating Committee

The members of the Nominating Committee are appointed by the board of directors in May of each year. The members of the Nominating Committee for 2014/2015 are Mr. Hopp, who serves as Chairperson, and Mr. Pairitz and Mr. Swinehart. In addition, Ms. Aaron serves as an alternate member of the Nominating Committee to provide additional expertise and support as needed. All of the members of the Nominating Committee qualify as independent directors under the rules applicable to NASDAQ-listed companies. The Nominating Committee met six times during 2014. The responsibilities of the Nominating Committee of the Board of Directors include selecting the individuals to be nominated for membership on the board of directors and overseeing the annual self-evaluations by the board and its committees.

The Nominating Committee selects a slate of nominees and then recommends those nominees to the board of directors. The entire board of directors determines who the nominees will be. The Nominating Committee and the board select nominees who meet the qualifications set forth in Horizon’s Bylaws and the applicable independence requirements under the SEC and NASDAQ rules. The Nominating Committee Charter is posted on Horizon’s website at www.horizonbank.com in the section headed “About Us—Investor Relations” under the caption “Corporate Governance.”

Audit Committee

Audit Committee members serve one-year terms and are appointed at the annual meeting of directors in May of each year. The Audit Committee members for 2014/2015 are Mr. Gillispie, who serves as Chairperson, Mr. Dworkin, Mr. Middleton and Mr. Swinehart. The Audit Committee met four times in 2014. The purpose of the Audit Committee is to assist the boards of directors of Horizon and Horizon Bank in fulfilling their statutory and fiduciary responsibilities with respect to examinations of Horizon, Horizon Bank, and their affiliates and the monitoring of accounting, auditing and financial reporting practices. The Audit Committee reviews the internal audit procedures of Horizon and Horizon Bank and recommends to the boards of directors the engagement of outside and internal auditing firms.

Horizon’s board of directors has determined that directors Charley E. Gillispie and Robert E. Swinehart qualify as “audit committee financial experts” as defined by the SEC rules. Mr. Gillispie has a Bachelor of Business Administration degree and an M.B.A. in accounting, and is a registered certified public accountant and has seventeen years of public accounting experience. Mr. Swinehart has an M.B.A. and his experience includes serving with companies in the positions of controller, president and chief operating officer and having responsibility for financial reporting and analysis.

All of the members of the Audit Committee, including Mr. Gillispie, qualify as independent directors as defined by the SEC rules and NASDAQ listing standards.

The board of directors adopted a written charter for the Audit Committee in 2001. The charter was most recently revised in November 2014, and is posted on Horizon’s website at www.horizonbank.com in the section headed “About Us—Investor Relations” under the caption “Corporate Governance.”

Compensation Committee

Compensation Committee members serve one-year terms and are appointed at the annual meeting of directors in May of each year. The members of the Compensation Committee for 2014/2015 are Mr. Hopp, who serves as Chairperson, and Ms. Aaron, Mr. Pairitz and Mr. Swinehart. All of the members of the Compensation Committee qualify as independent directors under the NASDAQ rules. The Compensation Committee met five times in 2014. The Committee reviews salary and employee benefit issues relating to employees and directors of Horizon, Horizon Bank, and their affiliates. The Compensation Committee has adopted a charter, which was amended on September 16, 2014, and which is posted on Horizon’s website at www.horizonbank.com in the section headed “About Us—Investor Relations” under the caption “Corporate Governance.”

Compensation Committee Interlocks and Insider Participation

All of the members of the Compensation Committee are independent and no member of the Compensation Committee has served as an officer or employee of Horizon, Horizon Bank, or any of Horizon’s other subsidiaries. None of the members of the Compensation Committee serves as an executive officer of another entity at which one of Horizon’s executive officers serves as a member of the board of directors. No member of the Compensation Committee has had any relationship with Horizon requiring disclosure under Item 404 of SEC Regulation S-K, which requires the disclosure of certain related person transactions.

Compensation Consultants

The Compensation Committee has the authority under its charter to retain outside consultants to provide assistance. At least every three years, the Compensation Committee engages a compensation consultant to conduct a review of executive compensation. A primary function of the consultant is to provide market data to the Committee concerning compensation of comparable companies in order to assist the Committee in determining whether Horizon’s compensation system in effect is a reasonable and appropriate means for achieving Horizon’s business objectives.

In accordance with the Compensation Committee’s authority, the Compensation Committee has engaged Frederic W. Cook & Co., Inc. (“Cook & Co.”) on a number of occasions since 2002. In December 2014, Cook & Co. reported to the Compensation Committee on the findings from its analysis of Horizon’s named executive officers’ compensation. In 2013, the Compensation Committee also engaged Cook & Co. to conduct a review of executive compensation, as it has done multiple times since 2002. To evaluate the reasonableness of Horizon’s executive compensation, the Compensation Committee annually obtains surveys from accounting firms and other sources and augments that data with the Cook & Co. reviews, which are more extensive and include peer comparison of cash, short-term compensation and long-term compensation. Cook & Co.’s reports over the last five years have provided the Compensation Committee with an updated competitive survey, and the Compensation Committee has relied primarily on these surveys in reaching its decisions in recent years on compensation and to compare the reasonableness of total compensation for the named executive officers. In addition, Cook & Co.’s reports have reviewed long-term equity compensation awards to the named executive officers in comparison with peer data and acceptable banking practices. Cook & Co. provides no other services to Horizon.

Performance Reviews

The Compensation Committee conducts an annual review of the performance of Mr. Dwight, who serves as Horizon’s President and Chief Executive Officer and as Chairman of the Board of Directors. In addition, the Compensation Committee, with input from the Chief Executive Officer, reviews the performance of Horizon’s other executive officers.

In conducting its review, the Compensation Committee considers a variety of performance factors in analyzing the compensation of each of these executive officers. These factors generally include traditional financial results, positioning Horizon for future success and enterprise risk management.

The financial services business is complex and is undergoing changes that generate uncertainties about future events. The Chief Executive Officer must provide guidance and leadership in nearly all aspects of this dynamic enterprise. In the process, however, he is not expected to work alone. The performance evaluation recognizes that programs initiated at the top level of an organization are not, and should not be expected to be, “quick fixes.” These programs are generally long-term in nature, bringing benefits to Horizon over many years. For those reasons, the Compensation Committee also focuses on the following issues in determining performance levels for the Chief Executive Officer:

•	Strategic Leadership: Strategic leadership entails development of appropriate strategies for Horizon and the ability to gain support for those strategies.

•	Enterprise Guardianship: Enterprise guardianship requires the Chief Executive Officer to set the tone in such matters as Horizon’s reputation, ethics, legal compliance, customer relations, employee relations and ensuring results.

•	Risk Management: Risk management requires the Chief Executive Officer to maintain a strong risk management culture, to provide oversight of key risks including financial reporting, reputation, asset quality, compliance with all banking rules and regulations and to assure proper maintenance of good internal controls and processes.

•	Board Relationship: Board relationship requires the Chief Executive Officer to work collaboratively with board members and committees, communicate information in a timely manner to ensure full and informed consent about matters of corporate governance and provide complete transparency to the board.

•	Financial Results: Financial results focus on the overall financial health of Horizon and ability to achieve financial goals.

•	Talent, Retention & Training: The Chief Executive Officer is required to recruit, attract and retain an exceptional leadership team in order to effectively run the organization today and in the future. In addition, continuous organizational learning is a key focal point for the Chief Executive Officer and ongoing training is vital to Horizon’s continued success.

In conducting the Chief Executive Officer’s performance review for 2014, the Compensation Committee obtained input from all members of the board. A significant portion of management compensation, including that of the Chief Executive Officer and the other executive officers, is performance related.

Risk Management and Compensation Policies and Practices

Horizon monitors its incentive and commission based compensation plans through an incentive compensation and commission plan matrix that provides a schedule of all plans, associated risks and how the risks are mitigated. This matrix is reviewed by the Compensation Committee in a private session with Horizon’s Senior Auditor. Horizon’s incentive compensation plans minimize undue risk taking through plan design, incentive compensation caps and Compensation Committee oversight. Plan design provides the Compensation Committee with the ability to change, modify or cancel any incentive compensation plan at the Committee’s sole discretion. In addition, all material incentive compensation payouts, excluding commissions paid to mortgage loan originators, are subject to Horizon’s achievement of minimum cash flow coverage to cover dividends and fixed costs at the holding company, and individual employee performance that is satisfactory to Horizon.

The SEC’s compensation risk rules provide that if a public company’s compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the company, then the company must provide disclosures addressing the compensation policies and practices as they relate to risk management and risk-taking incentives with respect to all employees and to disclose in their proxy statements whether a company’s compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the company. Horizon reviewed its compensation policies and practices for all employees on December 16, 2014, including executive officers, and has determined that those policies and practices are reasonable and unlikely to have a material adverse effect on Horizon. Horizon believes that the design and oversight of its compensation plans help ensure that the plans do not encourage excessive risk taking.

Enterprise Risk Management

In conjunction with Horizon’s Enterprise Risk Management Policy, the Senior Auditor, who serves as Horizon’s senior risk officer, and other members of senior management meet annually with all business units to discuss risks related to their areas and how risks are mitigated. The risks are then classified as follows:

•	High – potential material threat to the enterprise.

•	Moderate – not a material threat to the enterprise, however could impact current year’s performance.

•	Low – minimal threat to the enterprise.

High level risks have established metrics and are reviewed quarterly with Horizon’s board or board committees as discussed below.

As part of its oversight function, the board and its committees monitor how management operates Horizon and maintains internal controls and processes. When granting authority to management, approving strategies and receiving management reports, the board considers, among other things, the risks and vulnerabilities faced by Horizon. The Audit Committee considers risks associated with Horizon’s overall financial reporting, the disclosure process, compliance with all rules and regulations and risk control policies and procedures. At its regularly scheduled quarterly meetings, the Audit Committee meets in executive session with Plante & Moran, PLLC, which serves as Horizon’s internal auditor (the “Internal Auditor”), the Senior Auditor and Horizon’s independent registered public accounting firm. High-level risks are reviewed with the Audit Committee at each meeting.

The board committees review high-level risks associated in the area of their responsibilities. The Asset Liability Committee reviews risks related to liquidity, interest rates, quality of the investment portfolio, operations, facilities and information security. The Loan Committee reviews risks related to credit, loan concentrations, community reinvestment and compliance with lending rules and regulations. In 2014, the Compensation Committee met one time in executive session with the Senior Auditor to review Horizon’s incentive compensation plans to be certain that employees are not incentivized to take undue risks, and the Compensation Committee anticipates that it will meet one time during 2015 to conduct a similar review. All identified high-level risks have established metrics that are reviewed by Horizon’s board or its committees.

The matrices for the Executive Officer Bonus Plan have included “Enterprise Risk Management” as a category since 2009. For information about the Executive Officer Bonus Plan and matrices, see the discussion under the caption “Annual Performance-Based Incentive Compensation” in the “Compensation Discussion and Analysis” below.

Stock Ownership Guidelines

Horizon Ownership Guidelines (the “Guidelines”) require that members of the boards of directors of Horizon and Horizon Bank and Horizon’s executive and senior officers attain and maintain a level of ownership of Horizon’s common stock having a value at least equal to the following ownership thresholds specified in the Guidelines:

Participant	Ownership Thresholds
Director	3 times amount of annual retainer
Chief Executive Officer	3 times base salary
Named Executive Officers (other than Chief Executive Officer)	2 times base salary
Senior Officers	1 time base salary

Until a participant meets the ownership threshold, or, if after meeting the ownership threshold, a participant’s stock ownership falls below the ownership threshold due to stock price fluctuations, then the participant must retain, when acquiring additional shares of Horizon’s common stock, that number of shares having a value equal to the following:

Participant	Percentage of After-Tax Profit Associated with the Acquired Shares
Director and Chief Executive Officer	75%
Named Executive Officers (other than the Chief Executive Officer) and Senior Officers	50%

Shares are considered to be owned by a participant for the purposes of the Guidelines if those shares would be deemed to be beneficially owned according to the SEC’s beneficial ownership rules applicable to determining ownership for the beneficial ownership table included annually in Horizon’s proxy statement for its shareholders’ meeting. Shares of restricted stock for which the restrictions have not yet lapsed, and vested and non-vested unexercised stock options, are not considered to be shares owned for the purposes of the Guidelines. Any exceptions or waivers to the Guidelines must be approved by the Compensation Committee.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included below. Based on that review and discussion, the Compensation Committee has recommended to Horizon’s board of directors that the Compensation Discussion and Analysis be included in this joint proxy statement/prospectus and in Horizon’s 2014 Annual Report on Form 10-K.

This Report is respectfully submitted by the Compensation Committee of Horizon’s Board of Directors:

Daniel F. Hopp, Chairperson

Peter L. Pairitz

Robert E. Swinehart

Susan D. Aaron

Compensation Discussion and Analysis

Executive Summary

The Compensation Discussion and Analysis describes and analyzes the compensation of Horizon’s named executive officers. Horizon’s compensation program is designated to align executive officer compensation with Horizon’s annual and long-term performance and with the interests of Horizon’s shareholders. The development of compensation programs and benefit plans for senior executives, along with specific compensation decisions for the named executive officers, is the responsibility of the Compensation Committee of the board. The Compensation Committee is assisted from time to time by an independent compensation consultant, whose duties are detailed in this joint proxy statement/prospectus. The Compensation Committee utilizes benchmark data obtained from industry publications and the compensation consultant to assist in determining the reasonableness of Horizon’s pay programs, the direction of Horizon’s total compensation as compared with Horizon’s performance and in making compensation decisions on named executive officers.

The Compensation Committee, with input from the board of directors, annually evaluates the Chief Executive Officer’s performance in comparison to corporate goals and objectives and determines and approves the Chief Executive Officer’s compensation based on achievement of those goals and objectives. The Chief Executive Officer evaluates the performance of the other named executive officers in comparison to goals and recommends to the Compensation Committee a base salary change for each named executive officer based on achievement of their goals and objectives. The Compensation Committee makes the final decision on the other named executive officers’ compensation.

Cook & Co. Compensation Reports

At least once every three years, the Compensation Committee requests Cook & Co. to prepare a report for purposes of evaluating executive compensation for Horizon’s named executive officers. The most recent Cook & Co. report was in 2014 and compared overall executive compensation against 21 companies of comparable size. The following are highlights from the 2014 Cook & Co. report:

•	On average over the prior one and three years, Horizon ranks in the median range in terms of company size and market performance, and above the median range in growth and profitability.

•	Total compensation paid for the last completed fiscal year for four of Horizon’s named executive officers is somewhat conservative relative to 3-year company performance (with one officer more directionally aligned due to the exercise of vested stock options in 2013).

•	Total compensation paid for the last completed fiscal year for Horizon’s named executive officers is directionally aligned with company profitability for that year, but appears high relative to company size, growth and total shareholder return.

•	Total compensation paid for the last completed fiscal year for Horizon’s named executive officers (excluding Mr. Rose) is somewhat conservative relative to Horizon’s three-year performance.

•	On average, total direct compensation opportunities for Horizon’s named executive officers, excluding Mr. Neff and Mr. Edwards, are positioned in the higher end of the median range of the competitive consensus. Mr. Neff’s position and Mr. Edwards’ position are above market, which can be explained by individual circumstances.

•	Total direct compensation mix is representative of median competitive practice for the CEO and for all proxy officers, excluding Mr. Neff, who is more heavily weighted towards annual bonus than the comparison companies.

•	Horizon’s long-term incentive compensation mix of fifty percent performance shares and fifty percent stock options is similar to comparison companies and broader market practice in the amount allocated to performance shares, but differs in the amount allocated to stock options and restricted stock.

In December 2012, at the Compensation Committee’s direction, Cook & Co. presented the Compensation Committee with a report prepared for the purpose of the Compensation Committee’s evaluation of potential changes to Horizon’s current incentive compensation plan. Based on that report and other input, the 2013 Omnibus Equity and Incentive Plan (the “2013 Omnibus Plan”) was prepared and subsequently adopted and approved by the shareholders at the 2014 annual meeting of shareholders.

The Compensation Committee has considered the independence of Cook & Co. in light of SEC rules and NASDAQ listing standards. In connection with this process, the Committee has reviewed, among other items, a letter from Cook & Co. dated February 21, 2014, that addresses the independence of Cook & Co. and the members of the consulting team serving the Compensation Committee, including the following factors: (i) other services provided to us by Cook & Co., (ii) fees paid by us as a percentage of Cook & Co.’s total revenue, (iii) policies or procedures of Cook & Co. that are designed to prevent conflicts of interest, (iv) any business or personal relationships between the senior advisor of the consulting team with a member of the Committee, (v) any Horizon stock owned by the senior advisor or any immediate family member, and (vi) any business or personal relationships between Horizon’s executive officers and the senior advisor. The Committee discussed these considerations and concluded that the work performed by Cook & Co. and its senior advisor involved in the engagement did not raise any conflicts of interest.

Overview of Compensation Program

The Compensation Committee sets the compensation of all named executive officers of Horizon, including that of the Chief Executive Officer. Compensation is composed of several segments, including base salary, short-term incentives and long-term incentives. The Compensation Committee compares all executive compensation, including that of the Chief Executive Officer, to the compensation paid to persons holding the same position in similar financial institutions.

In determining the 2014 compensation for the Chief Executive Officer, Chief Financial Officer and other top officers, the Compensation Committee placed its greatest reliance on the Cook & Co. 2013 report. The Compensation Committee also relied on the report to compare the reasonableness of the 2013 compensation of Horizon’s Chief Executive Officer and the other named executive officers. The Compensation Committee’s review included a study of base pay, bonus and long-term compensation. The 2013 Cook & Co. report made comparisons against the group of 21 Midwestern regional banks indicated in the list below with assets in the range of $1.391 billion to $3.176 billion. The peer group was selected by Cook & Co. and approved by the Compensation Committee.

The following list includes all peer group companies included in Cook & Co.’s 2012, 2013 or 2014 reports and indicates next to each company’s name the years in which that company was included in the reports:

•	Bank of Kentucky Financial Corp. (Crestville Hills, KY) (2012 & 2013)

•	Bank Mutual Corporation (Brown Deer, WI) (2013 & 2014)

•	BankFinancial, FSB (Burr Ridge, IL) (2012, 2013 & 2014)

•	Baylake (Sturgeon Bay, WI) (2012)

•	CFS Bancorp (Munster, IN) (2012)

•	First Defiance Financial (Defiance, OH) (2012, 2013 & 2014)

•	First Financial Corp. (Terre Haute, IN) (2012, 2013 & 2014)

•	First Mid-Illinois Bancshares, Inc. (Mattoon, IL) (2013 & 2014)

•	Firstbank (Alma, MI) (2012 & 2013)

•	German American Bancorp (Jasper, IN) (2012, 2013 & 2014)

•	Hills Bancorporation (Hills, IA) (2013 & 2014)

•	Independent Bank Corporation (Ionia, MI) (2014)

•	Isabella Bank (Mount Pleasant, NY) (2012, 2013 & 2014)

•	Lakeland Financial (Warsaw, IN) (2012, 2013 & 2014)

•	LNB Bancorp (Lorain, OH) (2012 & 2013)

•	Macatawa Bank (Holland, MI) (2012, 2013 & 2014)

•	MainSource Financial (Greensburg, IN) (2012, 2013 & 2014)

•	MBT Financial (Monroe, MI) (2012)

•	Mercantile Bank (Grand Rapids, MI) (2012, 2013 & 2014)

•	MidWestOne Financial (Iowa City, IA) (2012, 2013 & 2014)

•	MutualFirst Financial (Muncie, IN) (2012, 2013 & 2014)

•	Peoples Bancorp (Marietta, OH) (2013 & 2014)

•	QCR Holdings (Moline, IL) (2012, 2013 & 2014)

•	Stock Yards Bancorp (Louisville, KY) (2012, 2013 & 2014)

•	United Community Financial Corp. (Youngstown, OH) (2014)

•	Waterstone Financial (Wauwatosa, WI) (2014)

•	West Bancorporation (West Des Moines, IA) (2012, 2013 & 2014)

The Compensation Committee intends to continue to employ an independent, third-party consultant to review executive compensation, including long-term benefits, at least every three years.

The following discussion of compensation focuses on the compensation of the five executive officers who are named in the Summary Compensation Table below because of their positions and levels of compensation. The named executive officers and their positions with Horizon and Horizon Bank are as follows:

Name	Position
Craig M. Dwight	Chief Executive Officer, President and Chairman of Horizon; Chairman and Chief Executive Officer of Horizon Bank

Mark E. Secor	Executive Vice President and Chief Financial Officer of Horizon and Horizon Bank

Thomas H. Edwards	Executive Vice President of Horizon; President and Chief Credit Officer of Horizon Bank

James D. Neff	Secretary of Horizon; Secretary and Executive Vice President – Mortgage Banking of Horizon Bank

David G. Rose	Executive Vice President of Horizon and Senior Retail Banking Officer of Horizon Bank

Annual Advisory Vote on Executive Compensation

At the 2014 annual meeting, Horizon provided shareholders with a separate, advisory shareholder “say-on-pay” vote to approve the compensation of the named executive officers. At that meeting, 98% of Horizon’s common shares that were voted on the proposal were voted in favor of Horizon’s compensation of those executive officers as disclosed in the proxy statement. Following that vote, the board of directors considered whether any changes should be implemented in connection with Horizon’s compensation policies and decisions. The board believes that the high percentage of shares voting in support of the say-on-pay proposal indicated that shareholders approve the work of Horizon’s Compensation Committee and that shareholders consider Horizon’s executive compensation programs to be aligned with shareholders’ interests. Given the significant shareholder support, the board and Compensation Committee concluded that Horizon’s executive compensation is aligned with shareholders’ interests and, therefore, no additional action was taken in response to the outcome of the advisory vote on executive compensation. At the 2015 Annual Meeting, shareholders again will have the opportunity to vote, in an advisory capacity, on Horizon’s named executive officer compensation (see “Advisory Vote to Approve Executive Compensation” below).

At the 2012 annual meeting, shareholders voted in an advisory vote to recommend the frequency at which Horizon should present shareholders with the opportunity to participate in an advisory say-on-pay vote on Horizon’s executive compensation. Horizon’s board of directors recommended an annual vote. Shareholders voted on whether the say-on-pay votes should be held every one, two or three years. Of Horizon’s common shares voted in 2012 on that frequency proposal, 95.6% of those common shares were voted in favor of holding future say-on-pay votes on an annual basis. In light of that result and other factors that the board has considered, Horizon holds say-on-pay votes on an annual basis. The next advisory vote on the frequency of say-on-pay votes is required to occur no later than at Horizon’s 2018 annual meeting of shareholders.

Compensation Risk

As discussed above under the caption “Risk Management and Compensation Policies and Practices” in the “Corporate Governance” section above, Horizon’s Senior Auditor, who serves as the senior risk officer, meets with the board of directors and the Audit and Compensation Committees to review Horizon’s compensation and other risks and to address how to mitigate and monitor such risks.

Horizon’s long-term business objectives require that Horizon increase revenues year-over-year, maintain profitability in each year, increase market share and demonstrate sound enterprise risk management. Horizon believes that if it is successful in achieving these objectives, the results will inure to the financial benefit of Horizon’s shareholders. Accordingly, Horizon has designed its executive compensation program to reward its executives for achieving annual and long-term financial and business results that meet these objectives. Specifically, the amount of incentive compensation received by Horizon’s executive officers is directly related to Horizon’s and to an individual executive’s performance results.

Horizon recognizes that the pursuit of these objectives may lead to behaviors that focus executives on their individual enrichment rather than Horizon’s long-term welfare and if this were to occur, it could weaken the link between pay and performance and result in less of a correlation between the compensation delivered to Horizon’s executives and the return realized by Horizon’s shareholders. Accordingly, Horizon has designed its executive compensation program to limit and mitigate these possibilities and ensure that its compensation practices and decisions are consistent with Horizon’s risk profile.

The Compensation Committee has had in place since 2003 certain rules that provide it with considerable latitude in determining whether or not bonuses should be paid. The Compensation Committee believes these rules protect the shareholders and help mitigate the possibility that executive officers will take any undue risks. The rules are as follows:

a)	The Compensation Committee may unilaterally amend, modify or cancel the plans at any time at its sole discretion.

b)	Named executive officer bonuses will only be paid if Horizon achieves a minimum net income level that is more than sufficient to cover fixed costs and dividends at the holding company level. This minimum net income level supports the concept that the shareholders are paid first and ahead of executive officer bonuses.

c)	Executive officers will be paid bonuses only if they are in good standing with Horizon and are not under a performance warning, suspension or individual regulatory sanction.

d)	The Compensation Committee or its designee is to review and approve all executive officer bonuses prior to payment.

e)	Bonuses are subject to receipt of an unqualified opinion by Horizon’s independent accountants on its most current year-end financial statements.

f)	Horizon Bank has a policy that allows it to “claw back” incentive compensation as discussed below under the heading “Recovery of Incentive Compensation under the Dodd-Frank Act.”

Overview of Compensation Elements and Mix

Horizon’s compensation plan for the Chief Executive Officer and other named executive officers includes the following elements:

•	Salary

•	Annual performance-based incentive compensation

•	Long-term equity and/or cash incentive compensation

•	Stock awards

•	Retirement and other benefits

•	Perquisites and other personal benefits

To encourage appropriate decision-making and facilitate the alignment of the interests of Horizon’s executives with those of Horizon and its shareholders, Horizon’s executive compensation program includes “at risk” compensation, as discussed below in “Detailed Discussion of Compensation Elements.” Horizon believes that the allocation of at risk compensation for annual cash incentives is reasonable for Horizon given its business objectives and is comparable to that of Horizon’s peer group.

When setting the total compensation for each named executive officer, the Compensation Committee reviews tally sheets indicating the historical amounts paid for each of the elements listed above. Although the Compensation Committee reviewed tally sheets, it did not take any specific action based on that review.

Base Salary

Base salary is the only fixed element of compensation that Horizon provides to its executives and, as described below, is designed to provide a reasonable level of predictable income commensurate with a named executive officer’s responsibilities, experience and demonstrated performance and to be competitive with the levels of compensation paid by Horizon’s peers. Horizon’s incentive compensation arrangements are intended to reward performance if, and only to the extent that, Horizon and its shareholders also benefit financially from the officers’ stewardship. Based on Cook & Co.’s 2013 report, Horizon’s 2014 base compensation for Mr. Neff, Mr. Edwards, Mr. Rose and Mr. Secor were $268,572, $284,561, $202,000, $236,000, and base compensation for Mr. Dwight was $429,525.

Annual Incentive Compensation

The annual incentive component of Horizon’s executive compensation program involves cash-based plan awards that are payable if, and only to the extent that, pre-established corporate financial and individual performance objectives are achieved. We believe that the design of Horizon’s Executive Officer Bonus Plan furthers Horizon’s long-term business plan and ensures that the interests of Horizon’s executives have been aligned with the interests of Horizon’s shareholders:

•	Bonus payouts are not based solely on corporate performance, but also require achievement of one or more individual performance objectives;

•	The corporate financial performance objectives are consistent with the corporate financial performance objectives required under Horizon’s long-term incentive compensation plan;

•	Bonus payouts are based on short-term and long-term corporate and individual performance metrics;

•	Actual performance results for the corporate financial and individual performance objectives, while separately evaluated, are aggregated for purposes of determining the amount of bonus payouts;

•	Amounts payable are subject to recovery by Horizon in the event that they were paid based on financial statements or other criteria that are later proven to be materially inaccurate; and

•	Horizon’s Executive Officer Bonus Plan provides additional shareholder protection by providing that bonuses are paid only if Horizon achieves a certain minimum earnings threshold, and the executive officer is in good standing with Horizon and is not under any individual regulatory sanction.

In addition, the Compensation Committee has not paid discretionary bonuses to the named executive officers at any time during the past five years and does not presently intend to pay discretionary bonuses in the event that the actual performance results for the corporate financial and individual performance objectives do not meet or exceed the threshold level for payout under the Executive Officer Bonus Plan.

Long-Term Incentive Compensation

As discussed in detail below, the long-term incentive component of Horizon’s executive compensation program has consisted of grants of stock options and restricted stock and other awards pursuant to the 2003 Omnibus Equity Incentive Plan (the “2003 Omnibus Plan”), and awards under the 2013 Omnibus Plan. Grants of stock options and restricted stock are subject to vesting requirements. Horizon sets the amount of these awards relative to the overall value of its long-term compensation program that Horizon believes is appropriate for accomplishing these purposes, while still providing its executives with the incentive to focus their efforts on earning their long-term incentive awards. Allocating a significant portion of each executive’s long-term equity compensation to restricted stock rather than stock options helps to reduce the likelihood that the options will create an incentive for the executives to engage in risky behavior that would drive up the price of Horizon’s common shares and maximize exercise proceeds. Horizon believes that the attributes of these awards and its compensation plans further its long-term business plan and ensure that the interests of its executives have been aligned with the interests of Horizon’s shareholders.

Detailed Discussion of Compensation Elements

Base Salary

Salaries of all executive officers, including the Chief Executive Officer, are governed by Horizon’s formal salary administration program, which is updated each year. The salary administration program involves consideration of an executive officer’s position and responsibility and performance as determined in the detailed annual performance reviews discussed above.

Horizon and Horizon Bank entered into employment agreements with Mr. Dwight on December 1, 2006, with Mr. Edwards on July 16, 2007, and with Mr. Neff on December 14, 2011. The agreements provide that Messrs. Dwight, Edwards and Neff will continue to receive an annual base salary equal to the amount being paid to each of them on the date of their agreements, subject to adjustment based on the annual review of Horizon’s board of directors or the Compensation Committee of the board of directors. However, the employment agreements provide that the adjusted base salary amount may not be less than each of the executive’s base salary on the date of the agreement, which base salary amount was $280,000 for Mr. Dwight, $179,220 for Mr. Edwards and $245,193 for Mr. Neff. The agreements replaced the change-of-control agreements that Horizon Bank had entered into with Messrs. Dwight and Edwards on October 7, 1999 and with Mr. Neff on October 18, 1999. Other provisions of the agreements are discussed below following the Summary Compensation Table and in the discussion of Potential Payments Upon Termination or Change in Control.

The Compensation Committee compares the salary of each executive officer to those salaries being paid to executive officers in similar positions in organizations of comparable size in the Midwest. Salary ranges are then computed from that data for each Horizon executive officer position. Salary increases are calculated based on individual performance rating, where the executive officer’s base salary falls within his respective salary range, benchmark data, total compensation in comparison to peer, compensation mix and Horizon’s salary matrix. According to the 2014 and 2013 Cook Reports, which are the most recent reports that have been prepared:

•	Horizon’s base salaries were generally competitive and not subject to performance risk;

•	Horizon’s incentive plans were appropriately weighted between short-term and long-term performance and cash and equity compensation;

•	There was a strong linkage between Horizon’s executive pay and Horizon’s performance;

•	Horizon’s compensation peer group and benchmarking methodology were appropriate;

•	There was no significant pay disparity among top executives, except with respect to Mr. Neff;

•	Horizon’s severance and/or change-in-control provisions were reasonable; and

•	Horizon’s special benefits and perquisites were minimal.

Cook & Co.’s 2014 report reported that the average and highest base cash compensation for a Chief Executive Officer were $448,000 and $803,000, respectively. For Mr. Dwight’s services as Chief Executive Officer and President, he was paid a base salary in 2014 of $429,525, which represented a 3.8% increase over his 2013 salary of $414,000.

The salary increases for 2014 for the other named executive officers ranged from 2.7% to 5.2%. Mr. Secor’s salary was increased to $236,000 from $225,213 (4.8%); Mr. Edwards’ salary was increased to $284,561 from $274,938 (3.5%); Mr. Neff’s salary was increased to $268,572 from $261,384 (2.7%); and Mr. Rose’s salary was increased to $202,000 from $191,938 (5.2%). The salary increases were based on the Committee’s in depth review of Cook & Co.’s 2013 compensation reports in conjunction with Horizon’s standard salary administration program as outlined above, pursuant to which the Compensation Committee takes into consideration the individual performance rating, where the executive officer’s base salary falls within their respective salary range, benchmark data, total compensation in comparison to peer, compensation mix and Horizon’s salary matrix. The salary matrix takes into account both the performance review rating and the employee’s current salary, with respect to the salary range, in determining the percentage increase.

Annual Performance-Based Incentive Compensation

After consultations with compensation consultant Cook & Co. in 2003, the Compensation Committee of the board of directors of Horizon adopted an Executive Officer Bonus Plan. The Bonus Plan permits executive officers to earn, as a cash bonus, a percentage of their salary based on the achievement of corporate and individual goals in the relevant year. Four of the named executive officers, Messrs. Dwight, Edwards, Secor and Rose, currently participate in the Bonus Plan. Participants in the Bonus Plan are not eligible to participate in any other short-term cash incentive plan offered by Horizon.

To receive a bonus under the Bonus Plan, the executive officer must be employed by Horizon or one of its subsidiaries on the date the annual bonus payment is made and must be in good standing with Horizon. The Compensation Committee may adjust or amend the Bonus Plan at any time in its sole discretion. All executive officers’ bonuses are subject to final approval by the Compensation Committee or its designee, and bonus payments are subject to Horizon’s receipt from its independent accountants of an unqualified audit opinion on Horizon’s most current year-end financial statements. Mr. Dwight’s, Mr. Edwards’ and Mr. Neff’s bonuses are paid in accordance with their employment agreements, which provide that they may participate in all incentive compensation plans and programs generally available to executive officers.

As approved by the Compensation Committee, Horizon’s bonus matrices for executive officers are divided into short-term and long-term metrics with total bonus opportunities weighted fifty percent each. Short-term metrics place heavier weight on financial outcome in order to align bonus payouts with shareholders’ interests for the given year. Long-term metrics place heavier weight on positioning Horizon for future success and enterprise risk management to align with shareholders’ long-term interests. Bonus calculations for financial outcomes are based on quantifiable targets and, for non-

financial targets, on observations by Horizon’s Chief Executive Officer, the Compensation Committee and the board of directors in comparison to Horizon’s strategic plan.

The weightings for Horizon’s 2014 bonus matrix for each individual participant are as follows:

Named Executive Officer & Category	Short-Term Metric Weighting	Long-Term Metric Weighting
Chief Executive Officer
Financial Outcome of Horizon (Net Income & Efficiency)	70%
Positioning Horizon for Future Success		70%
Enterprise Risk Management	30%	30%
Chief Operating Officer and Chief Credit Officer
Financial Outcome of Horizon (Net Income, Efficiency, Business Unit Income & Asset Quality)	60%
Financial Outcomes for Areas of Direct Responsibility	20%	30%
Positioning Horizon for Future Success
Enterprise Risk Management	20%	70%
Executive Vice President and Chief Financial Officer
Financial Outcome of Horizon (Net Income & Efficiency)	60%
Positioning Horizon for Future Success		20%
Enterprise Risk Management	40%	60%
Project Management		20%
Executive Vice President, Mortgage Banking
Financial Outcome of Horizon
Financial Outcomes for Areas of Direct Responsibility	70%
Enterprise Risk Management	30%
Executive Vice President and Senior Retail Banking Officer
Financial Outcomes of Horizon (Net Income, Efficiency, Regional Income, Core Deposits & Asset Quality)	20%
Financial Outcomes for Areas of Direct Responsibility	65%
Enterprise Risk Management	15%	60%
Position Company for Long Term Success		40%

Horizon’s 2015 bonus matrices for each named executive officer will follow substantially the same categories and metric weightings as above, subject to approval by the Compensation Committee and board of directors.

The Compensation Committee established a minimum earnings target for Horizon to achieve before any bonuses would be paid out under the Bonus Plan for 2014. The minimum earnings target is tied to earnings available to pay dividends and fixed costs at the holding company. In 2014, the minimum earnings threshold was $9.177 million. If Horizon’s net income for 2014 was below $9.177 million, no bonuses would be paid to any executive officer. The Compensation Committee also approved a target bonus matrix for each executive officer to be used to calculate the executive officer’s bonus (if any) for the year (assuming that the minimum earnings target has been met). The matrix for each executive officer specified the performance measures applicable to the executive officer, the targets for each performance measure and the weight to be assigned to each performance measure in calculating the bonus if the specified target levels are achieved.

The Compensation Committee sets the target awards to be challenging, but reasonably attainable. The maximum earnings goal was approximately $1.50 million above the targets of $18.0 million for 2014 and $18.50 million for 2013, and the maximum efficiency ratio was approximately 300 basis points better than the target of 68% for each year. In 2014, the minimum earnings amount for payout was achieved, and all the participants were in good standing with Horizon. Any participant not in good standing with Horizon would not be eligible for incentive compensation.

The other non-financial measurements include the following: enterprise risk management, compliance with rules, regulations and good internal controls; positioning Horizon for long-term growth; organizational development, retention and attraction of good talent; and project management. The weightings for each measurement vary dependent upon the overall responsibilities and primary goals of each executive officer. Non-financial results are compared with Horizon’s strategic plan and scored based on the observations of the Chief Executive Officer, Compensation Committee and the board of directors. Scores range from meets, exceeds, or far exceeds expectations.

For 2014, the named executive officers who participated in the Bonus Plan could have earned as a maximum bonus the following percentages of their base salaries: Mr. Dwight, 54%; Mr. Secor, 50%; Mr. Edwards, 55%; and Mr. Rose, 50%. Each named executive officer had as a short-term performance goal the achievement of a specified level of financial outcomes for the year, with the weighting of such goals for 2014 being 70% for Mr. Dwight; 60% for Mr. Secor; 80% for Mr. Edwards; and 85% for Mr. Rose. The financial outcome targets focused primarily on Horizon’s earnings, efficiency improvements or business unit outcomes. The short-term performance goals for each executive officer also included one non-financial metric for enterprise risk management. Long-term performance goals for each executive officer were for enterprise risk management, positioning Horizon for long-term success or project management.

In order to earn a bonus award, the Bonus Plan’s participants were required to achieve an aggregate weighted score of 80% or higher in 2014. If the participant achieved the goals for all categories, his aggregate weighted score would be 100%. In 2014, Mr. Dwight, Mr. Secor, Mr. Edwards and Mr. Rose all exceeded 80% in weighted average scores for both short- and long-term goals and earned a bonus award.

In considering Mr. Dwight’s bonus, the Compensation Committee used established short- and long-term goals for 2014 and compared actual results with goals. The goals compared Horizon’s net income compared to plan, Horizon’s efficiency ratio compared to plan, enterprise risk management, compliance with all rules, laws, regulations, audit standards, reputation of Horizon, positioning Horizon for future growth and expansion, and organizational development including retention and attraction of good talent, efficiency improvement and continuous learning.

The amounts of the bonuses actually paid each year under the Bonus Plan are reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table included below in this Proxy Statement. The payouts that Messrs. Dwight, Secor, Edwards and Rose had an opportunity to earn under the Bonus Plan for 2014 are presented below in the Grants of Plan-Based Awards table.

The Compensation Committee has reviewed the Bonus Plan for 2014, and based on that review, the Compensation Committee has concluded that the plans, as designed for 2014, aligned the interests of the senior executive officers with those of the shareholders and that the plan designs provided several features to mitigate the senior executive officers from taking undue risk that may threaten the enterprise.

Mr. Neff does not participate in the Bonus Plan. The Compensation Committee, however, has a formula pursuant to which it has awarded Mr. Neff an incentive bonus equal to a percentage of his salary if the Mortgage Warehousing Division of Horizon Bank meets or exceeds certain Return on Equity (“ROE”) goals for the year. The ROE goals and bonus percentage amounts are as follows: 12% ROE: 25%; 15% ROE: 40%; and 20% ROE or above: 50%. If the Mortgage Warehousing Division ROE exceeds the 20% ROE target for a year, Mr. Neff receives an additional bonus equal to 15% of the dollar amount of the net income that exceeds the amount necessary to reach the 20% ROE target. In addition, Mr. Neff’s bonus award takes into consideration results under a performance score card for retail mortgage loan income before tax, asset quality as measured in net charge-offs and losses incurred on mortgage loan repurchases for loans under his supervision, and overall enterprise risk management. Mr. Neff’s weighted average score for his score card was 110%, which equated to an 110% payout against his earned warehouse bonus amount. The amount of the bonus Mr. Neff received for 2014 is reported in the Summary Compensation Table.

Long-Term Incentive Program

In 2002, Horizon engaged compensation consultant Cook & Co. to review Horizon’s compensation of its top officers and outside directors. Cook & Co. recommended that Horizon adopt an omnibus stock plan for the purpose of attracting and retaining key employees. The shareholders approved the 2003 Omnibus Plan at the annual meeting held on May 8, 2003, and approved amendments at the 2010 Annual Meeting, including an increase in the number of common shares available for awards. The 2003 Omnibus Plan expired on January 31, 2013, and no additional shares may be granted under the 2003 Omnibus Plan.

At the 2014 annual meeting, shareholders approved the 2013 Omnibus Plan, which replaced the 2003 Omnibus Plan and became effective for a ten-year term beginning February 1, 2013. The 2013 Omnibus Plan authorizes the issuance of up to 691,700 common shares.

The 2013 Omnibus Plan was designed to satisfy the requirements of Section 162(m) of the Internal Revenue Code of 1986, which generally denies a corporate-level income tax deduction for annual compensation in excess of $1,000,000 paid to the chief executive officer and the four other most highly compensated officers of a public company. Certain types of compensation, including “performance-based compensation,” which meet the requirements of Internal Revenue Code Section 162(m), are generally excluded from this deduction limit.

The Compensation Committee administers the 2013 Omnibus Plan and may grant the following types of awards:

•	Incentive stock options

•	Nonqualified stock options

•	Stock appreciation rights

•	Restricted stock

•	Performance units

•	Performance shares

•	Any combination of the above

Horizon’s long-term incentive program has been based on the grant of stock options and restricted stock. Stock options and restricted stock are granted to encourage and facilitate personal stock ownership by executive officers and thus strengthen their personal commitment to Horizon and to provide them with a longer-term perspective in their managerial responsibilities. This component of an executive officer’s compensation directly aligns the officer’s interests with those of Horizon’s shareholders. Horizon also recognizes that stock options are a necessary element of a competitive compensation program. The program utilizes vesting periods to encourage key employees to continue in the employ of Horizon and thereby acts as a retention device for key employees.

With respect to stock ownership, as discussed above, all of the named executive officers must comply with the Guidelines adopted by the board of directors. The Chief Executive Officer must maintain ownership of Horizon common shares having a value equal to at least three times his base salary, and each of the other named executive officers must maintain ownership of common shares having a value equal to at least twice his base salary. For additional details about the Guidelines, see the “Stock Ownership Guidelines” section above under “Corporate Governance.”

In determining a reasonable level of long-term compensation to be granted executive officers, the Compensation Committee considers data it deems relevant, including the data in the independent reports prepared by Cook & Co., and other peer data.

The stock options that were granted to executive officers are service based and vest in equal annual installments over a three- or five-year period, and awards of restricted stock vest on the fourth or fifth anniversary of the date of grant if the executive officer remains employed by Horizon, Horizon Bank, or any of their affiliates.

Qualified Retirement Plans

Horizon maintains two tax-qualified retirement plans, an Employee Stock Ownership Plan (the “ESOP”) and an Employees’ Thrift Plan (the “Thrift Plan”). Nearly all Horizon employees are eligible to participate in the ESOP. Horizon’s board of directors, in its discretion, determines Horizon’s contributions to the ESOP. The contributions may be made in the form of cash or shares of common stock. Shares are allocated among participants each December 31 on the basis of each participant’s eligible compensation to total eligible compensation (a maximum of $255,000 per participant). Dividends on shares held by the plan, at the discretion of each participant, are either distributed to the participant or retained in the plan for the purchase of additional shares.

The Thrift Plan is a 401(k) plan in which all employees with the requisite hours of service are eligible to participate. The Thrift Plan permits voluntary employee contributions, and Horizon may make discretionary matching and profit sharing contributions. Each eligible employee is vested according to a schedule based upon years of service. Voluntary employee contributions are vested at all times, and Horizon’s discretionary contributions vest over a six-year period. Participants are eligible to receive matching contributions once they have attained age 21 and completed one year of service. Horizon, at its discretion, provides for matching contributions as follows: 100% for the first 2% of a participant’s deferral contribution and 50% for each additional percentage deferred up to a total deferral of 6% (a maximum of 4% matching contribution).

Post-Termination Compensation and Benefits

The employment agreements with Messrs. Dwight, Edwards and Neff provide for the payment of compensation upon a change in control. Mr. Secor is a party to a change-in-control agreement with Horizon Bank. Mr. Neff also was a party to a separate change-in-control agreement with Horizon Bank until December 14, 2011, when he entered into an employment agreement with Horizon and Horizon Bank. Mr. Rose is not a party to either an employment or a change-in-control agreement. The agreements with the named executive officers are discussed in more detail below following the Summary Compensation Table and in the discussion of Potential Payments Upon Termination or Change in Control.

The Horizon Bancorp Supplemental Executive Retirement Plan (the “Frozen SERP”), a nonqualified deferred compensation plan, was originally effective January 1, 1993, and was frozen effective December 31, 2004. The Frozen SERP provides certain management or highly compensated employees of Horizon and its affiliates with supplemental retirement benefits to help recompense those employees for benefits reduced under the Thrift Plan due to benefit limits imposed by the Code and to permit the deferral of additional compensation. The Frozen SERP is an unfunded arrangement designed and administered to comply with Title I of the Employee Retirement Income Security Act of 1974 and to be exempt from the requirements of Internal Revenue Code Section 409A. The Frozen SERP is administered by the Compensation Committee. Prior to January 1, 2005, a participant in the Frozen SERP could elect each year to defer a percentage of the participant’s total cash compensation. Each year, the Compensation Committee, in its discretion, could elect to have Horizon match the amounts deferred by each participant under the Frozen SERP up to a maximum match of $25,000. The Compensation Committee could also make supplemental contributions in any amount determined by the Compensation Committee in its discretion.

Interest is credited on a participant’s deferred account balance in the Frozen SERP at the five-year U.S. Treasury Bond rate published in the Wall Street Journal and in effect as of the first business day of each calendar month, plus 200 basis points, but not to exceed 120% of the Applicable Federal Long-Term Rate for monthly compounding. Amounts deferred by participants vest immediately. The Compensation Committee can require forfeiture of matching and supplemental contributions if the participant has not completed the number of years of service specified by the Compensation Committee, except when the participant dies while still employed, is determined to be disabled or retires after reaching age sixty-five. Participants or their designated beneficiaries will begin to receive payments under the Frozen SERP within thirty days after the participant’s separation from service. Participants may elect lump sum or installment payments, or a combination of the two, subject to the provisions of the Frozen SERP. No additional amounts, except earnings, accrued to the named executive officers under the Frozen SERP for 2014.

Horizon adopted the Horizon Bancorp 2005 Supplemental Executive Retirement Plan (the “2005 SERP”) to replace the Frozen SERP effective January 1, 2005. As with its predecessor, the 2005 SERP provides certain management or highly compensated employees of Horizon and its affiliates with supplemental retirement benefits to help recompense those employees for benefits reduced under the Thrift Plan due to benefit limits imposed by the Code and to permit the deferral of additional compensation. The 2005 SERP is also an unfunded arrangement designed and administered to comply with Title I of the Employee Retirement Income Security Act of 1974 and Code Section 409A, and the 2005 SERP is administered by the Compensation Committee. A participant in the 2005 SERP may elect to defer a percentage of the participant’s total cash compensation each year. The 2005 SERP maximum deferral percentage is limited to 25%.

Each year, the Compensation Committee, in its discretion, may elect to have Horizon match the amounts deferred by each participant under the 2005 SERP up to a maximum match of $25,000. The Compensation Committee may change the match limit prior to the beginning of any year. The Compensation Committee may also make supplemental contributions in any amount it determines in its discretion.

Interest is credited on a participant’s deferred account balance in the 2005 SERP at the five-year U.S. Treasury Bond rate published in the Wall Street Journal and in effect as of the first business day of each calendar month, plus 200 basis points, but not to exceed 120% of the Applicable Federal Long-Term Rate for monthly compounding. Amounts deferred by participants vest immediately. The Compensation Committee may require forfeiture of matching and supplemental contributions if the participant has not completed the number of years of service specified by the Compensation Committee, except when the participant dies while still employed, is determined to be disabled or retires after reaching age sixty-five. Participants may specify the date or event upon which they or their designated beneficiaries will begin to receive payment under the 2005 SERP and may elect lump sum or installment payments, or a combination of the two, subject to the provisions of the 2005 SERP.

In December 2009, the board of directors approved a second SERP investment alternative in the form of Horizon common shares. SERP Participants may change their investment election option once a year.

Horizon’s contributions allocated to the named executive officers under the 2005 SERP are included in the All Other Compensation column of the Summary Compensation Table appearing below.

Perquisites and Other Personal Benefits

Horizon provides minimal perquisites and other personal benefits to its executive officers. Messrs. Dwight, Edwards and Rose are provided with country club memberships, and Messrs. Edwards and Rose are provided with cellular telephone service. The cost of the memberships and/or telephone service is less than $10,000 per executive officer. No other perquisites or personal benefits are provided to executive officers.

Recovery of Incentive Compensation under the Dodd-Frank Act

Under the Dodd-Frank Act, companies listed on a national securities exchange must adopt a policy providing for the recovery of incentive-based compensation in the event of an accounting restatement based on erroneous data. Under such a policy, compensation would be recovered, or “clawed back,” from any current or former executive officer of the company who received the incentive-based compensation during the three years preceding the date on which the company is required to prepare the restatement. The amount to be recovered would be the excess of the amount that would have been paid to the executive officer under the restatement. Horizon Bank adopted a “claw back” policy in 2009, which covers each exempt employee with the title of Vice President or above or who is a commission-based employee. This policy will be revised as necessary and appropriate in the future if and when the SEC and NASDAQ adopt compensation claw back rules to implement the Dodd-Frank Act requirements.

Executive Compensation Tables

The following tables provide information on the 2014 compensation for Horizon’s Chief Executive Officer, Chief Financial Officer and the other three most highly compensated executive officers of Horizon and Horizon Bank. These five individuals are referred to as the “named executive officers.”

Summary Compensation Table for 2014

The table below provides information with respect to the total compensation earned by or paid to the named executive officers for 2014.

Name and	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation		Total
Principal Position		($)(1)	($)(2)	($)(3)	($)(3)	($)(4)	($)(5)		($)
Craig M. Dwight	2014	429,525	N/A	90,000	90,000	178,253	44,200	(6)	831,978
President and Chief	2013	414,000	N/A	—	—	171,810	43,326		629,136
Executive Officer	2012	400,000	N/A	45,000	45,000	176,000	43,327		709,327
Mark E. Secor	2014	236,000	N/A	53,750	53,750	76,700	33,722	(7)	453,922
Chief Financial Officer	2013	225,213	N/A	—	—	61,934	29,623		316,770
	2012	215,000	N/A	53,750	—	91,375	25,362		385,487
Thomas H. Edwards	2014	284,561	N/A	66,250	66,250	113,824	36,385	(8)	567,270
Executive Vice President	2013	274,938	N/A	—	—	89,355	34,714		399,007
	2012	265,000	N/A	66,250	—	79,500	36,023		446,773
James. D. Neff	2014	268,572	N/A	62,984	62,984	177,793	34,390	(9)	606,723
Secretary	2013	261,384	N/A	—	—	160,000	35,509		456,893
	2012	251,936	N/A	62,984	—	220,000	38,604		573,524
David G. Rose	2014	202,000	N/A	27,750	27,750	65,650	38,879	(10)	362,029
Executive Vice President	2013	191,938	N/A	—	—	52,783	29,562		274,283
	2012	185,000	N/A	27,750	—	47,406	27,718		287,874

(1)	Includes salary amounts paid and salary amounts deferred by the individual named pursuant to Horizon’s Thrift Plan and Supplemental Executive Retirement Plan (“SERP”).
(2)	The amount reflects the dollar amount paid under Horizon’s holiday bonus plan, which is available to all employees with the exception of specified executive officers, including Messrs. Dwight, Secor, Edwards, Neff and Rose. Messrs. Dwight, Edwards, Secor and Rose are eligible to receive annual bonuses under the Executive Officer Bonus Plan, and if such bonuses are received for a given year, the SEC rules provide that they are to be reported in the Non-Equity Incentive Plan Compensation column of this table.

(3)	The amounts in this column reflect the aggregate grant date fair value of option awards during the last three fiscal years in accordance with FASB ASC Topic 718. For a discussion on the assumptions used in the calculation of the option awards reported in this column, please see note 21 of the Notes to Consolidated Financial Statements in Horizon’s 2014 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Awards shown in 2014 include awards granted in 2013 for award made under the 2013 Omnibus Plan prior to shareholder approval.
(4)	Messrs. Dwight, Edwards, Secor and Rose received payments under Horizon’s Executive Officer Bonus Plan. The bonus amount for Mr. Neff represents a bonus he receives based on the net profit of the Mortgage Warehouse division. (For more information about the Bonus Plan and for Mr. Neff’s bonus arrangement, see the discussion above in the Compensation Discussion and Analysis.)
(5)	The individuals named in the table also received certain perquisites, but the incremental costs of providing the perquisites did not exceed the $10,000 disclosure threshold.
(6)	Includes Horizon’s contribution of $5,141 under Horizon’s Employee Stock Ownership Plan and its matching contributions of $10,400 under the Thrift Plan, $25,000 under the SERP and $3,659 in dividends on restricted stock.
(7)	Includes Horizon’s contribution of $5,141 under Horizon’s Employee Stock Ownership Plan and its matching contributions of $10,400 under the Thrift Plan, $14,897 under the SERP and $3,284 in dividends on restricted stock.
(8)	Includes Horizon’s contribution of $5,141 under Horizon’s Employee Stock Ownership Plan, and its matching contributions of $10,369 under the Thrift Plan, $16,826 under the SERP and $4,049 in dividends on restricted stock.
(9)	Includes Horizon’s contribution of $5,141 under Horizon’s Employee Stock Ownership Plan and its matching contributions of $10,400 under the Thrift Plan, $15,000 under the SERP and $3,849 in dividends on restricted stock.
(10)	Includes Horizon’s contribution of $4,031 under Horizon’s Employee Stock Ownership Plan and its matching contributions of $8,153 under the Thrift Plan, $25,000 under the SERP and $1,695 in dividends on restricted stock.

As discussed above in the Compensation Discussion and Analysis, Horizon and Horizon Bank have entered into employment agreements with Mr. Dwight, Mr. Edwards and Mr. Neff. The agreements provide that Mr. Dwight will continue to serve as Horizon’s President and Chief Executive Officer and Horizon Bank’s Chairman and Chief Executive Officer for a term of three years, that Mr. Edwards will continue to serve as Horizon’s Executive Vice President and Horizon Bank’s President and Chief Operating Officer for a term of three years, and that Mr. Neff will continue to serve as Horizon’s Executive Vice President of Horizon Bank and Secretary of the Holding Company for a term of three years. The terms of each of the agreements will be extended for an additional one-year period beyond the then-effective expiration date on each annual anniversary of the date of the agreement until the year in which the executive officer reaches the age of sixty-three, unless Horizon delivers notice to the executive officer within sixty days prior to the expiration of any one-year period that the term will not be extended.

Each employment agreement also provides that Messrs. Dwight, Edwards and Neff will continue to receive an annual base salary equal to the amount being paid to them on the date of the agreement, subject to adjustment. Horizon may terminate Mr. Dwight’s, Mr. Edwards’ or Mr. Neff’s employment immediately for “cause” and also may terminate their employment without cause upon not less than thirty days’ prior notice. Messrs. Dwight, Edwards and Neff may terminate their employment for “good reason” or upon not less than thirty days’ prior notice without good reason. (The definitions of “cause,” “good reason” and “change in control” specified in the agreements are summarized below under “Potential Payments Upon Termination or Change in Control.”)

If Horizon terminates Mr. Dwight’s employment without cause, if Mr. Dwight terminates his employment with good reason, or if Mr. Dwight’s employment is terminated upon a change in control of Horizon, his agreement provides for Horizon to pay Mr. Dwight an amount equal to two times his then-current annual base salary plus his bonus for the previous two calendar years and for Mr. Dwight to receive health and certain other benefits for a two-year period. If Horizon terminates Mr. Edwards’ or Mr. Neff’s employment without cause, or if either of Mr. Edwards or Mr. Neff terminates his employment for good reason, their agreement provides for Horizon to pay them an amount equal to their then-current annual base salary plus an amount equal to the average of their bonuses for the previous two calendar years. If Mr. Edwards’ or Mr. Neff’ employment is terminated upon a change in control, the agreement provides for Horizon to pay them an amount equal to twice their then-current salary plus an amount equal to the average of their bonuses for the previous two calendar years. Mr. Edwards’ and Mr. Neff’s agreements also provide for them to receive health and certain benefits for a one-year period following their termination without cause, for good reason, or upon a change in control.

Messrs. Dwight’s, Edwards’ and Neff’s agreements provide that upon written notice to Horizon, each may terminate his employment during a 30-day period beginning on a date six months following the date of a change in control. Likewise, Horizon may, upon 30 days’ written notice to the executive, terminate the executive’s employment during the six months immediately following a change in control. Termination by either the executive or Horizon under these circumstances triggers additional benefits, as summarized below under “Potential Payments Upon Termination or Change in Control.”

Messrs. Dwight’s, Edwards’ and Neff’s agreements also include provisions that limit the aggregate amount of the payment to an amount that is otherwise deductible by Horizon for federal income tax purposes after application of Code Section 280G and that protect Horizon’s and Horizon Bank’s confidential business information and prohibit competition for specified periods. Mr. Dwight’s agreement prohibits him from competing against Horizon for a two-year period following the date of his termination, and Mr. Edwards’ and Mr. Neff’s agreements prohibit them from competing against Horizon for a one-year period.

Grants of Plan-Based Awards

Four of the named executive officers had the opportunity to earn cash bonuses under the Executive Officer Bonus Plan if Horizon met the earnings targets the Compensation Committee had established for 2014. Mr. Neff had the opportunity to earn a cash bonus under a separate plan. A detailed description of the Executive Officer Bonus Plan and Mr. Neff’s plan is provided above in the Compensation Discussion and Analysis.

The following table presents the possible payouts the named executive officers had the opportunity to receive for 2014.

	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards
	Threshold ($)			Target ($)			Maximum ($)
Name	Short Term Goals	Long Term Goals	Total	Short Term Goals	Long Term Goals	Total	Short Term Goals	Long Term Goals	Total
Craig M. Dwight	$18,255	$18,255	$36,510	$73,019	$73,019	$146,038	$115,972	$115,972	$231,944
Mark E. Secor	7,375	7,375	14,750	29,500	29,500	59,000	59,000	59,000	118,000
Thomas H. Edwards	7,114	7,114	14,228	42,684	42,684	85,368	78,254	78,254	156,508
James D. Neff (1)	—	—	40,000	—	—	200,000	—	—	240,000
David G. Rose	6,313	6,313	12,626	25,250	25,250	50,500	50,500	50,500	101,000

(1)	Mr. Neff’s bonus is paid pursuant to a separate arrangement, and he does not participate in the Executive Officer Bonus Plan.

Outstanding Equity Awards at Fiscal Year-End for 2014

The following table presents information on stock options and restricted stock held by the named executive officers on December 31, 2014.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Craig M. Dwight	5,232	10,465	N/A	$11.73	March 20, 2022	8,087	$211,394	N/A	N/A
	2,618	5,235	N/A	20.24	June 18, 2023			N/A	N/A
	—	6,923	N/A	22.20	March 18, 2024			N/A	N/A
Mark E. Secor	11,250	—	N/A	12.22	June 18, 2017	7,120	186,117	N/A	N/A
	1,563	3,127	N/A	20.24	June 18, 2023			N/A	N/A
	—	4,135	N/A	22.20	March 18, 2024			N/A	N/A
Thomas M. Edwards	1,927	3,854	N/A	20.24	June 18, 2023	8,777	229,431	N/A	N/A
	—	5,096	N/A	22.20	March 18, 2024			N/A	N/A
James D. Neff	1,832	3,664	N/A	20.24	June 18, 2023	8,344	218,112	N/A	N/A
	—	4,845	N/A	22.20	March 18, 2024			N/A	N/A
David G. Rose	4,500	9,000	N/A	9.91	September 14, 2020	3,675	96,065	N/A	N/A
	807	1,614	N/A	20.24	June 18, 2023			N/A	N/A
	—	2,135	N/A	22.20	March 18, 2024			N/A	N/A

(1)	All options have a ten-year life with pro-rata vesting over a three- or five-year period from the grant date.
(2)	The shares represented could not be acquired by the named executive officers as of December 31, 2014.

Option Exercises and Stock Vested for 2014

The following table presents information on the exercise by named executive officers of stock options during 2014 and the shares of restricted stock held by named executive officers vested during 2014.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Craig M. Dwight	—	$—	—	$—
Mark E. Secor	—	—	—	—
Thomas H. Edwards	—	—	—	—
James D. Neff	—	—	—	—
David G. Rose	—	—	—	—

(1)	Amounts reflecting value realized upon exercise of options are based on the difference between the closing price for a share on the date of exercise and the exercise price for a share.

Nonqualified Deferred Compensation for 2014

The following table presents information on compensation deferred by and matching contributions for each of the named executive officers under the Supplemental Executive Retirement Plan, which is discussed above in the Compensation Discussion and Analysis.

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Craig M. Dwight	$50,000	$25,000	$44,449	$—	$1,410,991
Mark E. Secor	29,793	14,897	33,197	—	207,526
Thomas H. Edwards	33,652	16,826	31,120	—	706,663
James D. Neff	30,000	15,000	85,721	—	774,666
David G. Rose	50,957	25,000	44,257	—	693,933

(1)	Executive contributions are included in the “Salary” column of the Summary Compensation Table and Registrant Contributions are included in the “All Other Compensation” column of the Summary Compensation Table.

Potential Payments Upon Termination or Change in Control

Horizon and Horizon Bank have agreements with the named executive officers and plans in which the named executive officers participate that provide for benefits upon the resignation, severance, retirement or other termination of the named executive officers.

Employment and Change-in-Control Agreements

The employment agreement with Mr. Dwight discussed above provides that if Horizon terminates Mr. Dwight’s employment without cause, if Mr. Dwight terminates his employment with good reason, or if Mr. Dwight’s employment is terminated upon a change in control of Horizon by either Horizon or by Mr. Dwight pursuant to a right to terminate the agreement for a 30-day period beginning six months following a change in control, Horizon will pay Mr. Dwight an amount equal to two times his then-current annual base salary plus his bonus for the previous two calendar years and for Mr. Dwight to receive health and life insurance benefits for a two-year period, as well as reimbursement of up to $30,000 for expenses in searching for a new position.

The employment agreements with Mr. Edwards and Mr. Neff discussed above provide that if Horizon terminates Mr. Edwards’ or Mr. Neff’s employment without cause, or if Mr. Edwards or Mr. Neff terminates his employment with good reason, Horizon will pay each an amount equal to his then-current annual base salary, plus an amount equal to the average of his bonus for the prior two years. If Mr. Edwards’ or Mr. Neff’s employment is terminated upon a change of control of Horizon by either Horizon or by Mr. Edwards or Mr. Neff pursuant to a right to terminate the agreement for a 30-day period beginning six months following a change in control, Horizon will pay each an amount equal to twice his then-current annual base salary, plus an amount equal to the average of his bonus for the past two years. If Mr. Edwards’ or Mr. Neff’s employment were terminated for any of the preceding reasons, each would also be entitled to receive health and life insurance benefits for a one-year period as well as reimbursement of up to $20,000 for expenses in searching for a new position, subject to certain restrictions.

The definitions of the terms “cause,” “good reason” and “change in control” are central to an understanding of the potential payments to the executive officers pursuant to their agreements. The definitions in the agreements are summarized in the following paragraphs.

Under Messrs. Dwight’s, Edwards’ and Neff’s employment agreements, Horizon has “cause” to terminate the executive officer if he breaches any provision of the agreement, is prohibited from participating in the conduct of Horizon Bank’s affairs pursuant to an order issued under specified provisions of the Federal Deposit Insurance Act, or if he has engaged in any of the specific activities listed in the agreement, including the following:

•	an intentional act of fraud, embezzlement, theft or personal dishonesty;

•	willful misconduct;

•	breach of fiduciary duty involving personal profit in the course of the executive’s employment;

•	intentional wrongful damage to Horizon’s business or property, causing material harm to Horizon; or

•	gross negligence or insubordination in the performance of the executive’s duties, or the executive’s refusal or repeated failure to carry out lawful directives of the board.

A termination by the executive officer is for “good reason” if we take any of the following actions without the executive’s prior written consent:

•	require the executive to move his office to a location more than 30 miles from his principal residence;

•	reduce the executive’s then-current annual base salary by 10% or more, unless the reduction is part of an institution-wide reduction and proportionate to the reduction in the base salaries of all other Horizon executive officers;

•	remove the executive from participation in any incentive compensation or performance-based compensation plans, unless we terminate the participation of all of Horizon’s other executive officers in the plans;

•	reduce any material benefit plan or program or deprive the executive of any such benefit enjoyed by him, unless part of an institution-wide reduction and applied similarly to all of Horizon’s other executive officers;

•	assign the executive duties and responsibilities materially different from those normally associated with his position as described in the agreement;

•	materially reduce the executive’s responsibilities or authority (including reporting responsibilities) in connection with his employment;

•	materially reduce the executive’s secretarial or administrative support; or

•	breach any provision of the agreement.

A “change in control” would include any of the following events:

•	A merger, consolidation or similar transaction involving Horizon or Horizon Bank that results in the shareholders immediately prior to the transaction owning shares of the surviving or combined entity possessing voting rights equal to or less than 50 percent of the voting rights of all shareholders of such entity, determined on a fully diluted basis;

•	A sale, lease, exchange, transfer or other disposition of all or any substantial part of the consolidated assets of Horizon or Horizon Bank;

•	A tender, exchange, sale or other disposition (other than a disposition of the stock in connection with bankruptcy, insolvency, foreclosure, receivership or other similar transactions) or purchase (other than by Horizon, an employee benefit plan of Horizon or Horizon Bank, or members of Horizon’s or Horizon Bank’s board of directors) of shares representing more than 25 percent of the voting power of Horizon or Horizon Bank; or

•	During any period of two consecutive years, the individuals who constituted the board of directors as of the date of the executive’s agreement cease for any reason to constitute at least a majority of the board’s members, unless the election of each director at the beginning of the period has been approved by directors representing at least a majority of the directors then in office.

A change in control will not occur, however, if Horizon issues stock in a public offering; in connection with a transaction approved by a majority of shareholders or in which a majority of the shareholders (other than shareholders subject to Exchange Act Section 16(b)) have tendered their shares; or due to stock ownership by any Horizon employee benefit plan.

If Mr. Dwight’s, Mr. Edwards’ or Mr. Neff’s employment had been terminated in connection with a change in control as of December 31, 2014, each would have been entitled to a severance amount and other benefits under his employment agreement in the following amounts: Mr. Dwight $1,266,131; Mr. Edwards $702,964; and Mr. Neff $739,549. If Mr. Dwight’s, Mr. Edwards’ or Mr. Neff’s employment had been terminated by Horizon without cause, or by the executive with good reason as of December 31, 2014, each would have been entitled to a severance amount and other benefits under his employment agreement in the following amounts: Mr. Dwight $1,266,131; Mr. Edwards $418,403; and Mr. Neff $470,977. If Mr. Dwight’s, Mr. Edwards’ or Mr. Neff’s employment is terminated by Horizon with cause, by the executive without good reason or due to the executive’s death or disability, each executive, or his estate in the event of death, would be entitled to the payment of vested or accrued amounts under incentive compensation and employee benefits plans and life insurance proceeds. None of Messrs. Dwight, Edwards or Neff held any vested options or other plan awards or was entitled to any benefits other than pursuant to life insurance policies as of December 31, 2014. Therefore, if Messrs. Dwight’s, Edwards’ or Neff’s employment had terminated on December 31, 2014, the only amounts payable would have been life insurance and salary continuation proceeds in the amount of $800,000 for Mr. Dwight, $784,561 for Mr. Edwards and $768,572 for Mr. Neff to each of their estates.

One of the other named executive officers, Mr. Secor, is a party to a change of control agreement with Horizon Bank. Mr. Secor’s agreement was amended effective as of January 1, 2009, to reflect the change in his title and responsibilities as of that date. In Mr. Secor’s agreement, the definition of “change in control” is the same as the definition described above in connection with the discussion of the employment agreements of Messrs. Dwight, Edwards and Neff.

Mr. Secor’s agreement provides that upon a change of control, a new term of employment will commence for the executive officer at the same base salary that the executive officer was receiving at the time of the change of control and such salary may not be reduced for a period of one year following the change of control. If Horizon had terminated Mr. Secor’s employment without “cause” or if Mr. Secor had terminated his employment without “good reason” immediately after a change in control as of December 31, 2014, the amount he would have been paid under his agreement would have been $236,000. This amount excludes stock options that vest upon a change in control, which are discussed below.

Under Mr. Secor’s change in control agreement, “cause” is defined as: (i) personal dishonesty, (ii) incompetence, (iii) willful misconduct, (iv) willful violation of any law, rule, regulation or Bank policy (other than traffic violations or smaller offenses) or final cease-and-desist order, (v) any removal and/or permanent prohibition from participating in the conduct of Horizon Bank’s or any affiliate’s affairs, or (v) any material breach of any term, condition or covenant of the change in control agreement.

Mr. Secor’s change in control agreement defines “good reason” as: (i) any action by Horizon Bank or remove him as Chief Financial Officer, except where Horizon Bank properly acts to remove him from such office for “cause”; (ii) any action by Horizon Bank to materially eliminate, limit, increase, or modify his duties and/or authority as Chief Financial Officer, (iii) any failure of Horizon Bank or Horizon to obtain the assumption of the obligation to perform the obligations under the change in control agreement by any successor company; or (iv) any intentional breach by Horizon Bank of a term, condition or covenant of the change in control agreement.

In the event of death, Mr. Secor’s estate would have been entitled to life insurance and salary continuation proceeds in the amount of $708,000.

If any of Messrs. Dwight, Edwards, Neff, Rose or Secor qualifies as a “key employee” under Code Section 409A at the time of their separation from service, Horizon may not make certain payments of nonqualified deferred compensation to them earlier than six months following the date of their separation from service (or, if earlier, the date of their death). Each of Messrs. Dwight, Edwards, Neff, Rose and Secor currently is considered to be a “key employee.”

Other Benefits Upon Termination or Change in Control

In the event of a change in control of Horizon, the recipient of stock options and shares of restricted stock granted to executive officers under the 2003 Omnibus Plan or the 2013 Omnibus Plan (collectively, the “Omnibus Plan”) that are then outstanding and that either are not then exercisable or are subject to any restrictions will become immediately exercisable, and all restrictions will be removed, as of the first date that the change in control has been deemed to have occurred. In addition, stock options granted to executive officers will be vested and fully exercisable as of the date of death, disability or retirement of the executive officer.

The Omnibus Plan provides that a “change in control” will be deemed to have occurred if any of the following conditions or events occurs: (1) any merger, consolidation or similar transaction which involves Horizon and in which persons who are the shareholders of Horizon immediately prior to the transaction own, immediately after the transaction, shares of the surviving or combined entity which possess voting rights equal to or less than 50% of the voting rights of all shareholders of such entity, determined on a fully diluted basis; (2) any sale, lease, exchange, transfer or other disposition of all or any substantial part of the consolidated assets of Horizon; (3) any tender, exchange, sale or other disposition (other than disposition of the stock of Horizon or Horizon Bank in connection with bankruptcy, insolvency, foreclosure, receivership or other similar transactions) or purchase (other than purchases by Horizon or any Horizon sponsored employee benefit plan, or purchases by members of the board of directors of Horizon or any subsidiary) of shares which represent more than 25% of the voting power of Horizon or Horizon Bank; or (4) during any period of two consecutive years individuals who at the date of the adoption of the Omnibus Plan constitute the board cease for any reason to constitute at least a majority of the board, unless the election of each director at the beginning of the period has been approved by directors representing at least a majority of the directors then in office.

The Omnibus Plan provides, however, that a change in control will not be deemed to have occurred (1) as a result of the issuance of stock by Horizon in connection with any public offering of its stock; (2) with respect to any transaction unless such transaction has been approved or shares have been tendered by a majority of the shareholders who are not persons subject to liability under Section 16(b) of the Exchange Act; or (3) due to stock ownership by the Horizon Bancorp Employees’ Stock Ownership Plan Trust, which forms a part of the Horizon Bancorp Employees’ Stock Ownership Plan, the Horizon Bancorp Employee’s Thrift Plan Trust Agreement, which forms a part of the Horizon Bancorp Employee’s Thrift Plan, or any other employee benefit plan.

If a change in control had occurred as of December 31, 2014, the stock options granted to executive officers that were not previously vested would have become fully vested as of that date. The outstanding stock options for the executive officers are discussed in more detail in the discussion of Outstanding Equity Awards at Fiscal Year-End for 2014. The Omnibus Plan is discussed in more detail above in the Compensation Discussion and Analysis.

Section 162(m)

Pursuant to Section 162(m) of the Code, in certain circumstances, the deductibility of compensation paid to any individual executive officer of a public company, including stock-based compensation, is limited to $1,000,000. Although Horizon retains the discretion to award compensation that exceeds the limits in Section 162(m) of the Code, Horizon expects that the remuneration of its senior executive officers will remain under the applicable $1,000,000 limit.

Compensation of Directors

The following table presents information about Horizon’s compensation of members of the board of directors. Information on the compensation received by Mr. Dwight, who is a named executive officer, is included in the Summary Compensation Table above. Mr. Dwight does not receive any additional compensation for service on the board of directors.

Director Compensation for 2014

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(1)	Total ($)
Susan D. Aaron	$27,016		$14,984	N/A	N/A	$—	$—	$42,000
Lawrence E. Burnell	27,016		14,984	N/A	N/A	—	—	42,000
James B. Dworkin	25,016		14,984	N/A	N/A	—	—	40,000
Charley E. Gillispie	31,016		14,984	N/A	N/A	—	—	46,000
Daniel F. Hopp	39,016	[1]	14,984	N/A	N/A	—	—	54,000
Larry N. Middleton	25,016		14,984	N/A	N/A	—	—	40,000
Peter L. Pairitz	29,016		14,984	N/A	N/A	—	—	44,000
Steven W. Reed	25,016		14,984	N/A	N/A	—	—	40,000
Robert E. Swinehart	25,016		14,984	N/A	N/A	—	—	40,000
Spero W. Valavanis	27,016		14,984	N/A	N/A	—	—	42,000

(1)	Includes $10,000 paid to Mr. Hopp as Lead Director.

Horizon paid each of its non-employee directors a cash retainer of $25,016 and a bonus in Horizon common shares equal in value to $14,984 for their services in 2014. Active employees of Horizon and/or Horizon Bank receive no separate compensation for their services as directors. The Chairpersons of the Compensation Committee and Loan Committee receive an additional cash amount of $4,000, the Chairperson of the Audit Committee receives an additional $6,000 and the Chairpersons of the Asset Liability Committee, Long Range Planning Committee and Trust Committee receive an additional

$2,000. Directors do not receive additional compensation for attending meetings of committees of the board or for special assignments or meetings.

In April 2012, the board adopted Guidelines that require each independent director to maintain ownership of Horizon common shares having a value equal to least three times their annual retainer. The Guidelines are discussed above in the “Stock Ownership Guidelines” section under “Corporate Governance.” All of the members of the Horizon board of directors also serve as directors of Horizon Bank, which is a national bank. Federal banking law requires that a national bank director maintain shares of a bank’s stock, or of the company that controls the bank, having a minimum aggregate fair market value of $1,000. All of the directors satisfy this requirement.

Horizon sponsors a Directors’ Deferred Compensation Plan, which allows non-employee directors of Horizon and Horizon Bank to elect to defer the receipt of fees for their services. Earnings on fees deferred under the plan are based on the five-year Treasury rate plus 200 basis points but not to exceed 120% of the Applicable Federal Long-Term Rate for monthly compounding. Payments of deferred fees are made to participants or their beneficiaries in a lump sum or annual installments upon death or disability of the participants or as designated by participants. Participants have no rights to amounts deferred other than rights as general creditors of Horizon.

Report of the Audit Committee

This report is being provided to inform shareholders of the Audit Committee’s oversight with respect to Horizon’s financial reporting.

Review with Management and Independent Auditors

The Audit Committee has reviewed and discussed with management the audited financial statements for the year ended December 31, 2014. In addition, the Audit Committee has discussed with BKD, LLP all communications required by generally accepted auditing standards, including the matters required to be discussed by the Statement of Auditing Standards No. 16, “Communications with Audit Committees” issued by the Public Company Accounting Oversight Board.

The Audit Committee has received the written disclosures and the letter from BKD, LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding BKD, LLP’s communications with the Audit Committee concerning independence, and has discussed with BKD, LLP their independence.

Conclusion

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the board of directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2014, to be filed with the Securities and Exchange Commission.

Charley Gillispie, Chairperson

James B. Dworkin

Larry N. Middleton

Robert E. Swinehart

Certain Business Relationships and Transactions

In accordance with Horizon’s Audit Committee Charter and NASDAQ requirements, the Audit Committee is responsible for reviewing and approving the terms and conditions of all related person transactions. Horizon’s Amended and Restated Articles of Incorporation provided the procedures for the board to follow in approving or ratifying transactions with Horizon in which a director has a direct or indirect interest. The Articles provide that such transactions will be approved or ratified upon the affirmative vote of a majority of the directors on the board or a board committee who do not have a direct or indirect interest in the transaction or by a vote of the shareholders. Horizon’s Code of Ethics for Executive Officers and Directors and the Advisor Code of Conduct for Horizon and Horizon Bank provide the policies and procedures for the review and approval or ratification of conflict of interest transactions. Any situations involving potential conflicts of interest involving an executive officer, director or member of his or her family, if material, are to be reported and discussed with the Code of Ethics contact person. For executive officers, the contact person is the Chief Executive Officer, or if the executive officer believes it more appropriate, the Chairman of the Audit Committee. For directors, the contact person is the Chairman of the Audit Committee.

Directors and executive officers of Horizon and their associates were customers of, and had transactions with, Horizon Bank in the ordinary course of business during 2014. Horizon Bank expects that comparable transactions will occur in the future. These transactions were made in the ordinary course of business on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with unrelated third parties. In the opinion of Horizon’s management, these transactions did not involve more than normal risk of collectability or present other unfavorable features. Loans made to directors and executive officers are in compliance with federal banking regulations and are thereby exempt from insider loan prohibitions included in the Sarbanes-Oxley Act of 2002.

Advisory Vote to Approve Executive Compensation (Item 3 on the Horizon Proxy Card)

Background of the Proposal

This proposal provides Horizon’s shareholders with the opportunity to cast an advisory vote to approve Horizon’s executive compensation. As in recent years, Horizon is providing shareholders with an opportunity to vote, in an advisory capacity, on Horizon’s executive compensation. This proposal is included in compliance with Section 14A of the Securities Exchange Act.

Executive Compensation

Horizon believes that its compensation is focused on principles that are strongly aligned with the long-term interests of its shareholders. Horizon believes that both Horizon and its shareholders benefit from Horizon’s compensation policies and practices. The proposal described below, commonly known as a “say-on-pay” proposal, gives Horizon’s shareholders the opportunity to endorse or not endorse Horizon’s executive compensation program for named executive officers described in this joint proxy statement/prospectus. At the 2014 annual meeting, shareholders approved the compensation of Horizon’s named executive officers, with 98% of the shares voted on the proposal being voted in favor of the compensation arrangements.

As described above in the Compensation Discussion and Analysis section of this joint proxy statement/prospectus, a main objective of Horizon’s executive compensation program is to align a significant portion of each executive officer’s total compensation with Horizon’s annual and long-term performance and with the interests of Horizon’s shareholders. A second, related objective of the executive compensation program is to attract and retain experienced, highly qualified executives so as to enhance Horizon’s long-term success and shareholder value. The board of directors believes that Horizon’s compensation policies and procedures achieve these objectives.

The following chart compares the change in market price of Horizon’s stock to that of other publicly traded banks in Indiana and Michigan over the past five years.

Horizon Bancorp

	Period Ending
Index	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14
Horizon Bancorp	100.00	164.00	160.27	272.58	351.37	362.61
Indiana Banks	100.00	116.33	118.06	127.83	174.97	182.34
Michigan Banks	100.00	67.31	45.77	79.67	96.94	94.56

Source: SNL Financial LC, Charlottesville, VA
© 2013	www.snl.com

During 2014, Horizon’s Compensation Committee met with Horizon’s Senior Auditor to review Horizon’s executive officer incentive compensation program for any features that may incentivize undue risk taking. The participants in this meeting concluded that Horizon’s incentive compensation plans have several features that help mitigate the possibility that executive officers will take undue risks. These features include the following:

•	The Compensation Committee may unilaterally amend, modify or cancel the plans at any time at their sole discretion.

•	Named executive officer bonuses will only be paid if Horizon achieves a minimum net income level that is more than sufficient to cover fixed costs and dividends at the holding company. This minimum net income level supports the concept that the shareholders are paid first and ahead of executive officer bonuses.

•	Executive officers will only be paid bonuses if they are in good standing with Horizon and not under a performance warning, suspension or individual regulatory sanction.

•	The Committee or its designee is to review and approve all executive officer bonuses prior to payment.

•	Bonuses are subject to receipt of an unqualified opinion by Horizon’s independent accountants on its most current year-end financial statements.

•	Incentive compensation may be “clawed back” pursuant to a Horizon Bank policy as discussed above under the heading “Recovery of Incentive Compensation under the Dodd-Frank Act.”

In addition, based on information from Cook & Co., Horizon’s compensation consultants, and other sources, Horizon believes its compensation levels for its executive officers are within acceptable ranges based on Horizon’s performance in the top quartile of its peer group.

Shareholders are encouraged to carefully review the “Compensation Discussion and Analysis” and “Executive Compensation Tables” sections of this joint proxy statement/prospectus for a detailed discussion of Horizon’s executive compensation program.

This proposal gives Horizon’s shareholders the opportunity to endorse or not endorse Horizon’s overall executive compensation program and policies as reflected in the Compensation Discussion and Analysis, the disclosures regarding named executive officer compensation provided in the various tables included in this joint proxy statement/prospectus, the accompanying narrative disclosures and the other compensation information provided in this joint proxy statement/prospectus. The vote is advisory, which means that the vote is not binding on Horizon, the board of directors or the Compensation Committee of the board of directors. However, the board of directors and the Compensation Committee value the opinion of shareholders and will consider the outcome of this vote when considering executive compensation arrangements.

At the 2012 annual meeting, Horizon provided shareholders with the opportunity to vote on the frequency of future say-on-pay advisory votes. The board of directors recommended that the advisory say-on-pay vote be held on an annual basis, and over 95% of the shares that were voted on the matter were cast in favor of an annual vote. Accordingly, the board of directors has included an advisory say-on-pay vote at each annual meeting held thereafter, and has directed that this advisory say-on-pay vote be included for the 2015 Annual Meeting. The next advisory say-on-pay vote will be at the 2016 annual meeting.

Accordingly, Horizon asks its shareholders to vote on the following resolution at the Annual Meeting:

“RESOLVED, that the shareholders of Horizon Bancorp approve, on an advisory basis, the compensation of the named executive officers, as disclosed in Horizon Bancorp’s Proxy Statement for the 2015 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2014 Summary Compensation Table and the other related tables and disclosure.”

Vote Required and Effect

Approval of this proposal requires that the number of votes cast in favor of the proposal exceed the number of votes cast against the proposal. Because this shareholder vote is advisory, it will not be binding upon the board of directors.

The board of directors unanimously recommends a vote “FOR” approval of the compensation of Horizon’s named executive officers as disclosed in this joint proxy statement/prospectus (Item 3 on the Horizon proxy card).

Ratification of Appointment of Independent Auditors (Item 4 on the Horizon Proxy Card)

BKD, LLP served as Horizon’s independent auditors for 2013 and 2014. Upon the recommendation of the Audit Committee, the board of directors has selected BKD, LLP as Horizon’s independent auditors for 2015. BKD, LLP has served as Horizon’s independent auditors since 1998. Shareholder ratification of the appointment of the independent auditors is not required by law, but the Audit Committee has proposed and recommended the submission of the appointment of BKD, LLP to the shareholders to give the shareholders input into the designation of the auditors.

Ratification of the appointment of Horizon’s independent auditor requires that more shares be voted in favor of the proposal than against the proposal. If the shareholders do not ratify the selection of BKD, LLP, the Audit Committee may reconsider its selection of BKD, LLP as independent auditors. Even if this proposal to ratify the auditors is approved, the Audit Committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of Horizon or its shareholders.

Representatives of BKD, LLP are expected to be present at the Annual Meeting to respond to appropriate questions and to make such statements as they may desire.

The board of directors recommends that Horizon’s shareholders vote “FOR” the ratification of the appointment of BKD, LLP as Horizon’s independent auditors for 2015 (Item 4 on the Horizon proxy card).

Auditor Fees and Services

BKD, LLP served as Horizon’s independent auditors for 2014 and 2013. The services performed by BKD, LLP in this capacity included conducting an examination in accordance with generally accepted auditing standards of, and expressing an opinion on, Horizon’s consolidated financial statements. The board of directors has selected BKD, LLP as the independent public accountants for 2015 and is seeking shareholder ratification at the Annual Meeting.

Audit Fees

BKD, LLP’s fees for professional services rendered in connection with the audit and review of Forms 10-Q and all other SEC regulatory filings were $186,000 for 2014 and $182,600 for 2013.

Audit-Related Fees

BKD, LLP’s audit-related fees were $54,885 for 2014 and $3,500 for 2013. These fees related to accounting consultations and consent procedures performed in conjunction with the Company’s acquisition of SCB Bancorp, Inc. in 2014 and the filing of other registration statements in both 2014 and 2013.

Tax Fees

BKD, LLP’s fees for tax services were $26,285 for 2014 and $35,150 for 2013.

All Other Fees

No other fees were paid to BKD, LLP for 2014 or 2013.

Board of Directors Pre-Approval

Horizon’s Audit Committee formally adopted resolutions pre-approving the engagement of BKD LLP to act as Horizon’s independent auditor for the two fiscal years ended December 31, 2015. The Audit Committee has not adopted pre-approval policies and procedures in accordance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X, because it anticipates that, in the future, the engagement of BKD LLP will be pre-approved by the Audit Committee. All audit-related fees and fees for tax services for 2014 and 2013 were pre-approved by the Audit Committee. Horizon’s independent auditors performed all work described above with their respective full-time, permanent employees.

Section 16(a) Beneficial Ownership Reporting Compliance

Executive officers and directors of Horizon and owners of more than 10% of Horizon’s common shares are required to file reports of their ownership and changes in their ownership of Horizon common shares with the SEC. Copies of these reports also must be furnished to Horizon. Based solely upon a review of copies furnished to Horizon through the date of this joint proxy statement/prospectus or written representations that no reports were required, Horizon believes that its executive officers, directors, and 10% shareholders complied with the 2014 filing requirements.

Adjournment of the Annual Meeting (Item 5 on the Horizon Proxy Card)

In addition to the proposals set forth above, including the proposal to approve the Merger Agreement, the shareholders of Horizon also are being asked to approve a proposal to adjourn or postpone the Annual Meeting to permit further solicitation of proxies in the event that an insufficient number of shares is present in person or by proxy to approve any of the above items.

It is rare for a public company to achieve 100% (or even 90%) shareholder participation at an annual or special meeting of shareholders, and only a majority of the holders of the outstanding shares of Horizon common stock are required to be represented at the Annual Meeting, in person or by proxy, for a quorum to be present. In the event that shareholder participation at the Annual Meeting is lower than expected, Horizon would like the flexibility to postpone or adjourn the meeting in order to attempt to secure broader shareholder participation. If Horizon desires to adjourn the Annual Meeting, Horizon will request a motion that the Annual Meeting be adjourned, and delay the vote on the proposals described herein, including the proposal to approve the Merger Agreement until the Annual Meeting is reconvened. If Horizon adjourns the Annual Meeting for 30 days or less, Horizon will not set a new record date and will announce prior to adjournment the date, time, and location at which the Annual Meeting will be reconvened. No other notice will be provided. Unless revoked prior to its use, any proxy solicited for the Annual Meeting will continue to be valid for any adjourned or postponed Annual Meeting, and will be voted in accordance with the shareholder’s instructions and, if no contrary instructions are given, for the proposals described herein.

Any adjournment will permit Horizon to solicit additional proxies and will permit a greater expression of the views of Horizon’s shareholders with respect to the merger. Such an adjournment would be disadvantageous to shareholders who are against the proposal to approve the Merger Agreement because an adjournment will give Horizon additional time to solicit favorable votes and increase the chances of approving that proposal. Horizon has no reason to believe that an adjournment of the Annual Meeting will be necessary at this time.

Horizon’s board of directors recommends that shareholders vote “FOR” the proposal to adjourn or postpone the Annual Meeting (Item 5 on the Horizon proxy card).

ADDITIONAL INFORMATION ABOUT PEOPLES

Business of Peoples

Peoples is an Indiana corporation organized in October 1990 to become the savings and loan holding company for Peoples Bank. Peoples is the sole shareholder of Peoples Bank. Peoples has no other business activity other than being the holding company for Peoples Bank and is subject to regulation by the Federal Reserve Board.

Peoples Bank was founded in 1925 and chartered by the Federal Home Loan Bank Board, now the OCC, in 1937. Since that time, it has been a member of the Federal Home Loan Bank System and the Federal Home Loan Bank of Indianapolis (“FHLB of Indianapolis”). Its deposit accounts are insured up to applicable limits by the Federal Deposit Insurance Corporation (the “FDIC”). It is regulated by the OCC.

Peoples Bank now conducts business from its main office in Auburn, Indiana and its eleven full-service offices located in Avilla, Columbia City, Garrett, Kendallville, LaGrange, Topeka, Middlebury, Howe, Woodburn, and Waterloo, Indiana. It also conducts business from four full-service offices in Three Rivers, Union and Schoolcraft, Michigan.

Peoples Bank offers a wide range of consumer and commercial financial services in Northeastern Indiana and Southern Michigan. These services include: consumer demand deposit accounts; NOW accounts; regular and term savings accounts and savings certificates; residential and commercial real estate loans; and secured and unsecured consumer loans. During 1999, Peoples Bank added agricultural and commercial lending officers to its staff. Since these types of loans pose a higher credit risk than traditional mortgage lending, they typically offer higher yields and are for shorter terms. Peoples Bank provides these services through a branch network comprised of sixteen full-service banking offices. It also provides credit card services, as well as enhancements to loan and deposit products designed to provide customers with added conveniences.

Trust Department

In October 1984, the FHLB of Indianapolis granted full trust powers to Peoples Bank, one of the first savings institutions in Indiana to be granted such powers. As of September 30, 2014, Peoples Bank’s trust department assets totaled approximately $152 million including self-directed Individual Retirement Accounts (“IRAs”), and it offers a variety of trust services including estate planning. As of that date, the trust department was administering approximately 465 trust accounts, including estates, guardianships, revocable and irrevocable trusts, testamentary trusts, and self-directed IRAs. The trust department also offers and administers self-directed IRAs and Simplified Employee Pension IRAs for small businesses. The trust department provides a needed service to the communities served by Peoples Bank, as well as generating fee income which is largely unaffected by interest rate fluctuations.

Non-Bank Subsidiary

PFDC Investments, Inc. (“PFDCI”) was organized in March of 2006 under the laws of the State of Nevada. It is wholly owned by Peoples Bank and its assets consist solely of certain investment securities and cash. At September 30, 2014, PFDCI had $109 million of assets. Net income for the period was $2.4 million.

Employees

As of September 30, 2014, Peoples Bank employed 114 persons on a full-time basis and 19 persons on a part-time basis. Peoples Bank’s employees are not represented by any collective bargaining group, and management considers its relations with its employees to be excellent. The holding company has no employees.

Regulation and Supervision

General. Peoples Bank is a federally chartered savings bank, the deposits of which are federally insured and backed by the full faith and credit of the United States Government. Accordingly, Peoples Bank is subject to broad federal regulation and oversight by the OCC. This supervision and regulation are intended primarily for the protection of depositors and the federal deposit insurance fund. Peoples Bank is a member of the Federal Home Loan Bank of Indianapolis and is subject to certain limited regulation by the Federal Reserve Board. The Federal Reserve Board regulates loans to insiders, transactions with affiliates, and tying arrangements with respect to Peoples Bank.

Peoples is a unitary savings and loan holding company subject to regulatory oversight by the Federal Reserve Board. Peoples is required to register and file reports with the Federal Reserve Board and is subject to regulation and examination by the Federal Reserve Board. In addition, the Federal Reserve Board has enforcement authority over Peoples.

Peoples generally is not subject to activity restrictions. If Peoples acquired control of another savings institution as a separate subsidiary, it would become a multiple savings and loan holding company, and its activities and any of its subsidiaries (other than Peoples Bank or any other savings institution) would generally become subject to additional restrictions.

Insurance of Deposits. Deposits in Peoples Bank are insured by the Deposit Insurance Fund of the FDIC up to a maximum amount, which is generally $250,000 per depositor, subject to aggregation rules. Peoples Bank is subject to deposit insurance assessments by the FDIC pursuant to its regulations establishing a risk-related deposit insurance assessment system, based upon the institution’s capital levels and risk profile. Under the FDIC’s risk-based assessment system, insured institutions are assigned to one of four risk-weighted categories based on supervisory evaluations, regulatory capital levels, and certain other factors with less risky institutions paying lower assessments. An institution’s initial assessment rate depends upon the category to which it is assigned. There are also adjustments to a bank’s initial assessment rates based on levels of long-term unsecured debt, secured liabilities in excess of 25% of domestic deposits and, for certain institutions, brokered deposit levels. Pursuant to FDIC rules adopted under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) (described below), initial assessments ranged from 5 to 35 basis points of the institution’s total assets minus tangible equity. Peoples Bank paid assessments at the rate of 5.165 basis points for each $100 of insured deposits during the fiscal year ended September 30, 2014.

Peoples Bank is also subject to assessment for the Financing Corporation (FICO) to service the interest on its bond obligations. The amount assessed on individual institutions, including Peoples Bank, by FICO is in addition to the amount paid for deposit insurance according to the risk-related assessment rate schedule. These assessments will continue until the FICO bonds are repaid between 2017 and 2019. During 2014, the FICO assessment rate was .62 basis points for each $100 of the same assessment bases applicable to the FDIC assessment. For the first quarter of 2015, the FICO assessment rate is .60 basis points. Peoples Bank expensed deposit insurance assessments (including the FICO assessments) of $25,000 during the fiscal year ended September 30, 2014.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Peoples Bank. Management cannot predict what insurance assessment rates will be in the future.

Regulatory Capital Requirements for Peoples Bank. The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) requires, among other things, that federal bank regulatory authorities take “prompt corrective action” with respect to institutions that do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. To be considered adequately capitalized under the prompt corrective action regulations, a savings association must maintain the following capital ratios: a leverage ratio (the ratio of Tier 1 capital to total assets) of at least 4% (unless its supervisory condition allows a 3% ratio), a Tier 1 risk-based ratio (the ratio of Tier 1 capital to risk-weighted assets) of at least 4%, and a total risk-based capital ratio (the ratio of total capital to risk-weighted assets) of at least 8%. Total capital consists of Tier 1 and Tier 2 capital.

To be considered well capitalized, a savings association must have a leverage ratio of at least 5%, a Tier 1 risk-based ratio of at least 6% and a total risk-based capital ratio of 10%. As of September 30, 2014, Peoples Bank qualified as well capitalized, with a leverage ratio of 11.04%, a Tier 1 risk-based capital ratio of 21.31% and a total risk-based capital ratio of 22.12%. The OCC may reclassify a savings association in a lower capital category or require it to hold additional capital based upon supervisory concerns on a case-by-case basis.

Regulatory Capital Requirements for Peoples. The Dodd-Frank Act required the Federal Reserve Board to set minimum capital levels for bank holding companies that would be as stringent as those required for insured depository subsidiaries. Bank holding companies with less than $500 million in assets were exempted from these capital requirements, but not savings and loan holding companies. The legislation also established a floor for capital of insured depository institutions and directed the federal banking regulators to implement new leverage and capital requirements that would take into account off-balance sheet activities and risks, including risks related to securitized products and derivatives.

As a result of these mandates, on July 2, 2013, the Federal Reserve Board approved final rules that substantially amended the regulatory risk-based capital rules applicable to Peoples and Peoples Bank. These new risk-based capital and leverage ratios will be phased in from 2015 to 2019. Effective in December 2014, however, Congress passed a law increasing the $500 million threshold exemption for small bank holding companies and including savings and loan holding companies within that exemption. In general, bank holding companies and savings and loan holding companies with less than $1 billion in total consolidated assets will not be subject to the new regulatory capital requirements (but these requirements will apply to their depository institution subsidiaries). Legislation proposed by the Federal Reserve Board is pending to implement this law.

New Capital Rules. On July 2, 2013, the Federal Reserve Board approved final rules that substantially amended the regulatory risk-based capital rules applicable to Peoples Bank. The FDIC and the OCC subsequently approved these rules. The final rules implement the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank Act. “Basel III” refers to two consultative documents released by the Basel Committee on Banking Supervision in December 2009, the rules text released in December 2010, and loss absorbency rules issued in January 2011, which include significant changes to bank capital, leverage and liquidity requirements.

The final rules include new risk-based capital and leverage ratios, which will be phased in from 2015 to 2019, and will refine the definition of what constitutes “capital” for purposes of calculating those ratios. The new minimum capital level requirements applicable to Peoples Bank under the final rules are: (i) a new common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4% for all institutions. The rules also establish a “capital conservation buffer” above the new regulatory minimum capital requirements, which must consist entirely of common equity Tier 1 capital. The capital conservation buffer requirement will be phased in over four years beginning on January 1, 2016, as follows: the maximum buffer will be 0.625% of risk-weighted assets for 2016, 1.25% for 2017, 1.875% for 2018, and 2.5% for 2019 and thereafter. This will result in the following minimum ratios beginning in 2019: (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. Under the final rules, institutions are subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations would establish a maximum percentage of eligible retained income that could be utilized for such actions.

The final rules also contain revisions to the prompt corrective action framework, which is designed to place restrictions on insured depository institutions, including Peoples Bank, if their capital levels begin to show signs of weakness. These revisions took effect January 1, 2015. Under the prompt corrective action requirements, which are designed to complement the capital conservation buffer, insured depository institutions will be required to meet the following increased capital level requirements in order to qualify as “well capitalized”: (i) a new common equity Tier 1 capital ratio of 6.5%; (ii) a Tier 1 capital ratio of 8% (increased from 6%); (iii) a total capital ratio of 10% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 5% (increased from 4%).

Based on its current capital composition and levels, Peoples Bank believes that it would be in compliance with the requirements as set forth in the final rules if they were presently in effect.

Limitations on Dividends and Other Capital Distributions. OCC regulations impose various restrictions on savings institutions with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account.

A savings association that is a subsidiary of a holding company, such as Peoples Bank, may make a capital distribution with prior notice to the Federal Reserve Board (with a copy to the OCC), in an amount that does not exceed its net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid) if the savings association has a regulatory rating in the two top examination categories, is not of supervisory concern, and would remain well-capitalized following the proposed distribution. All other institutions or those seeking to exceed the noted amounts must obtain approval from the Federal Reserve Board for a capital distribution before making the distribution.

Peoples’ declaration of dividends is subject to Indiana law, which generally prohibits the payment of dividends to amounts that will not affect the ability of Peoples, after the dividend has been distributed, to pay its debts in the ordinary course of business. Moreover, such dividends may not exceed the difference between Peoples’ total assets and total liabilities plus preferential amounts payable to shareholders with rights superior to those of the holders of common stock.

In addition, the Federal Reserve Board may prohibit Peoples’ payment of dividends if it concludes such payment would raise safety and soundness concerns at either Peoples Bank or Peoples.

Qualified Thrift Lender Test. All savings institutions are required to meet a qualified thrift lender test to avoid certain restrictions on their operations. This test requires a savings institution to have at least 65% of its portfolio assets in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. As an alternative, the savings institution may maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Code. Under either test, these assets primarily consist of residential housing related loans and investments. At September 30, 2014, Peoples Bank met the test.

Any savings institution that fails to meet the qualified thrift lender test must either convert to a national bank or restrict its branching rights, new activities and investments to those permissible for a national bank. In addition, under the Dodd-Frank Act, a savings association that fails the qualified thrift lender test will be prohibited from paying dividends, except for dividends that are permissible for national banks, are necessary to meet obligations of the company that controls the savings association, and are specifically approved by the OCC and the Federal Reserve Board. If the institution has not requalified or converted to a national bank within three years after the failure, it must sell all investments and stop all activities not permissible for a national bank. If any institution that fails the qualified thrift lender test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies. Under the Dodd-Frank Act, the failure to satisfy the qualified thrift lender test may also result in regulatory enforcement action.

Transactions with Affiliates. Generally, transactions between a savings association or its subsidiaries and its affiliates are required to be on terms as favorable to the association as transactions with non-affiliates. In addition, certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the association’s capital and are subject to collateralization requirements. Affiliates of Peoples Bank include Peoples. In addition, a savings association may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of an affiliate.

Loan to One Borrower Limit. Peoples Bank’s general permissible lending limit for loans to one borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus, except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus. At September 30, 2014, Peoples Bank’s lending limit under this restriction was $8.1 million.

Community Reinvestment Act. Under the Community Reinvestment Act, every FDIC insured institution has a continuing and affirmative obligation, consistent with safe and sound banking practices, to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The Community Reinvestment Act requires the OCC, in connection with Peoples Bank’s examination, to assess its record of meeting the credit needs of its community and to take this record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by Peoples Bank. An unsatisfactory rating may be used as the basis for the denial of an application by the OCC. Peoples Bank was last examined for Community Reinvestment Act compliance in 2013 and received a rating of “Satisfactory.”

USA PATRIOT Act of 2001. In 2001, President Bush signed the USA PATRIOT Act of 2001 (the “PATRIOT Act”). The PATRIOT Act, among other things, is intended to strengthen the ability of U.S. law enforcement to combat terrorism on a variety of fronts. The PATRIOT Act contains sweeping anti-money laundering and financial transparency laws and requires financial institutions to implement additional policies and procedures with respect to, or additional measures designed to address, any or all of the following matters, among others: money laundering, suspicious activities and currency transaction reporting, and currency crimes. These provisions have not materially affected the operations of Peoples Bank.

Mortgage Reform and Anti-Predatory Lending. Title XIV of the Dodd-Frank Act, the Mortgage Reform and Anti-Predatory Lending Act, includes a series of amendments to the Truth In Lending Act with respect to mortgage loan origination standards affecting, among other things, originator compensation, minimum repayment standards and pre-payments. With respect to mortgage loan originator compensation, except in limited circumstances, an originator is prohibited from receiving compensation that varies based on the terms of the loan (other than the principal amount). The amendments to the Truth In Lending Act also prohibit a creditor from making a residential mortgage loan unless it determines, based on verified and documented information of the consumer’s financial resources, that the consumer has a reasonable ability to repay the loan. The amendments also prohibit certain pre-payment penalties and require creditors offering a consumer a mortgage loan with pre-payment penalty to offer the consumer the option of a mortgage loan without such a penalty. In addition, the Dodd-Frank Act expands the definition of a “high-cost mortgage” under the Truth In Lending Act, and imposes new requirements on high-cost mortgages and new disclosure, reporting and notice requirements for residential mortgage loans, as well as new requirements with respect to escrows and appraisal practices.

Financial System Reform-The Dodd-Frank Act and the CFPB. On July 21, 2010, President Obama signed into law the Dodd-Frank Act, which significantly changed the regulation of financial institutions and the financial services industry. Many of its provisions went into effect on July 21, 2011, the one-year anniversary. The Dodd-Frank Act includes provisions affecting large and small financial institutions alike, including several provisions that profoundly affect how community banks, thrifts, and small bank and thrift holding companies, such as Peoples, are regulated. Among other things, these provisions abolished the Office of Thrift Supervision and transferred its functions to the other federal banking agencies, relaxed rules regarding interstate branching, allowed financial institutions to pay interest on business checking accounts, changed the scope of federal deposit insurance coverage, imposed new capital requirements on bank and thrift holding companies, and imposed limits on debit card interchange fees charged by large banks (commonly known as the Durbin Amendment).

The Dodd-Frank Act created a new, independent federal agency called the Consumer Financial Protection Bureau (“CFPB”), which was granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act, and certain other statutes. In July 2011, many of the consumer financial protection functions formerly assigned to the federal banking and other designated agencies transferred to the CFPB. The CFPB has a large budget and staff, and has the authority to implement regulations under federal consumer protection laws and enforce those laws against financial institutions. The CFPB will have examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Smaller institutions will be subject to rules promulgated by the CFPB but will continue to be examined and supervised by the federal banking regulators for consumer compliance purposes. The CFPB will have authority to prevent unfair, deceptive or abusive practice in connection with the offering of consumer financial products. Additionally, this bureau is authorized to collect fines and provide consumer restitution in the event of violations, engage in consumer financial education, track consumer complaints, request data, and promote the availability of financial services to underserved consumers and communities. Moreover, the Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower’s ability to repay. In addition, the Dodd-Frank Act will allow borrowers to raise certain defenses to foreclosure if they receive any loan other than a “qualified mortgage” as defined by the CFPB.

The CFPB has indicated that mortgage lending is an area of supervisory focus and that it will concentrate its examination and rulemaking efforts on the variety of mortgage-related topics required under the Dodd-Frank Act, including minimum standards for the origination of residential mortgages. The CFPB has published several final regulations impacting the mortgage industry, including rules related to ability-to-repay, mortgage servicing, escrow accounts, and mortgage loan originator compensation. The ability-to-repay rule makes lenders liable if they fail to assess ability to repay under a prescribed test, but also creates a safe harbor for so called “qualified mortgages.” Failure to comply with the ability-to-repay rule may result in possible CFPB enforcement action and special statutory damages plus actual, class action, and attorneys’ fees damages, all of which a borrower may claim in defense of a foreclosure action at any time.

The Dodd-Frank Act contains numerous other provisions affecting financial institutions of all types, many of which may have an impact on the operating environment of Peoples in substantial and unpredictable ways. Consequently, the Dodd-Frank Act is expected to increase the cost of doing business for Peoples, it may limit or expand its permissible activities, and it may affect the competitive balance within its industry and market areas. The nature and extent of future legislative and regulatory changes affecting financial institutions, including as a result of the Dodd-Frank Act and the CFPB, is unpredictable at this time. Peoples’ management continues to actively monitor the implementation of the Dodd-Frank Act and the regulations promulgated thereunder and assess its probable impact on the business, financial condition, and results of operations of Peoples. However, the ultimate effect of the Dodd-Frank Act and the CFPB on the financial services industry in general, and Peoples in particular, remains uncertain.

Properties

Peoples Bank owns sixteen full-service banking offices located in Indiana and Michigan. The following table provides certain information with respect to these full-service offices as of September 30, 2014:

Full Service Offices	Date Opened	Net Book Value
		(Dollars in thousands)
Auburn, IN-Main Office	1973	$270
Avilla, IN	1980	42
Columbia City, IN-Downtown	1971	87
Columbia City, IN-North	1998	355
Garrett, IN	1972	96
Howe, IN	1998	120
Kendallville, IN	1941	217
LaGrange, IN	1972	153
Middlebury, IN	1998	369
Schoolcraft, MI	1971	188
Three Rivers, MI-Main Office	1981	41
Three Rivers, MI-Branch	1988	557
Topeka, IN	2002	352
Union, MI	1988	118
Waterloo, IN	2000	589
Woodburn, IN	2013	616

		$4,170

The total net book value of Peoples Bank’s premises and equipment at September 30, 2014, was $5.3 million.

Legal Proceedings

There are no material pending legal proceedings to which Peoples, Peoples Bank or Peoples Bank’s subsidiary is a party or to which any of their property is subject.

Market Price and Dividend Information and Related Shareholder Matters

Peoples shares are currently quoted in OTC Pink Marketplace, also known as the “pink sheets,” under the trading symbol “PBNI,” although prior to January of 2015 they were traded in the OTCQB under the same symbol. The following table shows, for the indicated periods, the high and low sales prices per share for Peoples common stock, as reported in the pink sheets, and dividends declared and paid per share of Peoples common stock for those same periods.

	Sales Price Per Share		Dividends Paid Per Share
Quarter Ending	High	Low
Through May , 2015
March 31, 2015	$31.00	$23.31	$.20
December 31, 2014	$25.99	$22.75	$.20
September 30, 2014	$25.49	$24.50	$.20
June 30, 2014	$25.00	$22.75	$.20
March 31, 2014	$25.25	$22.25	$.20
December 31, 2013	$25.00	$22.01	$.20
September 30, 2013	$27.00	$21.00	$.20
June 30, 2013	$23.09	$20.25	$.20
March 31, 2013	$20.50	$20.00	—
December 31, 2012	$20.50	$19.00	$.40

There were             record holders of Peoples common stock on May     , 2015.

Peoples has no formal dividend policy. Regulations issued by the Office of the Comptroller of the Currency govern Peoples Bank’s capital requirements and may affect the amount of dividends it may pay to Peoples. Generally, the timing and amount of future dividends on Peoples shares will depend on earnings, cash requirements, Peoples’ and Peoples Bank’s financial condition, applicable government regulations, and other factors that the Peoples board of directors deems relevant.

Under the IBCL, Peoples may pay dividends if, after the dividend payment, Peoples is able to pay its debts as they become due and its assets exceed its liabilities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Peoples Bancorp

Forward Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places and include statements regarding the intent, belief, outlook, estimate or expectations of Peoples, its directors or its officers primarily with respect to future events and the future financial performance of Peoples. Readers of this discussion are cautioned that any such forward looking statements are not guarantees of future events or performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. The accompanying information contained in this report identifies important factors that could cause such differences. These factors include changes in interest rates, loss of deposits and loan demand to other financial institutions, substantial changes in financial markets, changes in real estate values and the real estate market, regulatory changes, increases in compensation and employee expenses, or unanticipated results in pending legal proceedings.

General

Peoples is an Indiana corporation organized in October 1990 to become the savings and loan holding company for Peoples Bank. Effective February 29, 2000, Peoples acquired by merger Three Rivers Financial Corp. and its wholly owned subsidiary, First Savings Bank (“First Savings”). Until October 1, 2007, Peoples was the sole shareholder of Peoples Bank and First Savings. On October 1, 2007, First Savings was merged into Peoples Bank.

Peoples conducts business from its main office in Auburn and its 15 full service offices located in Avilla, Columbia City, Garrett, Kendallville, LaGrange, Topeka, Waterloo, Howe, Middlebury and Woodburn, Indiana and Three Rivers, Schoolcraft and Union, Michigan. Peoples’ primary business activity is being the holding company for Peoples Bank. Peoples Bank offers a full range of retail deposit services and lending services. Peoples Bank has one subsidiary, PFDC Investments, Inc., a Nevada corporation, which manages an investment portfolio for Peoples Bank.

Peoples’ earnings are primarily dependent upon the earnings of Peoples Bank. Historically, the principal business of savings banks, including Peoples Bank, has consisted of attracting deposits from the general public and making loans secured by residential real estate. Peoples Bank’s net earnings are contingent on the difference or spread between the interest earned on its loans and investments and the interest paid on its consumer deposits and borrowings. Prevailing economic conditions, government policies, regulations, interest rates, and local competition also significantly affect Peoples Bank.

Interest income is a function of the balance of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amounts of deposits and borrowings outstanding during the same period and the rates paid on such deposits and borrowings. Peoples Bank’s earnings are also affected by gains and losses on sales of loans and investments, provisions for loan losses, service charges, income from subsidiary activities, operating expenses and income taxes.

Peoples has supplemented its interest income through purchases of investment securities when appropriate. Such investments include U. S. Government securities, including those issued and guaranteed by the Federal Home Loan Mortgage Corporation (“FHLMC”), the Federal National Mortgage Association (“FNMA”), and the Government National Mortgage Association (“GNMA”), and state and local obligations. This activity (a) generates positive interest rate spreads on large principal balances with minimal administrative expense; (b) lowers the credit risk of Peoples Bank’s loan portfolios as a result of the guarantees of full payment of principal and interest by FHLMC, FNMA, and GNMA; (c) enables Peoples Bank to use securities as collateral for financings in the capital markets; and (d) increases the liquidity of Peoples Bank.

On a yearly basis, Peoples updates its long-term strategic plan. This plan includes, among other things, Peoples’ commitment to maintaining a strong capital base and continuing to improve the organization’s return on assets through asset growth and controlling operating expenses. Continued careful monitoring of interest rate risk is also cited as an important goal. As a result, continued origination of short-term consumer and installment loans, prime plus equity loans, adjustable rate mortgage loans, and fixed-rate real estate loans with original terms of 15 years or less is emphasized.

Overview

Peoples had net income of $3.40 million for the year ended September 30, 2014 compared to $2.63 million for the year ended September 30, 2013. On a diluted per share basis, Peoples earned $1.47 per share in 2014, and $1.11 per share in 2013. The increase in earnings was due to a decrease of $690,000 in interest expense paid on deposits and borrowings to $3.0 million for the year ended September 30, 2014 compared to the year ended September 30, 2013 and an increase in net interest income because of better returns on certain investment securities resulting from slower prepayment speeds.

Net interest income was $12.46 million for the year ended September 30, 2014 compared to $11.66 million for the year ended September 30, 2013. The net interest margin was 2.86% and 2.66% for the years ended September 30, 2014 and 2013, respectively. The increase in margin has been due to the interest rate market effect on mortgage backed securities, resulting in slower prepayments and thus less premium amortization. Those factors increased the yields on those securities. Another factor was the previously mentioned decrease in interest expenses.

Non-interest income was impacted by decreased gains on the sale of investment securities and loans and decreased fees and service charges for the year ended September 30, 2014 compared to the year ended September 30, 2013, only partially offset by increases in income from fiduciary activities generated by Peoples Bank’s trust department. The decrease in the gain on sale of loans was due largely to decreased consumer mortgage lending activity in fiscal 2014 compared to fiscal 2013. Peoples Bank originated $21.5 million of consumer mortgage loans during the 12 months ended September 30, 2014 compared to $44.6 million during the 12 months ended September 30, 2013.

Non-interest expenses decreased in fiscal 2014 due largely to better claims experience within Peoples’ self-insured health care plan for employees. Additionally, 2013 contained $872,000 of prepayment penalty expense to retire FHLB debt early that was not repeated in 2014. Non-interest expenses, as a percentage of Peoples’ total assets, were 2.51% and 2.84% for the fiscal years ended September 30, 2014 and 2013, respectively. Changes in Peoples’ mix of taxable earnings related to the investment portfolio increased tax expense during the year ended September 30, 2014.

Critical Accounting Policies

Peoples has established various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of its financial statements. The significant accounting policies of Peoples are described in the footnotes to the consolidated financial statements for fiscal year 2014 beginning at page F-8 in this joint proxy statement/prospectus. Certain of these policies are important to the portrayal of Peoples’ financial condition and results of operations, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are significant and inherently uncertain. Management believes that its critical accounting policies include determining the allowance for loan losses (“ALL”) and accounting for goodwill.

Allowance For Loan Losses

The ALL is a significant estimate that can and does change based on management’s assumptions about specific borrowers and applicable economic and environmental conditions, among other factors. Management reviews the adequacy of the ALL on a quarterly basis. This review is based on specific identified risks or anticipated losses in individual loans, a percentage factor based on the classification of certain loans, and management’s analysis of overall economic conditions such as employment, bankruptcy trends, property value changes and changes in delinquency levels.

Credits are evaluated individually based on degree of delinquency and/or identified risk ratings of special mention or worse. Credits with delinquency levels of less than 60 days and risk ratings of satisfactory/monitor or better, are reviewed in the aggregate. Percentage factors applied to individual credits are based on risk rating, the type of credit and estimated potential losses in the event liquidation becomes necessary. Percentage factors applied to loans reviewed in the aggregate are based solely on the type of credit. Anticipated losses on loans transferred to real estate owned are recognized immediately upon recording the asset.

The ALL also includes a component based on management’s assumptions of changes in risk in non-quantifiable areas such as market conditions, property values, employment conditions and perceived changes in overall portfolio quality due to changes in concentration, underwriting changes and both national and regional trends.

External factors such as increases in unemployment, regional softness in property values and increasing national numbers in bankruptcy and internal factors such as the continuing increase in the commercial loan portfolio, and increasing unsecured delinquencies and charge offs may result in larger losses in current economic conditions. Management believes its process for identifying specific risks in the portfolio is adequate and appropriate. However, fraud on the part of borrowers cannot always be uncovered by a bank. Changes in loan concentration, delinquency and portfolio are addressed through the variation in percentages used in calculating the ALL for various types of credit as well as individual review of “high risk” credits and large loans.

Accounting for Goodwill

Goodwill is no longer amortized by Peoples but instead is tested annually for impairment. The impairment testing involves estimating the fair value of Peoples and comparing it to the carrying amount. If the fair value is less than the carrying value, then the implied fair value of goodwill shall be determined and any related impairment loss will be recognized.

Effect of Current Events and Regulation

The Soundness of Other Financial Institutions Could Adversely Affect Peoples

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. Peoples has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Many of these transactions expose Peoples to credit risk in the event of default by the counterparty or client. In addition, Peoples’ credit risk may be exacerbated when the collateral held by Peoples cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due. There is no assurance that any such losses would not materially and adversely affect Peoples’ results of operations or earnings.

Difficult Market Conditions Have Adversely Affected The Financial Services Industry

Peoples is particularly exposed to downturns in the U.S. housing market. Dramatic declines in the housing market over the past six years, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans and securities and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities, major commercial and investment banks, and regional financial institutions. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have continued to observe tight lending standards, including with respect to other financial institutions, although there have been signs that lending is increasing. These market conditions have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence and increased market volatility. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on Peoples and others in the financial institutions industry. In particular, Peoples may face the following risks in connection with these events:

•	Peoples is experiencing, and expects to continue experiencing increased regulation of the industry, particularly as a result of the Dodd-Frank Act and the CFPB. Compliance with such regulation is expected to increase costs and limit Peoples’ ability to pursue business opportunities.

•	Peoples’ ability to assess the creditworthiness of customers may be impaired if the models and approach used to select, manage and underwrite the customers become less predictive of future behaviors.

•	The process Peoples uses to estimate losses inherent in its credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of borrowers to repay their loans, which may no longer be capable of accurate estimation which may, in turn, impact the reliability of the process.

•	Competition in the financial services industry could intensify as a result of the increasing consolidation of financial services companies in connection with current market conditions.

•	Peoples may be required to pay significantly higher deposit insurance premiums because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

In addition, the Federal Reserve has been injecting vast amounts of liquidity into the banking system to compensate for weaknesses in short-term borrowing markets and other capital markets, but has been reducing this activity. A reduction in the Federal Reserve’s activities or capacity could reduce liquidity in the markets, thereby increasing funding costs to Peoples or reducing the availability of funds to Peoples to finance its existing operations.

Concentrations of Real Estate Loans Could Subject Peoples to Increased Risks in the Event of a Real Estate Recession or Natural Disaster

A significant portion of Peoples’ loan portfolio is secured by real estate. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A weakening of the real estate market in Peoples’ primary market area could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on Peoples’ profitability and asset quality. If Peoples is required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, earnings and capital could be adversely affected. Historically, Indiana and Michigan have experienced, on occasion, significant natural disasters, including tornadoes and floods. The availability of insurance for losses for such catastrophes is limited. Peoples’ operations could also be interrupted by such natural disasters. Acts of nature, including tornadoes and floods, which may cause uninsured damage and other loss of value to real estate that secures loans or interrupts Peoples’ business operations, may also negatively impact operating results or financial condition.

Peoples is Subject to Cybersecurity Risk and May Incur Increasing Costs in an Effort to Minimize Those Risks

Peoples’ business employs systems and a website that allow for the secure storage and transmission of customers’ proprietary information. Security breaches could expose Peoples to a risk of loss or misuse of this information, litigation and potential liability. Peoples may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber attacks. Any compromise of security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to Peoples’ reputation, and a loss of confidence in Peoples’ security measures, which could harm the business.

Discussion of Changes in Financial Condition from September 30, 2013 to September 30, 2014

Total assets increased $20.4 million to $471.2 million at September 30, 2014 compared to 2013. The increase was due primarily to increases in cash and cash equivalents, interest-bearing time deposits and investment securities held to maturity, offset by a decrease in investment securities available for sale. Short term interest bearing deposits increased $12.0 million to $13.5 million and total investments, including interest bearing time deposits, increased $6.7 million to $193.5 million. Approximately $11.0 million in investment securities were added to the held to maturity portfolio as part of a leverage strategy to increase earnings. Net loans increased by $972,000 to $228.9 million.

Total liabilities increased $18.0 million to $410.4 million at September 30, 2014 compared to 2013. Deposits increased by $4.2 million to $353.9 million at September 30, 2014 compared to 2013, and FHLB advances increased by $13.1 million to $52.2 million at September 30, 2014 compared to 2013. These increases were partially offset by a reduction of $247,333 in short-term borrowings. Borrowings from the FHLB increased by $13 million to take advantage of low borrowing rates being offered on longer term debt to aid in Peoples Bank’s interest rate risk position. Another $2.5 million was borrowed and combined with $3.0 million of brokered CDs to fund the investment portfolio leverage strategy previously mentioned. The brokered CDs, along with growth in fiduciary trust accounts, contributed to the growth in deposits.

Stockholders’ equity increased $2.5 million to $60.8 million at September 30, 2014 compared to 2013. Of this increase, $1.5 million came from annual earnings exceeding dividends paid to shareholders during the fiscal period and $976,000 was due to an increase in accumulated other comprehensive income related to increased unrealized gains in Peoples Bank’s investment portfolio compared to September 30, 2013.

Discussion of Changes in Financial Condition from September 30, 2014 to March 31, 2015

Total assets increased $5.7 million to $476.9 million at March 31, 2015 compared to September 30, 2014. The increase was due primarily to increases in cash and amounts due from depository institutions. Due primarily to timing, deposit balances at the Federal Home Loan Bank of Indianapolis were $6.2 million higher in March than they were in September. Available for sale securities also increased by $5.6 million to $175.4 million as of March 31, 2015. That increase was offset by lower balances on short-term interest bearing deposits, interest bearing time deposits, securities held to maturity and FHLBI stock. Net loan balances decreased by $1.1 million for the six-month period ending March 31, 2015 to $227.8 million.

Total liabilities increased $4.2 million to $414.6 million at March 31, 2015 compared to September 30, 2014. Deposits increased by $4.4 million to $358.3 million at March 31, 2015 compared to September 30, 2014, and FHLB advances decreased by $720,000 to $51.5 million at March 31, 2015 compared to September 30, 2014. These increases were partially offset by a reduction of $465,000 in short-term borrowings. About half of the increase in deposits was due to increased balances by clients of Peoples Bank’s trust department.

Stockholders’ equity increased $1.5 million to $62.2 million at March 31, 2015 compared to September 30, 2014. Of this increase, $920,000 was due to an increase in accumulated other comprehensive income related to increased unrealized gains in Peoples Bank’s investment portfolio and $550,000 came from earnings exceeding dividends paid to shareholders during the six-month period.

Results of Operations, Fiscal Year Ended September 30, 2014 Compared to Fiscal Year Ended September 30, 2013

Peoples’ net income for the fiscal year ended September 30, 2014 was $3.4 million compared to $2.6 million for the fiscal year ended September 30, 2013. On a diluted basis, Peoples earned $1.47 per share in fiscal 2014, compared to $1.11 per share in fiscal 2013.

Peoples’ net interest income increased $799,000 to $12.5 million for the fiscal year ended September 30, 2014. Interest earned on investments and other interest-earning assets increased while interest earned on loans decreased but was offset by decreases in interest paid on deposits during the year. Although interest expense on deposits declined, actual deposit balances increased by $4.2 million during the year. The decline in the cost of deposits was largely because of a shift from higher cost certificates of deposit to lower cost checking and savings accounts. Interest on long-term debt decreased to $1.2 million from $1.5 million. The average balance outstanding of FHLB advances increased by $1.9 million, however, the paying off of higher cost borrowings in 2013 resulted in the decline in interest expense in 2014.

Provision for loan losses increased $122,000 to $385,000 reflecting adjustments due to management’s continuing review of its loan portfolio. Management’s review of its loan portfolio is based on historical information, concentrations, delinquency trends, experience of lending personnel, review of specific loans, and general economic conditions.

Non-interest income decreased $552,000 to $3.7 million due primarily to a $390,000 decrease in securities gains, decreases in gains from the sale of mortgage loans and a decline in fees and service charges. Peoples Bank’s trust department increased revenue by 28% to $620,000 for the year ended September 30, 2014 compared to the year ended September 30, 2013.

Total non-interest expense decreased $986,000 to $11.8 million for the year ended September 30, 2014. Salaries and benefits decreased $305,000 to $7.0 million due to decreased expenses related to Peoples’ self-insured health insurance plan. The remaining decline was due to $872,000 of prepayment penalty expense incurred in 2013 that was not repeated in 2014.

The effective tax rate for Peoples for the years ended September 30, 2014 and 2013 was 12.5% and 5.5%, respectively. Effective tax rates can be affected by the mix of taxable versus tax-exempt interest income, the level of non-deductible expenses for the year, and the timing of the deductibility of certain items. Please see Note 10 to Peoples’ consolidated financial statements beginning on page F-27 in this joint proxy statement/prospectus for a breakdown of these differences.

Results of Operations, Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014

Peoples’ net income for the quarter ended March 31, 2015 was $657,000 compared to $746,000 for the quarter ended March 31, 2014. On a diluted basis, Peoples earned $0.28 per share in the fiscal second quarter of 2015, compared to $0.32 per share in the same period of 2014.

Lower provision for loan loss expenses helped to mitigate the continuing decline in Peoples’ net interest income for the quarter ended March 31, 2015 compared to the same quarter ended in 2014. Interest income is declining at a faster rate than interest expenses, thus causing net interest margin to decline. Net interest margin was 2.71% for the three months ended March 31, 2015 compared to 2.94% for the same three-month period in 2014. Non-interest income increased $33,000 to $900,000 for the quarter. This was primarily because of the increase in trust income caused by a large increase in assets under management during the period ended March 31, 2015 compared to the period ended March 31, 2014. The market value of assets in the trust department increased $83 million to $229.7 million from March 31, 2014 to March 31, 2015, largely due to a single relationship. Non-interest expenses were $76,000 higher in the three-month period ending March 31, 2015 compared to the three-month period ended March 31, 2014. During 2015, the company paid fees associated with the pending acquisition by Horizon of approximately $177,000.

The effective tax rate for Peoples for the quarters ended March 31, 2015 and 2014 was 6.8% and 11.4%, respectively. Effective tax rates can be affected by the mix of taxable versus tax-exempt interest income, the level of non-deductible expenses for the year, and the timing of the deductibility of certain items.

Results of Operations, Six Months Ended March 31, 2015 Compared to Six Months Ended March 31, 2014

Peoples’ net income for the six months ended March 31, 2015 was $1.47 million compared to $1.51 million for the six months ended March 31, 2014. On a diluted basis, Peoples earned $0.64 per share in fiscal 2015, compared to $0.65 per share in fiscal 2014.

Peoples’ net interest income decreased $337,000 to $5.96 million for the six-month period ended March 31, 2015. Interest income for the six months declined at a faster rate than interest expenses, thus causing net interest margin to decline. Net interest margin was 2.66% for the six months ended March 31, 2015 compared to 2.92% for the same six-month period in 2014.

Provision for loan losses decreased $108,000 to $69,000 reflecting adjustments due to management’s continuing review of its loan portfolio. Management’s review of its loan portfolio is based on historical information, concentrations, delinquency trends, experience of lending personnel, review of specific loans, and general economic conditions.

Non-interest income increased $326,000 to $1.9 million due primarily to a $210,000 increase in securities gains and a $79,000 increase in fiduciary income related to fee income within the Peoples Bank’s trust department. The increase in trust income was because of a growth in assets by more than 50% at March 31, 2015 compared to March 31, 2014.

Total non-interest expense increased $137,000 to $6.1 million for the six months ended March 31, 2015. During 2015, the company paid fees associated with the pending acquisition by Horizon of approximately $177,000. Salaries and benefits decreased $36,000 to $3.5 million due to decreased expenses related to Peoples’ self-insured health insurance plan.

The effective tax rate for Peoples for the six-month periods ended March 31, 2015 and 2014 was 11.3% and 11.5%, respectively. Effective tax rates can be affected by the mix of taxable versus tax-exempt interest income, the level of non-deductible expenses for the year, and the timing of the deductibility of certain items.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented in this joint proxy statement/prospectus have been prepared in accordance with generally accepted accounting principles which require the measurement of financial condition and operating results in terms of historical dollars or fair value without considering changes in the relative purchasing power of money over time due to inflation.

Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, since such prices are affected by inflation. In a volatile interest rate environment, liquidity and the maturity structure of the Banks’ assets and liabilities are critical to the maintenance of acceptable performance levels.

Average Balances and Interest Rates and Yields

The following table sets forth the weighted-average yields earned on Peoples’ assets and the weighted-average rate paid on deposits and borrowings.

	Years Ended September 30, (Dollars in Thousands)
	2014			2013
	Average Balance	Interest	Yield Rate	Average Balance	Interest	Yield Rate
Interest-earning assets:
Loans receivable (1)	$232,552	$10,761	4.63%	$230,774	$11,371	4.93%
Investment securities (2)	181,357	4,448	2.45%	194,133	3,792	1.95%
Interest-bearing deposits/FHLB stock	20,987	269	1.28%	13,807	207	1.50%

Total interest-earning assets	434,896	15,478	3.56%	438,714	15,370	3.50%
Non-interest-earning assets	30,855			30,330

Total assets	$465,751			$469,044

Deposits and interest-bearing liabilities:
Interest-bearing deposits	$325,789	$1,840	0.56%	$329,927	$2,192	0.66%
FHLB advances	50,558	1,178	2.33%	48,615	1,515	3.12%
Other borrowings	677	1	0.15%	813	2	0.25%

Total interest-bearing liabilities	377,024	3,019	0.80%	379,355	3,709	0.98%
Non-interest-bearing deposits	26,122	—		24,652	—

Total including non-interest-bearing demand deposits	403,146	3,019	0.75%	404,007	3,709	0.92%
Other non-interest-bearing liabilities	2,522			3,086

Total liabilities	405,668			407,093
Stockholders’ equity	60,083			61,951

Total liabilities and stockholders’ equity	$465,751			$469,044

Net interest income; interest rate spread		$12,459	2.76%		$11,661	2.52%

Net interest margin (3)			2.86%			2.66%

Average interest-earning assets to average interest-bearing liabilities			115%			116%

(1)	Average balances include nonaccrual balances.
(2)	Yield on investment securities is computed based on amortized cost.
(3)	Net interest margin is net interest income divided by average interest-earning assets.

Interest Rate Spread

The following table sets forth the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities for the years ending September 30, 2014 and 2013.

	2014	2013
Weighted average interest rate on:
Loans	4.63%	4.93%
Securities	2.45	1.95
Interest-bearing deposits	0.55	0.60
FHLB stock	4.19	3.61
Combined	3.56	3.50
Weighted average cost of:
Interest-bearing deposits	0.56	0.66
FHLB advances	2.33	3.12
Other borrowings	0.15	0.25
Combined	0.80	0.98
Interest rate spread	2.76	2.52
Net yield on weighted average interest-earning assets	2.86	2.66

Rate/Volume Analysis

In addition to changes in interest rates, changes in volume can have a significant effect on net interest income. The following table describes the extent to which changes in interest rates and changes in volume of interest related assets and liabilities have affected Peoples Bank’s interest income and expense for the periods indicated. For the purposes of this table, changes attributable to both rate and volume, which cannot be separated, have been allocated proportionately to the change due to volume and the change due to rate. Tax-exempt income was calculated using actual rates and not adjusted for the tax effects.

	Years Ended 2014 vs 2013
	Increase
	(Decrease)		Total
	Due to		Increase
	Volume	Rate	(Decrease)
Interest income from:
Loans	$88	($698)	$(610)
Investment securities	(250)	906	656
Interest-bearing deposits/FHLB stock	108	(46)	62

Total interest income	(54)	162	108

Interest expense from:
Interest-bearing deposits	(27)	(325)	(352)
FHLB Advances	61	(398)	(337)
Other borrowings	—	(1)	(1)

Total interest expense	34	(724)	(690)

Net interest income (expense)	($88)	$886	$798

Liquidity and Capital Resources

The primary internal sources of funds for operations are principal and interest payments on loans and new deposits. In addition, if greater liquidity is required, Peoples Bank can borrow from the FHLB. Under existing resolutions of the Peoples board of directors, Peoples may borrow an additional $33.5 million as of September 30, 2014, and an additional $41.2 million as of March 31, 2015. If borrowing in excess of these amounts is ever needed, the board of directors could increase the available credit amounts significantly, limited only by the size of the loan portfolio. Peoples Bank operates under a blanket collateral agreement with the FHLB, whereby single family loans act as collateral for the borrowings. Peoples Bank also has the ability to pledge specific government agency securities to secure its borrowings at the FHLB. In the opinion of management, Peoples’ liquid assets are adequate to meet outstanding loan commitments and other obligations.

Management knows of no existing or potential obligations which would materially impact the liquidity levels.

During the year ended September 30, 2014, cash and cash equivalents increased $11.5 million, interest-bearing time deposits decreased $6.9 million, investment securities decreased $190,000, and net loans increased $972,000. Deposits increased $4.2 million, and FHLB advances increased $13.1 million. In fiscal 2014, there was $5.7 million in net cash provided by operating activities.

During the three and six months ended March 31, 2015, cash and cash equivalents decreased $7.5 million and increased $4.6 million, respectively; investment securities increased $5.2 million and $4.7 million, respectively; and net loans decreased $5.4 million and $1.1 million, respectively. Deposits decreased $10.4 million and $4.4 million for the three and six months ended March 31, 2015, and FHLB advances decreased $203,000 and $720,000, respectively, for those periods. In the three and six months ended March 31, 2015, there was $1.6 million and $4.6 million, respectively, in net cash provided by operating activities.

Off-Balance Sheet Arrangements

Peoples does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Peoples’ financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Additional Information Regarding Maurice F. Winkler, III

As noted under “The Merger Agreement – Management and Operations After the Merger,” Maurice F. Winkler, III, the current President and Chief Executive Officer and a director of Peoples and Peoples Bank, will be appointed to the Horizon and Horizon Bank boards of directors effective upon the closing of the merger. Mr. Winkler is expected to meet the standards to be considered an “independent director” of Horizon under the Listing Standards for the NASDAQ Stock Exchange, as he is not expected to be an employee of either Horizon or Horizon Bank. Set forth below is information regarding the business background of Mr. Winkler, followed by information regarding compensation earned by Mr. Winkler during Peoples’ fiscal year ended September 30, 2014.

Business Background

Maurice F. Winkler, III, who is age 59 as of the date hereof, was appointed to the Board of Directors of Peoples Bank and Peoples in June 1993. Mr. Winkler joined Peoples Bank in 1979. From 1981 to 1985, he served as Peoples Bank’s Controller and in December 1985 became Vice President-Operations. Mr. Winkler assumed the duties of President and Chief Executive Officer of Peoples and Peoples Bank effective October 1, 1996.

Executive Compensation

The following table presents information for compensation awarded to, earned by, or paid to Mr. Winkler for the fiscal years 2014 and 2013:

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary(1)	Bonus(2)	All Other Compensation ($)(3)	Total ($)
Maurice F. Winkler, III	2014	$194,686	$0	$11,367	$206,053
President and Chief Executive Officer	2013	$192,083	$8,967	$11,655	$212,705

(1)	Includes salary amounts earned but deferred under Peoples Bank’s 401(k) Plan, as well as fees received for service as a director of Peoples and Peoples Bank.
(2)	Under the bonus plan of Peoples Bank, bonus funds are made available from the net profits of Peoples Bank up to 10% of an employee’s annual salary, as defined in the plan, with the amount of such bonus determined by the Budget/Compensation Committee of Peoples Bank.
(3)	Includes Peoples Bank’s matching contributions and allocations under its 401(k) Plan and the value of certain insurance premiums for Mr. Winkler’s benefits under the Peoples Bank’s split-dollar insurance plan and its 2011 Supplemental Life Insurance Plan in which Mr. Winkler participates. Mr. Winkler received certain perquisites during fiscal 2014 and 2013, but the incremental cost of providing those perquisites did not exceed the $10,000 disclosure threshold.

Employment and Other Agreements

Horizon and Mr. Winkler have agreed to enter into a Mutual Termination of Employment Agreement at the closing of the merger. As discussed under “Interests of Certain Directors and Officers of Peoples in the Merger,” as a result of the change in officer status and responsibility of Mr. Winkler that will occur following the merger, he will receive a lump sum cash payment in the amount specified in his employment agreement at the effective time of the merger. Upon payment of that amount, which is currently estimated at $484,741, less applicable tax withholdings, the employment agreement between Peoples and Mr. Winkler will terminate.

Pension Plan

Peoples Bank maintains an IRS qualified defined benefit pension plan for all eligible employees (the “Participants”), named The Pentegra Defined Benefit Plan for Financial Institutions, as adopted by Peoples Bank (the “Pension Plan”). In order to be eligible to participate, an employee must attain age 21 and complete 12 months of employment. The Pension Plan is funded solely by Peoples Bank’s contributions and provides for 100% vesting after five years of credited service. All full-time employees who were Participants in the Plan on August 1, 2007, participate in the Plan, which was frozen as of that date. Further eligibility and benefit accruals under the Pension Plan ceased as of August 1, 2007.

A Participant’s benefit at normal retirement age (65) is dependent upon his total years of credited service and his average annual earnings for the five consecutive years of highest earnings prior to August 1, 2007. The benefit so determined is subject to actuarial reduction for commencement of benefit payments prior to age 65. The Pension Plan also provides for certain death benefits. Horizon plans to assume the Pension Plan at the closing of the Merger. Mr. Winkler anticipates receiving retirement benefits under the Pension Plan in a lump sum of approximately $1,044,456 on or after the closing of the merger.

401(k) Plan

Peoples Bank also has a Peoples Bancorp Employees’ Savings & Profit Sharing Plan and Trust (the “401(k) Plan”) for its employees that provides for employee contributions between 1% and 15% of salary on a pre-tax basis with matching employer contributions equal to 100% of a participant’s contribution up to 6% of salary. Withdrawals under the 401(k) Plan are permitted upon the attainment of age 59 or for hardship. Participants are allowed to choose from a variety of investment vehicles to invest their 401(k) accounts and, in the absence of a choice by a participant, are invested in money market fund accounts. The 401(k) Plan also maintains accounts holding shares of Peoples common stock for participants from a prior terminated ESOP that were acquired at a time when the 401(k) Plan offered such stock as an investment option. As of September 30, 2014, Mr. Winkler had a balance of $539,911 under the 401(k) Plan, including 9,172 shares of Peoples common stock.

Transactions With Certain Related Persons

Peoples Bank has followed the policy of offering loans to Peoples’ and Peoples Bank’s directors, officers, and employees for the financing of their principal residences. These loans are made in the ordinary course of business on substantially the same terms and collateral, including interest rates, as those of comparable transactions prevailing at the time and do not involve more than the normal risk of collectability or present other unfavorable features. Peoples Bank grants consumer loans to directors, officers, and employees at rates and terms applicable to its other customers. All loans to executive officers and directors are subject to OCC regulations restricting loans and other transactions with affiliated persons of Peoples Bank. As of September 30, 2014, Mr. Winkler had a $300,000 line of credit from Peoples Bank subject to an annual interest rate of 4.2%. No amounts had been drawn by Mr. Winkler on that line of credit as of September 30, 2014.

Adjournment of the Special Meeting (Item 2 on the Peoples Proxy Card)

In addition to the proposal to approve the Merger Agreement, the shareholders of Peoples also are being asked to approve a proposal to adjourn or postpone the Special Meeting to permit further solicitation of proxies in the event that an insufficient number of shares is present in person or by proxy to approve the Merger Agreement.

It is rare for a company to achieve 100% (or even 90%) shareholder participation at an annual or special meeting of shareholders, and only a majority of the holders of the outstanding shares of Peoples common stock is required to be represented at the Special Meeting, in person or by proxy, for a quorum to be present. In the event that shareholder participation at the Special Meeting is lower than expected, Peoples would like the flexibility to postpone or adjourn the meeting in order to attempt to secure broader shareholder participation. If Peoples desires to adjourn the Special Meeting, Peoples will request a motion that the Special Meeting be adjourned, and delay the vote on the Merger Agreement proposal described herein until the Special Meeting is reconvened. If Peoples adjourns the Special Meeting for 30 days or less, Peoples will not set a new record date and will announce prior to adjournment the date, time, and location at which the Special Meeting will be reconvened. No other notice will be provided. Unless revoked prior to its use, any proxy solicited for the Special Meeting will continue to be valid for any adjourned or postponed Special Meeting, and will be voted in accordance with the shareholder’s instructions and, if no contrary instructions are given, for the Merger Agreement proposal.

Any adjournment will permit Peoples to solicit additional proxies and will permit a greater expression of the views of Peoples’ shareholders with respect to the merger. Such an adjournment would be disadvantageous to shareholders who are against the proposal to approve the Merger Agreement because an adjournment will give Peoples additional time to solicit favorable votes and increase the chances of approving that proposal. Peoples has no reason to believe that an adjournment of the Special Meeting will be necessary at this time.

Peoples’ board of directors recommends that shareholders vote “FOR” the proposal to adjourn or postpone the Special Meeting, if necessary.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND EXPERTS

The consolidated financial statements of Horizon incorporated by reference to Horizon’s Annual Report on Form 10-K for the three years ended December 31, 2014, have been audited by BKD LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference into this joint proxy statement/prospectus in reliance upon such report given on the authority of BKD LLP as experts in accounting and auditing.

The consolidated financial statements of Peoples as of and for the fiscal years ended September 30, 2014 and 2013 included in this joint proxy statement/prospectus and in the registration statement of which this joint proxy statement/prospectus is a part have been audited by BKD LLP, independent registered public accounting firm, as set forth in their report thereon in reliance upon such report given on the authority of BKD LLP as experts in accounting and auditing.

LEGAL MATTERS

Certain matters pertaining to the validity of the authorization and issuance of the Horizon common stock to be issued in the proposed merger and certain matters pertaining to the federal income tax consequences of the proposed merger will be passed upon by Barnes & Thornburg LLP, Indianapolis, Indiana.

SHAREHOLDER PROPOSALS FOR NEXT YEAR

Horizon

        If the merger is completed, Peoples shareholders will become shareholders of Horizon. To be included in Horizon’s proxy statement and voted on at Horizon’s regularly scheduled 2016 annual meeting of shareholders, shareholder proposals must be submitted in writing by             , 2015, to Horizon’s Secretary, 515 Franklin Square, Michigan City, Indiana 46360, which date is 120 calendar days before the anniversary date of the release of this joint proxy statement/prospectus relating to Horizon’s 2015 Annual Meeting. If notice of any other shareholder proposal intended to be presented at the 2016 annual meeting is not received by Horizon on or before             , 2015, the proxy solicited by the Horizon board of directors for use in connection with that meeting may confer authority on the proxies to vote in their discretion on such proposal, without any discussion in the Horizon proxy statement for that meeting of either the proposal or how such proxies intend to exercise their voting discretion. Any such proposals will be subject to the requirements of the proxy rules and regulations adopted under the Securities Exchange Act of 1934, as amended. If the date of the 2016 annual meeting is changed, the dates set forth above may change.

Horizon’s Bylaws also provide that a shareholder wishing to nominate a candidate for election as a director or to have any other matter considered by the shareholders at the annual meeting must give Horizon written notice of the nomination not fewer than 120 days in advance of the date that Horizon’s proxy statement was released to shareholders in connection with the previous year’s annual meeting, which nomination or proposal date for the 2016 annual meeting is             , 2015. Shareholder nominations must include the detailed information about the nominee required by the Bylaws and also must comply with the other requirements set forth in the Bylaws. Proposals to bring other matters before the shareholders must include a brief description of the proposal and the other information required by the Bylaws. Copies of the Bylaws are available to shareholders free of charge upon request to Horizon’s Secretary.

Peoples

If the merger occurs, there will be no Peoples annual meeting of shareholders for 2016 or thereafter. In that case, shareholder proposals must be submitted to Horizon in accordance with the procedures described above. If the merger is not completed, Peoples will provide notice of the record date and annual meeting date for its 2016 annual shareholders’ meeting.

WHERE YOU CAN FIND MORE INFORMATION

Horizon files annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that Horizon files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Horizon’s public filings also are available to the public from commercial document retrieval services and on the World Wide Web site maintained by the SEC at “http://www.sec.gov.” Shares of Horizon common stock are listed on the NASDAQ Global Select Market under the symbol “HBNC.”

Horizon has filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended, with respect to the common stock of Horizon being offered in the merger. This joint proxy statement/prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. Parts of the registration statement are omitted from the joint proxy statement/prospectus in accordance with the rules and regulations of the SEC. For further information, your attention is directed to the registration statement. Statements made in this joint proxy statement/prospectus concerning the contents of any documents are not necessarily complete, and in each case are qualified in all respects by reference to the copy of the document filed with the SEC.

The SEC allows Horizon to “incorporate by reference” the information filed by Horizon with the SEC, which means that Horizon can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this joint proxy statement/prospectus.

Horizon incorporates by reference the following documents and information that it has filed previously with the SEC (excluding any Form 8-K reports that have not been “filed” but instead have been “furnished” to the SEC):

•	Horizon’s Annual Report on Form 10-K for the year ended December 31, 2014;

•	Horizon’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015;

•	Horizon’s Current Reports on Form 8-K filed on February 19 and March 20, 2015;

•	The description of Horizon’s common stock under the caption “Description of Common Stock” in the Registration Statement on Form S-3 filed with the SEC on January 14, 2015, including any amendment or report filed for the purpose of updating that description.

Horizon is also incorporating by reference additional documents that it files with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date hereof and the dates of Horizon’s Annual Meeting and Peoples’ Special Meeting. Any statement contained in a document that is incorporated by reference will be deemed to be modified or superseded for all purposes to the extent that a statement contained in this document (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Notwithstanding the foregoing, unless specifically stated to the contrary, none of the information Horizon discloses under Items 2.02 or 7.01 of any Current Report on Form 8-K that Horizon may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this joint proxy statement/prospectus.

These documents may be obtained as explained above, or you may request a free copy of any or all of these documents, including exhibits that are specifically incorporated by reference into these documents, by writing to or calling Horizon at the following address or telephone number or via the Internet at:

Horizon Bancorp

515 Franklin Square

Michigan City, Indiana 46360

Attn: Investor Relations

(219) 879-0211

Website: www.horizonbank.com

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is inconsistent with information contained in this document or any document incorporated by reference. This joint proxy statement/prospectus is not an offer to sell these securities in any state where the offer and sale of these securities is not permitted. The information in this joint proxy statement/prospectus is current as of the date it is mailed to security holders, and not necessarily as of any later date. If any material change occurs during the period that this joint proxy statement/prospectus is required to be delivered, this joint proxy statement/prospectus will be supplemented or amended.

All information regarding Horizon in this joint proxy statement/prospectus has been provided by Horizon, and all information regarding Peoples in this joint proxy statement/prospectus has been provided by Peoples. Neither Horizon nor Peoples is required to provide any additional information about Peoples in this document. Peoples generally provides a copy of its financial statements to its shareholders on an annual basis. Copies of the financial statements can be obtained, without charge, by contacting Maurice F. Winkler, III, Peoples’ President and Chief Executive Officer, at (260) 925-2500.

PEOPLES BANCORP AND SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor’s Report

Audit Committee, Board of Directors and Stockholders

Peoples Bancorp

Auburn, Indiana

We have audited the accompanying consolidated financial statements of Peoples Bancorp and its subsidiaries, which comprise the consolidated balance sheets as of September 30, 2014 and 2013, and the related consolidated statements of income, comprehensive income (loss), stockholders’ equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bancorp and its subsidiaries as of September 30, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ BKD LLP

Indianapolis, Indiana

November 25, 2014

Peoples Bancorp

Consolidated Balance Sheets

September 30, 2014 and 2013

	2014	2013
Assets
Cash and cash equivalents	$17,658,180	$6,197,988
Interest-bearing time deposits	12,766,000	5,899,000
Investment securities available for sale	169,764,720	180,938,743
Investment securities held to maturity (fair value of $10,951,776 and $0)	10,984,331	—
Mortgage loans held for sale	244,650	433,000
Loans, net of allowance for loan losses of $1,980,170 and $2,302,824	228,900,228	227,927,874
Premises and equipment, net	5,257,811	4,934,748
Federal Home Loan Bank of Indianapolis stock, at cost	4,127,700	4,127,700
Goodwill	2,330,198	2,330,198
Cash surrender value of life insurance	13,603,323	13,322,171
Other assets	5,546,867	4,648,983

Total assets	$471,184,008	$450,760,405

Liabilities
NOW and savings deposits	$212,793,800	$198,606,348
Certificates of deposit	141,126,454	151,071,473

Total deposits	353,920,254	349,677,821
Short-term borrowings	650,379	897,712
Federal Home Loan Bank advances	52,217,143	39,163,522
Other liabilities	3,631,602	2,728,877

Total liabilities	410,419,378	392,467,932

Commitments and Contingencies
Stockholders’ Equity
Preferred stock, $1 par value
Authorized and unissued - 5,000,000 shares
Common stock, $1 par value
Authorized - 7,000,000 shares
Issued and outstanding - 2,311,858 and 2,314,288 shares	2,311,858	2,314,288
Retained earnings	56,771,502	55,273,078
Accumulated other comprehensive income	1,681,270	705,107

Total stockholders’ equity	60,764,630	58,292,473

Total liabilities and stockholders’ equity	$471,184,008	$450,760,405

See Notes to Consolidated Financial Statements

Peoples Bancorp

Consolidated Statements of Income

Years Ended September 30, 2014 and 2013

	2014	2013
Interest Income
Loans	$10,760,674	$11,370,816
Investment securities	4,448,294	3,792,123
Other interest and dividend income	269,236	206,613

	15,478,204	15,369,552

Interest Expense
Deposits
NOW and savings deposits	186,599	186,708
Certificates of deposit	1,653,198	2,004,988
Short-term borrowings	1,346	1,609
Federal Home Loan Bank advances	1,177,605	1,515,468

	3,018,748	3,708,773

Net Interest Income	12,459,456	11,660,779
Provision for loan losses	385,250	263,750

Net Interest Income After Provision for Loan Losses	12,074,206	11,397,029

Noninterest Income
Fiduciary activities	620,282	483,901
Fees and service charges	1,581,205	1,626,683
Net realized gains on available-for-sale securities	710,360	1,100,741
Gain on sale of loans	140,090	317,814
Cash surrender value	445,292	428,998
Other income	153,296	243,902

Total other income	3,650,525	4,202,039

Noninterest Expenses
Salaries and employee benefits	7,037,605	7,342,602
Net occupancy expense	973,624	904,158
Equipment expense	678,548	742,878
Data processing expense	809,537	739,608
Deposit insurance expense	237,927	261,009
Telephone expense	223,011	213,638
Credit card expense	195,767	132,359
Other expenses	1,678,863	2,484,745

Total other expenses	11,834,882	12,820,997

Income Before Income Tax	3,889,849	2,778,071
Income tax expense	485,526	151,276

Net Income	$3,404,323	$2,626,795

Basic Earnings Per Share	$1.47	$1.11
Diluted Earnings Per Share	$1.47	$1.11
Weighted-Average Shares Outstanding - Basic	2,313,219	2,357,792
Weighted-Average Shares Outstanding - Diluted	2,313,219	2,357,792

See Notes to Consolidated Financial Statements

Peoples Bancorp

Consolidated Statements of Comprehensive Income (Loss)

Years Ended September 30, 2014 and 2013

	2014	2013
Net Income	$3,404,323	$2,626,795

Other Comprehensive Income (Loss)
Change in net unrealized gain (loss) on securities available for sale, net of taxes of $798,743 and $1,825,186 for 2014 and 2013, respectively	1,445,001	(3,261,926)
Less reclassification adjustment for realized gains included in net income, net of taxes of $241,522 and $374,252 for 2014 and 2013, respectively	468,838	726,489

Total other comprehensive income (loss)	976,163	(3,988,415)

Comprehensive Income (Loss)	$4,380,486	$(1,361,620)

See Notes to Consolidated Financial Statements

Peoples Bancorp

Consolidated Statements of Stockholders’ Equity

Years Ended September 30, 2014 and 2013

				Accumulated
				Other
	Common Stock		Retained	Comprehensive
	Outstanding	Amount	Earnings	Income	Total
Balances, October 1, 2012	2,398,493	$2,398,493	$56,161,768	$4,693,522	$63,253,783
Net income			2,626,795		2,626,795
Other comprehensive loss				(3,988,415)	(3,988,415)
Cash dividends ($.80 per share)			(1,880,667)		(1,880,667)
Repurchase of common stock	(84,205)	(84,205)	(1,634,818)		(1,719,023)

Balances, September 30, 2013	2,314,288	2,314,288	55,273,078	705,107	58,292,473
Net income			3,404,323		3,404,323
Other comprehensive income				976,163	976,163
Cash dividends ($.80 per share)			(1,850,259)		(1,850,259)
Repurchase of common stock	(2,430)	(2,430)	(55,640)		(58,070)

Balances, September 30, 2014	2,311,858	$2,311,858	$56,771,502	$1,681,270	$60,764,630

See Notes to Consolidated Financial Statements

Peoples Bancorp

Consolidated Statements of Cash Flows

Years Ended September 30, 2014 and 2013

	2014	2013
Operating Activities
Net income	$3,404,323	$2,626,795
Items not requiring (providing) cash
Provision for loan losses	385,250	263,750
Depreciation and amortization	609,452	716,358
Investment securities amortization, net	1,767,753	3,247,071
Loans originated for sale	(4,531,195)	(9,030,850)
Proceeds from sales of loans	4,859,635	9,380,664
Gain on sale of loans	(140,090)	(317,814)
Gain on real estate owned	(59,909)	(53,690)
Accretion of deferred loan fees	(116,617)	(172,052)
Net realized gains on available-for-sale securities	(710,360)	(1,100,741)
Increase in cash surrender value of life insurance	(445,292)	(428,998)
Deferred income tax	78,795	116,274
Change in
Interest receivable	33,231	(238,196)
Interest payable	(7,858)	(63,782)
Other adjustments	465,444	595,739

Net cash provided by operating activities	5,592,562	5,540,528

Investing Activities
Net change in interest-bearing time deposits	(6,867,000)	(4,664,000)
Purchases of securities available for sale	(39,932,186)	(52,903,224)
Purchase of securities held to maturity	(12,429,047)	—
Proceeds from maturities, call and paydowns of securities available for sale	31,209,071	60,050,730
Proceeds from maturities, call and paydowns of securities held to maturity	1,361,103	—
Proceeds from sales of securities available for sale	20,456,745	17,534,355
Net change in loans	(1,546,980)	(6,619,259)
Purchases of premises and equipment	(932,515)	(634,228)
Purchase of preferred stock	(1,000,000)	—
Proceeds from cash surrender value of life insurance	166,788	—
Proceeds from sale of foreclosed real estate	241,745	805,600

Net cash provided by (used in) investing activities	(9,272,276)	13,569,974

Financing Activities
Net change in
NOW and savings deposits	14,187,453	6,710,936
Certificates of deposit	(9,945,020)	(16,392,126)
Short-term borrowings	(247,333)	194,571
Proceeds from Federal Home Loan Bank advances	17,500,000	27,000,000
Repayment of Federal Home Loan Bank advances	(4,446,379)	(43,879,794)
Cash dividends	(1,850,745)	(1,897,507)
Repurchase of common stock	(58,070)	(1,719,023)

Net provided by (used in) in financing activities	15,139,906	(29,982,943)

Net Change in Cash and Cash Equivalents	11,460,192	(10,872,441)
Cash and Cash Equivalents, Beginning of Year	6,197,988	17,070,429

Cash and Cash Equivalents, End of Year	$17,658,180	$6,197,988

Additional Cash Flows Information
Interest paid	$3,026,606	$3,772,555
Income tax paid (refund)	(7,528)	482,183
Transfer to other real estate from loans	446,083	754,728

See Notes to Consolidated Financial Statements

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

Note 1: Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Peoples Bancorp (Company), its wholly owned subsidiary, Peoples Federal Savings Bank of DeKalb County (Bank), the Bank’s wholly owned subsidiaries, Peoples Financial Services, Inc. (Peoples Financial), PFDC Investments, Inc. and Alpha Financial, Inc. (Alpha) conform to accounting principles generally accepted in the United States of America and reporting practices followed by the thrift industry. The more significant of the policies are described below.

The Company is a thrift holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a federal thrift charter and provides full banking services, including trust services. The OCC now regulates both national banks and federal savings associations (thrifts). The holding company is subject to the regulation of the Federal Reserve.

The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in north central and north eastern Indiana and south central Michigan. The Bank’s loans are generally secured by specific items of collateral including real property and consumer assets.

Consolidation - The consolidated financial statements include the accounts of the Company, the Bank, Alpha, PFDC Investments, Inc. and Peoples Financial after elimination of all material intercompany transactions.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, loan servicing rights and fair values of financial instruments.

Cash and Cash Equivalents - Cash and cash equivalents include amounts due from banks and overnight investments with the Federal Home Loan Bank (FHLB). Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions and repurchase agreements.

Securities - Certain debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

For debt securities with fair value below amortized cost when the Bank does not intend to sell a debt security, and it is more likely than not the Bank will not have to sell the security before recovery of its cost basis, it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income (loss) for the noncredit portion of a previous other-than-temporary impairment is amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

For available-for-sale and held-to-maturity debt securities that management has no intent to sell and believes that it more likely than not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the noncredit loss is recognized in accumulated other comprehensive income. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected based on cash flow projections.

Mortgage Loans Held for Sale - Mortgage loans held for sale are carried at the lower of cost or fair value, determined using an aggregate basis. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Forward commitments to sell mortgage loans are acquired to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying amount of the loans sold, net of discounts collected or paid and considering a normal servicing rate.

Loans - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for unearned income, charge-offs, the allowance for loan losses, any unamortized deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized as a level yield adjustment over the respective term of the loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past-due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off are reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

Allowance for Loan Losses - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical charge-off experience and expected loss given default derived from the Company’s internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Groups of loans with similar risk characteristics are collectively evaluated for impairment based on the group’s historical loss experience adjusted for changes in trends, conditions and other relevant factors that affect repayment of the loans. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment measurements, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.

Premises and equipment is stated at cost, less accumulated depreciation. Buildings and related components are depreciated using either a straight-line or accelerated method with useful lives ranging from 5 to 39 years. Equipment is depreciated using a straight-line or accelerated method with useful lives ranging from 3 to 10 years. Land is carried at cost. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Foreclosed Assets Held for Sale are assets acquired through, or in lieu of, loan foreclosure and are initially recorded at fair value, less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value, less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Goodwill is annually tested for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the consolidated financial statements.

Cash surrender value of life insurance - The Bank has purchased life insurance policies on certain key executives. The insurance is recorded at its cash surrender value, or the amount that can be realized.

Investments in limited partnerships are included in other assets. The Company utilizes the equity method of accounting for these investments. At September 30, 2014 and 2013, these investments totaled $429,000 and $452,000, respectively.

Pension plan costs are based on actuarial computations and charged to current operations. The funding policy is to pay at least the minimum amounts required by ERISA. The Company froze its defined-benefit plan effective August 1, 2007.

Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiaries.

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year.

Mortgage-Servicing Rights - Mortgage-servicing rights on originated loans that have been sold are initially recorded at fair value. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage-servicing rights for a stratum exceed their fair value.

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

Note 2: Concentration of Funds and Restriction on Cash and Cash Equivalents

As of September 30, 2014 and 2013, respectively, there were no balances with other financial institutions in excess of the balance insured by the Federal Deposit Insurance Corporation. The Company had $5,414,000 and $1,104,000 on deposit with the Federal Home Loan Bank of Indianapolis, and $203,000 and $230,000 on deposit with the Federal Reserve Bank of Chicago as of September 30, 2014 and 2013, respectively, which is not federally insured.

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve funds required at September 30, 2014 totaled $2,369,000.

Note 3: Investment Securities

	2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
Federal agencies	$19,758,680	$3,797	$201,380	$19,561,097
State and municipal obligations	57,466,694	2,892,195	186,269	60,172,620
SBA Pools	2,796,373	2,899	9,983	2,789,289
Other asset backed securities	2,025,224	—	6,424	2,018,800
Mortgage-backed securities -
Government-sponsored entities (GSE) - residential	85,155,037	916,294	848,417	85,222,914

Total available for sale	167,202,008	3,815,185	1,252,473	169,764,720

Held to maturity
State and municipal obligations	2,160,000	—	—	2,160,000
Mortgage-backed securities -
Government-sponsored entities (GSE) - residential	8,824,331	7,845	40,400	8,791,776

Total held to maturity	10,984,331	7,845	40,400	10,951,776

Total investment securities	$178,186,339	$3,823,030	$1,292,873	$180,716,496

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

		2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale
Federal agencies	$20,644,647	$78,108	$293,996	$20,428,759
State and municipal obligations	59,818,184	2,098,458	657,021	61,259,621
SBA Pools	981,616	5,793	—	987,409
Other asset backed securities	2,030,939	—	40,339	1,990,600
Mortgage-backed securities -
Government-sponsored entities (GSE) - residential	96,434,029	1,045,043	1,206,718	96,272,354

Total investment securities	$179,909,415	$3,227,402	$2,198,074	$180,938,743

The amortized cost and fair value of securities available for sale at September 30, 2014, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2014
	Available for Sale		Held to Maturity
	Amortized	Fair	Amortized	Fair
Maturity Distributions at September 30	Cost	Value	Cost	Value
Within one year	$361,838	$364,162	$370,000	$370,000
One to five years	17,776,366	17,982,193	1,790,000	1,790,000
Five to ten years	33,477,407	34,761,494	—	—
After ten years	25,609,763	26,625,868	—	—

	77,225,374	79,733,717	2,160,000	2,160,000
SBA Pools	2,796,373	2,789,289	—	—
Other asset backed securities	2,025,224	2,018,800	—	—
Mortgage-backed securities -
GSE residential	85,155,037	85,222,914	8,824,331	8,791,776

	$167,202,008	$169,764,720	$10,984,331	$10,951,776

Securities with a carrying value of $2,426,000 and $2,409,000 were pledged at September 30, 2014 and 2013 to secure repurchase agreements. Securities with a carrying value of $9,121,000 and $4,217,000 were pledged at September 30, 2014 and 2013 to secure certain deposits.

Proceeds from sales of securities available for sale during 2014 and 2013 were approximately $20,457,000 and $17,534,000, respectively. Gross gains of approximately $710,000 and $1,108,000 were realized on investment transactions during 2014 and 2013, respectively. Gross losses of $0 and approximately $7,000 were realized on investment transactions during 2014 and 2013, respectively.

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

Certain investments in debt securities are reported in the consolidated financial statements at an amount less than their historical cost. Total fair value of these investments at September 30, 2014 and 2013 was approximately $75,400,000 and $80,684,000, which is approximately 42% and 45% of the Company’s available-for-sale and held-to-maturity investment portfolio. These declines primarily resulted from fluctuations in market interest rates after the purchase.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in either net income or accumulated other comprehensive loss in the period the other-than-temporary impairment is identified.

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2014:

	2014
	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale
Federal agencies	$7,101,020	$8,028	$9,806,750	$193,352	$16,907,770	$201,380
State and municipal obligations	2,592,716	8,212	6,305,786	178,057	8,898,502	186,269
SBA Pools	2,000,000	9,983	—	—	2,000,000	9,983
Other asset backed securities	—	—	2,018,800	6,424	2,018,800	6,424
Mortgage-backed securities -
GSE residential	16,961,754	62,947	23,889,458	785,470	40,851,212	848,417

Total available for sale	28,655,490	89,170	42,020,794	1,163,303	70,676,284	1,252,473
Held to maturity
Mortgage-backed securities -
GSE residential	4,723,234	40,400	—	—	4,723,234	40,400

Total temporarily impaired securities	$33,378,724	$129,570	$42,020,794	$1,163,303	$75,399,518	$1,292,873

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2013:

			2013
	Less Than 12 Months		12 Months or More		Total
Description of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Securities	Value	Losses	Value	Losses	Value	Losses
Federal agencies	$14,697,187	$293,996	$—	$—	$14,697,187	$293,996
State and municipal obligations	12,305,284	609,538	733,997	47,483	13,039,281	657,021
Other asset backed securities	—	—	1,990,600	40,339	1,990,600	40,339
Mortgage -backed securities -
GSE residential	40,011,050	982,164	10,945,681	224,554	50,956,731	1,206,718

Total temporarily impaired securities	$67,013,521	$1,885,698	$13,670,278	$312,376	$80,683,799	$2,198,074

Federal Agencies, SBA Pools, Other Asset-Backed Securities, and Mortgage-Backed Securities - GSE Residential

The unrealized losses on the Company’s investment in federal agencies, SBA pools, other asset-backed securities, and mortgage-backed securities were caused by changes in market interest rates. The Company expects to recover the amortized cost basis over the term of the securities. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at September 30, 2014.

State and Municipal Obligations

The unrealized losses on the Company’s investments in securities of state and municipal obligations were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Company does not intend to sell the investments and it is not more likely than not the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at September 30, 2014.

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

Note 4: Loans and Allowance

	2014	2013
Residential real estate loans	$142,280,336	$148,720,267
Commercial real estate loans	42,375,040	41,021,173
Commercial loans	26,694,117	20,870,103
Home equity/improvement loans	17,159,538	17,623,408
Consumer loans	3,110,628	2,923,833

	231,619,659	231,158,784

Less:
Undisbursed portion of loans	254,186	399,965
Deferred loan fees and discounts	485,075	528,121
Allowance for loan losses	1,980,170	2,302,824

	2,719,431	3,230,910

Total loans	$228,900,228	$227,927,874

The risk characteristics of each loan portfolio segment are as follows:

Commercial loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and may include a personal guarantee. Short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The characteristics of properties securing the Company’s commercial real estate portfolio are diverse, but with geographic locations almost entirely in the Company’s market area. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. In general, the Company avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner-occupied commercial real estate versus nonowner-occupied loans.

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

Residential real estate, home equity/improvement and consumer loans consist of two segments—residential mortgage loans and personal loans. For residential mortgage loans that are secured by 1-4 family residences and are generally owner-occupied, the Company generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in 1-4 family residences, and consumer personal loans are secured by consumer personal assets, such as automobiles or recreational vehicles. Some consumer personal loans are unsecured, such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas, such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Activity in the allowance for loan losses is as follows:

	2014
	Residential	Commercial		Home Equity/
	Real Estate	Real Estate	Commercial	Improvement	Consumer	Total
Beginning Balance	$1,525,995	$361,419	$188,637	$196,247	$30,526	$2,302,824
Provision (credit)	481,833	(74,573)	(29,059)	(7,243)	14,292	385,250
Loans charged off	(604,356)	(28,521)	—	(61,051)	(27,892)	(721,820)
Recoveries	2,130	—	—	528	11,258	13,916

Ending Balance	$1,405,602	$258,325	$159,578	$128,481	$28,184	$1,980,170

	2013
	Residential	Commercial		Home Equity/
	Real Estate	Real Estate	Commercial	Improvement	Consumer	Total
Beginning Balance	$1,583,094	$379,097	$137,045	$208,917	$20,333	$2,328,486
Provision (credit)	177,986	(17,678)	51,592	18,619	33,231	263,750
Loans charged off	(235,466)	—	—	(31,289)	(36,425)	(303,180)
Recoveries	381	—	—	—	13,387	13,768

Ending Balance	$1,525,995	$361,419	$188,637	$196,247	$30,526	$2,302,824

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

The following tables present the balance in the allowance for loan losses and the recorded investment in loans based on the portfolio segment and impairment method as of September 30, 2014 and 2013:

	September 30, 2014
	Residential	Commercial		Home Equity/
	Real Estate	Real Estate	Commercial	Improvement	Consumer	Total
Allowance Balances:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	1,405,602	258,325	159,578	128,481	28,184	1,980,170

Total allowance for loan losses	$1,405,602	$258,325	$159,578	$128,481	$28,184	$1,980,170

Loan Balances:
Individually evaluated for impairment	$2,426,969	$631,153	$788,949	$185,852	$8,419	$4,041,342
Collectively evaluated for impairment	139,853,367	41,743,887	25,905,168	16,973,686	3,102,209	227,578,317

Total loan balances	$142,280,336	$42,375,040	$26,694,117	$17,159,538	$3,110,628	$231,619,659

	September 30, 2013
	Residential	Commercial		Home Equity/
	Real Estate	Real Estate	Commercial	Improvement	Consumer	Total
Allowance Balances:
Individually evaluated for impairment	$241,397	$60,890	$—	$59,186	$—	$361,473
Collectively evaluated for impairment	1,284,598	300,529	188,637	137,061	30,526	1,941,351

Total allowance for loan losses	$1,525,995	$361,419	$188,637	$196,247	$30,526	$2,302,824

Loan Balances:
Individually evaluated for impairment	$3,025,710	$819,168	$45,248	$181,246	$1,847	$4,073,219
Collectively evaluated for impairment	145,694,557	40,202,005	20,824,855	17,442,162	2,921,986	227,085,565

Total loan balances	$148,720,267	$41,021,173	$20,870,103	$17,623,408	$2,923,833	$231,158,784

Management’s general practice is to proactively charge down loans individually evaluated for impairment to the fair value of the underlying collateral.

Consistent with regulatory guidance, charge-offs on all loan segments are taken when specific loans, or portions thereof, are considered uncollectible. The Company’s policy is to promptly charge these loans off in the period the uncollectible loss is reasonably determined.

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

For all loan portfolio segments except 1-4 family residential properties and consumer, the Company promptly charges off loans, or portions thereof, when available information confirms that specific loans are uncollectible based on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower’s ability to adequately meet its obligations. For impaired loans that are considered to be solely collateral dependent, a partial charge-off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.

The Company charges off 1-4 family residential and consumer loans, or portions thereof, when the Company reasonably determines the amount of the loss. The Company adheres to timeframes established by applicable regulatory guidance, which provides for the charge-down of 1-4 family first and junior lien mortgages to the net realizable value, less costs to sell when the loan is 180 days past due, charge-off of unsecured open-end loans when the loan is 180 days past due, and charge-down to the net realizable value when other secured loans are 120 days past due. Loans at these respective delinquency thresholds for which the Company can clearly document that the loan is both well-secured and in the process of collection, such that collection will occur regardless of delinquency status, need not be charged off.

The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the prior three years. Management believes the historical loss experience methodology is appropriate in the current economic environment, as it captures loss rates that are comparable to the current period being analyzed.

The following tables present the credit risk profile of the Company’s loan portfolio based on rating category and payment activity as of September 30, 2014 and 2013:

	September 30, 2014
	Residential	Commercial		Home Equity/
	Real Estate	Real Estate	Commercial	Improvement	Consumer	Total
Grade:
Pass (1-4)	$140,422,184	$42,028,932	$25,905,167	$17,005,369	$3,102,209	$228,463,861
Special Mention (5)	398,798	242,304	671,666	61,757	7,824	1,382,349
Substandard (6)	1,459,354	103,804	117,284	92,412	595	1,773,449
Doubtful (7)	—	—	—	—	—	—
Loss (8)	—	—	—	—	—	—

Total	$142,280,336	$42,375,040	$26,694,117	$17,159,538	$3,110,628	$231,619,659

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

	September 30, 2013
	Residential	Commercial		Home Equity/
	Real Estate	Real Estate	Commercial	Improvement	Consumer	Total
Grade:
Pass (1-4)	$146,245,491	$40,028,312	$20,824,855	$17,446,936	$2,923,833	$227,469,427
Special Mention (5)	439,407	729,577	—	9,345	—	1,178,329
Substandard (6)	2,035,369	263,284	45,248	167,127	—	2,511,028
Doubtful (7)	—	—	—	—	—	—
Loss (8)	—	—	—	—	—	—

Total	$148,720,267	$41,021,173	$20,870,103	$17,623,408	$2,923,833	$231,158,784

Internal Risk Categories

Loan grades are numbered 1 through 8. Grades 1 through 4 are considered satisfactory grades. The grade of 5, or Watch or Special Mention, represents loans of lower quality and is considered criticized. The grades of 6, or Substandard, and 7, or Doubtful, refer to assets that are classified. The use and application of these grades by the bank will be uniform and shall conform to the bank’s policy.

Prime (1) Loans are of superior quality with excellent credit strength and repayment ability providing a nominal credit risk.

Good (2) Loans are of above average credit strength and repayment ability providing only a minimal credit risk.

Satisfactory (3) Loans of reasonable credit strength and repayment ability providing an average credit risk due to one or more underlying weaknesses.

Acceptable (4) Loans of the lowest acceptable credit strength and weakened repayment ability providing a cautionary credit risk due to one or more underlying weaknesses. New borrowers are typically not underwritten within this classification.

Special Mention (5) A special mention asset has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. Ordinarily, special mention credits have characteristics which corrective management action would remedy.

Substandard (6) Loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful (7) Loans classified as doubtful have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of current known facts, conditions and values, highly questionable and improbable.

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

Loss (8) Loans classified as loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off even though partial recovery may be affected in the future.

The following tables present the Company’s loan portfolio aging analysis as of September 30, 2014 and 2013:

	September 30, 2014
			Greater				Loans > 90
	30-59	60-89	Than	Total		Total	Days and
	Past Due	Past Due	90 Days	Past Due	Current	Loans	Accruing
Residential real estate	$484,469	$—	$139,735	$624,204	$141,656,132	$142,280,336	$—
Commercial real estate	—	—	—	—	42,375,040	42,375,040	—
Commercial	—	—	5,979	5,979	26,688,138	26,694,117	—
Home equity/improvement	64,910	—	49,682	114,592	17,044,946	17,159,538	—
Consumer	3,080	—	—	3,080	3,107,548	3,110,628	—

Total loans	$552,459	$—	$195,396	$747,855	$230,871,804	$231,619,659	$—

	September 30, 2013
			Greater				Loans > 90
	30-59	60-89	Than	Total		Total	Days and
	Past Due	Past Due	90 Days	Past Due	Current	Loans	Accruing
Residential real estate	$281,570	$125,143	$683,981	$1,090,694	$147,629,573	$148,720,267	$—
Commercial real estate	4,656	81,146	—	85,802	40,935,371	41,021,173	—
Commercial	—	—	—	—	20,870,103	20,870,103	—
Home equity/improvement	42,187	7,948	94,440	144,575	17,478,833	17,623,408	—
Consumer	722	—	—	722	2,923,111	2,923,833	—

Total loans	$329,135	$214,237	$778,421	$1,321,793	$229,836,991	$231,158,784	$—

The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date.

The following table presents the Company’s nonaccrual loans at September 30, 2014 and 2013:

	2014	2013
Residential real estate	$139,735	$683,981
Commercial	5,979	—
Home equity/improvement	49,682	94,440

Total nonaccrual loans	$195,396	$778,421

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

The following tables present impaired loans for the years ended September 30, 2014 and 2013:

	September 30, 2014
		Unpaid		Average	Interest
	Recorded	Principal	Specific	Investment in	Income
	Balance	Balance	Allowance	Loans	Recognized
Impaired loans without a specific valuation allowance:
Residential real estate	$2,426,969	$2,475,469	$—	$2,589,812	$144,344
Commercial real estate	631,153	631,153	—	739,003	42,151
Commercial	788,949	788,949	—	283,869	36,286
Home equity/improvement	185,852	213,324	—	188,163	8,506
Consumer	8,419	8,419	—	2,407	45

Total impaired loans with no related specific reserve	4,041,342	4,117,314	—	3,803,254	231,332

Impaired loans with a specific valuation allowance:
Residential real estate	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Commercial	—	—	—	—	—
Home equity/improvement	—	—	—	—	—
Consumer	—	—	—	—	—

Total impaired loans with an allowance recorded	—	—	—	—	—

Total impaired loans	$4,041,342	$4,117,314	$—	$3,803,254	$231,332

	September 30, 2013
		Unpaid		Average	Interest
	Recorded	Principal	Specific	Investment in	Income
	Balance	Balance	Allowance	Loans	Recognized
Impaired loans without a specific valuation allowance:
Residential real estate	$2,491,695	$2,491,695	$—	$2,524,388	$156,369
Commercial real estate	513,472	513,472	—	564,312	42,643
Commercial	45,248	45,248	—	74,293	6,315
Home equity/improvement	94,179	94,179	—	89,051	19,105
Consumer	1,847	1,847	—	3,478	149

Total impaired loans with no related specific reserve	3,146,441	3,146,441	—	3,255,522	224,581

Impaired loans with a specific valuation allowance:
Residential real estate	534,015	534,015	241,397	248,547	17,568
Commercial real estate	305,696	305,696	60,890	316,777	15,565
Commercial	—	—	—	—	—
Home equity/improvement	87,067	87,067	59,186	81,202	7,799
Consumer	—	—	—	—	—

Total impaired loans with an allowance recorded	926,778	926,778	361,473	646,526	40,932

Total impaired loans	$4,073,219	$4,073,219	$361,473	$3,902,048	$265,513

Interest income on loans individually classified as impaired is recognized on a cash basis after all past due and current principal payments have been made.

Included in the above impaired loan totals were approximately $572,000 and $1,109,000 of loan modifications meeting the definition of troubled debt restructurings that were accruing interest and performing in accordance with their agreements at September 30, 2014 and 2013, respectively.

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

Subsequent payments on nonaccrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal. The Company requires a period of satisfactory performance of not less than six months before returning a nonaccrual loan to accrual status.

The following tables present information regarding troubled debt restructurings by class for the years ended September 30, 2014 and 2013.

Newly classified troubled debt restructurings:

September 30, 2014
		Pre-	Post-
		Modification	Modification
	Number	Recorded	Recorded
	of Loans	Balance	Balance
Home equity/improvement	1	$17,235	$17,235

September 30, 2013
		Pre-	Post-
		Modification	Modification
	Number	Recorded	Recorded
	of Loans	Balance	Balance
Residential real estate	1	$113,885	$113,885

The troubled debt restructurings described above increased the allowance for loan losses by $0 and $20,000 and resulted in charge-offs of $0 and $17,000 during the years ended September 30, 2014 and 2013.

Newly restructured loans by type of modification:

	September 30, 2014
	Interest			Total
	Only	Term	Combination	Modification
Home equity/improvement	$—	$17,235	$—	$17,235

	September 30, 2013
	Interest			Total
	Only	Term	Combination	Modification
Residential real estate	$—	$113,885	$—	$113,885

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

There were no troubled debt restructurings modified in the past 12 months that subsequently defaulted for the periods ended September 30, 2014 and 2013.

Note 5: Premises and Equipment

	2014	2013
Land and land improvements	$1,536,314	$1,373,936
Buildings	9,783,943	9,567,291
Equipment	7,733,491	7,193,259

Total cost	19,053,748	18,134,486
Accumulated depreciation	(13,795,937)	(13,199,738)

Net	$5,257,811	$4,934,748

Note 6: Deposits

	2014	2013
Noninterest-bearing demand deposits	$25,514,862	$25,564,485
Interest-bearing demand deposits	106,434,831	98,102,923
Savings deposits	80,844,107	74,938,940
Certificates and other time deposits of $ 100,000 or more	47,026,002	48,149,609
Other certificates and time deposits	94,100,452	102,921,864

	$353,920,254	$349,677,821

Certificates and other time deposits maturing in years ending September 30:

2015	$66,511,410
2016	28,649,115
2017	20,429,562
2018	8,460,793
2019	11,421,608
Thereafter	5,653,966

$141,126,454

Deposits from related parties held by the Company at September 30, 2014 and 2013 totaled $2,448,000 and $2,352,000, respectively.

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

Note 7: Short-Term Borrowings

	2014	2013
Securities sold under agreements to repurchase	$650,379	$897,712

At September 30, 2014 and 2013, the securities sold under agreements to repurchase obligations were secured by investment securities and such collateral is held by a safekeeping agent. The maximum amount of outstanding agreements at any month-end during 2014 and 2013 totaled $1,688,000 and $1,913,000 and the average of such agreements for the years ended September 30, 2014 and 2013 totaled $677,000 and $813,000, respectively. The agreements at September 30, 2014 mature daily.

Note 8: Federal Home Loan Bank Advances

Federal Home Loan Bank advances at September 30, 2014 and 2013 totaled $52,217,000 and $39,164,000 and were at various rates ranging from 0.00% to 4.30% maturing at various dates through August 2022. The Federal Home Loan Bank advances are secured by first mortgage loans totaling $136,310,000. Advances are subject to restrictions or penalties in the event of prepayment.

Maturities in years ending September 30	Amount
2015	$4,243,415
2016	1,737,304
2017	5,733,711
2018	21,732,560
2019	12,733,778
Thereafter	6,036,375

$52,217,143

Note 9: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balance of mortgage loans serviced for others was $58,654,000 and $62,899,000 at September 30, 2014 and 2013, respectively.

	2014	2013
Mortgage-servicing rights
Balance, beginning of year	$271,291	$345,391
Servicing rights capitalized	44,376	83,397
Amortization of servicing rights	(125,552)	(157,497)

Balance, end of year	$190,115	$271,291

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

The fair value of servicing rights subsequently measured using the amortization method was as follows:

	2014	2013
Fair value, beginning of period	$508,000	$456,000
Fair value, end of period	438,000	508,000

Note 10: Income Tax

	2014	2013
Income tax expense
Currently payable
Federal	$429,124	$34,819
State	(22,393)	183
Deferred
Federal	21,202	112,657
State	57,593	3,617

Total income tax expense	$485,526	$151,276

Reconciliation of federal statutory to actual tax expense
Federal statutory income tax at 34%	$1,322,549	$944,544
Tax-exempt interest	(561,866)	(621,656)
Nondeductible expenses	2,874	2,936
Effect of state income taxes	23,232	2,508
Cash surrender value	(151,399)	(145,859)
Effect of low income housing credits	(70,454)	(67,045)
Other	(79,410)	35,848

Actual tax expense	$485,526	$151,276

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

A cumulative net deferred tax liability is included in other liabilities. The components of the assets are as follows:

	2014	2013
Assets
Allowance for loan losses	$806,411	$813,805
Loan fees	197,544	216,763
Other real estate owned	—	28,247
Federal and State NOL carryforward	202,977	597,880
Alternative minimum tax and low income housing credits	295,657	223,665
Other	261,534	270,075

Total assets	1,764,123	2,150,435

Liabilities
Depreciation	159,150	210,485
State income tax	31,275	34,651
FHLB of Indianapolis stock dividend	233,251	235,082
Net unrealized gains on securities available for sale	897,975	344,815
Prepaid expenses	648,197	840,735
Other	179,203	223,750

Total liabilities	2,149,051	1,889,518

Net deferred tax asset (liability) before valuation allowance	(384,928)	260,917

Valuation allowance
Beginning balance	(216,865)	(128,028)
Changing during the period	13,888	(88,837)

Ending balance	(202,977)	(216,865)

Net deferred asset (liability)	$(587,905)	$44,052

Retained earnings at September 30, 2014 include approximately $8,102,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of June 30, 1988 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,755,000 at September 30, 2014.

At September 30, 2014, the Company had credit carryforwards totaling $296,000, which represents alternative minimum tax with no expiration date.

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

At September 30, 2014, the Company had state net operating losses totaling $2,495,000 that begin expiring in 2024.

Management believes that the Company will be able to utilize the benefits recorded for federal and state carryforwards within the allotted time periods, except for the amount represented by the valuation allowance. The entire valuation allowance has been recorded for the possible inability to use the state net operating loss carryover.

The Bank’s tax years still subject to examination by taxing authorities are years subsequent to 2010.

Note 11: Commitments and Contingent Liabilities

In the normal course of business, there are outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not included in the accompanying consolidated financial statements. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

Financial instruments whose contract amount represents credit risk at September 30, 2014 and 2013 consisted of commitments to extend credit totaling $85,815,000 and $78,719,000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower.

The Company has employment agreements with three officers, which include provisions for payment to them of three years’ salary, respectively, in the event of their termination in connection with any change in ownership or control of the Company, other than by agreement. The agreements have terms of three years, which may be extended annually for successive periods of one year.

The Company and subsidiaries are also subject to possible claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate determination of such possible claims or lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

Note 12: Dividends and Capital Restrictions

Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding net profits (as defined) for the current calendar year to date plus those for the previous two years. The Bank normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure.

Note 13: Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by ratios that are calculated according to the regulations. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity’s activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank’s operations. At September 30, 2014, the Bank was categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since September 30, 2014 that management believes have changed the Bank’s classification.

The Company’s actual and required capital amounts and ratios are as follows:

	2014
			Required for		To Be Well
	Actual		Adequate Capital [1]		Capitalized ¹
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital [1] (to risk-weighted assets)	$53,854,000	22.09%	$19,507,000	8.00%	$24,384,000	10.00%
Tier 1 risk-based capital [1] (to risk-weighted assets)	51,874,000	21.27%	9,754,000	4.00%	14,630,000	6.00%
Core capital [1] (to adjusted total assets)	51,874,000	11.03%	18,816,000	4.00%	23,521,000	5.00%
Core capital [1] (to adjusted tangible assets)	51,874,000	11.03%	9,408,000	2.00%	NA	NA
Tangible capital [1] (to adjusted total assets)	51,874,000	11.03%	7,056,000	1.50%	NA	NA

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

	2013
			Required for		To Be Well
	Actual		Adequate Capital [1]		Capitalized ¹
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital [1] (to risk-weighted assets)	$53,666,000	22.45%	$19,121,000	8.00%	$23,902,000	10.00%
Tier 1 risk-based capital [1] (to risk-weighted assets)	51,363,000	21.49%	9,561,000	4.00%	14,341,000	6.00%
Core capital [1] (to adjusted total assets)	51,363,000	11.39%	18,036,000	4.00%	22,544,000	5.00%
Core capital [1] (to adjusted tangible assets)	51,363,000	11.39%	9,018,000	2.00%	NA	NA
Tangible capital [1] (to adjusted total assets)	51,363,000	11.39%	6,763,000	1.50%	NA	NA

[1]	As defined by Regulatory Agencies

Note 14: Employee Benefit Plans

Prior to August 1, 2007, the Company provided pension benefits for substantially all of its employees through its participation in a pension fund known as the Pentegra Defined Benefit Plan (Pentegra Plan). The Company chose to freeze the Pentegra Plan effective August 1, 2007. The trustees of the Financial Institutions Retirement Fund administer the Pentegra Plan, employer identification number 13-5645888 and plan number 333. This plan operates as a multi-employer plan for accounting purposes and as a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. There are no collective bargaining agreements in place that require contributions to the Pentegra Plan. The Pentegra Plan is a single plan under Internal Revenue Code 413(c) and, as a result, all of the assets stand behind all of the liabilities.

The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

1.	Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

2.	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

3.	If the Company chooses to stop participating in the multiemployer plan, the Company may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Pension expense and contributions related to this plan was $300,000 and $325,000 for the years ended September 30, 2014 and 2013. Funding status of the plan as of the beginning of the plan years for 2014 and 2013 (July 1st) was 118.26% and 106.73%, respectively.

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

Total contributions to the Pentegra Plan were $136,478,000 and $196,473,000 for the plan years ended June 30, 2014 and 2013, respectively. The Company’s contributions to the Pentegra Plan were not more than 5% of the total contributions to the plan. There have been no significant changes that affect the comparability of the 2014 and 2013 contributions.

A profit-sharing plan is maintained for the benefit of substantially all of the Company’s employees and allows for both employee and Company contributions. The Company contribution consists of a matching contribution of 100 percent for 2014 and 2013, up to 6 percent of eligible employee compensation. The Company may also contribute an additional discretionary amount to each employee, regardless of participation in the matching program. The Company’s contribution to the plan, for the matching program was approximately $211,000 and $226,000 for 2014 and 2013. The Company’s contribution for the discretionary program was $0 for 2014 and 2013.

Note 15: Earnings Per Share

For the years ended September 30, 2014 and 2013, no options to purchase shares of common stock were outstanding. Earnings per share (EPS) were computed as follows:

	2014
		Weighted- Average	Per-Share
	Income	Shares	Amount
Basic Earnings Per Share
Net income available to common stockholders	$3,404,323	2,313,219	$1.47
Effect of Dilutive Securities
Stock options	—	—

Diluted Earnings Per Share
Income available to common stockholders and assumed conversions	$3,404,323	2,313,219	$1.47

	2013
		Weighted- Average	Per-Share
	Income	Shares	Amount
Basic Earnings Per Share
Net income available to common stockholders	$2,626,795	2,357,792	$1.11
Effect of Dilutive Securities
Stock options	—	—

Diluted Earnings Per Share
Income available to common stockholders and assumed conversions	$2,626,795	2,357,792	$1.11

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

Note 16: Fair Values of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.

Available-for-Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. Government agency securities, mortgage-backed securities and CMO’s and obligations of state and municipals. Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted prices for specific investment securities but rather relying on the investment securities’ relationship to other benchmark quoted investment securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

The following tables present the fair value measurements of assets recognized in the accompanying consolidated balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at September 30, 2014 and 2013:

			2014
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Available for sale
Federal agencies	$19,561,097	$—	$19,561,097	$—
State and municipal obligations	60,172,620	—	60,172,620	—
SBA Pools	2,789,289	—	2,789,289	—
Other asset-backed securities	2,018,800	—	2,018,800	—
Mortgage-backed securities -
GSE - residential	85,222,914	—	85,222,914	—

	$169,764,720	$—	$169,764,720	$—

			2013
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Available for sale
Federal agencies	$20,428,759	$—	$20,428,759	$—
State and municipal obligations	61,259,621	—	61,259,621	—
SBA Pools	987,409	—	987,409	—
Other asset-backed securities	1,990,600	—	1,990,600	—
Mortgage-backed securities -
GSE - residential	96,272,354	—	96,272,354	—

	$180,938,743	$—	$180,938,743	$—

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.

Collateral-Dependent Impaired Loans, Net of ALLL

The estimated fair value of collateral-dependent impaired loans is based on the appraised fair value of the collateral, less estimated cost to sell. Collateral-dependent impaired loans are classified within Level 3 of the fair value hierarchy.

The Company considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Appraisals of the collateral underlying collateral-dependent loans are obtained when the loan is determined to be collateral-dependent and subsequently as deemed necessary by the Chief Financial Officer. Appraisals are reviewed for accuracy and consistency by the Chief Financial Officer. Appraisers are selected from the list of approved appraisers maintained by management. The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral. These discounts and estimates are developed by the Chief Financial Officer comparison to historical results.

Other Real Estate Owned

Other real estate owned is reported at fair value, less cost to sell and is measured using Level 3 inputs within the fair value hierarchy. Level 3 inputs for foreclosed real estate included third-party appraisals adjusted for cost to sell.

The following tables present the fair value measurement of assets at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at September 30, 2014 and 2013.

2014
Fair Value Measurements Using
Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Impaired loans (collateral dependent)	$156,000	$—	$—	$156,000

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

2013
Fair Value Measurements Using
Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Impaired loans (collateral dependent)	$950,171	$—	$—	$950,171
Other real estate owned	14,925	—	—	14,925

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements.

	Fair Value at
	September 30,	Valuation	Unobservable
	2014	Technique	Inputs	Discount
Collateral-dependent impaired loans	$156,000	Market comparable properties	Marketability discount	15%

	Fair Value at
	September 30,	Valuation	Unobservable
	2013	Technique	Inputs	Discount
Collateral-dependent impaired loans	$950,171	Market comparable properties	Marketability discount	15-65%
Other real estate owned	14,925	Market comparable properties	Comparability adjustments	40%

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents - The fair value of cash and cash equivalents approximates carrying value.

Interest-Bearing Time Deposits - The fair value of interest-bearing time deposits approximates carrying value.

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

Loans and Loans Held for Sale - For both short-term loans and variable-rate loans that reprice frequently, and with no significant change in credit risk, fair values are based on carrying values. The fair value for other loans is estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Interest Receivable/Payable - The fair values of interest receivable/payable approximate carrying values.

FHLB Stock - Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Deposits - The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable-rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Short-Term Borrowings - The fair value of short-term borrowings approximates carrying value.

Federal Home Loan Bank Advances - The fair value of these borrowings is estimated using a discounted cash flow calculation, based on current rates for similar advances.

The following table presents estimated fair values of the Company’s financial instruments and their related carrying value at year end.

	2014		2013
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets
Cash and cash equivalents	$17,658,180	$17,658,180	$6,197,988	$6,197,988
Interest-bearing time deposits	12,766,000	12,766,000	5,899,000	5,899,000
Investment securities held to maturity	10,984,331	10,951,776	—	—
Loans, including loans held for sale	229,144,878	229,144,878	228,360,874	228,169,874
FHLB stock	4,127,700	4,127,700	4,127,700	4,127,700
Interest receivable	2,510,239	2,510,239	2,477,008	2,477,008
Liabilities
Deposits	353,920,254	354,807,545	349,677,821	351,267,821
Short-term borrowings	650,379	650,379	897,712	897,712
Federal Home Loan Bank advances	52,217,143	52,795,143	39,163,522	40,404,522
Interest payable	74,094	74,094	81,952	81,952

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

Note 17: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company.

Condensed Balance Sheets

	2014	2013
Assets
Cash	$4,079,446	$4,315,965
Investment in subsidiaries	55,984,336	54,425,594
Other assets	1,176,120	14,142

Total assets	$61,239,902	$58,755,701

Liabilities
Dividends payable on common stock	$462,372	$462,858
Other	12,900	370

Total liabilities	475,272	463,228

Stockholders’ Equity
Common stock	2,311,858	2,314,288
Retained earnings	56,771,502	55,273,078
Accumulated other comprehensive income	1,681,270	705,107

	60,764,630	58,292,473

Total liabilities and stockholders’ equity	$61,239,902	$58,755,701

Condensed Statements of Income

	2014	2013
Income	$2,937,500	$2,575,000
Expenses	162,416	154,118

Income before distribution in excess of income of subsidiaries and income tax expense	2,775,084	2,420,882
Undistributed income (distribution in excess of income) of subsidiaries	582,839	153,913

Income before income tax	3,357,923	2,574,795
Income tax benefit	(46,400)	(52,000)

Net income	$3,404,323	$2,626,795

Peoples Bancorp

Notes to Consolidated Financial Statements

September 30, 2014 and 2013

Condensed Statements of Cash Flows

	2014	2013
Cash flows from operating activities
Net income	$3,404,323	$2,626,795
Items not providing cash
Distributions in excess of income (undistributed income) of subsidiaries	(582,579)	(153,681)
Other adjustments	(149,448)	(1,143)

Net cash provided by operating activities	2,672,296	2,471,971

Cash flows from investing activities - purchase of preferred stock	(1,000,000)	—

Cash flows from financing activities
Stock repurchased	(58,070)	(1,719,023)
Cash dividends	(1,850,745)	(1,897,507)

Net cash used in financing activities	(1,908,815)	(3,616,530)

Net change in cash	(236,519)	(1,144,559)
Cash at beginning of year	4,315,965	5,460,524

Cash at end of year	$4,079,446	$4,315,965

Note 18: Subsequent Events

Subsequent events have been evaluated through the date of the Independent Auditor’s Report, which is the date the consolidated financial statements were available to be issued.

Peoples Bancorp

Consolidated Condensed Balance Sheets

	March 31,	September 30,
	2015	2014
	(Unaudited)
Assets
Cash and cash equivalents	$22,218,408	$17,658,180
Interest-bearing time deposits	10,065,000	12,766,000
Investment securities available for sale	175,404,176	169,764,720
Investment securities held to maturity (fair value of $10,095,187 and $10,951,776)	10,039,346	10,984,331
Mortgage loans held for sale	215,250	244,650
Loans, net of allowance for loan losses of $1,942,782 and $1,980,170	227,816,253	228,900,228
Premises and equipment, net	5,043,062	5,257,811
Federal Home Loan Bank of Indianapolis stock, at cost	3,506,500	4,127,700
Goodwill	2,330,198	2,330,198
Cash surrender value of life insurance	13,802,793	13,603,323
Other assets	6,481,969	5,546,867

Total assets	$476,922,955	$471,184,008

Liabilities
NOW and savings deposits	$222,308,544	$212,793,800
Certificates of deposit	135,983,347	141,126,454

Total deposits	358,291,891	353,920,254
Short-term borrowings	185,679	650,379
Federal Home Loan Bank advances	51,497,385	52,217,143
Other liabilities	4,713,699	3,631,602

Total liabilities	414,688,654	410,419,378

Commitments and Contingencies
Stockholders’ Equity
Preferred stock, $1 par value
Authorized and unissued - 5,000,000 shares
Common stock, $1 par value
Authorized - 7,000,000 shares
Issued and outstanding - 2,311,858 and 2,311,858 shares	2,311,858	2,311,858
Retained earnings	57,321,400	56,771,502
Accumulated other comprehensive income	2,601,043	1,681,270

Total stockholders’ equity	62,234,301	60,764,630

Total liabilities and stockholders’ equity	$476,922,955	$471,184,008

See Notes to Consolidated Financial Statements

Peoples Bancorp

Consolidated Condensed Statements of Income

Three and Six Months Ended March 31, 2015 and 2014

	Three Months		Six Months
	Ended March 31,		Ended March 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Interest Income
Loans	$2,546,581	$2,700,735	$5,150,081	$5,436,112
Investment securities	1,078,291	1,157,477	2,119,225	2,262,359
Other interest and dividend income	84,015	74,549	176,513	127,886

	3,708,887	3,932,761	7,445,819	7,826,357

Interest Expense
Deposits
NOW and savings deposits	49,285	44,814	103,950	90,534
Certificates of deposit	388,245	417,062	789,113	853,663
Short-term borrowings	375	293	709	689
Federal Home Loan Bank advances	292,093	299,377	589,751	581,743

	729,998	761,546	1,483,523	1,526,629

Net Interest Income	2,978,889	3,171,215	5,962,296	6,299,728
Provision for loan losses	34,500	133,000	69,250	177,500

Net Interest Income After Provision for Loan Losses	2,944,389	3,038,215	5,893,046	6,122,228

Noninterest Income
Fiduciary activities	179,551	148,605	383,466	304,355
Fees and service charges	386,897	392,014	758,993	768,595
Net realized gains on available-for-sale securities	48,502	102,507	312,457	102,507
Gain on sale of loans	29,091	32,066	43,807	76,901
Cash surrender value	96,869	102,764	199,470	208,397
Other income	159,246	89,677	186,482	97,581

Total other income	900,156	867,633	1,884,675	1,558,336

Noninterest Expenses
Salaries and employee benefits	1,750,415	1,798,875	3,541,427	3,577,372
Net occupancy expense	255,897	280,616	490,674	533,765
Equipment expense	172,638	160,131	337,309	305,918
Data processing expense	164,300	220,976	315,795	404,840
Deposit insurance expense	60,593	66,000	118,356	124,196
Other expenses	736,629	537,405	1,312,480	1,033,104

Total other expenses	3,140,472	3,064,003	6,116,041	5,979,195

Income Before Income Tax	704,073	841,845	1,661,680	1,701,369
Income tax expense	47,495	96,193	187,039	195,705

Net Income	$656,578	$745,652	$1,474,641	$1,505,664

Basic and Diluted Earnings Per Share	$0.28	$0.32	$0.64	$0.65
Weighted-Average Shares Outstanding - Basic and Diluted	2,311,858	2,313,788	2,311,858	2,313,912

See Notes to Consolidated Financial Statements

Peoples Bancorp

Consolidated Condensed Statements of Comprehensive Income

Three and Six Months Ended March 31, 2015 and 2014

(Unaudited)

	Three Months		Six Months
	Ended March 31,		Ended March 31,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income	$656,578	$745,652	$1,474,641	$1,505,664

Other Comprehensive Income
Change in net unrealized gain on securities available for sale, net of taxes of $384,846, $447,393, $580,058 and $324,732	747,054	868,470	1,125,995	630,363
Less reclassification adjustment for realized gains included in net income, net of taxes of $16,491, $34,852, $106,235 and $34,852	32,011	67,655	206,222	67,655

Total other comprehensive income	715,043	800,815	919,773	562,708

Comprehensive Income	$1,371,621	$1,546,467	$2,394,414	$2,068,372

See Notes to Consolidated Financial Statements

Peoples Bancorp

Consolidated Condensed Statements of Stockholders’ Equity

Six Months Ended March 31, 2015 (Unaudited)

				Accumulated
				Other
	Common Stock		Retained	Comprehensive
	Outstanding	Amount	Earnings	Income	Total
Balances , September 30, 2014	2,311,858	2,311,858	56,771,502	1,681,270	60,764,630
Net income			1,474,641		1,474,641
Other comprehensive income				919,773	919,773
Cash dividends ($.80 per share)			(924,743)		(924,743)
Repurchase of common stock	—	—	—		—

Balances , March 31, 2015	2,311,858	$2,311,858	$57,321,400	$2,601,043	$62,234,301

See Notes to Consolidated Financial Statements

Peoples Bancorp

Consolidated Condensed Statements of Cash Flows

Six Months Ended March 31, 2015 and 2014

(Unaudited)

	Six Months
	Ended March 31,
	2015	2014
Operating Activities
Net income	$1,474,641	$1,505,664
Items not requiring (providing) cash
Provision for loan losses	69,250	177,500
Depreciation and amortization	290,380	269,929
Investment securities amortization, net	1,032,640	990,720
Loans originated for sale	(1,221,543)	(1,844,900)
Proceeds from sales of loans	1,294,750	2,263,601
Gain on sale of loans	(43,807)	(76,901)
Gain on real estate owned	(69,880)	(50,104)
Accretion of deferred loan fees	(44,297)	(51,380)
Net realized gains on available-for-sale securities	(312,457)	(102,507)
Increase in cash surrender value of life insurance	(199,470)	(208,397)
Change in
Interest receivable	435,618	330,559
Interest payable	1,159	3,448
Other adjustments	(1,067,377)	(354,537)

Net cash provided by operating activities	1,639,607	2,852,695

Investing Activities
Net change in interest-bearing time deposits	2,701,000	(1,715,000)
Purchases of securities available for sale	(22,703,514)	(11,455,188)
Purchase of securities held to maturity	—	(10,269,047)
Proceeds from maturities, call and paydowns of securities available for sale	12,079,422	17,225,243
Proceeds from maturities, call and paydowns of securities held to maturity	897,904	508,817
Proceeds from sales of securities available for sale	5,763,527	1,687,507
Net change in loans	950,801	(6,582,992)
Purchases of premises and equipment	(75,631)	(818,634)
Proceeds from repurchase of FHLB stock	621,200	—
Proceeds from sale of foreclosed real estate	423,476	189,629

Net cash provided by (used in) investing activities	658,185	(11,229,665)

Financing Activities
Net change in
NOW and savings deposits	9,514,744	8,873,435
Certificates of deposit	(5,143,107)	(3,791,651)
Short -term borrowings	(464,700)	(344,551)
Proceeds from Federal Home Loan Bank advances	—	16,000,000
Repayment of Federal Home Loan Bank advances	(719,758)	(4,724,444)
Cash dividends	(924,743)	(924,743)
Repurchase of common stock	—	(12,522)

Net provided by financing activities	2,262,436	15,075,524

Net Change in Cash and Cash Equivalents	4,560,228	6,698,554
Cash and Cash Equivalents, Beginning of Year	17,658,180	6,197,988

Cash and Cash Equivalents, End of Year	$22,218,408	$12,896,542

Additional Cash Flows Information
Interest paid	$1,482,364	$1,523,181
Income tax paid (refund)	(7,528)	—
Transfer to other real estate from loans	108,221	362,695

See Notes to Consolidated Financial Statements

Peoples Bancorp

Notes to Consolidated Condensed Financial Statements

March 31, 2015 and 2014

Note 1: Basis of Presentation

The accounting policies followed in the preparation of the interim consolidated condensed financial statements included in this joint proxy statement/prospectus are consistent with those used in the preparation of annual consolidated financial statements. The interim consolidated condensed financial statements reflect all normal and recurring adjustments, which are necessary, in the opinion of management of Peoples Bancorp (the “Company”), for a fair statement of results for the interim periods presented. Results for the six months ended March 31, 2015 are not necessarily indicative of the results that may be expected for the year ending September 30, 2015 or any other period.

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for the interim financial period and with the instructions generally applicable to a quarterly report on Form 10-Q. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These consolidated condensed financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended September 30, 2014 included in this joint proxy statement/prospectus, beginning at page F-1. The consolidated condensed balance sheet of the Company as of September 30, 2014 has been derived from the audited consolidated balance sheet as of that date.

Note 2: Earnings Per Share

For the three-month and six-month periods ending March 31, 2015 and 2014, no options to purchase shares of common stock were outstanding. Earnings per share were computed as follows:

(Unaudited)	Three Months
	Ended March 31,
	2015	2014
Basic and Diluted Earnings Per Share
Net income available to common stockholders	$656,578	$745,652

Average common shares outstanding for basic and dilutive earnings per share	2,311,858	2,313,788

Basic and diluted earnings per share	$0.28	$0.32

(Unaudited)	Six Months
	Ended March 31,
	2015	2014
Basic and Diluted Earnings Per Share
Net income available to common stockholders	$1,474,641	$1,505,664

Average common shares outstanding for basic and dilutive earnings per share	2,311,858	2,313,912

Basic and diluted earnings per share	$0.64	$0.65

Note 3: Investment Securities

(Unaudited)	March 31, 2015
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available for sale
Federal agencies	$30,236,507	$143,027	$35,200	$30,344,334
State and municipal obligations	54,497,802	3,173,404	26,310	57,644,896
SBA Pools	2,746,659	65,944	—	2,812,603
Other asset backed securities	1,997,185	—	5,021	1,992,164
Mortgage-backed securities -
Government-sponsored entities (GSE) -residential	81,911,316	1,055,342	356,479	82,610,179

Total available for sale	171,389,469	4,437,717	423,010	175,404,176

Held to maturity
State and municipal obligations	2,038,000	—	—	2,038,000
Mortgage-backed securities -
Government-sponsored entities (GSE) -residential	8,001,346	62,646	6,805	8,057,187

Total held to maturity	10,039,346	62,646	6,805	10,095,187

Total investment securities	$181,428,815	$4,500,363	$429,815	$185,499,363

	September 30, 2014
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available for sale
Federal agencies	$19,758,680	$3,797	$201,380	$19,561,097
State and municipal obligations	57,466,694	2,892,195	186,269	60,172,620
SBA Pools	2,796,373	2,899	9,983	2,789,289
Other asset backed securities	2,025,224	—	6,424	2,018,800
Mortgage-backed securities -
Government-sponsored entities (GSE) -residential	85,155,037	916,294	848,417	85,222,914

Total available for sale	167,202,008	3,815,185	1,252,473	169,764,720

Held to maturity
State and municipal obligations	2,160,000	—	—	2,160,000
Mortgage-backed securities -
Government-sponsored entities (GSE) -residential	8,824,331	7,845	40,400	8,791,776

Total held to maturity	10,984,331	7,845	40,400	10,951,776

Total investment securities	$178,186,339	$3,823,030	$1,292,873	$180,716,496

The amortized cost and fair value of securities at March 31, 2015, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Unaudited)	March 31, 2015
	Available for Sale		Held to Maturity
	Amortized	Fair	Amortized	Fair
Maturity Distributions	Cost	Value	Cost	Value
Within one year	$340,785	$341,352	$750,000	$750,000
One to five years	27,714,374	28,004,102	1,288,000	1,288,000
Five to ten years	33,771,605	35,423,265	—	—
After ten years	22,907,545	24,220,511	—	—

	84,734,309	87,989,230	2,038,000	2,038,000
SBA Pools	2,746,659	2,812,603	—	—
Other asset backed securities	1,997,185	1,992,164	—	—
Mortgage-backed securities -
GSE residential	81,911,316	82,610,179	8,001,346	8,057,187

	$171,389,469	$175,404,176	$10,039,346	$10,095,187

Securities with a carrying value of $2,483,000 and $2,426,000 were pledged at March 31, 2015 and September 30, 2014 to secure repurchase agreements. Securities with a carrying value of $9,048,000 and $9,121,000 were pledged at March 31, 2015 and September 30, 2014 to secure certain deposits.

Proceeds from sales of securities available for sale during the six months ended March 31, 2015 and 2014 were approximately $5,764,000 and $1,688,000, respectively. Gross gains of approximately $312,000 and $103,000 were realized on investment transactions for the six months ended March 31, 2015 and 2014, respectively. Gross losses of $0 were realized on investment transactions for the six months ended March 31, 2015 and 2014, respectively.

Certain investments in debt securities are reported in the consolidated financial statements at an amount less than their historical cost. Total fair value of these investments at March 31, 2015 and September 30, 2014 was approximately $38,715,000 and $75,400,000, which is approximately 21% and 42% of the Company’s available-for-sale and held-to-maturity investment portfolio. These declines primarily resulted from fluctuations in market interest rates after the purchase.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in either net income or accumulated other comprehensive loss in the period the other-than-temporary impairment is identified.

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2015:

	(Unaudited)
	Less Than 12 Months		12 Months or More		Tot al
Description of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Securities	Value	Losses	Value	Losses	Value	Losses
Available for sale
Federal agencies	$—	$—	$6,464,800	$35,200	$6,464,800	$35,200
State and municipal obligations	—	—	1,608,276	26,310	1,608,276	26,310
Other asset backed securities	—	—	1,992,164	5,021	1,992,164	5,021
Mortgage-backed securities -
GS E residential	6,262,847	33,057	20,314,790	323,422	26,577,637	356,479

Total available for sale	6,262,847	33,057	30,380,030	389,953	36,642,877	423,010
Held to maturity
Mortgage-backed securities -
GS E residential	—	—	2,072,326	6,805	2,072,326	6,805

Total temporarily impaired securities	$6,262,847	$33,057	$32,452,356	$396,758	$38,715,203	$429,815

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2014:

	Less Than 12 Months		12 Months or More		Total
Description of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Securities	Value	Losses	Value	Losses	Value	Losses
Available for sale
Federal agencies	$7,101,020	$8,028	$9,806,750	$193,352	$16,907,770	$201,380
State and municipal obligations	2,592,716	8,212	6,305,786	178,057	8,898,502	186,269
SBA Pools	2,000,000	9,983	—	—	2,000,000	9,983
Other asset backed securities	—	—	2,018,800	6,424	2,018,800	6,424
Mortgage-backed securities -
GSE residential	16,961,754	62,947	23,889,458	785,470	40,851,212	848,417

Total available for sale	28,655,490	89,170	42,020,794	1,163,303	70,676,284	1,252,473
Held to maturity
Mortgage-backed securities -
GSE residential	4,723,234	40,400	—	—	4,723,234	40,400

Total temporarily impaired securities	$33,378,724	$129,570	$42,020,794	$1,163,303	$75,399,518	$1,292,873

Federal Agencies, SBA Pools, Other Asset-Backed Securities, and Mortgage-Backed Securities - GSE Residential

The unrealized losses on the Company’s investment in federal agencies, SBA pools, other asset- backed securities, and mortgage-backed securities were caused by changes in market interest rates. The Company expects to recover the amortized cost basis over the term of the securities. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider those investments to be other-than- temporarily impaired at March 31, 2015.

State and Municipal Obligations

The unrealized losses on the Company’s investments in securities of state and municipal obligations were caused by interest rate changes. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Company does not intend to sell the investments and it is not more likely than not the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other- than-temporarily impaired at March 31, 2015.

Note 4: Loans and Allowance

	March 31,	September 30,
	2015	2014
	(Unaudited)
Residential real estate loans	$140,858,304	$142,280,336
Commercial real estate loans	46,212,114	42,375,040
Commercial loans	22,515,128	26,694,117
Home equity/improvement loans	17,589,980	17,159,538
Consumer loans	3,229,155	3,110,628

	230,404,681	231,619,659

Less :
Undisbursed portion of loans	170,722	254,186
Deferred loan fees and dis counts	474,924	485,075
Allowance for loan losses	1,942,782	1,980,170

	2,588,428	2,719,431

Total loans	$227,816,253	$228,900,228

The risk characteristics of each loan portfolio segment are as follows:

Commercial loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and may include a personal guarantee. Short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The characteristics of properties securing the Company’s commercial real estate portfolio are diverse, but with geographic locations almost entirely in the Company’s market area. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. In general, the Company avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner-occupied commercial real estate versus nonowner-occupied loans.

Residential real estate, home equity/improvement and consumer loans consist of two segments—residential mortgage loans and personal loans. For residential mortgage loans that are secured by 1-4 family residences and are generally owner-occupied, the Company generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in 1-4 family residences, and consumer personal loans are secured by consumer personal assets, such as automobiles or recreational vehicles. Some consumer personal loans are unsecured, such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas, such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Activity in the allowance for loan losses is as follows:

	Three Months Ended March 31, 2015 (Unaudited)
	Residential	Commercial		Home Equity/
	Real Estate	Real Estate	Commercial	Improvement	Consumer	Total
Beginning Balance	$1,340,050	$281,655	$164,734	$136,730	$31,197	$1,954,366
Provision (credit)	(331)	26,937	(2,479)	5,632	4,741	34,500
Loans charged-off	(39,956)	—	—	—	(10,431)	(50,387)
Recoveries	1,289	—	—	—	3,014	4,303

Ending Balance	$1,301,052	$308,592	$162,255	$142,362	$28,521	$1,942,782

	Six Months Ended March 31, 2015 (Unaudited)
	Residential	Commercial		Home Equity/
	Real Estate	Real Estate	Commercial	Improvement	Consumer	Total
Beginning Balance	$1,405,602	$258,325	$159,578	$128,481	$28,184	$1,980,170
Provision (credit)	(35,912)	71,267	2,677	27,881	3,337	69,250
Loans charged-off	(70,638)	(21,000)	—	(14,000)	(5,000)	(110,638)
Recoveries	2,000	—	—	—	2,000	4,000

Ending Balance	$1,301,052	$308,592	$162,255	$142,362	$28,521	$1,942,782

	Three Months Ended March 31, 2014 (Unaudited)
	Residential	Commercial		Home Equity/
	Real Estate	Real Estate	Commercial	Improvement	Consumer	Total
Beginning Balance	$1,587,063	$299,797	$136,759	$178,878	$29,674	$2,232,171
Provision (credit)	162,091	(59,610)	21,958	7,706	855	133,000
Loans charged-off	(339,981)	—	—	(61,052)	(6,338)	(407,371)
Recoveries	—	—	—	—	3,500	3,500

Ending Balance	$1,409,173	$240,187	$158,717	$125,532	$27,691	$1,961,300

	Six Months Ended March 31, 2014 (Unaudited)
	Residential	Commercial		Home Equity/
	Real Estate	Real Estate	Commercial	Improvement	Consumer	Total
Beginning Balance	$1,525,995	$361,419	$188,637	$196,247	$30,526	$2,302,824
Provision (credit)	332,709	(121,232)	(29,920)	(9,663)	5,606	177,500
Loans charged-off	(449,531)	—	—	(61,052)	(14,517)	(525,100)
Recoveries	—	—	—	—	6,076	6,076

Ending Balance	$1,409,173	$240,187	$158,717	$125,532	$27,691	$1,961,300

The following tables present the balance in the allowance for loan losses and the recorded investment in loans based on the portfolio segment and impairment method as of March 31, 2015 and September 30, 2014:

	March 31, 2015 (Unaudited)
	Residential	Commercial		Home Equity/
	Real Estate	Real Estate	Commercial	Improvement	Consumer	Total
Allowance Balances:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	1,301,052	308,592	162,255	142,362	28,521	1,942,782

Total allowance for loan losses	$1,301,052	$308,592	$162,255	$142,362	$28,521	$1,942,782

Loan Balances:
Individually evaluated for impairment	$2,426,969	$631,153	$788,949	$185,852	$8,419	$4,041,342
Collectively evaluated for impairment	138,431,335	45,580,961	21,726,179	17,404,128	3,220,736	226,363,339

Total loan balances	$140,858,304	$46,212,114	$22,515,128	$17,589,980	$3,229,155	$230,404,681

	September 30, 2014
	Residential	Commercial		Home Equity/
	Real Estate	Real Estate	Commercial	Improvement	Consumer	Total
Allowance Balances:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	1,405,602	258,325	159,578	128,481	28,184	1,980,170

Total allowance for loan losses	$1,405,602	$258,325	$159,578	$128,481	$28,184	$1,980,170

Loan Balances:
Individually evaluated for impairment	$2,426,969	$631,153	$788,949	$185,852	$8,419	$4,041,342
Collectively evaluated for impairment	139,853,367	41,743,887	25,905,168	16,973,686	3,102,209	227,578,317

Total loan balances	$142,280,336	$42,375,040	$26,694,117	$17,159,538	$3,110,628	$231,619,659

Management’s general practice is to proactively charge down loans individually evaluated for impairment to the fair value of the underlying collateral.

Consistent with regulatory guidance, charge-offs on all loan segments are taken when specific loans, or portions thereof, are considered uncollectible. The Company’s policy is to promptly charge these loans off in the period the uncollectible loss is reasonably determined.

For all loan portfolio segments except 1-4 family residential properties and consumer, the Company promptly charges off loans, or portions thereof, when available information confirms that specific loans are uncollectible based on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower’s ability to adequately meet its obligations. For impaired loans that are considered to be solely collateral dependent, a partial charge-off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.

The Company charges off 1-4 family residential and consumer loans, or portions thereof, when the Company reasonably determines the amount of the loss. The Company adheres to timeframes established by applicable regulatory guidance, which provides for the charge-down of 1-4 family first and junior lien mortgages to the net realizable value, less costs to sell when the loan is 180 days past due, charge-off of unsecured open-end loans when the loan is 180 days past due, and charge-down to the net realizable value when other secured loans are 120 days past due. Loans at these respective delinquency thresholds for which the Company can clearly document that the loan is both well-secured and in the process of collection, such that collection will occur regardless of delinquency status, need not be charged off.

The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the prior three years. Management believes the historical loss experience methodology is appropriate in the current economic environment, as it captures loss rates that are comparable to the current period being analyzed.

The following tables present the credit risk profile of the Company’s loan portfolio based on rating category and payment activity as of March 31, 2015 and September 30, 2014:

	March 31, 2015 (Unaudited)
	Residential	Commercial		Home Equity/
	Real Estate	Real Estate	Commercial	Improvement	Consumer	Total
Grade:
Pass (1-4)	$138,916,110	$45,985,589	$21,782,946	$17,463,043	$3,228,934	$227,376,622
Special Mention (5)	502,550	139,187	512,425	58,386	—	1,212,548
Substandard (6)	1,439,644	87,338	219,757	68,551	221	1,815,511
Doubtful (7)	—	—	—	—	—	—
Loss (8)	—	—	—	—	—	—

Total	$140,858,304	$46,212,114	$22,515,128	$17,589,980	$3,229,155	$230,404,681

	September 30, 2014
	Residential	Commercial		Home Equity/
	Real Estate	Real Estate	Commercial	Improvement	Consumer	Total
Grade:
Pass (1-4)	$140,422,184	$42,028,932	$25,905,167	$17,005,369	$3,102,209	$228,463,861
Special Mention (5)	398,798	242,304	671,666	61,757	7,824	1,382,349
Substandard (6)	1,459,354	103,804	117,284	92,412	595	1,773,449
Doubtful (7)	—	—	—	—	—	—
Loss (8)	—	—	—	—	—	—

Total	$142,280,336	$42,375,040	$26,694,117	$17,159,538	$3,110,628	$231,619,659

Internal Risk Categories

Loan grades are numbered 1 through 8. Grades 1 through 4 are considered satisfactory grades. The grade of 5, or Watch or Special Mention, represents loans of lower quality and is considered criticized. The grades of 6, or Substandard, and 7, or Doubtful, refer to assets that are classified. The use and application of these grades by the Company will be uniform and shall conform to the Company’s policy.

Prime (1) Loans are of superior quality with excellent credit strength and repayment ability providing a nominal credit risk.

Good (2) Loans are of above average credit strength and repayment ability providing only a minimal credit risk.

Satisfactory (3) Loans of reasonable credit strength and repayment ability providing an average credit risk due to one or more underlying weaknesses.

Acceptable (4) Loans of the lowest acceptable credit strength and weakened repayment ability providing a cautionary credit risk due to one or more underlying weaknesses. New borrowers are typically not underwritten within this classification.

Special Mention (5) A special mention asset has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. Ordinarily, special mention credits have characteristics which corrective management action would remedy.

Substandard (6) Loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful (7) Loans classified as doubtful have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of current known facts, conditions and values, highly questionable and improbable.

Loss (8) Loans classified as loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off even though partial recovery may be affected in the future.

The following tables present the Company’s loan portfolio aging analysis as of March 31, 2015 and September 30, 2014:

	March 31, 2015 (Unaudited)
			Greater				Loans > 90
	30-59	60-89	Than	Total		Total	Days and
	Past Due	Past Due	90 Days	Past Due	Current	Loans	Accruing
Residential real estate	$153,858	$—	$375,317	$529,175	$140,329,129	$140,858,304	$—
Commercial real estate	—	—	—	—	46,212,114	46,212,114	—
Commercial	308,851	—	—	308,851	22,206,277	22,515,128	—
Home equity/improvement	13,308	1,184	34,604	49,096	17,540,884	17,589,980	—
Consumer	—	221	—	221	3,228,934	3,229,155	—

Total loans	$476,017	$1,405	$409,921	$887,343	$229,517,338	$230,404,681	$—

	September 30, 2014
			Greater				Loans > 90
	30-59	60-89	Than	Total		Total	Days and
	Past Due	Past Due	90 Days	Past Due	Current	Loans	Accruing
Residential real estate	$484,469	$—	$139,735	$624,204	$141,656,132	$142,280,336	$—
Commercial real estate	—	—	—	—	42,375,040	42,375,040	—
Commercial	—	—	5,979	5,979	26,688,138	26,694,117	—
Home equity/improvement	64,910	—	49,682	114,592	17,044,946	17,159,538	—
Consumer	3,080	—	—	3,080	3,107,548	3,110,628	—

Total loans	$552,459	$—	$195,396	$747,855	$230,871,804	$231,619,659	$—

The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date.

The following table presents the Company’s nonaccrual loans at:

	March 31,	September 30,
	2015	2014
	(Unaudited)
Residential real estate	$375,317	$139,735
Commercial	—	5,979
Home equity/improvement	34,604	49,682

Total nonaccrual loans	$409,921	$195,396

The following tables present information regarding impaired loans as of:

	March 31, 2015 (Unaudited)
		Unpaid
	Recorded	Principal	Specific
	Balance	Balance	Allowance
Impaired loans without a specific valuation allowance:
Residential real estate	$2,467,842	$2,516,343	$—
Commercial real estate	635,911	635,911	—
Commercial	732,182	732,182	—
Home equity/improvement	169,678	197,149	—
Consumer	221	221	—

Total impaired loans	$4,005,834	$4,081,806	$—

	September 30, 2014
		Unpaid
	Recorded	Principal	Specific
	Balance	Balance	Allowance
Impaired loans without a specific valuation allowance:
Residential real estate	$2,426,969	$2,475,469	$—
Commercial real estate	631,153	631,153	—
Commercial	788,949	788,949	—
Home equity/improvement	185,852	213,324	—
Consumer	8,419	8,419	—

Total impaired loans	$4,041,342	$4,117,314	$—

	Three Months Ended March 31,				Six Months Ended March 31,
	2015		2014		2015		2014
	Average		Average		Average		Average
	Investment in	Interest	Investment in	Interest	Investment in	Interest	Investment in	Interest
	Impaired	Income	Impaired	Income	Impaired	Income	Impaired	Income
	Loans	Recognized	Loans	Recognized	Loans	Recognized	Loans	Recognized
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Impaired loans without a specific valuation allowance:
Residential real estate	$2,422,387	$29,579	$2,594,338	$36,086	$2,423,914	$59,157	$2,707,280	$72,172
Commercial real estate	622,930	9,290	730,044	10,538	625,671	18,580	790,601	21,075
Commercial	746,023	10,432	45,701	9,072	760,332	20,865	45,550	18,143
Home equity/improvement	175,295	3,117	191,889	2,126	178,814	6,234	188,341	4,253
Consumer	111	—	884	11	74	—	1,205	23

Total impaired loans	$3,966,746	$52,418	$3,562,856	$57,833	$3,988,805	$104,836	$3,732,977	$115,666

Interest income on loans individually classified as impaired is recognized on a cash basis after all past due and current principal payments have been made.

Subsequent payments on nonaccrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal. The Company requires a period of satisfactory performance of not less than six months before returning a nonaccrual loan to accrual status.

There were no troubled debt restructurings for the three and six month periods ended March 31, 2015 and 2014.

There were no troubled debt restructurings modified in the past 12 months that subsequently defaulted for the three and six month periods ended March 31, 2015 and 2014.

Note 5: Fair Values of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.

Available-for-Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. Government agency securities, mortgage- backed securities and CMO’s and obligations of state and municipals. Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted prices for specific investment securities but rather relying on the investment securities’ relationship to other benchmark quoted investment securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

The following tables present the fair value measurements of assets recognized in the accompanying consolidated balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at March 31, 2015 and September 30, 2014:

		March 31, 2015 (Unaudited)
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Available for sale
Federal agencies	$30,344,334	$—	$30,344,334	$—
State and municipal obligations	57,644,896	—	57,644,896	—
SBA Pools	2,812,603	—	2,812,603	—
Other asset-backed securities	1,992,164	—	1,992,164	—
Mortgage-backed securities -
GSE - residential	82,610,179	—	82,610,179	—

	$175,404,176	$—	$175,404,176	$—

		September 30, 2014
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Available for sale
Federal agencies	$19,561,097	$—	$19,561,097	$—
State and municipal obligations	60,172,620	—	60,172,620	—
SBA Pools	2,789,289	—	2,789,289	—
Other asset-backed securities	2,018,800	—	2,018,800	—
Mortgage-backed securities -
GSE - residential	85,222,914	—	85,222,914	—

	$169,764,720	$—	$169,764,720	$—

There were no nonrecurring fair value measurements at March 31, 2015 and September 30, 2014.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents - The fair value of cash and cash equivalents approximates carrying value.

Interest-Bearing Time Deposits - The fair value of interest-bearing time deposits approximates carrying value.

Loans and Loans Held for Sale - For both short-term loans and variable-rate loans that reprice frequently, and with no significant change in credit risk, fair values are based on carrying values. The fair value for other loans is estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Interest Receivable/Payable - The fair values of interest receivable/payable approximate carrying values.

FHLB Stock - Fair value of FHLB stock is based on the price at which it may be resold to the

FHLB.

Deposits - The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable-rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Short-Term Borrowings - The fair value of short-term borrowings approximates carrying value.

Federal Home Loan Bank Advances - The fair value of these borrowings is estimated using a discounted cash flow calculation, based on current rates for similar advances.

The following table presents estimated fair values of the Company’s financial instruments and their related carrying value at March 31, 2015 and September 30, 2014.

	March 31, 2015		September 30, 2014
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets
Cash and cash equivalents	$22,218,408	$22,218,408	$17,658,180	$17,658,180
Interest-bearing time deposits	10,065,000	10,065,000	12,766,000	12,766,000
Investment securities held to maturity	10,039,346	10,095,187	10,984,331	10,951,776
Loans, including loans held for sale	228,031,503	228,247,503	229,144,878	229,144,878
FHLB stock	3,506,500	3,506,500	4,127,700	4,127,700
Interest receivable	2,068,232	2,068,232	2,510,239	2,510,239
Liabilities
Deposits	358,291,891	359,421,891	353,920,254	354,807,545
Short-term borrowings	185,679	185,679	650,379	650,379
Federal Home Loan Bank advances	51,497,385	52,784,000	52,217,143	52,795,143
Interest payable	75,253	75,253	74,094	74,094

Appendix A

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is dated to be effective as of the 18th day of February, 2015, by and between Horizon Bancorp, an Indiana corporation (“Horizon”), and Peoples Bancorp, an Indiana corporation (“Peoples”).

Witnesseth:

WHEREAS, Horizon is an Indiana corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the “BHC Act”), with its principal office located in Michigan City, Indiana; and

WHEREAS, Peoples is an Indiana corporation registered as a savings and loan holding company under the Home Owners’ Loan Act of 1933, as amended (the “HOLA”), with its principal office located in Auburn, Indiana; and

WHEREAS, Horizon and Peoples seek to affiliate through a corporate reorganization whereby Peoples will merge with and into Horizon, and thereafter or simultaneously therewith, Peoples Federal Savings Bank of DeKalb County, a federally chartered stock savings bank and wholly-owned subsidiary of Peoples (“Peoples Bank”), will be merged with and into Horizon Bank, National Association, a national banking association and wholly-owned subsidiary of Horizon (“Horizon Bank”); and

WHEREAS, the Boards of Directors of each of the parties hereto have determined that it is in the best interests of their respective corporations and their respective shareholders to consummate the merger provided for herein and have approved this Agreement, authorized its execution and designated this Agreement a plan of reorganization and a plan of merger; and

NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby make this Agreement and prescribe the terms and conditions of the merger of Peoples with and into Horizon, and the mode of carrying such merger into effect as follows:

ARTICLE I.

THE MERGER

1.01 The Merger.

(a) General Description. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Article IX hereof), Peoples shall merge with and into and under the Articles of Incorporation of Horizon (the “Merger”). Horizon shall survive the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law (the “IBCL”), as amended.

(b) Name, Officers and Directors. The name of the Surviving Corporation shall be “Horizon Bancorp.” Its principal office shall be located at 515 Franklin Street, Michigan City, Indiana 46360. The officers of Horizon serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office. The directors of the Surviving Corporation following the Effective Time shall be those individuals serving as directors of Horizon at the Effective Time, until such time as their successors have been duly elected and have qualified or until their earlier resignation, death, or removal as a director, subject to Section 6.09 hereof.

(c) Articles of Incorporation and Bylaws. The Articles of Incorporation and Bylaws of Horizon in existence at the Effective Time shall remain the Articles of Incorporation and Bylaws of the Surviving Corporation following the Effective Time, until such Articles of Incorporation and Bylaws shall be further amended as provided by applicable law.

(d) Effect of the Merger. At the Effective Time, the title to all assets, real estate and other property owned by Peoples shall vest in Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended, without reversion or impairment. At the Effective Time, all liabilities of Peoples shall become liabilities of the Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended.

(e) Integration. At the Effective Time and subject to the terms and conditions of this Agreement, the parties hereto currently intend to effectuate, or cause to be effectuated, the Merger, pursuant to a Plan of Merger, substantially in the form attached hereto as Exhibit 1.01(e). The parties agree to cooperate and to take all reasonable actions prior to or following the Effective Time, including executing all requisite documentation, as may be reasonably necessary to effect the Merger in accordance with the terms and conditions hereof.

1.02 Reservation of Right to Revise Structure. At Horizon’s election, the Merger may alternatively be structured so that (a) Peoples is merged with and into any other direct or indirect wholly-owned subsidiary of Horizon or (b) any direct or indirect wholly-owned subsidiary of Horizon is merged with and into Peoples; provided, however, that no such change shall (1) alter or change the amount or kind of the Merger Consideration (as hereinafter defined) or the treatment of the holders of common stock, $1.00 par value per share, of Peoples (the “Peoples Common Stock”), (2) prevent the parties from obtaining the opinions of counsel referred to in Sections 7.01(h) and 7.02(h) or otherwise cause the transaction to fail to qualify for the tax treatment described in Section 1.03, or (3) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders) in order to reflect such election.

1.03 Tax Free Reorganization. Horizon and Peoples intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) and related sections of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and agree to cooperate and to take such actions as may be reasonably necessary to assure such result.

1.04 Absence of Control. Subject to any specific provisions of the Agreement, it is the intent of the parties to this Agreement that neither Horizon nor Peoples by reason of this Agreement shall be deemed (until consummation of the transactions contemplated here) to control, directly or indirectly, the other party or any of its respective Subsidiaries (as such term is defined below) and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party or any of its respective Subsidiaries.

1.04 Bank Merger. The parties will cooperate and use reasonable best efforts to effect the merger of Peoples Bank with and into Horizon Bank (the “Bank Merger”) at the Effective Time of the Merger. At the effective time of the Bank Merger, the separate corporate existence of Peoples Bank will terminate. Horizon Bank will be the surviving bank and will continue its corporate existence under applicable law. The Articles of Association of Horizon Bank, as then in effect, will be the Articles of Association of the surviving bank, the Bylaws of Horizon Bank, as then in effect, will be the Bylaws of the surviving bank, and the Board of Directors and officers of Horizon Bank will continue as the Board of Directors and officers of the surviving bank, subject to Section 6.09 hereof.

1.06 Dissenters’ Rights. Notwithstanding anything to the contrary contained in this Agreement, to the extent appraisal rights are available to holders of Peoples Common Stock pursuant to the provisions of any applicable Law (as hereinafter defined in Section 3.05(a), including Chapter 44 of the IBCL, any shares of Peoples Common Stock held by a Person (as hereinafter defined in Section 2.04(f) who objects to the Merger, whose shares were not voted in favor of the Merger and who complies with and satisfies all of the provisions of the applicable Law concerning the rights of such Person to dissent from the Merger and to require appraisal of such Person’s shares and who has not withdrawn such objection or waived such rights prior to the Effective Time (collectively with respect to all such Peoples shareholders, the “Dissenting Shares”), shall not be converted pursuant to Section 2.01, but shall become the right to receive such consideration as may be determined to be due the holder of such Dissenting Shares pursuant to applicable Law; provided, however, that each Dissenting Share held by a Person at the Effective Time who shall, after the Effective Time, withdraw the demand for appraisal or lose the right of appraisal, in either case pursuant to applicable Law, shall be deemed to have been converted, as of the Effective Time, into the right to receive the consideration as is determined in accordance with Article II.

ARTICLE II.

MANNER AND BASIS OF EXCHANGE OF STOCK

2.01 Merger Consideration. Subject to the terms and conditions of this Agreement, at the Effective Time, each share of Peoples Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, shares held as treasury stock of Peoples and shares held directly or indirectly by Horizon, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any) shall become and be converted into the right to receive in accordance with this Article (collectively, the “Merger Consideration”): (i) 0.95 shares of Horizon common stock (the “Exchange Ratio”) (as adjusted in accordance with the terms of this Agreement), without par value (the “Horizon Common Stock”), and (ii) $9.75 in cash (the aggregate cash consideration to be paid in the Merger is referred to herein as the “Cash Consideration”); provided, however, the Peoples stockholders owning less than 100 shares of Peoples Common Stock as of the Effective Time will only be entitled to receive $33.14 per share in cash and will not be entitled to receive any Horizon Common Stock.

2.02 Anti-Dilution Adjustments. If Horizon changes (or establishes a record date for changing) the number of shares of Horizon Common Stock issued and outstanding prior to the Effective Time by way of a stock split, stock dividend, or similar transaction with respect to the outstanding Horizon Common Stock, and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be adjusted so the shareholders of Peoples at the Effective Time shall receive, in the aggregate, such number of shares of Horizon Common Stock representing the same percentage of the outstanding shares of Horizon Common Stock as would have been represented by the number of shares of Horizon Common Stock the shareholders of Peoples would have received if any of the foregoing actions had not occurred. No adjustment shall be made under this Section 2.02 solely as a result of Horizon changing its cash dividend levels or issuing additional shares of Horizon Common Stock provided it receives value for such shares or such shares are issued in connection with a Horizon employee benefit plan or similar plan.

2.03 Fractional Shares. Notwithstanding any other provision in this Agreement, no fractional shares of Horizon Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Horizon shall pay to each holder of Peoples Common Stock who otherwise would be entitled to a fractional share of Horizon Common Stock an amount in cash (without interest) determined by multiplying such fraction by the average of the daily closing sales prices of a share of Horizon’s common stock, rounded to the nearest cent, during the fifteen (15) consecutive trading days immediately preceding the second business day prior to the Closing Date; provided, however, that closing sales prices shall only be used for days during which such shares are actually traded on the NASDAQ Global Market.

2.04 Exchange Procedures.

(a) At and after the Effective Time, each certificate representing outstanding shares of Peoples Common Stock (other than Dissenting Shares) shall represent only the right to receive the Merger Consideration in accordance with the terms of this Agreement.

(b) At or prior to the Effective Time, Horizon shall reserve a sufficient number of shares of Horizon Common Stock to be issued as part of the Merger Consideration. As promptly as practicable after the Effective Time, but in no event more than five (5) business days thereafter, Horizon shall mail to each holder of Peoples Common Stock a letter of transmittal providing instructions as to the transmittal to Horizon of certificates representing shares of

Peoples Common Stock and the issuance of shares of Horizon Common Stock in exchange therefor pursuant to the terms of this Agreement.

(c) Horizon shall cause a certificate representing that number of whole shares of Horizon Common Stock that each holder of Peoples Common Stock has the right to receive pursuant to Section 2.01 and a check in the amount of such holder’s proportionate share of the Cash Consideration and any cash in lieu of fractional shares or dividends or distributions which such holder shall be entitled to receive, if any, to be delivered to such shareholder upon delivery to Horizon of certificates representing such shares of Peoples Common Stock (“Old Certificates”) (or bond or other indemnity satisfactory to Horizon if any of such certificates are lost, stolen or destroyed) owned by such shareholder accompanied by a properly completed and executed letter of transmittal, in the form and substance satisfactory to Horizon. No interest will be paid on any Merger Consideration that any such holder shall be entitled to receive pursuant to this Article II upon such delivery.

(d) No dividends or other distributions on Horizon Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of Peoples Common Stock converted in the Merger into the right to receive shares of Horizon Common Stock until the holder thereof surrenders such Old Certificates in accordance with this Section 2.04. After becoming so entitled in accordance with this Section 2.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Horizon Common Stock such holder had the right to receive upon surrender of the Old Certificate.

(e) The stock transfer books of Peoples shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of Peoples of any shares of Peoples Common Stock. If, after the Effective Time, Old Certificates are presented to Horizon, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.04.

(f) Horizon shall be entitled to rely upon Peoples’ stock transfer books to establish the identity of those individuals, partnerships, corporations, trusts, joint ventures, organizations or other entities (each, a “Person”) entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Old Certificate, Horizon shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party selected by Horizon and thereafter be relieved from any and all liability with respect to any claims thereto.

(g) If any Old Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen, or destroyed and, if required by Horizon, the posting by such Person of a bond or other indemnity satisfactory to Horizon as indemnity against any claim that may be made against it with respect to such Old Certificate, Horizon will issue in exchange for such affidavit of lost, stolen, or destroyed Old Certificate, the Merger Consideration deliverable in respect thereof pursuant to Section 2.01 hereof.

(h) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Peoples Common Stock that are held as treasury stock of Peoples or owned by Horizon (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be cancelled and shall cease to exist, and no stock of Horizon or other consideration shall be exchanged therefor.

(i) Notwithstanding the foregoing, no party hereto shall be liable to any former holder of Peoples Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PEOPLES

On or prior to the date hereof, Peoples has delivered to Horizon a schedule (the “Peoples Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of its covenants contained in Article V.

For the purpose of this Agreement, and in relation to Peoples, a “Material Adverse Effect” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, conditions (financial or otherwise), value or business of Peoples and its Subsidiaries (as such term is defined below) on a consolidated basis, or (ii) would materially impair the ability of Peoples or any of its Subsidiaries to perform its obligations under this Agreement or any related agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect on Peoples shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks or their holding companies generally, (c) effects of any action or omission taken with the prior written consent of Horizon or at the direction of Horizon, (d) changes resulting from professional expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, (e) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of Peoples and its Subsidiaries, and (f) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices.

For the purpose of this Agreement, and in relation to Peoples and its Subsidiaries, “knowledge” means those facts that are actually known by the executive officers of Peoples and its Subsidiaries. Additionally, for the purpose of this Agreement, and in relation to Peoples, its “Subsidiaries” shall mean any entity which is required to be consolidated with Peoples for financial reporting purposes pursuant to United States generally accepted accounting principles (“GAAP”).

Accordingly, Peoples hereby represents and warrants to Horizon as follows, except as set forth in its Disclosure Schedule:

3.01 Organization and Authority.

(a) Peoples is a corporation duly organized and validly existing under the laws of the state of Indiana and is a registered savings and loan holding company under the HOLA. Peoples has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Peoples has previously provided Horizon with a complete list of its Subsidiaries. Except for Peoples Bank and as provided in the Disclosure Schedule, Peoples owns directly no voting stock or equity securities of any corporation, partnership, association or other entity.

(b) Peoples Bank is a federally chartered stock savings bank existing under the laws of the United States. Peoples Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except as set forth in the Peoples Disclosure Schedule, no Subsidiary owns voting stock or equity securities of any corporation, partnership, association or other entity. Peoples Financial Services Inc. is a corporation duly organized and validly existing under the laws of the state of Indiana and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. PFDC Investments, Inc. is a corporation duly organized and validly existing under the laws of the state of Nevada and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Alpha Financial, Inc. is a corporation duly organized and validly existing under the laws of the state of Michigan and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

3.02 Authorization.

(a) Peoples has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.02 (e) and (f) hereof. This Agreement and its execution and delivery by Peoples have been duly authorized and approved by the Board of Directors of Peoples and, assuming due execution and delivery by Horizon, constitutes a valid and binding obligation of Peoples, subject to the terms and conditions hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b) Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or Bylaws of Peoples or the charter documents of any of Peoples’ Subsidiaries; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which Peoples or any of its Subsidiaries is a party or by which Peoples or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than Horizon) or any other adverse interest, upon any right, property or asset of Peoples or any of its Subsidiaries; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which Peoples or any of its Subsidiaries is bound or with respect to which Peoples or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits.

(c) Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by Peoples.

3.03 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Peoples consists of (i) 7,000,000 shares of Peoples Common Stock, 2,311,858 shares of which are issued and outstanding, (ii) 5,000,000 shares of preferred stock, $1.00 par value per share, of which no shares are outstanding. As of immediately prior to the Effective Time, there shall be 2,311,858 shares of Peoples Common Stock outstanding. Such issued and outstanding shares of Peoples Common Stock have been duly and validly authorized by all necessary corporate action of Peoples, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights. Peoples has no capital stock authorized, issued or outstanding other than as described in this Section 3.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of stock or securities convertible into stock. Each share of Peoples Common Stock is entitled to one vote per share.

(b) Except as set forth in the Peoples Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Peoples are owned by Peoples, directly or indirectly, free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.

(c) There are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of Peoples Common Stock or any shares of capital stock of Peoples’ Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of Peoples or its Subsidiaries, by which Peoples is or may become bound. Peoples does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of Peoples Common Stock. To Peoples’ knowledge, there are no voting trusts, voting arrangements, buy-sell agreements or similar arrangements affecting the capital stock of Peoples or its Subsidiaries.

(d) Except as set forth in the Peoples Disclosure Schedule, Peoples has no knowledge of any Person which beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “1934 Act”)) 10% or more of the outstanding shares of Peoples Common Stock.

3.04 Organizational Documents. The Articles of Incorporation and Bylaws of Peoples and any similar governing documents for each of Peoples’ Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, are attached to and included in the Peoples Disclosure Schedule.

3.05 Compliance with Law.

(a) None of Peoples or any of its Subsidiaries is currently in material violation of, and during the preceding five (5) years, none has been in material violation of, any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, and none is in violation of any order, injunction, judgment, writ or decree of any court or government agency or body (collectively, the “Law”). Peoples and its Subsidiaries possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect, and such licenses, franchises, permits, certificates and authorizations are transferable (to the extent required) to Horizon at the Effective Time without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement.

(b) The Peoples Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers (vice presidents and higher) and directors of Peoples who have outstanding loans from Peoples or any of its Subsidiaries, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two (2) years immediately preceding the date hereof.

(c) All of the existing offices and branches of Peoples Bank have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements, except such as would not have a Material Adverse Effect on Peoples. Peoples Bank has no approved but unopened offices or branches.

3.06 Accuracy of Information Provided to Horizon. Peoples agrees that the information concerning Peoples or any of its Subsidiaries that is provided or to be provided by Peoples to Horizon for inclusion or that is included in the Registration Statement or Joint Proxy Statement and any other documents to be filed with any regulatory authority or governmental entity in connection with the Merger and the other transactions contemplated by this Agreement will: (a) at the respective times such documents are filed and, in the case of the Registration

Statement, when it becomes effective and, with respect to the Joint Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Peoples Shareholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Joint Proxy Statement shall be mailed. Notwithstanding the foregoing, Peoples shall have no responsibility for the truth or accuracy of any information with respect to Horizon or any of its Subsidiaries or any of their affiliates contained in the Registration Statement or the Joint Proxy Statement or in any document submitted to, or other communication with, any regulatory agency or governmental body.

3.07 Litigation and Pending Proceedings.

(a) Except for lawsuits described in the Peoples Disclosure Schedule and lawsuits involving collection of delinquent accounts, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending or threatened against Peoples or any of its Subsidiaries, and to Peoples’ knowledge there is no basis for any claim, action, suit, proceeding, litigation, arbitration or investigation against Peoples or any of its Subsidiaries.

(b) Neither Peoples nor any of its Subsidiaries is: (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or under governmental investigation with respect to, any actual or alleged violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any pending or threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties or operations.

3.08 Financial Statements and Reports.

(a) Peoples has delivered to Horizon copies of the following financial statements and reports of Peoples and its Subsidiaries, including the notes thereto (collectively, the “Peoples Financial Statements”):

(i) Consolidated balance sheets and the related consolidated statements of earnings, consolidated statements of cash flows, and consolidated statements of changes in shareholders’ equity of Peoples as of and for the fiscal years ended September 30, 2012, 2013 and 2014;

(ii) internal (unaudited) consolidated balance sheet and income statement as of and for the three months ended December 31, 2014 (without footnotes); and

(iii) Call Reports (“Call Reports”) for Peoples Bank for the periods ending on September 30, 2012, 2013 and 2014, and December 31, 2014.

(b) The Peoples Financial Statements present fairly in all material respects the consolidated financial position of Peoples as of and at the dates shown and the consolidated results of operations, (if presented) cash flows and (if presented) changes in shareholders’ equity for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of Peoples and its Subsidiaries. The Peoples Financial Statements described in clause (i) above are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

(c) Since September 30, 2014 on a consolidated basis, Peoples and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.

3.09 Material Contracts.

(a) As of the date of this Agreement, and except as disclosed by the Peoples Disclosure Schedule, neither Peoples nor any of its Subsidiaries, nor any of their respective assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under (collectively, the “Material Contracts”):

(i) any contract relating to the borrowing of money in excess of $100,000 by Peoples or any of its Subsidiaries or the guarantee by Peoples or any of its Subsidiaries of any such obligation (other than contracts pertaining to fully-secured repurchase agreements, and trade payables, and contracts relating to borrowings or guarantees made in the ordinary course of business),

(ii) any contract containing covenants that limit the ability of Peoples or any of its Subsidiaries to compete in any line of business or with any Person, or to hire or engage the services of any Person, or that involve any restriction of the geographic area in which, or method by which, Peoples or any of its Subsidiaries may carry on its business (other than as may be required by Law or any Governmental Authority (as hereinafter defined in Section 5.12)) (as each are hereinafter defined), or any contract that requires it or any of its Subsidiaries to deal exclusively or on a “sole source” basis with another party to such contract with respect to the subject matter of such contract,

(iii) any contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization, joint venture, or other business combination, or asset sale or sale of equity securities not in the ordinary course of business consistent with past practice, with respect to Peoples or any of its Subsidiaries,

(iv) any contract deemed material by Peoples or Peoples Bank for the continued operations of Peoples and/or Peoples Bank by Horizon or any of its Subsidiaries after the Effective Time,

(v) any lease of real or personal property providing for total aggregate lease payments by or to Peoples or its Subsidiaries during the remaining term of the agreement in excess of $100,000 or having a remaining term in excess of two years, other than financing leases entered into in the ordinary course of business in which Peoples or any of its Subsidiaries is the lessor,

(vi) any contract that involves total aggregate expenditures or receipts by Peoples or any of its Subsidiaries in excess of $100,000 during the remaining term of the agreement or having a remaining term in excess of two years, or

(vii) each licensing agreement or other contract with respect to patents, trademarks, copyrights, or other intellectual property, including agreements with current or former employees, consultants or contractors regarding the appropriation or the nondisclosure of any of its intellectual property.

(b) With respect to each of Peoples’ Material Contracts: (i) each such Material Contract is in full force and effect; (ii) neither Peoples nor any of its Subsidiaries is in default thereunder, as such term or concept is defined in each such Material Contract; (iii) neither Peoples nor any of its Subsidiaries has repudiated or waived any material provision of any such Material Contract; (iv) to Peoples’ knowledge, no other party to any such Material Contract is in default; and (v) a true, complete and correct copy of each such Material Contract is attached to and included in the Peoples Disclosure Schedule.

(c) Neither Peoples nor any of its Subsidiaries have entered into any interest rate swaps, caps, floors, option agreements, futures and forward contracts, or other similar risk management arrangements, whether entered into for Peoples’ own account or for the account of one or more of its Subsidiaries or their respective customers.

3.10 Absence of Undisclosed Liabilities. Except as provided in the Peoples Financial Statements and except for unfunded loan commitments and obligations on letters of credit to customers of Peoples’ Subsidiaries made in the ordinary course of business, except for trade payables incurred in the ordinary course of such Subsidiaries’ business, and except for the transactions contemplated by this Agreement and obligations for services rendered pursuant thereto, none of Peoples or any of its Subsidiaries has, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, nor, to Peoples’ knowledge, does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license. None of Peoples or any of its Subsidiaries is delinquent in the payment of any amount due pursuant to any trade payable, and each has properly accrued for such payables in accordance with GAAP.

3.11 Title to Properties.

(a) The Peoples Disclosure Schedule includes a list of all real property owned (including other real estate owned (“OREO”) and leased by Peoples or any Subsidiary. Peoples or one of its Subsidiaries, as the case may be, has marketable title in fee simple to all owned real property (including, without limitation, all real property used as bank premises and all OREO); marketable title to all personal property reflected in the Peoples Financial Statements as of September 30, 2014, other than personal property disposed of in the ordinary course of business since September 30, 2014; the right to use by valid and enforceable written lease or contract all other real property which Peoples or any of its Subsidiaries uses in its respective business; marketable title to, or right to use by terms of a valid and enforceable written lease or contract, all other tangible and intangible property used in its respective business to the extent material thereto; and marketable title to all material property and assets acquired (and not disposed of) or leased since September 30, 2014. All of such owned properties and assets are owned by Peoples or its Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the Peoples Disclosure Schedule; (ii) as specifically noted in reasonable detail in the Peoples Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens and other matters of record, imperfections of title and other limitations which are not material in amount and which do not detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or leased by Peoples or its Subsidiaries is in compliance in all respects with all applicable zoning and land use laws and there are no encroachments or other violations of law with respect to any such property. All such properties also comply in all material respects with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto, and there are no condemnation proceedings pending or threatened with respect to such properties. All real property, machinery, equipment, furniture and fixtures owned or leased by Peoples or its Subsidiaries that is material to their respective businesses is in good operating condition for its intended purpose (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary condition of business.

(b) After the date hereof, Horizon shall be entitled, at its own cost, to obtain new commitments for, and policies of title insurance or surveys in respect of, any real property owned or leased by Peoples or its Subsidiaries. Within thirty (30) days after the later of Horizon’s receipt of such surveys and title commitments, Horizon shall notify Peoples of any objections to any exceptions, conditions or other matters contained in or set forth in any survey or title commitment other than Standard Permitted Exceptions (the “Unpermitted Exceptions”). The term “Standard Permitted Exceptions” shall include (i) liens for real estate taxes and assessments not yet delinquent; and (ii) utility, access and other easements, rights of way, restrictions and exceptions existing on the real estate owned or leased by Peoples as shown in the title commitments or surveys, none of which impair such real property for the use and business being conducted thereon in any material respect. Within ten (10) days after receipt of such written notice of Unpermitted Exceptions from Horizon, Peoples shall commence using its best efforts to cure any such Unpermitted Exceptions to the satisfaction of Horizon prior to the Closing. If Peoples agrees to cure the Unpermitted Exceptions but is unable to cure the Unpermitted Exceptions to the reasonable satisfaction of Horizon prior to the Closing, or does not agree to do so, Horizon may either: (i) waive the uncured Unpermitted Exceptions and close the transactions contemplated by this Agreement; or (ii) if such Unpermitted Exceptions decrease the value of the property by more than $250,000 in the reasonable and good faith estimate of Horizon or would require the expenditure of monies (including legal fees and costs) in excess of $250,000 to cure such Unpermitted Exceptions, terminate this Agreement, in which event this Agreement shall be terminated, and neither party shall have any further obligation or liability to the other party hereunder; or (iii) reduce the Cash Consideration by the amount Horizon and

Peoples reasonably determine will be required to remove or cure the Unpermitted Exceptions (or provide a reasonable alternative thereto).

(c) With respect to all real property presently or formerly owned, leased or used by Peoples or any of its Subsidiaries, Peoples, its Subsidiaries and to Peoples’ knowledge, each of the prior owners, have conducted their respective business in material compliance with all applicable federal, state, county and municipal laws, statutes, regulations, rules, ordinances, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants or storm water or process waste water or otherwise relating to the environment, air, water, soil or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corps of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now or at any time thereafter in effect (collectively, “Environmental Laws”). There are no pending or threatened claims, actions or proceedings by any local municipality, sewage district or other governmental entity against Peoples or any of its Subsidiaries with respect to the Environmental Laws, and, to Peoples’ knowledge, there is no reasonable basis or grounds for any such claim, action or proceeding. No environmental clearances are required for the conduct of the business of Peoples or any of its Subsidiaries as currently conducted or the consummation of the Merger or any of the other transactions contemplated hereby. Neither Peoples nor any of its Subsidiaries is the owner, or has been in the chain of title or the operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, other than in compliance with Environmental Laws and which substances, if known to be present on, at or under such property, would require clean-up, removal, treatment, abatement, response costs, or any other remedial action under any Environmental Law. Neither Peoples nor any of its Subsidiaries has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.

3.12 Loans and Investments.

(a) The Peoples Disclosure Schedule contains (i) a list of each loan by Peoples Bank that has been classified by regulatory examiners or management as “Other Loans Especially Mentioned,” “Substandard,” “Doubtful” or “Loss” or that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability as of September 30, 2014, (ii) the most recent loan watch list of Peoples Bank and a list of all loans which have been determined to be thirty (30) days or more past due with respect to principal or interest payments, have been placed on nonaccrual status, or have been designated as Troubled Debt Restructuring (“TDR”) loans, and (iii) a description of all unfunded loan commitments (and loans currently under consideration) of the types and amounts described in Section 5.03(a)(iv) of this Agreement. Peoples and Peoples Bank have not sold, purchased or entered into any loan participation arrangement which was outstanding at September 30, 2014, except where such participation is on a pro rata basis according to the respective contributions of the participants to such loan amount. The Peoples Disclosure Schedule also contains a true, accurate and complete list of all loans in which Peoples Bank has any participation interest or which have been made with or through another financial institution on a recourse basis against Peoples Bank.

(b) All loans reflected in the Peoples Financial Statements as of September 30, 2014 and which have been made, extended, renewed, restructured, approved, amended or acquired since September 30, 2014: (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors’ rights; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) are secured by perfected security interests or recorded mortgages naming Peoples Bank as the secured party or mortgagee (unless by written agreement to the contrary).

(c) The allowance for loan and lease losses and the carrying value for OREO which are shown on the Peoples Financial Statements are, in the judgment of management of Peoples, adequate in all respects under the requirements of GAAP to provide for possible losses on items for which reserves were made, on loans and leases outstanding and OREO as of the respective dates.

(d) None of the investments reflected in the Peoples Financial Statements as of and for the twelve months ended September 30, 2014, and none of the investments made by any Subsidiary of Peoples since September 30, 2014 are subject to any restriction, whether contractual or statutory, which materially impairs the ability of such Subsidiary to dispose freely of such investment at any time. Neither Peoples nor any of its Subsidiaries is a party to any repurchase agreements with respect to securities. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of states of the United States and their political subdivisions, and other investment securities classified as “held to maturity” held by Peoples and Peoples Bank, as reflected in the latest balance sheet in the Peoples Financial Statements, are carried in the aggregate at no more than cost adjusted for amortization of premiums and accretion of discounts. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of states of the United States and their political subdivisions, and other investment securities classified as “available for sale” held by Peoples and Peoples Bank, as reflected in the latest balance sheet in the Peoples Financial Statements, are carried in the aggregate at market value. Provisions for losses have been made on all such securities that have had a decline in value deemed “other than temporary” as defined in SEC Staff Accounting Bulletin No. 59.

3.13 Indebtedness. Except for customer deposits and ordinary trade payables and FHLB advances, neither Peoples nor any of its Subsidiaries has, and none will have at the Effective Time, any indebtedness for borrowed money.

3.14 No Shareholder Rights Plan. Peoples has no outstanding shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of Peoples or which reasonably could be considered an anti-takeover mechanism.

3.15 Employee Benefit Plans.

(a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), sponsored or otherwise maintained by any member of a controlled group of corporations under Code Section 414(b) of which Peoples is or was a member, and any trade or business (whether or not incorporated) which is or was under common control with Peoples under Code Section 414(c), and all other entities which together with Peoples are or were prior to the date hereof treated as a single employer under Code Section 414(m) or 414(o) (an “ERISA Affiliate”), whether written or oral, in which Peoples or any ERISA Affiliate participates as a participating employer, or to which Peoples or any ERISA Affiliate contributes, or any nonqualified employee benefit plans or deferred compensation, bonus, stock, performance share, phantom stock or incentive plans or arrangements, or other employee benefit or fringe benefit programs for the benefit of former or current employees or directors (or their beneficiaries or dependents) of Peoples or any ERISA Affiliate, and including any such plans which have been terminated, merged into another plan, frozen or discontinued since January 1, 2008 (individually, “Peoples Plan” and collectively, “Peoples Plans”), Peoples represents and warrants, except as set forth in the Peoples Disclosure Schedule:

(i) All such Peoples Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with their respective terms and with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including without limitation, ERISA and the Department of Labor (“Department”) Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.

(ii) All Peoples Plans intended to constitute tax-qualified plans under Code Section 401(a) have complied in form since their adoption and have been timely amended to comply in all material respects with all applicable requirements of the Code and the Treasury Regulations and each such Plan either (A) has received a determination letter from the Internal Revenue Service upon which Peoples may rely regarding such plan’s tax qualified status under the Code, or (B) is a pre-approved volume submitter or prototype plan that is the subject of an opinion letter issued by the Internal Revenue Service.

(iii) All Peoples Plans that provide for payments of “nonqualified deferred compensation” (as defined in Code Section 409A(d)(1)) have, in all material respects, been (A) operated in good faith compliance with the applicable requirements of Code Section 409A and applicable guidance thereunder since January 1, 2005, and (B) amended to comply in written form with Code Section 409A and the Treasury Regulations promulgated thereunder.

(iv) No Peoples Plan (or its related trust) holds any stock or other securities of Peoples and no Peoples Plan allows for the granting of any awards over or with respect to any stock or other securities of Peoples.

(v) Neither Peoples, an ERISA Affiliate nor any other fiduciary as defined in ERISA Section 3(21)(A) of a Peoples Plan has engaged in any transaction that may subject Peoples, any ERISA Affiliate or any Peoples Plan to a civil penalty imposed by ERISA Section 502 or any other provision of ERISA or excise taxes under Code Section 4971, 4975, 4976, 4977, 4979 or 4980B.

(vi) All obligations required to be performed by Peoples or any ERISA Affiliate under any provision of any Peoples Plan have been performed by it in all material respects and, neither Peoples nor any ERISA Affiliate is, in any material respect, in default under or in violation of any provision of any Peoples Plan.

(vii) All required reports and descriptions for the Peoples Plans have, in all material respects, been timely filed and distributed to participants and beneficiaries, and all notices required by ERISA or the Code with respect to all Peoples Plans have been proper as to form and timely given.

(viii) No event has occurred which would reasonably constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA with respect to any Peoples Plan.

(ix) There are no examinations, audits, enforcement actions or proceedings, or any other investigations, pending or, to Peoples’ knowledge, threatened by any governmental agency involving any Peoples Plan.

(x) There are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or threatened against Peoples or any ERISA Affiliate in connection with any Peoples Plan or the assets of any Peoples Plan.

(xi) Any Peoples Plan may be amended and terminated at any time without any material liability and these rights have always been maintained by Peoples and its ERISA Affiliates.

(b) Peoples has provided or made available to Horizon true, accurate and complete copies and, in the case of any plan or program which has not been reduced to writing, a materially complete summary, of all of the following Peoples Plans, as applicable:

(i) All current pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option, restricted stock, restricted stock unit, phantom stock, performance share and stock appreciation right plans, all amendments thereto, and, if required under the reporting and disclosure requirements of ERISA, all current summary plan descriptions thereof (including any modifications thereto);

(ii) All current employment, deferred compensation (whether funded or unfunded), salary continuation, change in control, consulting, bonus, severance, and collective bargaining, agreements, arrangements or understandings;

(iii) All current executive and other incentive compensation plans, programs and agreements;

(iv) All current group insurance, medical, and prescription drug arrangements, policies or plans;

(v) All other current incentive, welfare or employee benefit plans, understandings, arrangements or agreements, maintained or sponsored, participated in, or contributed to by Peoples for its current or former directors, officers or employees;

(vi) All reports filed with the Internal Revenue Service or the Department within the preceding three (3) years by Peoples or any ERISA Affiliate with respect to any Peoples Plan;

(vii) All current participants in such plans and programs and all participants with benefit entitlements under such plans and programs; and

(vii) Valuations or allocation reports for any defined contribution and defined benefit plans as of the most recent allocation and valuation dates.

(c) Except as disclosed in the Peoples Disclosure Schedule, no current or former director, officer or employee of Peoples or any ERISA Affiliate (i) is entitled to or may become entitled to any benefit under any Peoples Plans that are welfare benefit plans (as defined in ERISA Section 3(1)) after termination of employment with Peoples or any ERISA Affiliate, except to the extent such individuals may be entitled to continue their group health care coverage pursuant to Code Section 4980B, or (ii) is currently receiving, or entitled to commence receiving, a disability benefit under a long-term or short-term disability plan that is a Peoples Plan maintained by Peoples or an ERISA Affiliate.

(d) With respect to all Peoples Plans that are group health plans as defined in ERISA Section 607(1), sponsored or maintained by Peoples or any ERISA Affiliate, no director, officer, employee or agent of Peoples or any ERISA Affiliate has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on Peoples or any ERISA Affiliate under Code Section 4980B(a), or would cause a penalty to be imposed under ERISA and the regulations promulgated thereunder. With respect to all such plans, all applicable provisions of Code Section 4980B and ERISA Sections 601-606 have been complied with by Peoples or any ERISA Affiliate, and all other provisions of ERISA and the regulations promulgated thereunder have been complied with in all material respects.

(e) Except as disclosed in the Peoples Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, change in control, reimbursement, indemnity, retirement, early retirement, severance or similar plans or agreements, commitments or understandings, or any employee benefit or retirement plan or agreement, binding upon Peoples or any ERISA Affiliate, and no such agreement, commitment, understanding or plan is under discussion or negotiation by management with any employee or group of employees, any member of management or any other Person.

(f) No Voluntary Employees’ Beneficiary Association (“VEBA”), as defined in Code Section 501(c)(9), is sponsored or maintained by Peoples or any ERISA Affiliate.

(g) Except as contemplated in this Agreement or as disclosed in the Peoples Disclosure Schedule, there are no benefits or liabilities under any employee benefit plan or program that will be accelerated or otherwise come due as a result of the transactions contemplated by the terms of this Agreement.

(h) Peoples and all ERISA Affiliates are and have been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements.

(i) None of the Peoples Plans, other than The Pentegra Defined Benefit Plan for Financial Institutions, as adopted by Peoples Bank (the “Pension Plan”), is subject to Title IV of ERISA, is or has been subject to Sections 4063 or 4064 of ERISA or is a “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA. Neither Peoples nor any of its ERISA Affiliates has ever participated in or had any obligation to contribute to a “multiemployer plan,” as defined in Section 3(37) of ERISA.

(j) Except as disclosed in the Peoples Disclosure Schedule, as a result, directly or indirectly, of the transactions contemplated by this Agreement (including without limitation any termination of employment relating thereto and occurring prior to, at or following the Effective Time), Peoples, its ERISA Affiliates and their respective successors will not be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual,” as such terms are defined in Code Section 280G.

(k) Except as contemplated by this Agreement, neither Peoples nor any ERISA Affiliate has made any promises or commitments, whether legally binding or not, to create any new plan, agreement or arrangement, or to modify or change in any material way Peoples Plans.

(l) With respect to each Peoples Plan that is subject to ERISA Title IV (a “Title IV Plan”):

(i) Peoples and Peoples Bank have at all times met the minimum funding standard, and has made all contributions required, under ERISA Section 302 and Code Section 412;

(ii) Peoples and Peoples Bank have paid all amounts due to the Pension Benefit Guaranty Corporation (the “PBGC”);

(iii) Neither Peoples nor Peoples Bank have ceased operations at any facility or withdrawn from any Title IV Plan in a manner that would subject any entity or Peoples or Peoples Bank to liability under ERISA Section 4062(e), Section 4063, or Section 4064;

(iv) Neither Peoples nor Peoples Bank has ever filed a notice of intent to terminate any Title IV Plan or adopted any amendment to treat a Title IV Plan as terminated. The PBGC has not instituted proceedings to treat any Title IV Plan as terminated. No event has occurred or circumstance exists that may constitute grounds under ERISA Section 4042 for the termination of, or the appointment of a trustee to administer, any Title IV Plan;

(v) No amendment has been made, or is reasonably expected to be made, to any Title IV Plan that has required or could require the provision of security under ERISA Section 307 or Code Section 401(a)(29);

(vi) Except as provided in the Disclosure Schedule, since the last valuation date for each Title IV Plan, no event has occurred or circumstance exists that would increase the amount of benefits under any Title IV Plan or that would cause the excess of Title IV Plan assets over benefit liabilities (as defined in ERISA Section 4001) to decrease, or the amount by which benefit liabilities exceed assets to increase;

(vii) No reportable event (as defined in ERISA Section 4043 and in regulations issued thereunder) has occurred; and

(viii) Neither Peoples nor Peoples Bank has any knowledge of any facts or circumstances that may give rise to any liability of Horizon or Horizon Bank to the PBGC under Title IV of ERISA.

(m) The Pension Plan was amended effective August 1, 2007, to prevent any new participant from becoming eligible to participate in such plan and to prevent any then existing participant from accruing additional benefits under such plan after August 1, 2007.

3.16 Obligations to Employees. All material obligations and liabilities of and all payments by Peoples or any ERISA Affiliate and all Peoples Plans, whether arising by operation of law, by contract or by past custom, for payments to trusts or other funds, to any government agency or authority or to any present or former director, officer, employee or agent (or his or her heirs, legatees or legal representatives) have been and are being paid to the extent required by applicable law or by the plan, trust, contract or past custom or practice, and adequate actuarial accruals and reserves for such payments have been and are being made by Peoples or an ERISA Affiliate in accordance with GAAP and applicable law applied on a consistent basis and sound actuarial methods with respect to the following: (a) withholding taxes or unemployment compensation; (b) Peoples Plans; (c) employment, salary continuation, change in control, consulting, retirement, early retirement, severance or reimbursement; and (d) collective bargaining plans and agreements. All accruals and reserves referred to in this Section 3.16 are correctly and accurately reflected and accounted for in the Peoples Financial Statements and the books, statements and records of Peoples.

3.17 Taxes, Returns and Reports. Each of Peoples and its Subsidiaries has since January 1, 2010 (a) duly and timely filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments and other governmental charges due or claimed to be due upon it or any of its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Peoples has established, and shall establish in the Subsequent Peoples Financial Statements (as hereinafter defined in Section 5.10), in accordance with GAAP, a reserve for taxes in the Peoples Financial Statements adequate to cover all of Peoples’ and its Subsidiaries tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither Peoples nor any of its Subsidiaries has, nor will any of them have, any liability for taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent Peoples Financial Statements (as hereinafter defined) or as accrued or reserved for on the books and records of Peoples or its Subsidiaries. Except as set forth in the Peoples Disclosure Schedule, neither Peoples nor any of its Subsidiaries is currently under audit by any state or federal taxing authority. Except as set forth in the Peoples Disclosure Schedule, no federal, state or local tax returns of Peoples or any of its Subsidiaries have been audited by any taxing authority during the past five (5) years.

3.18 Deposit Insurance. The deposits of Peoples Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law, and Peoples or Peoples Bank has paid, prepaid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

3.19 Insurance. The Peoples Disclosure Schedule contains a true, accurate and complete list of all policies of insurance (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by Peoples or any of its Subsidiaries on the date hereof or with respect to which Peoples or any of its Subsidiaries pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due.

3.20 Books and Records. The books of account, minute books, stock record books and other records of People and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with the People’s business practices and all applicable Laws, including the maintenance of an adequate system of internal controls required by such Laws. The minute books of People and each of its Subsidiaries contain accurate and complete records in all material respects of all meetings held of, and corporate action taken by, its respective shareholders, boards of directors and committees of the boards of directors. At the Closing, all of those books and records will be in the possession of Peoples and its Subsidiaries.

3.21 Broker’s, Finder’s or Other Fees. Except for reasonable fees and expenses of Peoples’ attorneys and accountants and the contractually-agreed fees and expenses of Keefe, Bruyette & Woods, Inc. (“KBW”), Peoples’ investment banker under the agreement identified on the Peoples Disclosure Schedule, all of which shall be paid or accrued by Peoples at or prior to the Effective Time, no agent, broker or other Person acting on behalf of Peoples or any of its Subsidiaries or under any authority of Peoples or any of its Subsidiaries is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement or the Merger or other transactions contemplated hereby.

3.22 Interim Events. Except as otherwise permitted hereunder or disclosed on the Peoples Disclosure Schedule, since September 30, 2014, neither Peoples nor any of its Subsidiaries has:

(a) Experienced any events, changes, developments or occurrences which have had, or are reasonably likely to have, a Material Adverse Effect on Peoples;

(b) Suffered any damage, destruction or loss to any of its properties, not fully paid by insurance proceeds, in excess of $100,000 individually or $250,000 in the aggregate;

(c) Declared, distributed or paid any dividend or other distribution to its shareholders, except for payment of dividends as permitted by Section 5.03(a)(ii) hereof ;

(d) Repurchased, redeemed or otherwise acquired shares of its common stock, issued any shares of its common stock or stock appreciation rights or sold or agreed to issue or sell any shares of its common stock, including the issuance of any stock options, or any right to purchase or acquire any such stock or any security convertible into such stock or taken any action to reclassify, recapitalize or split its stock;

(e) Granted or agreed to grant any increase in benefits payable or to become payable under any pension, retirement, profit sharing, change in control, health, bonus, insurance or other welfare benefit plan or agreement to employees, officers or directors of Peoples or a Subsidiary;

(f) Increased the salary of (or granted any bonus to) any director, officer or employee, except for normal increases in the ordinary course of business and in accordance with past practices, or entered into any employment contract, indemnity agreement or understanding with any officer or employee or installed or amended any existing employee welfare, pension, retirement, change in control, stock option, stock appreciation, stock dividend, profit sharing or other similar plan or arrangement;

(g) Leased, sold or otherwise disposed of any of its assets except in the ordinary course of business or leased, purchased or otherwise acquired from third parties any assets except in the ordinary course of business;

(h) Except for the Merger and other transactions contemplated by this Agreement, merged, consolidated or sold shares of its (or any of its Subsidiaries’) common stock, agreed to merge or consolidate Peoples or any of its Subsidiaries with or into any third party, agreed to sell any shares of its (or any of its Subsidiaries’) common stock or acquired or agreed to acquire any stock, equity interest, assets or business of any third party;

(i) Incurred, assumed or guaranteed any material obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of business;

(j) Mortgaged, pledged or subjected to a lien, security interest, option or other encumbrance any of its assets except for tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with acceptance by Peoples Bank of government deposits; or (ii) granted in connection with repurchase or reverse repurchase agreements;

(k) Canceled, released or compromised any loan, debt, obligation, claim or receivable other than in the ordinary course of business;

(l) Entered into any transaction, contract or commitment other than in the ordinary course of business;

(m) Agreed to enter into any transaction for the borrowing or loaning of monies, other than in the ordinary course of its lending business;

(n) Amended their articles of incorporation, charter or bylaws or adopted any resolutions by their board of directors or shareholders with respect to the same; or

(o) Conducted its business in any manner other than substantially as it was being conducted prior to September 30, 2014.

3.23 Insider Transactions. Except as set forth in the Peoples Disclosure Schedule, during the preceding 5 years, no officer or director of Peoples or any of its Subsidiaries or member of the “immediate family” or “related interests” (as such terms are defined in Regulation O) of any such officer or director has currently, or has had during such time period, any direct or indirect interest in any property, assets, business or right which is owned, leased, held or used by Peoples or any Subsidiary or in any liability, obligation or indebtedness of Peoples or any Subsidiary, except for deposits of Peoples Bank, securities issued by Peoples, and interests in compensatory arrangements.

3.24 Indemnification Agreements.

(a) Except as provided in the Disclosure Schedule, neither Peoples nor any of its Subsidiaries is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or Bylaws of Peoples or the charter documents of a Subsidiary.

(b) During the preceding five (5) years, no claims have been made against or filed with Peoples or any of its Subsidiaries nor have any claims been threatened against Peoples or a Subsidiary, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee or agent of Peoples or any of its Subsidiaries.

3.25 Shareholder Approval. The affirmative vote of the holders of a majority of the Peoples Common Stock (which are issued and outstanding on the record date relating to the meeting of shareholders contemplated by Section 5.01 of this Agreement) is required for shareholder approval of this Agreement and the Merger.

3.26 Intellectual Property.

(a) Peoples and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all material Intellectual Property (as such term is defined below) that is used by Peoples or its Subsidiaries in their respective businesses as currently conducted. Neither Peoples nor any of its Subsidiaries has (A) licensed any Intellectual Property owned by it or its Subsidiaries in source code form to any third party or (B) entered into any exclusive agreements relating to Intellectual Property owned by it.

(b) Peoples and its Subsidiaries have not infringed or otherwise violated any material Intellectual Property rights of any third party during the preceding five (5) years. There is no claim asserted or threatened against Peoples and/or its Subsidiaries or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property.

(c) To Peoples’ knowledge, no third party has infringed, misappropriated or otherwise violated Peoples or its Subsidiaries’ Intellectual Property rights during the preceding five (5) years. There are no claims asserted or threatened by Peoples or its Subsidiaries, nor has Peoples or its Subsidiaries decided to assert or threaten a claim, that (i) a third party infringed or otherwise violated any of their Intellectual Property rights; or (ii) a third party’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms any of their Intellectual Property rights.

(d) To the extent Peoples has designated any of its information, materials or processes a trade secret, Peoples and its Subsidiaries have taken reasonable measures to protect the confidentiality of all trade secrets that are owned, used or held by them.

(e) For purposes of this Agreement, “Intellectual Property” shall mean all patents, trademarks, trade names, service marks, domain names, database rights, copyrights, and any applications therefor, mask works, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material and all other intellectual property or proprietary rights.

3.27 Community Reinvestment Act. Peoples Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

3.28 BSA/AML. Neither Peoples nor any of its Subsidiaries has received any notice or communication from any regulatory authority alleging violation of, or noncompliance with, any legal requirement concerning compliance with any legal requirements concerning bank secrecy and anti-money laundering, including the Currency and Foreign Transactions Reporting Act, the Money Laundering Control Act of 1986, Annunzio-Wylie Anti-Money Laundering Act, the Money Laundering Suppression Act of 1994, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (also known as the USA PATRIOT Act) (each such legal requirement and the rules promulgated thereunder, a “BSA/AML Law”). Peoples and its Subsidiaries have not been cited, fined or otherwise notified of any failure by it to comply with a BSA/AML Law which has not been cured. To the knowledge of Peoples and its Subsidiaries, there are no facts or circumstances that could form the basis for assertion of any proceeding against Peoples or its Subsidiaries under any BSA/AML Law that, if determined adversely to Peoples or its Subsidiaries, could reasonably be expected to adversely affect Peoples or its Subsidiaries.

3.29 Agreements with Regulatory Agencies. Except as set forth in the Peoples Disclosure Schedule, neither Peoples nor any of its Subsidiaries is subject to any cease-and-desist, consent order or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been, during the preceding five (5) years, a recipient of any supervisory letter from, or, during the preceding five (5) years, has adopted any policies, procedures or board resolutions at the request or suggestion of any regulatory agency or other governmental entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their subsidiaries, whether or not set forth in the Peoples Disclosure Schedule (a “Peoples Regulatory Agreement”), nor has Peoples or any of its Subsidiaries been advised, during the preceding five (5) years, by any regulatory agency or other governmental entity that it is considering issuing, initiating, ordering, or requesting any such Peoples Regulatory Agreement. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of Peoples or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to Peoples or any of its Subsidiaries.

3.30 Approval Delays. To Peoples’ knowledge, there is no reason why the granting of any of the Regulatory Approvals (as hereinafter defined in Section 7.01(e)) would be denied or unduly delayed.

3.31 Internal Controls. Peoples and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. During the preceding three (3) years, (i) through the date hereof, neither Peoples nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Peoples or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Peoples or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Peoples or any of its Subsidiaries, whether or not employed by Peoples or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Peoples or any of its officers, directors, employees or agents to the Board of Directors of Peoples or any committee thereof or to any director or officer of Peoples.

3.32 Fiduciary Accounts. Peoples and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither Peoples nor any of its Subsidiaries, nor any of their respective directors, officers or employees, has committed any breach of trust, to Peoples’ knowledge, with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF HORIZON

On or prior to the date hereof, Horizon has delivered to Peoples a schedule (the “Horizon Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of its covenants contained in Article V or Article VI.

For the purpose of this Agreement, and in relation to Horizon and its Subsidiaries (as such term is defined below), a “Material Adverse Effect on Horizon” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, condition (financial or otherwise), value or business of Horizon and its Subsidiaries on a consolidated basis, or (ii) would materially impair the ability of Horizon or any of its Subsidiaries to perform its obligations under this Agreement or any related agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect on Horizon shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or savings associations or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks, savings associations, or their holding companies generally, (c) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of Horizon and its Subsidiaries, (d) changes resulting from professional expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, and (e) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of the shares of Horizon Common Stock, by itself, be considered to constitute a Material Adverse Effect on Horizon and its Subsidiaries taken as a whole (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying or caused by such decline has resulted in a Material Adverse Effect).

For the purpose of this Agreement, and in relation to Horizon and its Subsidiaries, “knowledge” means those facts that are actually known by the executive officers of Horizon. Additionally, for the purpose of this Agreement, and in relation to Horizon, its “Subsidiaries” shall mean any entity which is required to be consolidated with Horizon for financial reporting purposes pursuant to GAAP.

Accordingly, Horizon represents and warrants to Peoples as follows, except as set forth in the Horizon Disclosure Schedule:

4.01 Organization and Authority.

(a) Horizon is a corporation duly organized and validly existing under the laws of the State of Indiana and is a registered bank holding company under the BHC Act. Horizon has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

(b) Horizon Bank is a national bank chartered and existing under the laws of the United States. Horizon Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

(c) Each of Horizon’s Subsidiaries other than Horizon Bank is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

4.02 Authorization.

(a) Horizon has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.01(d), (e), (f) and (k) hereof. This Agreement and its execution and delivery by Horizon have been duly authorized and approved by the Board of Directors of Horizon and, assuming due execution and delivery by Peoples, constitutes a valid and binding obligation of Horizon, subject to the terms and conditions hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b) Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or Bylaws of Horizon or the charter documents of any of Horizon’s Subsidiaries; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which Horizon or any of its Subsidiaries is a party or by which Horizon or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than Peoples) or any other adverse interest, upon any right, property or asset of Horizon or any of its Subsidiaries; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which Horizon or any of its Subsidiaries is bound or with respect to which Horizon or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits.

(c) Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by Horizon.

4.03 Capitalization. As of the date of this Agreement, the authorized capital stock of Horizon consists of (i) 22,500,000 shares of Horizon Common Stock, 9,278,916 shares of which are issued and outstanding (and which includes shares of restricted stock), (ii) 1,000,000 shares of preferred stock, 12,500 of which are issued and outstanding as Senior Noncumulative Perpetual Preferred Stock, Series B, $.01 par value, (iii) options to purchase 162,094 shares of Horizon Common Stock, and (iv) warrants to purchase 481,510 shares of Horizon Common Stock. Such issued and outstanding shares have been duly and validly authorized by all necessary corporate action of Horizon, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights. Each share of Horizon Common Stock is entitled to one vote per share.

4.04 Compliance with Law.

(a) None of Horizon or any of its Subsidiaries is currently in violation of, and during the preceding five (5) years, none has been in violation of any Law, except where such violation would not have a Material Adverse Effect on Horizon. Horizon and its Subsidiaries possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect on Horizon.

(b) Horizon is not subject to any understandings or commitments with, and there are no orders or directives of, any government regulatory agencies or authorities with respect to the financial condition, results of operations, business, assets or capital of Horizon or its Subsidiaries. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of Horizon or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to Horizon or any of its Subsidiaries.

(c) Since the enactment of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Horizon, to its knowledge, has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(d) All of the existing offices and branches of Horizon Bank have been legally authorized and established in accordance with all applicable federal, state and local laws,

statutes, regulations, rules, ordinances, orders, restrictions and requirements, except such as would not have a Material Adverse Effect on Horizon.

4.05 Absence of Undisclosed Liabilities. Except (i) as provided in the Horizon financial statements included in its SEC Reports (as defined in Section 4.15), (ii) for unfunded loan commitments and obligations on letters of credit to customers of Horizon’s Subsidiaries made in the ordinary course of business, (iii) for trade payables incurred in the ordinary course of business, (iv) for the transactions contemplated by this Agreement, and (v) any other transactions which would not result in a material liability, none of Horizon or any of its Subsidiaries has any obligation, agreement, contract, commitment, liability, lease or license that except where the aggregate of the amount due under such obligations, agreements, contracts, commitments, liabilities, leases or licenses would not have a Material Adverse Effect on Horizon, nor, to Horizon’s knowledge, does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license. None of Horizon or any of its Subsidiaries is delinquent in the payment of any material amount due pursuant to any trade payable, and each has properly accrued for such payables in accordance with GAAP, except where the failure to so accrue would not constitute a Material Adverse Effect on Horizon.

4.06 Accuracy of Information Provided to Peoples. Horizon agrees that the information concerning Horizon or any of its Subsidiaries that is provided or to be provided by Horizon to Peoples for inclusion or that is included in the Registration Statement or Joint Proxy Statement and any other documents to be filed with any regulatory authority or governmental entity in connection with the Merger and the other transactions contemplated by this Agreement will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Joint Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of Horizon’s Shareholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Joint Proxy Statement shall be mailed. Notwithstanding the foregoing, Horizon shall have no responsibility for the truth or accuracy of any information with respect to Peoples or any of its Subsidiaries or any of their affiliates contained in the Registration Statement or the Joint Proxy Statement or in any document submitted to, or other communication with, any regulatory authority or governmental entity.

4.07 Financial Statements and Reports.

(a) The following financial statements and reports of Horizon and its Subsidiaries, including the notes thereto (collectively, the “Horizon Financial Statements”) are publicly available:

(i) consolidated balance sheets and the related consolidated statements of income, consolidated statements of cash flows, and consolidated statements of changes in shareholders’ equity of Horizon as of and for the fiscal years ended December 31, 2011, 2012 and 2013;

(ii) internal (unaudited) consolidated balance sheet and income statement as of and for the nine months ended September 30, 2014 (without footnotes); and

(iii) Call Reports for Horizon Bank as of the close of business on December 31, 2012, 2013 and 2014.

(b) The Horizon Financial Statements present fairly, in all material respects, the consolidated financial position of Horizon as of and at the dates shown and the consolidated results of operations for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of Horizon and its Subsidiaries. The Horizon Financial Statements described in clause (i) above are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

(c) Since December 31, 2014, on a consolidated basis, Horizon and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.

4.08 Adequacy of Reserves. The reserves, the allowance for loan and lease losses and the carrying value for real estate owned which are shown on the Horizon Financial Statements are, in the judgment of management of Horizon, adequate, in all material respects, under the requirements of GAAP to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates.

4.09 Litigation and Pending Proceedings.

(a) Except for lawsuits involving collection of delinquent accounts and other matters involving Horizon or its Subsidiaries in the ordinary course of its business, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending and served against Horizon or any of its Subsidiaries or threatened in any court or before any government agency or authority, arbitration panel or otherwise against Horizon or any of its Subsidiaries which, if determined adversely to Horizon or any of its Subsidiaries, would have a Material Adverse Effect on Horizon.

(b) Neither Horizon nor any of its Subsidiaries is: (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or under governmental investigation with respect to, any actual or alleged violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any pending or threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties or operations.

4.10 Taxes, Returns and Reports. Each of Horizon and its Subsidiaries has since January 1, 2010 (a) duty and timely filed all material federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments and other governmental charges due or claimed to be due upon it or any of its income, properties or assets, unless being contested in good faith; and (c) not requested an extension of time for any such payments (which extension is still in force). Horizon has established, and shall establish in future publicly-filed financial statements, in accordance with GAAP, a reserve for taxes in the Horizon Financial Statements adequate to cover all of Horizon’s and its Subsidiaries tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither Horizon nor any of its Subsidiaries, to their knowledge, has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in Horizon’s future publicly-filed financial statements and as accrued or reserved for on the books and records of Horizon or its Subsidiaries. Except as disclosed in the Horizon Disclosure Schedule, neither Horizon nor any of its Subsidiaries is currently under audit by any state or federal taxing authority. Except as disclosed in the Horizon Disclosure Schedule, no federal, state or local tax returns of Horizon or any of its Subsidiaries have been audited by any taxing authority during the past five (5) years.

4.11 Deposit Insurance. The deposits of Horizon Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law, and Horizon or Horizon Bank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

4.12 BSA/AML. Neither Horizon nor any of its Subsidiaries has received any notice or communication from any regulatory authority alleging violation of, or noncompliance with, any BSA/AML Law. Horizon and its Subsidiaries have not been cited, fined or otherwise notified of any failure by it to comply with a BSA/AML Law which has not been cured. To the knowledge of Horizon and its Subsidiaries, there are no facts or circumstances that could form the basis for assertion of any proceeding against Horizon or its Subsidiaries under any BSA/AML Law that, if determined adversely to Horizon or its Subsidiaries, could reasonably be expected to adversely affect Horizon or its Subsidiaries.

4.13 Community Reinvestment Act. Horizon Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

4.14 Approval Delays. To the knowledge of Horizon, there is no reason why the granting of any of the Regulatory Approvals would be denied or unduly delayed.

4.15 Horizon Securities and Exchange Commission Filings. Horizon has filed all material reports and other filings with the Securities and Exchange Commission (the “SEC”) required to be filed by it (“SEC Reports”). All such SEC Reports were true, accurate and complete in all material respects as of the dates of the SEC Reports, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters received by Horizon, and to the knowledge of Horizon, none of the SEC Reports is the subject of any ongoing review by the SEC.

4.16 Environmental Matters. With respect to all real property presently owned, leased or used by Horizon or any of its Subsidiaries, Horizon and its Subsidiaries have conducted their respective business in material compliance with the Environmental Laws. There are no pending or threatened claims, actions or proceedings by any local municipality, sewage district or other governmental entity against Horizon or any of its Subsidiaries with respect to the Environmental Laws, and, to Horizon’ knowledge, there is no reasonable basis or grounds for any such claim, action or proceeding. No environmental clearances are required for the conduct of the business of Horizon or any of its Subsidiaries as currently conducted or the consummation of the Merger or any of the other transactions contemplated hereby. Neither Horizon nor any of its Subsidiaries is the owner, or has been in the chain of title or the operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, other than in compliance with Environmental Laws and which substances, if known to be present on, at or under such property, would require clean-up, removal, treatment, abatement, response costs, or any other remedial action under any Environmental Law. Neither Horizon nor any of its Subsidiaries has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.

ARTICLE V.

CERTAIN COVENANTS

Peoples covenants and agrees with Horizon and covenants and agrees to cause its Subsidiaries to act as follows (and Horizon covenants and agrees with Peoples as follows):

5.01 Shareholder Approval. Peoples shall submit this Agreement to its shareholders for approval and adoption at a meeting to be called and held in accordance with applicable law and the Articles of Incorporation and Bylaws of Peoples (the “Peoples Shareholders’ Meeting”) as soon as reasonably practicable after the date of this Agreement and the effectiveness of the Registration Statement. Subject to Section 5.06 hereof, the Board of Directors of Peoples shall recommend to Peoples’ shareholders that such shareholders approve and adopt this Agreement and the Merger contemplated hereby and will solicit proxies voting in favor of this Agreement from Peoples’ shareholders. Additionally, each director of Peoples and Peoples Bank shall agree to vote any shares of Peoples Common Stock he or she owns, beneficially or of record, in favor of the Merger pursuant to the agreement attached hereto as Exhibit 5.01.

5.02 Other Approvals.

(a) Peoples shall proceed expeditiously, cooperate fully and use commercially reasonable efforts to assist Horizon in procuring, upon terms and conditions consistent with the condition set forth in Section 7.01(e) hereof, all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

(b) Peoples will use commercially reasonable efforts to obtain any required third party consents to agreements, contracts, commitments, leases, instruments and documents described in the Peoples Disclosure Schedule and to which Peoples and Horizon agree are material.

(c) Any written materials or information provided by Peoples to Horizon for use by Horizon in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

5.03 Conduct of Business.

(a) After the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, each of Peoples and its Subsidiaries shall: (1) carry on its business diligently, substantially in the manner as is presently being conducted and in the ordinary course of business; (2) use commercially reasonable efforts to preserve its business organization intact, keep available the services of the present officers and employees and preserve its present relationships with customers and Persons having business dealings with it; (3) use commercially reasonable efforts to maintain all of the properties and assets that it owns or utilizes in the operation of its business as currently conducted in good operating condition and repair, reasonable wear and tear excepted; (4) maintain its books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance in all material respects with all statutes, laws, rules and regulations applicable to them and to the conduct of its business; and (5) not knowingly do or fail to do anything which will cause a breach of, or default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party or by which it is or may be subject or bound. Specifically, by way of example but not limitation, after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, Peoples will not, and will cause its Subsidiaries to not, without the prior written consent of Horizon:

(i) make any changes in its capital stock (including, without limitation, any stock issuance, stock split, stock dividend, recapitalization or reclassification), authorize a class of stock, or issue any stock, or redeem any of its outstanding shares of common stock or other securities;

(ii) distribute or pay any dividends on its shares of common stock, or authorize a stock split, or make any other distribution to its shareholders, except that each of the Subsidiaries may pay cash dividends to Peoples or Peoples Bank in the ordinary course of business for payment of reasonable and necessary business and operating expenses of Peoples or Peoples Bank and expenses of the Merger and to provide funds for Peoples’ dividends to its shareholders in accordance with this Agreement and Peoples may pay its normal quarterly cash dividends to its shareholders which shall not be increased in per share amount above the amount of the dividend last declared prior to the date hereof; provided that no dividend may be paid for the quarterly period in which the Merger is scheduled to be consummated or consummated if during such period Peoples’

shareholders will become entitled to receive dividends on their shares of Horizon Common Stock received pursuant to this Agreement:

(iii) purchase or otherwise acquire any investment security for their own account that exceeds $2,000,000 individually or purchase or otherwise acquire any security other than U.S. Treasury or other governmental obligations or asset-backed securities issued or guaranteed by United States governmental or other governmental agencies, in either case having an average remaining life of three (3) years or less, or sell any investment security owned by them other than sales made in the ordinary course of business as previously conducted during the past three (3) years and in accordance with applicable laws and regulations or engage in any activity that would be inconsistent with the classification of investment securities as either “held to maturity” or “available for sale”;

(iv) make, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (individually, a “Loan” and collectively, “Loans”) to any Person if the Loan is an existing credit on the books of Peoples or any Subsidiary and classified as “Other Loans Especially Mentioned,” “Substandard,” “Doubtful” or “Loss” in an amount in excess of $500,000. Peoples Bank also shall not make, purchase, renew, modify, amend, or extend the maturity of (1) any new commercial Loan in excess of $2,000,000; provided, that Peoples Bank may, without the consent of Horizon, renew, modify, amend or extend the maturity of existing performing commercial loans (which are not classified or non-accrual) with existing principal balances of $2,000,000 or less, (2) any 1 to 4 family, residential mortgage Loan with a loan to value in excess of 80% (unless private mortgage insurance is obtained) or any other 1 to 4 family, residential mortgage Loan in excess of $417,000, or (3) any Loan participation; provided, that Peoples may take any such action in respect of any such Loan or Loans if the Chief Credit Officer of Horizon shall be provided with notice of the proposed action in writing and Horizon shall not provide written objection to the taking of such proposed action within three (3) business days of being provided with such notice (the lack of such objection being deemed prior written consent of Horizon for purposes of this Section);

(v) acquire any assets of any other person by any means (other than personal property acquired in foreclosure or otherwise in the ordinary course of collection of indebtedness owed to Peoples Bank) or foreclose upon or otherwise take title to or possession or control of, any real property without first obtaining a Phase I environmental report thereon, prepared by a reliable and qualified person or firm acceptable to Horizon, which indicates that the real property is free of pollutants, contaminants or hazardous materials; provided, however, that neither Peoples nor Peoples Bank shall be required to obtain such a report with respect to single family, non-agricultural residential property of one acre or less to be foreclosed upon unless Peoples has reason to believe that such property might contain such hazardous materials or otherwise might be contaminated;

(vi) except for normal annual compensation increases not to exceed 3.0% granted to employees and except as contemplated by this Agreement (including severance and change in control payments anticipated to be paid as described in Section 5.23 and Section 6.04(h) hereof, and retention bonuses contemplated by Section 6.04(i)

hereof), pay or agree to pay, conditionally or otherwise, any additional compensation (including bonuses) or severance benefit or otherwise make any changes with respect to the fees or compensation payable (or to become payable) to consultants, directors, officers or salaried employees or, except as required by law and except as contemplated by this Agreement, adopt or make any change in any Peoples Plan or other arrangement (including any agreement for indemnification) or payment made to, for or with any of such consultants, directors, officers or employees, or hire any employee with an annual salary greater than $50,000;

(vii) fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due, unless the same are being contested in good faith;

(vii) except for obligations disclosed in this Agreement, short-term FHLB advances, federal funds purchased by Peoples Bank, trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the Peoples Financial Statements or the Subsequent Peoples Financial Statements, borrow any money or incur any indebtedness in an aggregate amount exceeding $50,000;

(ix) change in its accounting methods, except as may be necessary and appropriate to conform to (1) changes in tax law requirements, (2) changes in GAAP or regulatory accounting principles, as required by Peoples’ independent auditors or its regulatory authorities, or (3) changes requested by Horizon pursuant to this Agreement;

(x) make, change or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment or surrender any right to claim a refund of a material amount of taxes;

(xi) enter into any contract, agreement, lease, commitment, understanding, arrangement or transaction or incur any liability or obligation (other than as contemplated by Section 5.03(a)(iv) hereof and legal, accounting and investment banking or financial advisory fees related to the Merger) requiring payments by Peoples or any of its Subsidiaries which exceed $50,000, whether individually or in the aggregate (other than trade payables or otherwise incurred in the ordinary course of business) or which have a term of two (2) years or longer;

(xii) except as required by applicable law or regulation: (1) implement or adopt any material change in its interest rate risk management or hedging policies, procedures or practices; (2) fail to follow its existing policies or practices with respect to managing its exposure to interest rate risk; or (3) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

(xiii) take any action that would change Peoples Bank’s loan loss reserves that is not in compliance with Peoples Bank’s policy and past practices consistently applied and in compliance with GAAP;

(xiv) except as already committed in writing as of the date of this Agreement, cancel, release or compromise any indebtedness in excess of $100,000 owing to Peoples or any Subsidiary or any claims which Peoples or any Subsidiary may possess, or voluntarily waive any material rights with respect thereto;

(xv) settle any litigation or claims against Peoples or any Subsidiary unless settlement does not require Peoples or any Subsidiary to pay any monies, incur any obligation or admit any wrongdoing or liability;

(xvi) (1) take any action reasonably likely to prevent or impede the Merger or the Bank Merger; or (2) take any action that is intended or is reasonably likely to result in (A) any of its representations or warranties set forth in this Agreement being or becoming untrue at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in this Agreement not being satisfied, or (C) a breach of any provision of this Agreement; except, in each case, as may be required by applicable law;

(xvii) maintain the rate of interest paid by Peoples Bank on any deposit product, including without limitation on certificates of deposit, in a manner and pursuant to policies inconsistent with past practices;

(xviii) amend the Articles of Incorporation or Bylaws of Peoples, or similar governing documents of any of its Subsidiaries;

(xix) maintain an allowance for loan and lease losses which is not adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries, relating to Loans previously charged off, on Loans and leases outstanding; or

(xx) agree or commit to do, or enter into any contract regarding, anything that would be precluded by this Section.

5.04 Insurance. Peoples and its Subsidiaries shall maintain, or cause to be maintained, in full force and effect, insurance on its assets, properties and operations, fidelity coverage and directors’ and officers’ liability insurance in such amounts and with regard to such liabilities and hazards as are currently insured by Peoples or its Subsidiaries as of the date of this Agreement.

5.05 Accruals for Loan Loss Reserve and Expenses.

(a) Prior to the Effective Time, Peoples shall and shall cause its Subsidiaries to make, consistent with GAAP and applicable banking laws and regulations, such appropriate accounting entries in its books and records and use commercially reasonable efforts to take such other actions as Peoples and its Subsidiaries shall deem to be necessary or desirable in anticipation of the Merger including, without limitation, accruals or the creation of reserves for employee benefits and Merger-related expenses.

(b) Peoples recognizes that Horizon may have adopted different loan and accounting policies and practices (including loan classifications and levels of loan loss allowances). Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP), from and after the date hereof Peoples shall consult and cooperate in good faith with Horizon with respect to conforming the loan and accounting policies and practices of Peoples to those policies and practices of Horizon for financial accounting and/or income tax reporting purposes, as reasonably specified in each case in writing from Horizon to Peoples, based upon such consultation and subject to the conditions in Section 5.05(d).

(c) Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP), Peoples shall consult and cooperate in good faith with Horizon with respect to determining, as reasonably specified in a written notice from Horizon to Peoples, based upon such consultation and subject to the conditions in Section 5.05(d), the amount and the timing for recognizing for financial accounting and/or income tax reporting purposes of Peoples’ expenses of the Merger.

(d) Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP), Peoples and Peoples Bank shall make such conforming changes and entries as contemplated in Section 5.05(b) and Section 5.05(c) above, but in no event prior to the 5th day next preceding the Closing Date and only after Horizon acknowledges that all conditions to its obligation to consummate the Merger have been satisfied and certifies to Peoples that Horizon will at the Effective Time deliver to Peoples the certificate contemplated in Section 7.02 (g).

(e) Peoples’ representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken at Horizon’s request in compliance with Section 5.05(d).

5.06 Acquisition Proposals.

(a) Peoples will, and will cause each of its Subsidiaries to, and its and their respective officers, directors and representatives (including KBW) to, immediately cease and cause to be terminated any existing solicitations, discussions or negotiations with any Person concerning an Acquisition Proposal (as defined below). During the period from the date of this Agreement through the Effective Time, Peoples shall not terminate, amend, modify or waive any material provision of any confidentiality or similar agreement to which Peoples or any of its Subsidiaries is a party (other than any involving Horizon).

(b) Except as permitted in this Section 5.06, Peoples shall not, and shall cause its Subsidiaries and any of their respective directors, officers and representatives (including KBW) not to, (i) solicit, initiate or knowingly encourage or facilitate, or take any other action designed to, or that could reasonably be expected to facilitate (including by way of furnishing non-public information) any inquiries with respect to an Acquisition Proposal, or (ii) initiate, participate in or knowingly encourage any discussions or negotiations or otherwise knowingly cooperate in any way with any Person regarding an Acquisition Proposal; provided, however, that, at any time prior to obtaining the approval of the Merger by Peoples’ shareholders, if Peoples receives a bona fide Acquisition Proposal that the Peoples Board of Directors determines in good faith constitutes a Superior Proposal (as defined below) that was not solicited after the date hereof and did not otherwise result from a breach of Peoples’ obligations under this Section 5.06, Peoples may furnish, or cause to be furnished, non-public information with respect to Peoples and its Subsidiaries to the Person who made such proposal (provided that all such information has been provided to Horizon prior to or at the same time it is provided to such Person) and may participate in discussions and negotiations regarding such proposal if (A) the Peoples Board of Directors determines in good faith, and following consultation with financial advisors and outside legal counsel, that failure to do so would be reasonably likely to result in a breach of its fiduciary duties to Peoples’ shareholders under applicable law and (B) prior to taking such action, Peoples has used its best reasonable efforts to enter into a confidentiality agreement with respect to such proposal that contains a standstill agreement on customary terms. Without limiting the foregoing, it is agreed that any violation of the restrictions contained in the first sentence of this Section 5.06(b) by any representative (including KBW) of Peoples or its Subsidiaries shall be a breach of this Section 5.06 by Peoples.

(c) Neither the Peoples Board of Directors nor any committee thereof shall (or shall agree or resolve to) (i) fail to make, withdraw or modify in a manner adverse to Horizon or propose to withdraw or modify in a manner adverse to Horizon (or take any action inconsistent with) the recommendation by such Peoples Board of Directors or any such committee of this Agreement or the Merger, or approve or recommend, or propose to recommend, the approval or recommendation of any Acquisition Proposal (any of the foregoing being referred to herein as an “Adverse Recommendation Change”), or (ii) cause or permit Peoples or Peoples Bank to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, an “Acquisition Agreement”) constituting or related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.06(b)). Notwithstanding the foregoing, at any time prior to the special meeting of Peoples’ shareholders to approve the Merger, the Peoples Board of Directors may, in response to a Superior Proposal, effect an Adverse Recommendation Change, provided, that the Peoples Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to do so would be reasonably likely to result in a breach of its fiduciary duties to the shareholders of Peoples under applicable Law, and provided, further, that the Peoples Board of Directors may not effect such an Adverse Recommendation Change unless (A) the Peoples Board shall have first provided prior written notice to Horizon (an “Adverse Recommendation Change Notice”) that it is prepared to effect an Adverse Recommendation Change in response to a Superior Proposal, which notice shall, in the case of a Superior Proposal, attach the most current version of any proposed written agreement or letter of intent relating to the transaction that constitutes such Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new ten (10) business day period) and (B) Horizon does not make, within ten (10) business days after receipt of such notice, a proposal that would, in the reasonable good faith judgment of the Peoples Board of Directors (after consultation with financial advisors and outside legal counsel), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal or that the Adverse Recommendation Change is no longer required to comply with the Peoples Board’s fiduciary duties to the shareholders of Peoples under applicable law. Peoples agrees that, during the ten (10) business day period prior to its effecting an Adverse Recommendation Change, Peoples and its officers, directors and representatives shall negotiate in good faith with Horizon and its officers, directors, and representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Horizon.

(d) In addition to the obligations of Peoples set forth in paragraphs (a), (b) and (c) of this Section 5.06, Peoples shall as promptly as possible, and in any event within two (2) business days after Peoples first obtains knowledge of the receipt thereof, advise Horizon orally and in writing of (i) any Acquisition Proposal or any request for information that Peoples reasonably believes could lead to or contemplates an Acquisition Proposal or (ii) any inquiry Peoples reasonably believes could lead to any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry (including any subsequent amendment or other modification to such terms and conditions) and the identity of the Person making any such Acquisition Proposal or request or inquiry. In connection with any such Acquisition Proposal, request or inquiry, if there occurs or is presented to Peoples any offer, material change, modification or development to a previously made offer, letter of intent or any other material development, Peoples (or its outside counsel) shall (A) advise and confer with Horizon (or its outside counsel) regarding the progress of negotiations concerning any Acquisition Proposal, the material resolved and unresolved issues related thereto and the material terms (including material amendments or proposed amendments as to price and other material terms) of any such Acquisition Proposal, request or inquiry, and (B) promptly upon receipt or delivery thereof provide Horizon with true, correct and complete copies of any document or communication related thereto.

(e) For purposes of this Agreement, “Acquisition Proposal” shall mean (i) any inquiry, proposal or offer from any Person or group of Persons (other than as contemplated by this Agreement) relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of (A) assets or businesses that constitute 20% or more of the revenues, net income or assets of Peoples and its Subsidiaries, taken as a whole, or (B) 20% or more of any class of equity securities of Peoples or any of its Subsidiaries; (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of Peoples or any of its Subsidiaries; (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Peoples, Peoples Bank or any of its other Subsidiaries pursuant to which any Person or the shareholders of any Person would own 20% or more of any class of equity securities of Peoples, Peoples Bank, or any of Peoples’ other Subsidiaries or of any resulting parent company of Peoples or Peoples Bank; or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to Horizon of the transactions contemplated hereby, other than the transactions contemplated hereby. For purposes of this Section 5.06, a “Person” shall include a natural Person, or any legal, commercial, or Governmental Authority, including, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any Person acting in a representative capacity.

(f) For purposes of this Agreement, “Superior Proposal” shall mean any Acquisition Proposal (but changing the references to “20% or more” in the definition of “Acquisition Proposal” to “50% or more”) that the Peoples Board determines in good faith (after having received the advice of its financial advisors), to be (i) materially more favorable to the shareholders of Peoples from a financial point of view and its other constituencies than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any break-up fees, expense reimbursement provisions and conditions to consummation and any changes to the financial terms of this Agreement proposed by Horizon in response to such offer or otherwise)) and (ii) reasonably capable of being completed without undue delay taking into account all financial, legal, regulatory and other aspects of such proposal.

5.07 Press Releases. Horizon and Peoples shall use reasonable efforts (i) to develop a joint communications plan with respect to this Agreement and the transactions contemplated hereby, (ii) to ensure that all press releases and other public statements with respect to this Agreement and the transactions contemplated hereby shall be consistent with such joint communications plan, and (iii) except where (and to the extent that) such prior consultation is not reasonably possible due to time considerations in respect of any announcement required by applicable law or by obligations pursuant to any listing agreement with or rules of the NASDAQ Global Market, to consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

5.08 Material Changes to Disclosure Schedules. Peoples shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the Peoples Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Peoples Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of Peoples contained herein incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the Peoples Disclosure Schedule unless Horizon shall have first consented in writing with respect thereof.

5.09 Access; Information.

(a) Horizon and Peoples, and their representatives and agents, shall, upon reasonable notice to the other party, at all times during normal business hours prior to the Effective Time, have full and continuing access to the properties, facilities, operations, books and records of the other party. Horizon and Peoples, and their representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of the other party and their Subsidiaries and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigation shall not interfere unnecessarily with the normal business operations of Peoples or Horizon or either of their Subsidiaries.

(b) No investigation by Horizon or Peoples shall affect the representations and warranties made by Peoples or Horizon herein.

(c) Any confidential information or trade secrets received by Horizon, Peoples or their representatives or agents in the course of such examination will be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by Horizon or Peoples, as applicable, or at Horizon’s or Peoples’ request, returned to Horizon or Peoples, as applicable, in the event this Agreement is terminated as provided in Article VII hereof; provided, however, that the parties may retain such received confidential information to comply with applicable law or regulation or professional standard or bona fide internal compliance policy requirements. Additionally, any confidential information or trade secrets received by Horizon or Peoples, or either of their agents or representatives in the course of their examinations (whether conducted prior to or after the date of this Agreement) shall be treated confidentially and in accordance with the Confidentiality Agreement (as defined in Section 11.08 hereof). This Section 5.09 will not require the disclosure of any information to Horizon or Peoples which would be prohibited by law.

(d) In order to provide for a smooth transition after the Closing beginning on the date of this Agreement, the Chairman of Horizon, or his designees, shall be entitled to receive notice of all regular and special meetings of the Board of Directors and all committees of Peoples and any of its Subsidiaries, including, without limitation, the loan committee, asset/liability committee, investment committee, the executive committee, and any other committee of Peoples or its Subsidiaries. Peoples shall also provide Horizon with copies of minutes and consents from all such Board and committee meetings no later than fourteen (14) days thereafter.

5.10 Financial Statements. As soon as internally available after the date of this Agreement, Peoples will deliver to Horizon any additional audited consolidated financial statements which are prepared on its behalf or at its direction, the monthly consolidated unaudited balance sheets and profit and loss statements of Peoples prepared for its internal use, Peoples Bank’s Call Reports for each quarterly period completed prior to the Effective Time, all other financial reports or statements submitted to regulatory authorities after the date hereof, and all other financial statements and financial information reasonably requested by Horizon (collectively, “Subsequent Peoples Financial Statements”). The Subsequent Peoples Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP (to the extent applicable) and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financial statements or Call Report information for the absence of notes and/or year-end adjustments).

5.11 Environmental.

(a) If requested by Horizon, Peoples will cooperate with an environmental consulting firm designated by Horizon that is reasonably acceptable to Peoples (the “Designated Environmental Consultant”) in connection with the conduct, at any time after the date hereof

(the “Investigation Period”), by the Designated Environmental Consultant of Phase I environmental site assessments and any other investigation reasonably requested by Horizon on all real property (except single family, non-agricultural residential property of one acre or less) owned or leased by Peoples or any of its Subsidiaries as of the date of this Agreement or acquired thereafter, including OREO. Horizon will proceed with such assessments, testing and investigations as soon as reasonably practicable after the date of this Agreement and will diligently work to pursue such assessments, testing and investigations through completion. Horizon shall furnish true and complete copies of any reports of the Designated Environmental Consultant that it receives with respect to any Peoples property, promptly upon Horizon’s receipt of such reports. Horizon shall be responsible for the costs of the Phase I environmental site assessments, and Horizon and Peoples shall each bear 50% of the costs of any additional environmental investigation or testing as determined to be advisable or recommended by the Designated Environmental Consultant.

(b) If the Designated Environmental Consultant’s good faith estimate, based upon the results of the Phase I environmental studies and other diligence and investigation conducted by the Designated Environmental Consultant, of the dollar amount, if any, that Peoples and its Subsidiaries would be required to expend due to a violation of applicable Environmental Laws for all of the Peoples properties (the “Environmental Liabilities”) for clean-up and remediation relating to pollutants, contaminants, wastes, toxic substances, petroleum, petroleum products and any other materials regulated under the Environmental Laws with respect to Peoples’ or its Subsidiaries’ owned or leased real properties (including OREO) or any adjoining properties (the “Estimated Clean-Up Costs”, as further adjusted pursuant to this Section 5.11), is in excess of $500,000 (the “Environmental Liability Threshold”), Horizon shall deliver to Peoples (not later than ten (10) business days of its receipt of the Designated Environmental Consultant’s good faith estimate) a written notice (an “Environmental Cost Notice”) describing the nature of such Environmental Liabilities and the course of action proposed to be taken by Horizon or its Subsidiaries (if it were to become the owner of such properties as a result of the Merger) to remediate or otherwise address the environmental problems and providing an estimate of the out of pocket cost of such remediation expected to be incurred (if different from the Estimated Clean-Up Costs). If Peoples disagrees with Horizon’s estimate of the amount of out of pocket costs of such remediation or the course of action proposed by Horizon, Peoples shall deliver to Horizon a written notice of such objection (an “Environmental Cost Objection”) within five (5) business days of Peoples’ receipt of the Environmental Cost Notice. No later than five (5) business days following Horizon’s receipt of an Environmental Cost Objection, one or more members of senior management of Horizon and Peoples having authority to resolve the dispute shall meet (in person or by telephone) and shall negotiate in good faith in an attempt to resolve the difference set forth in the Environmental Cost Objection. Regardless of whether the parties reach a resolution of the dispute within two (2) business days of the first such meeting, subsection (c) shall apply.

(c) The Estimated Clean-up Costs shall be deemed to have been established for purposes of this Section 5.11: (i) if Horizon does not receive an Environmental Cost Objection, as of the last date that an Environmental Cost Objection would have been timely under subsection (b) above, or (ii) if an Environmental Cost Objection is delivered to Horizon and finally resolved as set forth in subsection (b) hereof or if it remains unresolved under such subsection (in which event the Estimated Clean-Up Costs shall be as set forth in the

Environmental Cost Notice), then as of the date of such resolution or on the third business day if unresolved (as the case may be) (as applicable, the “Environmental Costs Determination Date”). Following the establishment of the Estimated Clean-up Costs, if the Estimated Clean-Up Costs are (A) between $500,000 and $2.0 million, then Horizon shall have the right to reduce the Cash Consideration by the Estimated Clean-up Costs, or (B) more than $2.0 million, then Horizon shall have the right to either (1) reduce the Cash Consideration by the Estimated Clean-up Costs or (2) terminate this Agreement pursuant to Section 8.01(c)(iv), which termination right shall be Horizon’s sole remedy in such event.

5.12 Governmental Reports and Shareholder Information. Promptly upon its becoming available, Peoples shall furnish to Horizon one (1) copy of each financial statement, report, notice, or proxy statement sent by Peoples to any Governmental Authority or to Peoples’ shareholders, and of any order issued by any Governmental Authority in any proceeding to which Peoples is a party. For purposes of this Agreement, “Governmental Authority” shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental entity having or asserting jurisdiction over the applicable party or its business, operations or properties.

5.13 Adverse Actions. Peoples shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, (b) any of the conditions to the Merger set forth in Article IV not being satisfied, (c) a material violation of any provision of this Agreement or (d) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

5.14 Employee Benefits and Employees.

(a) Neither the terms of Section 6.04 hereof nor the provision of any employee benefits by Horizon or any of its Subsidiaries to employees of Peoples or any of its Subsidiaries shall: (a) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of Peoples or any of its Subsidiaries; or (b) prohibit or restrict Horizon or its Subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

(b) Before the date that is sixty (60) days prior to Closing, Horizon will use its best efforts to notify Peoples of the employees Horizon intends to retain after the Effective Time. Prior to the Closing Date, Peoples shall be responsible for timely giving any notices to, and terminating, any employees whose employment will not be continued by Horizon, and Peoples shall pay any and all amounts which are then due and payable to such employees in connection with the termination of their employment, including, but not limited to, all accrued vacation and sick pay and the severance amounts contemplated by Section 6.04(h) of this Agreement.

(c) Before Closing, with Peoples’ prior consent (which consent shall not be unreasonably withheld), Horizon may conduct such training and other programs as it may, in its reasonable discretion and at its sole expense, elect to provide for those employees who will be continuing employment with Horizon; provided, however, that such training and other programs shall not materially interfere with or prevent the performance of the normal business operations of Peoples.

5.15 Noncompetition Agreements. Concurrently with the execution of this Agreement, Peoples shall cause to be delivered to Horizon a Non-Competition, Non-Solicitation and Non-Disclosure Agreement (the “Noncompetition Agreements”) executed by each of Maurice F. Winkler, III and Steven H. Caryer in the forms of Exhibit 5.15(a) and (b) hereto.

5.16 Termination of Peoples 401(k) Plan. Prior to the Effective Time:

(a) Peoples maintains the Peoples Bancorp Employees’ Savings & Profit Sharing Plan and Trust (the “Peoples 401(k) Plan”). Peoples shall make contributions to the Peoples 401(k) Plan between the date hereof and the Effective Time consistent with the terms of the Peoples 401(k) Plan and past practices, including, but not limited to, elective deferral contributions of those Peoples 401(k) Plan participants who are employed by Peoples or its Subsidiaries.

(b) As soon as practicable following the execution of this Agreement, Peoples, pursuant to the provisions of the Peoples 401(k) Plan, shall, subject to review and approval by Horizon: (i) adopt resolutions to terminate, subject to the consummation of the Merger, the Peoples 401(k) Plan, consistent with the provisions of Code Section 401(k)(10), effective as of a date that is not later than the day before the Effective Time (the “Plan Termination Date”) and (ii) amend the Peoples 401(k) Plan effective as of a date not later than the Plan Termination Date to freeze participation in and benefit accruals under the Peoples 401(k) Plan and to provide that no distributions of accrued benefits shall be made from the Peoples 401(k) Plan, or its related employee benefit trust, subsequent to the Plan Termination Date until such time as the Internal Revenue Service issues a favorable determination letter to the effect that the plan termination does not adversely affect the Peoples 401(k) Plan’s qualification for favorable income tax treatment under the Code, other than distributions required by the terms of the Peoples 401(k) Plan to be made upon retirement, death, disability, or termination of employment, or any other event, other than the plan termination, that requires a distribution from the Peoples 401(k) Plan. Notwithstanding the preceding provisions, participants with outstanding plan loans under the Peoples 401(k) Plan as of the Effective Time shall be permitted to continue repaying such outstanding loans (subject to the terms and conditions of such plan and the related loan procedures) on and after the Effective Time and until such time as plan termination distributions are paid pursuant to the preceding sentence. At such time as the loans are required to be repaid or will be taxed to the borrower if not repaid (the “401(k) Loan Repayment Date”), Peoples Bank or its successor, if any, shall cause loans to be made, outside of any tax-qualified retirement plan, to those Peoples Bank employees who had loans outstanding under the 401(k) Plan as of the 401(k) Loan Repayment Date, in an amount not to exceed the outstanding loan balance as of the 401(k) Loan Repayment Date, provided that any such Peoples Bank employee completes any necessary documentation and is determined to qualify for such loan under applicable loan policies and underwriting standards of Peoples Bank. Each such refinancing loan shall have a fixed rate of interest not to exceed four percent (4.0%) per annum and shall have an amortization period not to exceed the remaining term of the loan granted under the 401(k) Plan.

(c) As soon as practicable following the execution of this Agreement, Peoples will file, or cause to be filed, with the Internal Revenue Service an application for a favorable determination letter upon termination of the Peoples 401(k) Plan (IRS Form 5310 and related attachments) requesting the issuance to Peoples of the favorable determination letter described in the preceding subsection (b). A copy of the competed and filed IRS Form 5310 shall be provided to Horizon at least five (5) business days prior to the Effective Time.

(d) Any contributions due to the Peoples 401(k) Plan for the period prior to the Plan Termination Date, and not yet paid on the Plan Termination Date, will be contributed by Peoples as soon as administratively feasible following the Plan Termination Date.

(e) Peoples shall continue in full force and effect, until the Effective Time: (i) the fidelity bond, if any, issued to Peoples as described in ERISA Section 4.12; and (ii) the ERISA fiduciary liability insurance policy currently in effect, if any, for the benefit of the covered fiduciaries of the Peoples 401(k) Plan and the Pension Plan.

5.17 Maintenance of Pension Plan. As of the Effective Time, Peoples Bank shall transfer sponsorship of its participation in the Pension Plan to Horizon Bank and Horizon Bank shall assume such sponsorship.

5.18 Disposition of Fully Insured Welfare Benefit and Sec. 125 Plans.

(a) All fully insured welfare benefit (health, dental/vision, life/AD&D, LTD), and Internal Revenue Code Section 125, or “cafeteria,” plans currently sponsored by Peoples or Peoples Bank shall continue as separate plans after the Effective Time until such time as Horizon determines, in its sole discretion, that it will terminate any or all of such plans. Notwithstanding the foregoing, should Horizon determine, in its sole discretion, that Continuing Employees will be offered benefits under the welfare benefit and cafeteria plans sponsored by Horizon, such plans may be terminated as of the Effective Time in the sole discretion of Horizon.

(b) As of the Effective Time, and to the extent not prohibited by applicable law, Peoples shall take, or cause to be taken, all actions necessary to assign any and all applicable group insurance policies to Horizon and to provide Horizon all necessary financial, enrollment, eligibility, contractual and other information related to its welfare benefit and cafeteria plans to assist Horizon in the administration of such plans, unless Horizon determines that any or all of the group insurance policies should be terminated as of the Effective Time. In the event that Horizon determines not to continue any or all of Peoples’ group insurance policies, Peoples shall take, or cause to be taken, all actions necessary to terminate said policies as of the Effective Time.

(c) From the date of this Agreement through the Effective Time, Peoples shall continue to: (i) pay the applicable insurance premiums necessary to continue the benefits under Peoples’ fully insured welfare benefit plans; (ii) contribute to the cafeteria plan the pre-tax amounts which the cafeteria plan participants elect to defer from compensation; and (iii) pay all eligible claims incurred, in accordance with the terms and conditions of such plan, under the cafeteria plan’s health and dependent care flexible spending accounts prior to the Effective Time.

(d) As of the date of any future termination of the Peoples cafeteria plan, the balances in the health and dependent care flexible spending accounts thereunder shall be transferred to the applicable components of the Horizon cafeteria plan, unless Horizon terminates the Peoples cafeteria plan at the end of the Peoples cafeteria plan’s “plan year.” In the event that Horizon terminates the Peoples cafeteria plan at a time other than at the end of the applicable plan year, benefit and compensation deferral elections in effect at that time shall be continued under the Horizon cafeteria plan, subject to subsequent changes as provided in the Horizon plan. All benefit payments related to the transferred balances shall be made in accordance with the Horizon cafeteria plan.

5.19 Peoples Bank Merger. Prior to the Effective Time, Peoples shall, and cause Peoples Bank to, cooperate with Horizon and take such action as reasonably requested by Horizon and necessary to (i) merge Peoples Bank with and into Horizon Bank as of the Effective Time, or (ii) reconstitute the directors and officers of Peoples Bank as of the Effective Time to be the same as the directors and officers of Horizon Bank at the Effective Time, and amend the Articles of Incorporation and Bylaws of Peoples Bank as of the Effective Time or make such other changes as Horizon Bank may request if necessary to accomplish the same.

5.20 Cooperation on Conversion of Systems. Peoples agrees to commence immediately after the date of this Agreement (and continue until Closing or completed) using its best efforts to ensure an orderly transfer of information, processes, systems and data to Horizon and to otherwise assist Horizon in facilitating the conversion of all of Peoples’ systems into, or to conform with, Horizon’s systems; so that, as of the Closing, the systems of Peoples are readily convertible to Horizon’s systems to the fullest extent possible without actually converting them prior to the Closing.

5.21 Installation/Conversion of Equipment. After receipt of all Regulatory Approvals and prior to Closing, at times mutually agreeable to Horizon and Peoples, Horizon may, at Horizon’s sole expense, install teller equipment, platform equipment, security equipment, and computers, at the Peoples and Peoples Bank offices, branches and ATM locations, and Peoples shall cooperate with Horizon in connection with such installation; provided, however, that such installations shall not interfere with the normal business activities and operations of Peoples or Peoples Bank or require material alterations to Peoples’ or Peoples Bank’s facilities.

5.22 Supplemental Life Insurance Plan. Prior to the Effective Time, Peoples shall, or shall cause Peoples Bank to, take any and all action necessary to terminate in accordance with the terms and conditions thereof and without resulting liability to Horizon or any of its affiliates, the Peoples Bank 2011 Supplemental Life Insurance Plan.

5.23 Employment Agreements. Peoples agrees to pay out all amounts payable pursuant to the employment agreements with Peoples and Peoples Bank dated December 17, 2013, of (1) Jeffrey H. Gatton, (2) Steven H. Caryer, and (3) Maurice F. Winkler, III (collectively, the “Employment Agreements”), as identified in the Peoples Disclosure Schedule as if the change in control payments contemplated by the Employment Agreements had been triggered by the Merger, provided that Messrs. Winkler, Caryer and Gatton enter into Mutual Termination of Employment Agreements in the form of Exhibit 5.23(a), Exhibit 5.23(b) and

Exhibit 5.23(c) hereto, respectively; provided, further, that Messrs. Winkler and Caryer enter into Noncompetition Agreements in the forms of Exhibit 5.15(a) and (b), respectively, and Mr. Gatton enter into an employment agreement in the form of Exhibit 7.01(p). Such payments will be made in a lump sum no later than the Effective Time.

5.24 SERP Agreements.

(a) Horizon agrees to assume (i) that certain First Savings Bank, FSB Salary Continuation Agreement dated September 18, 1996, with Orville Poling, and (ii) that certain First Savings Bank, FSB Salary Continuation Agreement dated September 18, 1996, and Retirement Benefits Agreement dated October 26, 2006, each with G. Richard Gatton.

(b) At or prior to the Effective Time, Peoples shall, or shall cause Peoples Bank to, take any and all action to amend, consistent with the requirements of Treasury regulation section 1.409A-6(a)(1)(i), that certain First Savings Bank, FSB Deferred Fee Agreement dated October 24, 1996, with Stephen Olson, to provide for a lump sum payment to be made at or prior to the Effective Time in full satisfaction of any payments or benefits due thereunder.

5.25 Pension Plan.

(a) Within twenty-one (21) days of the Closing Date, Peoples shall deliver to Horizon a good faith estimate, as of the date of delivery, of the Pension Plan Termination Costs (as defined below), and such estimate shall be prepared by Pentegra in a commercially reasonable manner consistent with prior estimates requested by Peoples.

(b) If the Pension Plan Termination Costs are greater than $6,900,000, Horizon shall reduce the Cash Consideration by the amount by which such costs exceed $6,900,000.

(c) “Pension Plan Termination Costs” means all gross pre-tax costs incurred in connection with the termination of People’s, or Horizon’s, as successor to Peoples, participation in the Pension Plan and final distribution, whether through the purchase of annuities or otherwise, of all benefits due and owing upon such termination.

ARTICLE VI.

COVENANTS OF HORIZON

Horizon covenants and agrees with Peoples and covenants and agrees to cause its Subsidiaries to act as follows (and Peoples covenants and agrees with Horizon as follows):

6.01 Approvals. Horizon shall have primary responsibility of the preparation, filing and costs of all bank regulatory applications required for consummation of the Merger, and all parties shall file such applications as promptly as practicable after the execution of this Agreement. Horizon and Peoples shall provide to the other’s counsel copies of all applications filed and copies of all material written communications with all state and federal bank regulatory agencies relating to such applications. Horizon and Peoples shall cooperate fully and use commercially reasonable efforts to procure, upon terms and conditions reasonably acceptable to each of them, all consents, authorizations, approvals, registrations and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement.

6.02 SEC Registration.

(a) As soon as practicable following the date of this Agreement, Peoples and Horizon shall prepare the Joint Proxy Statement and Horizon shall prepare and file with the SEC a registration statement on an appropriate form under the Securities Act of 1933, as amended (the “1933 Act”) Act covering the shares of Horizon Common Stock to be issued pursuant to this Agreement, in which the Joint Proxy Statement will be included. Such registration statement and any amendments and supplements thereto are referred to in this Agreement as the “Registration Statement.” Horizon shall use its best reasonable efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. The Registration Statement shall include a proxy statement-prospectus reasonably acceptable to Horizon and Peoples (the “Joint Proxy Statement”), prepared for use in connection with the Peoples Shareholders’ Meeting and the Horizon Shareholders’ Meeting, all in accordance with the rules and regulations of the SEC. Horizon shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all blue sky exemptions, authorizations, consents or approvals required for the issuance of Horizon Common Stock.

(b) The parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. If prior to the Effective Time any event occurs with respect to Peoples, Horizon or any Subsidiary of Peoples or Horizon, respectively, or any change occurs with respect to information supplied by or on behalf of Peoples or Horizon, respectively, for inclusion in the Joint Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Registration Statement, Peoples or Horizon, as applicable, shall promptly notify the other of such event, and Peoples or, Horizon, as applicable, shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement and the Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to Peoples’ shareholders and to Horizon’s shareholders.

(c) Horizon will use reasonable best efforts to list for trading on the NASDAQ Global Market (subject to official notice of issuance) prior to the Effective Time, the shares of Horizon Common Stock to be issued in the Merger.

6.03 Shareholder Approval. Horizon shall submit this Agreement to its shareholders for approval and adoption at a meeting to be called and held in accordance with applicable law and the Articles of Incorporation and Bylaws of Horizon (the “Horizon Shareholders’ Meeting”) as soon as reasonably practicable after the date of this Agreement and the effectiveness of the Registration Statement, for the purpose of acting upon this Agreement and the transactions contemplated hereby, including the issuance of shares of Horizon Common Stock in satisfaction of a portion of the Merger Consideration. The Board of Directors of Horizon shall recommend to Horizon’s shareholders that such shareholders approve and adopt this Agreement and the Merger contemplated hereby, including the issuance of shares of Horizon Common Stock, and will solicit proxies voting in favor of this Agreement from Horizon’s shareholders.

6.04 Employee Benefit Plans and Employee Payments.

(a) Horizon shall make available to the officers and employees of Peoples or any Subsidiary who continue as employees of Horizon or any Subsidiary after the Effective Time (“Continuing Employees”), substantially the same employee benefits as are generally available to all Horizon employees.

(b) Horizon and Peoples agree to address any issues related to the differences between the vacation and paid time off policies of Peoples and any Subsidiary (including, but not limited to any banked paid time) and the vacation and paid time off policies of Horizon, and communicate the proposed reconciliation of the policies to the Continuing Employees prior to the Effective Time. Effective as of the later of the Effective Time or the date on which the Horizon vacation and paid time off policies are made available to the Continuing Employees, such Continuing Employees will be subject to the terms and conditions of the Horizon vacation/paid time off policy in place for similarly situated employees of Horizon, with credit given for all prior years of service with Peoples or any Subsidiary for purposes of determining vacation pay eligibility and the amount of such vacation pay.

(c) Continuing Employees will receive credit for prior service with Peoples or its Subsidiaries, or their predecessors, for purposes of eligibility and vesting (but not benefit accrual) under the employee benefit plans of Horizon and its Subsidiaries.

(d) To the extent that Horizon determines, in its sole discretion, that Peoples’ employee benefit plans should be terminated, Continuing Employees shall become eligible to participate in Horizon’s employee benefit plans as soon as reasonably practicable after termination. Horizon shall take all necessary steps to: (i) avoid subjecting Continuing Employees to any waiting periods or additional pre-existing condition limitations under the health and dental plans of Horizon or its Subsidiaries in which they are eligible to participate than they otherwise would have been subject to under the health and dental plans of Peoples; and (ii) to the extent that the initial period of coverage for Continuing Employees under any such Horizon employee benefit plans is not a full 12-month period of coverage, give credit under the applicable plan for any deductibles and co-insurance payments made by such Continuing Employees under the corresponding Peoples plan during the balance of such 12-month period of coverage.

(e) To the extent permitted under the terms of any tax-qualified retirement plan maintained by Horizon after the Effective Time and subject to the terms and conditions thereof, such plan shall accept “eligible rollover distributions” (within the meaning of Code Section 402(c)(4)) of cash amounts received from the Peoples 401(k) Plan with respect to any Continuing Employees.

(f) In accordance with Section 5.18(a) hereof, after the Effective Time, Horizon shall continue to maintain all fully insured employee welfare benefit and cafeteria plans currently in effect at the Effective Time until such time as Horizon determines, in its sole discretion, to modify or terminate any or all of those plans. Claims incurred under the employee welfare benefit and cafeteria plans prior to plan termination shall be paid in accordance with the applicable plan’s claim submission procedures and deadlines.

(g) Until the Effective Time, Peoples or a Subsidiary of Peoples, whichever is applicable, shall be liable for all obligations for continued health coverage pursuant to Section 4980B of the Code and Sections 601 through 609 of ERISA (“COBRA”) for eligible employees who incur a qualifying event before the Effective Time. Horizon or a Horizon Subsidiary, whichever is applicable, shall, after the Effective Time, be liable for (i) all obligations for continued health coverage under COBRA with respect to each qualified beneficiary of Peoples or a Subsidiary of Peoples who incurs a termination on and after the Effective Time, and (ii) for continued health coverage under COBRA from and after the Effective Time for each qualified beneficiary of Peoples or a Subsidiary of Peoples who incurs a qualifying event before the Effective Time.

(h) Except as to Senior Executives, those employees of Peoples and Peoples Bank as of the Effective Time (i) who are still employed by Peoples and who Horizon or its Subsidiaries elect not to employ after the Effective Time or who are terminated other than for cause within twelve (12) months after the Effective Date; and (ii) who sign and deliver a termination and release agreement in a form acceptable to Horizon, shall be entitled to severance pay equal to one (1) week of pay, at their base rate of pay in effect at the time of termination, for each full year of continuous service with Peoples or Peoples Bank with a minimum of four (4) weeks and a maximum of twenty-six (26) weeks. Such employees will receive their severance in a lump-sum payment. Furthermore, any of such terminated employees shall be entitled to continuation coverage under Horizon Bank’s group health plans as required by COBRA, subject to timely election and payment of the applicable COBRA premium by such terminated employees. In addition, Horizon, at its expense will provide group career counseling for the Peoples Bank employees who will not be continuing with Horizon and will make professional career counseling services available through its internal employee assistance program of up to four (4) visits per employee. Nothing in this Section shall be deemed to limit or modify Horizon’s or Horizon Bank’s at-will employment policy or any employee’s at will employment status.

(i) Horizon shall authorize the payment of and pay retention bonuses upon reaching certain milestones to selected employees of Peoples or Peoples Bank identified by Horizon and Peoples, in amounts to be agreed to by Peoples and Horizon.

6.05 Adverse Actions. Horizon shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, (b) any of the conditions to the Merger set forth in Article VII not being satisfied, (c) a material violation of any provision of this Agreement or (d) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

6.06 D&O Insurance and Indemnification.

(a) Subject to the limits of applicable federal banking law and regulations, Horizon shall indemnify and hold harmless (including the advancement of expenses as incurred) each present and former director and officer of Peoples and its Subsidiaries, including Peoples Bank (each, an “Indemnified Party”) for a period of six (6) years following the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the same extent (and subject to the making of the same findings as to eligibility for such indemnification and/or advancement of expenses) that such Indemnified Party would have been indemnified (or entitled to advancement of expenses) as a director or officer of Peoples or any of its Subsidiaries under applicable Indiana law or Peoples’ or any such Subsidiaries’ articles of incorporation or bylaws as in effect as of the date of this Agreement.

(b) Horizon shall cause the persons serving as officers and directors of Peoples and Peoples Bank immediately prior to the Effective Time to be covered for a period of three (3) years after the Effective Time by the directors’ and officers’ liability insurance policy currently maintained by Peoples (the “Existing Policy”) or by a comparable or better policy (the “Replacement Policy”). Prior to the Effective Time, as instructed by Horizon, Peoples shall cause the applicable broker of record for its Existing Policy and its existing Crime (Bond) Policy to be assigned to Horizon’s designee. Such assignments in favor of Horizon’s designee shall be executed by Peoples with sufficient time to allow Horizon and its designee to place the insurance required by this Section. The Existing Policy or Replacement Policy, subject to policy terms and conditions, shall provide coverage with respect to covered acts or omissions occurring prior to the Effective Time; provided, however, that Horizon shall not be required to pay annual premiums for the Existing Policy (or for any Replacement Policy) in excess of 150% of the annual premium for the current annual term of the Existing Policy (the “Maximum Amount”); and, provided, further, however, that, if notwithstanding the use of reasonable efforts to do so, Horizon is unable to maintain or obtain the insurance called for by this Section 6.06(b), Horizon shall obtain as much comparable insurance as is available for the Maximum Amount. Horizon’s obligations within this Section 6.06(b) apply solely and exclusively to the Existing Policy and the existing Crime (Bond) Policy at each policy’s current limits of insurance, as well as its other terms, conditions, exclusions and annual premium as of the date of this Agreement, and which must be continuously maintained in force by Peoples without interruption, cancellation or amendment until the Effective Time or Horizon’s obligations within this Section shall cease.

(c) The provisions of this Section 6.06 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and personal representatives.

(d) In the event that either Horizon or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Horizon shall assume the obligations set forth in this Section 6.06.

6.07 Material Changes to Horizon Disclosure Schedules. Horizon shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time,

and as of the Effective Time, the Horizon Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Horizon Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of Horizon contained herein materially incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the Horizon Disclosure Schedule unless Peoples shall have first consented in writing with respect thereof.

6.08 Northeast Indiana Advisory Board. As soon as reasonably practical after the Closing Date, Horizon agrees to form a Northeast Indiana Advisory Board and add representatives to the advisory board from the Peoples and Peoples Bank Board and from the communities served by Peoples Bank, as mutually agreed upon.

6.09 Horizon and Horizon Bank Board.

(a) Horizon shall take all appropriate action so that, as of the Effective Time and subject to and in accordance with the Bylaws of Horizon, the number of directors constituting the Horizon Board shall be increased by one and Maurice F. Winkler, III, Chief Executive Office and President of Peoples, shall be appointed as a director of Horizon to fill the vacancy created by such increase for a term expiring at the 2018 annual meeting.

(b) Horizon shall take all appropriate action in its capacity as sole shareholder of Horizon Bank so that, as of the Effective Time and subject to and in accordance with the Bylaws of Horizon Bank, the number of directors constituting the board of directors of Horizon Bank shall be increased by one and Maurice F. Winkler, III, Chief Executive Office and President of Peoples, shall be appointed as a director of Horizon to fill the vacancy created by such increase.

6.10 Issuance of Horizon Common Stock. The Horizon Common Stock to be issued by Horizon to the shareholders of Peoples pursuant to this Agreement will, on the issuance and delivery to such shareholders pursuant to this Agreement, be duly authorized, validly issued, fully paid and nonassessable. The Horizon Common Stock to be issued to the shareholders of Peoples pursuant to this Agreement are and will be free of any preemptive rights of the shareholders of Horizon or any other person, firm or entity. The Horizon Common Stock to be issued to the shareholders of Peoples pursuant to this Agreement will not be subject to any restrictions on transfer arising under the 1933 Act, except for Horizon Common Stock issued to any shareholder of Peoples who may be deemed to be an “affiliate” (under the Securities Act) of Horizon after completion of the Merger pursuant to Rule 145 of the Securities Act.

6.11 Community Involvement. Horizon agrees that as soon as practicable following the Effective Time it shall cause Horizon Bank to donate $50,000 to not-for-profit organizations in the banking markets served by Peoples Bank. In addition, Horizon Bank agrees to match dollar-for-dollar each Continuing Employee’s reasonable and customary donation to the United Way organization of their choice in Horizon Bank’s market area through a payroll deduction, for a period of at least five (5) years.

ARTICLE VII.

CONDITIONS PRECEDENT TO THE MERGER

7.01 Conditions Precedent to Horizon’s Obligations. The obligation of Horizon to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by Horizon:

(a) Representations and Warranties at Effective Time. Each of the representations and warranties of Peoples contained in this Agreement shall be true, accurate and correct in all material respects at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date).

(b) Covenants. Each of the covenants and agreements of Peoples shall have been fulfilled or complied with in all material respects from the date of this Agreement through and as of the Effective Time.

(b) Deliveries at Closing. Horizon shall have received from Peoples at the Closing (as hereinafter defined) the items and documents, in form and content reasonably satisfactory to Horizon, set forth in Section 10.02(b) hereof.

(d) Registration Statement Effective. Horizon shall have registered its shares of Horizon Common Stock to be issued to shareholders of Peoples in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by Horizon. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

(e) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (“Regulatory Approvals”) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Board of Directors of Horizon reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on Peoples or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that Horizon would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

(f) Shareholder Approval. The shareholders of Peoples and Horizon shall have approved and adopted this Agreement as required by applicable law and the terms of this Agreement. The total number of the Dissenting Shares shall be no greater than five percent (5%) of the number of shares of Peoples Common Stock outstanding as of the date of this Agreement.

(g) Officers’ Certificate. Peoples shall have delivered to Horizon a certificate signed by its President and its Secretary, dated as of the Effective Time, certifying that: (i) the representations and warranties of Peoples contained in Article III are true, accurate and correct in all respects on and as of the Effective Time, subject to the standard specified in Section 7.01(a);

(ii) all the covenants of Peoples have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (iii) Peoples has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

(h) Tax Opinion. The Board of Directors of Horizon shall have received a written opinion of the law firm of Barnes & Thornburg LLP, dated as of the Effective Time, in form and content reasonably satisfactory to Horizon, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 1.03 hereof) to each party hereto and to the shareholders of Peoples, except with respect to the Cash Consideration and the cash received by the shareholders of Peoples for fractional shares resulting from application of the Exchange Ratio and pursuant to Section 2.03 hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(i) 280G Opinion. Horizon shall have received a letter of tax advice, in a form satisfactory to Horizon, from Peoples’ outside, independent certified public accountants to the effect that any amounts that are paid by Peoples before the Effective Time, or required under the Employment Agreements, or this Agreement (or other plans or agreements entered into in connection with this Agreement) to be paid at or after the Effective Time, to Persons who are disqualified individuals in respect of Peoples, its Subsidiaries or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code.

(j) Material Proceedings. None of Horizon, Peoples, or any of their Subsidiaries, shall be subject to any statute, rule, regulation, injunction, order or decree, which shall have been enacted, entered, promulgated or enforced, which prohibits, prevents or makes illegal the completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to the Agreement or the Merger or seeking to prevent the completion of the Merger.

(k) Listing. The shares of Horizon Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance.

(l) Notice of Termination of Data Processing Agreement. Peoples shall have provided notice of termination to FiServ under the Master Agreement, dated October 31, 2013 (including related exhibits and schedules), between Peoples Bank and FiServ.

(m) Mutual Termination of Employment and Noncompetition Agreements. Peoples shall have delivered to Horizon each executed Mutual Termination of Employment Agreement between Peoples and Jeffrey H. Gatton, Steve H. Caryer and Maurice F. Winkler, III in the forms of Exhibit 5.23(a) and Exhibit 5.23(b) hereto, as applicable, and the Release appended thereto. Steven H. Caryer and Maurice F. Winkler III shall have executed and delivered to Horizon the Noncompetition Agreements.

(n) Peoples Adjusted Consolidated Shareholder’s Equity. As of the end of the month prior to the Effective Time, the Peoples Adjusted Consolidated Shareholders’ Equity (as

such term is defined below), shall not be less than $58,000,000. “Peoples Adjusted Consolidated Shareholders’ Equity” shall be the consolidated shareholders’ equity of Peoples and Peoples Bank determined in accordance with GAAP consistently applied for prior periods and which shall be adjusted to reflect the after-tax impact of all Peoples Transaction Expenses (as defined below) as estimated through the Effective Time; provided, however, that any accruals established by Peoples pursuant to Section 5.05 will not impact the calculation of the Peoples Adjusted Consolidated Shareholders’ Equity. Horizon and Peoples recognize and agree that any changes to the valuation of the Peoples investment portfolio attributed to ASC 320, whether upward or downward, from September 30, 2014 until the measurement date will not be considered in calculating the Peoples Consolidated Common Shareholders’ Equity for purposes of this section. “Peoples Transactional Expenses” means all transaction costs of Peoples necessary to consummate the Merger and other transactions contemplated by this Agreement, or incurred or accrued (or required to be accrued in accordance with GAAP) including, without limitation: (A) the aggregate expenses of attorneys, accountants, consultants, financial advisors and other professional advisors incurred by Peoples in connection with this Agreement transactions contemplated hereby; (B) any amounts paid or payable to any director, officer or employee of Peoples or any Subsidiary of Peoples under any contract, severance arrangement, benefit plan or employment practice of Peoples; and (C) all other payroll and non-payroll related costs and expenses, in each case incurred or to be incurred by Peoples through the Effective Time in connection with this Agreement and the transactions contemplated hereby, including the termination costs associated with terminating the data processing agreement set forth in Section 7.01(l); provided, that any costs associated with the termination of the Pension Plan are excluded from the definition of Peoples Transaction Expenses.

(o) Consents. Peoples shall have obtained or caused to be obtained (a) all written consents, if any, required under the Material Contracts, and (b) all other written consents, permissions and approvals as required under any agreements, contracts, appointments, indentures, plans, trusts or other arrangements with third parties required to effect the transactions contemplated by this Agreement.

(p) Employment Agreement. Jeffrey H. Gatton and Horizon Bank shall have entered into an employment agreement in the form of Exhibit 7.01(p) hereto.

7.02 Conditions Precedent to Peoples’ Obligations. The obligation of Peoples to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by Peoples:

(a) Representations and Warranties at Effective Time. Each of the representations and warranties of Horizon contained in this Agreement shall be true, accurate and correct in all material respects on and as of the Effective Time as though the representations and warranties had been made or given at and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date).

(b) Covenants. Each of the covenants and agreements of Horizon shall have been fulfilled or complied with in all material respects from the date of this Agreement through and as of the Effective Time.

(c) Deliveries at Closing. Peoples shall have received from Horizon at the Closing the items and documents, in form and content reasonably satisfactory to Peoples, listed in Section 10.02(a) hereof.

(d) Registration Statement Effective. Horizon shall have registered its shares of Horizon Common Stock to be issued to shareholders of Peoples in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by Horizon. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

(e) Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(f) Shareholder Approval. The shareholders of Peoples and Horizon shall have approved and adopted this Agreement as required by applicable law and the terms of this Agreement.

(g) Officers’ Certificate. Horizon shall have delivered to Peoples a certificate signed by its CEO and its Secretary, dated as of the Effective Time, certifying that: (i) the representations and warranties of Horizon contained in Article IV are true, accurate and correct in all respects on and as of the Effective Time subject to the standard specified in Section 7.02(a) above; (ii) all the covenants of Horizon have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (iii) Horizon has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

(h) Tax Opinion. The Board of Directors of Peoples shall have received a written opinion of the law firm of Barnes & Thornburg LLP, dated as of the Effective Time, in form and content reasonably satisfactory to Peoples, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 1.03 hereof) to each party hereto and to the shareholders of Peoples, except with respect to the Cash Consideration and the cash received by the shareholders of Peoples for fractional shares resulting from application of the Exchange Ratio and pursuant to Section 2.03 hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(i) Listing. The shares of Horizon Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance.

(j) Material Proceedings. None of Horizon, Peoples, or any Subsidiary of Horizon or Peoples, shall be subject to any statute, rule, regulation, injunction, order or decree, which shall have been enacted, entered, promulgated or enforced, which prohibits, prevents or makes illegal the completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to this Agreement or the Merger or seeking to prevent the completion of the Merger.

(k) Opinion of Peoples’ Financial Advisor. The Board of Directors of Peoples shall have received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of KBW to the effect that, as of the date of such opinion and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Peoples Common Stock.

ARTICLE VIII.

TERMINATION OF MERGER

8.01 Termination. This Agreement may be terminated and abandoned at any time prior to the Closing Date, only as follows:

(a) by the mutual written consent of Horizon and Peoples;

(b) by either of Peoples or Horizon by written notice to the other:

(i) if this Agreement and the Merger are not approved by the requisite vote of the shareholders of Peoples at the meeting of shareholders of Peoples contemplated in Section 5.01 or by the shareholders of Horizon at the meeting of shareholders of Horizon contemplated by Section 6.03;

(ii) (x) if any Governmental Authority of competent jurisdiction shall have issued an order, decree, judgment or injunction or taken any other action that permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, and such order, decree, judgment, injunction or other action shall have become final and non-appealable, or (y) if any consent or approval of any Governmental Authority whose consent or approval is required to consummate the Merger has been denied and such denial (despite the reasonable best efforts of the parties hereto to appeal or reverse such denial) has become final and non-appealable; or (z) any application, filing or notice for a regulatory approval has been withdrawn at the request or recommendation of the applicable Governmental Authority; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to a party whose failure (or the failure of any of its affiliates) to fulfill any of its obligations (excluding warranties and representations) under this Agreement has been the cause of or resulted in the occurrence of any event described in clauses (x), (y) and (z) above;

(iii) if the consummation of the Merger shall not have occurred on or before December 31, 2015 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 8.01(b)(iii) shall not be available to any party whose breach of any provision of this Agreement causes the failure of the Merger to occur on or before the Outside Date; or

(iv) if this Agreement and the Merger are not approved by the requisite vote of the shareholders of Horizon at the meeting of shareholders of Horizon contemplated in Section 6.03.

(c) by written notice from Horizon to Peoples, if:

(i) any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.01 not being satisfied prior to the Outside Date;

(ii) Peoples breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.01, and such condition is incapable of being satisfied by the Outside Date or such breach has not been cured by Peoples within twenty (20) business days after Peoples’ receipt of written notice of such breach from Horizon;

(iii) there shall have occurred after the date of this Agreement any event, change, condition, circumstance or state of facts, or aggregation of events, changes, conditions, circumstance or state of facts, that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, whether or not covered by insurance, on Peoples; or

(iv) Horizon elects to exercise its right to terminate pursuant to Section 3.11(b) or Section 5.11.

(d) by written notice from Peoples to Horizon if:

(i) any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.02 not being satisfied prior to the Outside Date;

(ii) Horizon breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.02 and such condition is incapable of being satisfied by the Outside Date or such breach has not been cured by Horizon within twenty (20) business days after Horizon’s receipt of written notice of such breach from Peoples; or

(iii) there shall have occurred after the date of this Agreement any event, change, condition, circumstance or state of facts, or aggregation of events, changes, conditions, circumstances or state of facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, whether or not covered by insurance, on Horizon.

(c) by written notice from Horizon to Peoples:

(i) if the Peoples Board of Directors shall fail to include its recommendation to approve the Merger in the Joint Proxy Statement;

(ii) in the event of an Adverse Recommendation Change or an Adverse Recommendation Change Notice;

(iii) if the Peoples Board shall approve any Acquisition Proposal or publicly recommend that the holders of Peoples Common Stock accept or approve any Acquisition Proposal; or

(iv) if Peoples shall have entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal.

(f) by written notice by Horizon to Peoples if a quorum could not be convened at the meeting of shareholders of Peoples contemplated in Section 5.01 or at a reconvened meeting held at any time prior to or on the Outside Date.

(g) by written notice of Peoples to Horizon if a quorum could not be convened at the meeting of shareholders of Horizon contemplated by Section 6.03 or at a reconvened meeting held at any time prior to or on the Outside Date.

(h) by written notice by Peoples to Horizon at any time during the five (5) day period commencing on the Determination Date if, and only if both of the following conditions are satisfied, such termination to be effective on the tenth (10th) day following the Determination Date:

(i) the Horizon Market Value on the Determination Date is less than $19.57; and

(ii) the number obtained by dividing the Horizon Market Value by the Initial Horizon Market Value shall be less than the number obtained by dividing (A) the Final Index Price by (B) the Initial Index Price minus 0.15;

subject, however, to the following three sentences. If Peoples elects to exercise its termination right pursuant to this Section 8.01(h), it shall give prompt written notice thereof to Horizon. During the five (5) business day period commencing with its receipt of such notice, Horizon shall have the option to increase the Exchange Ratio to equal the lesser of (i) a quotient, the numerator of which is equal to the product of the Initial Horizon Market Value, the Exchange Ratio (as then in effect), and the Index Ratio minus 0.15 and the denominator of which is equal to the Horizon Market Value on the Determination Date; or (ii) the quotient determined by dividing the Initial Horizon Market Value by the Horizon Market Value on the Determination Date, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.85. If within such five (5) business day period, Horizon delivers written notice to Peoples that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies Peoples of the revised Exchange Ratio, then no termination shall have occurred pursuant to this Section 8.01(h), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified).

For purposes of this Section 8.01(h) the following terms shall have the meanings indicated below:

“Determination Date” shall mean the first date on which all Regulatory Approvals (and waivers, if applicable) and all other approvals and consents necessary for consummation of the Merger have been received (disregarding any waiting period).

“Final Index Price” means the average of the daily closing value of the Index for the fifteen (15) consecutive trading days immediately preceding the Determination Date.

“Index” means the SNL Midwest Bank Index or, if such Index is not available, such substitute or similar Index as substantially replicates the SNL Midwest Bank Index.

“Index Ratio” means the Final Index Price divided by the Initial Index Price.

“Initial Horizon Market Value” means $23.02, adjusted as indicated in the last sentence of this Section 8.01(h).

“Initial Index Price” means the closing value of the Index on the date of this Agreement.

“Horizon Market Value” means the average of the daily closing sales prices of a share of Horizon’s common stock, rounded to the nearest cent, during the fifteen (15) consecutive trading days immediately preceding the Determination Date; provided, however, that closing sales prices shall only be used for days during which Horizon’s shares are actually traded on the NASDAQ Global Market.

If Horizon or any company belonging to the Index declares or effects a stock dividend, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 8.01(h).

8.02 Effect of Termination.

(a) Subject to the remainder of this Section 8.02, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Horizon or Peoples and each of their respective subsidiaries, directors, officers, employees, advisors, agents, or shareholders and all rights and obligations of any party under this Agreement shall cease, except for the agreements contained in Sections 5.06 and 8.02 and Article XI, which shall remain in full force and effect and survive any termination of this Agreement; provided, however, that nothing contained in this Agreement, including this Section 8.02, except for the amounts payable pursuant to subsections (b), (c) or (d), shall relieve any party hereto from liabilities or damages arising out of any fraud or intentional breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement or any related agreement.

(b) Peoples shall pay to Horizon an amount in cash equal to $3,500,000 (the “Termination Fee”) if:

(i) this Agreement is terminated by Horizon pursuant to Section 8.01(e); or

(ii) this Agreement is terminated by either party pursuant to Section 8.01(b)(i) as a result of the failure of Peoples’ shareholders to approve the Agreement and the Merger by the requisite vote or by Horizon pursuant to Section 8.01(f) and, in each case, prior to the date that is twelve (12) months after such termination Peoples or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated (regardless of whether such Acquisition Proposal is made or consummated before or after termination of this Agreement); or

(iii) this Agreement is terminated by either Peoples or Horizon pursuant to Section 8.01(b)(iii) and (A) prior to the date of such termination, an Acquisition Proposal was made, and (B) prior to the date that is twelve (12) months after such termination, Peoples or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated.

(c) Any fee due under Section 8.02(b) shall be paid by Peoples by wire transfer of same day funds:

(i) in the case of Section 8.02(b)(i), concurrently with such termination; and

(ii) in the case of Section 8.02(b)(ii) or Section 8.02(b)(iii), on the earlier of the date Peoples enters into such Acquisition Agreement or consummates such Acquisition Proposal.

(d) In the event Horizon would be entitled to the Termination Fee pursuant to Section 8.02(b), then Horizon may elect, in its sole discretion, to (i) terminate this Agreement and require the payment of such Termination Fee, in which event the Termination Fee shall be the sole and exclusive remedy for such termination event and such fee shall constitute liquidated damages; provided, however, this Agreement shall not be terminated until the Termination Fee is paid in full, or (ii) not terminate this Agreement and institute a proceeding at law or in equity to specifically enforce this Agreement and/or recover all of its damages arising hereunder, including all of its costs, fees and expenses (including reasonable attorneys’ and accountants’ fees and expenses). Peoples acknowledges that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Horizon would not have entered into this Agreement. Accordingly, if Peoples fails promptly to pay the Termination Fee, and, in order to obtain such payment, Horizon commences a suit that results in a judgment against Peoples for the Termination Fee, Peoples shall also pay to Horizon its reasonable costs and expenses (including attorneys’ and accountants’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest at the national prime rate in effect on the date such payment was required to be made.

ARTICLE IX.

EFFECTIVE TIME OF THE MERGER

Upon the terms and subject to the conditions specified in this Agreement, the Merger shall become effective on the day and at the time specified in the Articles of Merger of Horizon and Peoples as filed with the Indiana Secretary of State (the “Effective Time”). Unless otherwise mutually agreed to by the parties hereto, the parties shall cause the Effective Time to occur within ten (10) Business Days after the later to occur of (a) all conditions precedent to the Merger set forth in this Agreement have been fulfilled, and (b) all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger have expired.

ARTICLE X.

CLOSING

10.01 Closing Date and Place. So long as all conditions precedent set forth in Article VII hereof have been satisfied and fulfilled, the closing of the Merger (the “Closing”) will take place on the date determined to be the date of the Effective Time by Article IX hereof (the “Closing Date”) at a location to be reasonably determined by Horizon.

10.02. Deliveries.

(a) At the Closing, Horizon will deliver to Peoples the following:

(i) the officers’ certificate contemplated by Section 7.02(g) hereof;

(ii) copies of all Regulatory Approvals necessary to consummate the Merger;

(iii) copies of the resolutions adopted by the Board of Directors of Horizon and shareholders of Horizon, certified by the Secretary of Horizon relative to the approval of this Agreement and the Merger;

(iv) the tax opinion required by Section 7.02(h) hereof;

(v) evidence of the purchase of director and officer liability insurance for the benefit of the Indemnified Parties in accordance with Section 6.05; and

(vi) such other documents and information as Peoples or its legal counsel may reasonably request.

(b) At the Closing, Peoples will deliver to Horizon the following:

(i) the officers’ certificate contemplated by Section 7.01(g) hereof;

(ii) copies of the resolutions adopted by the Board of Directors and shareholders of Peoples certified by the Secretary of Peoples relative to the approval of this Agreement and the Merger;

(iii) the tax opinion required by Section 7.01(h) hereof;

(iv) the 280G opinion required by Section 7.01(i) hereof; and

(v) such other documents and information as Horizon or its legal counsel may reasonably request.

ARTICLE XI.

MISCELLANEOUS

11.01 Effective Agreement. This Agreement and the recitals hereof shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations of the respective parties hereto under this Agreement may be assigned by any party hereto without the prior written consent of the other parties hereto. Except as provided by Section 6.06 (dealing with rights to indemnification and advancements of expenses, and the rights to insurance coverage, provided to certain persons), the representations, warranties, covenants and agreements contained in this Agreement, as well as the documents and instruments referred to herein, are for the sole benefit of the parties hereto and their successors and assigns, and they will not be construed as conferring any rights on any other Persons, other than the right of Peoples, on behalf of its shareholders, to pursue damages in the event of fraud or an intentional breach of this Agreement as provided in Section 8.02(a) hereof.

11.02 Waiver; Amendment.

(a) The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions or agreements of the other parties under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other parties contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other parties of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement will not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

(b) This Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto.

11.03 Notices. All notices, requests and other communications hereunder will be in writing and will be deemed to have been duly given if delivered by hand and receipted for, delivered by certified United States Mail, return receipt requested, first class postage pre-paid, or delivered by overnight express receipted delivery service as follows:

If to Horizon:	with a copy (which shall not constitute notice) to:
Horizon Bancorp 515 Franklin Street Michigan City, IN 46360 Attn: Craig M. Dwight CEO and Chairman	Barack Ferrazzano Kirschbaum & Nagelberg LLP 200 West Madison Street, Suite 3900 Chicago, IL 60606 Attn: Robert M. Fleetwood

And

If to Peoples:	with a copy (which shall not constitute notice) to:
Peoples Bancorp 212 W. 7th Street Auburn, IN 46706 Attn: Maurice F. Winkler, III President and CEO	Barnes & Thornburg LLP 11 South Meridian Street Indianapolis, IN 46204-3535 Attn: Claudia V. Swhier

or such substituted address or Person as any of them have given to the other in writing. All such notices, requests or other communications shall be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five (5) business days after deposit with the United States Postal Service; or (c) if delivered by overnight express delivery service, on the next business day after deposit with such service.

11.04 Headings. The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

11.05 Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

11.06 Counterparts; Facsimile. This Agreement may be executed in any number of counterparts and by facsimile, each of which will be an original, but such counterparts shall together constitute one and the same instrument.

11.07 Governing Law; Enforcement; Specific Performance; Jury Trial. This Agreement (and any and all other documents, agreements and instruments entered into in connection with the Merger and any related transaction; collectively, the “Related Agreements”) shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits and proceedings between the parties hereto relating to this Agreement or any Related Agreement shall be filed, tried and litigated only in the Circuit or Superior Courts of Marion County, Indiana or the United States District Court for the Southern District of Indiana. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts. The parties agree that irreparable damage would occur in the event that any provision of this Agreement or any Related Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement or any Related Agreement and to enforce specifically the terms and provisions of this Agreement or any Related Agreement in any court identified above, this being in addition to any other remedy to which they are entitled at law or in equity. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR ANY RELATED AGREEMENT.

11.08 Entire Agreement. This Agreement and the Exhibits hereto supersede all other prior or contemporaneous understandings, commitments, representations, negotiations or agreements, whether oral or written, among the parties hereto relating to the Merger or matters contemplated herein and constitute the entire agreement between the parties hereto, except as otherwise provided herein and except for the Mutual Non-Disclosure & Confidentiality Agreement dated October 17, 2014, by and between the parties (the “Confidentiality Agreement”). Upon the execution of this Agreement by all the parties hereto, any and all other prior writings of either party relating to the Merger, will terminate and will be rendered of no further force or effect. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

11.09 Survival of Representations, Warranties or Covenants. Except as set forth in the following sentence, none of the representations, warranties or covenants of the parties will survive the Effective Time or the earlier termination of this Agreement, and thereafter the parties will have no further liability with respect thereto. The covenants contained in Sections 5.06 and 8.02 and this Article XI shall survive termination of this Agreement and remain in full force and effect. The covenants contained in Sections 1.01, 1.05, 2.04, 5.16, 5.17, 5.18, 5.24, 6.04, 6.06 and all of the provisions of this Article XI shall survive the Effective Time.

11.10 Expenses. Except as provided elsewhere in this Agreement, each party to this Agreement shall pay its own expenses incidental to the Merger contemplated hereby.

11.11 Certain References. Whenever in this Agreement a singular word is used, it also will include the plural wherever required by the context and vice-versa, and the masculine or neuter gender shall include the masculine, feminine and neuter genders. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. The term “business day” will mean any day except Saturday and Sunday when Horizon Bank, in Michigan City, Indiana, is open for the transaction of business.

[SIGNATURE PAGE FOLLOWS.]

IN WITNESS WHEREOF, Horizon and Peoples have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts and delivered by their duly authorized officers.

HORIZON BANCORP

By:	/s/ Craig M. Dwight
Craig M. Dwight, CEO & Chairman

PEOPLES BANCORP

By:	/s/ Maurice F. Winkler, III
Maurice F. Winkler, III, President & CEO

ARTICLE I. THE MERGER	1

1.01 THE MERGER	1
1.02 RESERVATION OF RIGHT TO REVISE STRUCTURE	2
1.03 TAX FREE REORGANIZATION	3
1.04 ABSENCE OF CONTROL	3
1.05 BANK MERGER	3
1.06 DISSENTERS’ RIGHTS	3

ARTICLE II. MANNER AND BASIS OF EXCHANGE OF STOCK	3

2.01 MERGER CONSIDERATION	3
2.02 ANTI-DILUTION ADJUSTMENTS	4
2.03 FRACTIONAL SHARES	4
2.04 EXCHANGE PROCEDURES	4

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF PEOPLES	6

3.01 ORGANIZATION AND AUTHORITY	7
3.02 AUTHORIZATION	7
3.03 CAPITALIZATION	8
3.04 ORGANIZATIONAL DOCUMENTS	9
3.05 COMPLIANCE WITH LAW	9
3.06 ACCURACY OF INFORMATION PROVIDED TO HORIZON	9
3.07 LITIGATION AND PENDING PROCEEDINGS	10
3.08 FINANCIAL STATEMENTS AND REPORTS	10
3.09 MATERIAL CONTRACTS	11
3.10 ABSENCE OF UNDISCLOSED LIABILITIES	12
3.11 TITLE TO PROPERTIES	12
3.12 LOANS AND INVESTMENTS	14
3.13 INDEBTEDNESS	15
3.14 NO SHAREHOLDER RIGHTS PLAN	16
3.15 EMPLOYEE BENEFIT PLANS	16
3.16 OBLIGATIONS TO EMPLOYEES	20
3.17 TAXES, RETURNS AND REPORTS	20
3.18 DEPOSIT INSURANCE	21
3.19 INSURANCE	21
3.20 BOOKS AND RECORDS	21
3.21 BROKER’S, FINDER’S OR OTHER FEES	21
3.22 INTERIM EVENTS	22
3.23 INSIDER TRANSACTIONS	23
3.24 INDEMNIFICATION AGREEMENTS	23
3.25 SHAREHOLDER APPROVAL.	23
3.26 INTELLECTUAL PROPERTY	24
3.27 COMMUNITY REINVESTMENT ACT	24
3.28 BSA/AML	24
3.29 AGREEMENTS WITH REGULATORY AGENCIES	25

3.30 APPROVAL DELAYS	25
3.31 INTERNAL CONTROLS	25
3.32 FIDUCIARY ACCOUNTS	26

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF HORIZON	26

4.01 ORGANIZATION AND AUTHORITY	27
4.02 AUTHORIZATION	27
4.03 CAPITALIZATION	28
4.04 COMPLIANCE WITH LAW	28
4.05 ABSENCE OF UNDISCLOSED LIABILITIES	29
4.06 ACCURACY OF INFORMATION PROVIDED TO PEOPLES	29
4.07 FINANCIAL STATEMENTS AND REPORTS	29
4.08 ADEQUACY OF RESERVES	30
4.09 LITIGATION AND PENDING PROCEEDINGS	30
4.10 TAXES, RETURNS AND REPORTS	30
4.11 DEPOSIT INSURANCE	31
4.12 BSA/AML	31
4.13 COMMUNITY REINVESTMENT ACT	31
4.14 APPROVAL DELAYS	31
4.15 HORIZON SECURITIES AND EXCHANGE COMMISSION FILINGS	31
4.16 ENVIRONMENTAL MATTERS	32

ARTICLE V. CERTAIN COVENANTS	32

5.01 SHAREHOLDER APPROVAL	32
5.02 OTHER APPROVALS	32
5.03 CONDUCT OF BUSINESS	33
5.04 INSURANCE	36
5.05 ACCRUALS FOR LOAN LOSS RESERVE AND EXPENSES	36
5.06 ACQUISITION PROPOSALS	37
5.07 PRESS RELEASES	40
5.08 MATERIAL CHANGES TO DISCLOSURE SCHEDULES	40
5.09 ACCESS; INFORMATION	40
5.10 FINANCIAL STATEMENTS	41
5.11 ENVIRONMENTAL	41
5.12 GOVERNMENTAL REPORTS AND SHAREHOLDER INFORMATION	43
5.13 ADVERSE ACTIONS	43
5.14 EMPLOYEE BENEFITS AND EMPLOYEES	43
5.15 NONCOMPETITION AGREEMENTS	44
5.16 TERMINATION OF PEOPLES 401(K) PLAN	44
5.17 MAINTENANCE OF PENSION PLAN	45
5.18 DISPOSITION OF FULLY INSURED WELFARE BENEFIT AND SEC. 125 PLANS	45
5.19 PEOPLES BANK MERGER	46
5.20 COOPERATION ON CONVERSION OF SYSTEMS	46
5.21 Installation/Conversion of Equipment	46
5.22 SUPPLEMENTAL LIFE INSURANCE PLAN	46
5.23 EMPLOYMENT AGREEMENTS	46
5.24 SERP AGREEMENTS	47
5.25 PENSION PLAN	47

ARTICLE VI. COVENANTS OF HORIZON	47

6.01 APPROVALS	47
6.02 SEC REGISTRATION	48
6.03 SHAREHOLDER APPROVAL	48
6.04 EMPLOYEE BENEFIT PLANS AND EMPLOYEE PAYMENTS	49
6.05 ADVERSE ACTIONS	50
6.06 D&O INSURANCE AND INDEMNIFICATION	50
6.07 MATERIAL CHANGES TO HORIZON DISCLOSURE SCHEDULES	51
6.08 NORTHEAST INDIANA ADVISORY BOARD	52
6.09 HORIZON AND HORIZON BANK BOARD	52
6.10 ISSUANCE OF HORIZON COMMON STOCK	52
6.11 COMMUNITY INVOLVEMENT	52

ARTICLE VII. CONDITIONS PRECEDENT TO THE MERGER	53

7.01 CONDITIONS PRECEDENT TO HORIZON’S OBLIGATIONS	53
7.02 CONDITIONS PRECEDENT TO PEOPLES’ OBLIGATIONS	55

ARTICLE VIII. TERMINATION OF MERGER	57

8.01 TERMINATION	57
8.02 EFFECT OF TERMINATION	60

ARTICLE IX. EFFECTIVE TIME OF THE MERGER	61

ARTICLE X. CLOSING	62

10.01 CLOSING DATE AND PLACE	62
10.02 DELIVERIES	62

ARTICLE XI. MISCELLANEOUS	63

11.01 EFFECTIVE AGREEMENT	63
11.02 WAIVER; AMENDMENT	63
11.03 NOTICES	63
11.04 HEADINGS	64
11.05 SEVERABILITY	64
11.06 COUNTERPARTS; FACSIMILE	64
11.07 GOVERNING LAW; ENFORCEMENT; SPECIFIC PERFORMANCE; JURY TRIAL	64
11.08 ENTIRE AGREEMENT	65
11.09 SURVIVAL OF REPRESENTATIONS, WARRANTIES OR COVENANTS	65
11.10 EXPENSES	65
11.11 CERTAIN REFERENCES	65

INDEX OF EXHIBITS

Exhibit 1.01(e)	Plan of Merger

Exhibit 5.01	Voting Agreement

Exhibit 5.15(a) and (b)	Forms of Non-Competition, Non-Solicitation and Non-Disclosure Agreement

Exhibit 5.23(a), (b) and (c)	Forms of Mutual Termination of Employment Agreement

Exhibit 7.01(p)	Employment Agreement for Jeffrey H. Gatton

EXHIBIT 1.01(E)

PlAN OF MERGER

BETWEEN

PEOPLES BANCORP

(AN INDIANA CORPORATION)

AND

HORIZON BANCORP

(AN INDIANA CORPORATION)

            , 2015

PLAN OF MERGER

THIS PLAN OF MERGER is made and entered into as of             , 2015, between Peoples Bancorp, an Indiana corporation with its principal office located at 212 W. 7th Street, Auburn, Indiana 46706 (“Peoples”), and Horizon Bancorp, an Indiana corporation with its principal office located at 515 Franklin Street, Michigan City, Indiana 46360 (“Horizon”).

WITNESSETH:

WHEREAS, the Boards of Directors of Peoples and Horizon have approved an Agreement and Plan of Merger, executed and delivered as of February 18, 2015 (the “Agreement and Plan of Merger”), of which the Plan of Merger was a part thereof, pursuant to which Peoples has agreed to merge with and into Horizon (capitalized terms used, but not defined, in this Plan of Merger shall have the meaning ascribed to them in the Agreement and Plan of Merger); and

NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1. THE HOLDING COMPANY MERGER

Section 1.1 The Holding Company Merger. Pursuant to the terms and provisions of this Plan of Merger and the Indiana Business Corporation Law (“IBCL”), Peoples shall merge with and into Horizon (the “Holding Company Merger”). The Holding Company Merger shall be effective at the Effective Time (as that term is defined in the Agreement and Plan of Merger) (the “Effective Time”).

Section 1.2 Merging Corporation. Peoples shall be the merging corporation under the Holding Company Merger and its corporate identity and existence shall cease on consummation of the Holding Company Merger.

Section 1.3 Surviving Corporation. Horizon shall be the surviving corporation in the Holding Company Merger, and the Articles of Incorporation and Bylaws of Horizon in effect prior to the Holding Company Merger shall be the Articles of Incorporation and Bylaws of the Surviving Corporation.

ARTICLE 2. TERMS OF THE HOLDING COMPANY MERGER AND CONVERSION OF SHARES

Section 2.1 Effect of the Holding Company Merger. The Holding Company Merger shall have all of the effects provided by the IBCL.

Section 2.2 Conversion of Peoples Shares.

(a) At the Effective Time, each share of Peoples Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, shares held as treasury stock of Peoples and shares held directly or indirectly by Horizon, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any) shall become and be converted into the right pursuant to Article II of the Agreement and Plan of Merger to receive the following: (i) 0.95 shares of Horizon common stock (as adjusted in accordance with the terms of the Agreement and Plan of Merger), without par value (the “Horizon Common Stock”), and (ii) $9.75 in cash (the aggregate cash consideration to be paid in the Merger is referred to herein as the “Cash Consideration”) (collectively, the “Merger Consideration”); provided, however, the Peoples stockholders owning less than 100 shares of Peoples Common Stock as of the Effective Time will only be entitled to receive $33.14 per share in cash and will not be entitled to receive any Horizon Common Stock.

(b) At the Effective Time, each holder of any certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Peoples stock (other than Dissenting Shares) shall thereafter cease to have any rights with respect to such shares, except the right of such holders to receive, without interest, the Merger Consideration, upon the surrender of such certificate or certificates in accordance with 0 of this Plan of Merger.

Section 2.3 Exchange Procedures; Surrender of Certificates.

(a) Computershare, Inc. shall act as Exchange Agent in the Holding Company Merger (the “Exchange Agent”).

(b) At or prior to the Effective Time, Horizon shall reserve a sufficient number of shares of Horizon Common Stock to be issued as part of the Merger Consideration. At the Effective Time, Horizon shall cause all shares of Peoples Common Stock held by recognized securities depositories (“street name” shares) to be exchanged for the Merger Consideration in accordance with the rules and procedures of such depositories. As promptly as practicable after the Effective Time, but in no event more than five (5) business days thereafter, Horizon shall mail to each holder of Peoples Common Stock a letter of transmittal providing instructions as to the transmittal to Horizon of certificates representing shares of Peoples Common Stock and the issuance of shares of Horizon Common Stock and the Cash Consideration in exchange therefor pursuant to the terms of this Plan of Merger.

(c) Horizon shall cause a certificate representing that number of whole shares of Horizon Common Stock that each holder of Peoples Common Stock has the right to receive pursuant to Section 2.01 of the Agreement and Plan of Merger, and a check in the amount of such holder’s proportionate share of the Cash Consideration pursuant to Section 2.01 of the Agreement and Plan of Merger and any cash in lieu of fractional shares or dividends or distributions which such holder shall be entitled to receive, to be delivered to such shareholder upon delivery to Horizon of certificates representing such shares of Peoples Common Stock (“Old Certificates”) (or bond or other indemnity satisfactory to Horizon if any of such certificates are lost, stolen or destroyed) owned by such shareholder accompanied by a properly completed and executed letter of transmittal, as in the form and substance satisfactory to Horizon. No interest will be paid on any

Merger Consideration that any such holder shall be entitled to receive pursuant to this Plan of Merger upon such delivery.

(d) No dividends or other distributions on Horizon Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of Peoples Common Stock converted in the Merger into the right to receive shares of such Horizon Common Stock until the holder thereof surrenders such Old Certificates in accordance with this Section 2.3. After becoming so entitled in accordance with this Section 2.3, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Horizon Common Stock such holder had the right to receive upon surrender of the Old Certificate.

(e) The stock transfer books of Peoples shall be closed immediately upon the Effective Time and from and after the Effective Time, there shall be no transfers on the stock transfer records of Peoples of any shares of Peoples Common Stock stock. If, after the Effective Time, Old Certificates are presented to Horizon, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to the Agreement and Plan of Merger and in accordance with the procedures set forth in this 0.

(f) Horizon shall be entitled to rely upon Peoples’ stock transfer books to establish the identity of those individuals, partnerships, corporations, trusts, joint ventures, organizations or other entities (each, a “Person”) entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Old Certificate, Horizon shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved from any and all liability with respect to any claims thereto.

(g) If any Old Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen, or destroyed and, if required by Horizon, the posting by such Person of a bond or other indemnity satisfactory to Horizon as indemnity against any claim that may be made against it with respect to such Old Certificate, Horizon will issue in exchange for such affidavit of lost, stolen, or destroyed Old Certificate the Merger Consideration deliverable in respect thereof pursuant to the terms of this Amended and Restated Plan of Merger.

(h) Notwithstanding the foregoing, no party hereto shall be liable to any former holder of Peoples Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

ARTICLE 3. AMENDMENT; TERMINATION; ASSIGNMENT

Section 3.1 Amendment. At any time prior to the Effective Time, the parties to this Plan of Merger by mutual written agreement authorized by their respective Boards of Directors (and whether before or after the shareholders of Peoples have approved and adopted this Plan of Merger) may amend this Plan of Merger; provided, however, that if the shareholders of Peoples have approved and adopted this Plan of Merger, any such amendment shall not have a material adverse effect on the shareholders of Peoples.

Section 3.2 Termination. This Plan of Merger shall automatically terminate (whether before or after Peoples shareholder approval) upon the termination of the Agreement and Plan of Merger.

Section 3.3 Successors and Assigns. This Plan of Merger and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but none of the provisions hereof shall inure to the benefit of any other person, firm, or corporation whomsoever. Neither this Plan of Merger nor any of the rights, interests, or obligations hereunder shall be assigned or transferred by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party.

IN WITNESS WHEREOF, the parties hereto have executed this Plan of Merger as of the day and year first above written.

PEOPLES BANCORP

By:
Maurice F. Winkler, III, President & CEO

HORIZON BANCORP

By:
Craig M. Dwight, CEO & Chairman

EXHIBIT 5.01

VOTING AGREEMENT

Each of the undersigned, being all of the directors of Peoples Bancorp (“Peoples”) and Peoples Federal Savings Bank of DeKalb County having, in the case of the Peoples directors, voted for the approval and adoption by Peoples of that certain Agreement and Plan of Merger (“Agreement and Plan of Merger”) among Peoples and Horizon Bancorp (“Horizon”), whereby Horizon will acquire all of the outstanding capital stock of Peoples in exchange for shares of Horizon common stock, no par value per share (the “Holding Company Merger”), in consideration of the benefits to be derived from the consummation of such merger and in consideration of the mutual agreements made in the Agreement and Plan of Merger and herein, and in order to induce Horizon to execute and deliver the Agreement and Plan of Merger to Peoples and to proceed with the consummation of the Holding Company Merger and to incur the expenses required in connection therewith, hereby irrevocably covenants and agrees with one another and with each of the parties to such Agreement and Plan of Merger that the undersigned:

(a) will support the consummation of the Holding Company Merger and any merger of any Peoples subsidiaries, including Peoples Federal Savings Bank of DeKalb County, and, subject to fiduciary duties and Section 5.06 of the Agreement and Plan of Merger, will recommend the Holding Company Merger for approval and adoption by the shareholders of Peoples;

(b) will vote all shares of common stock of Peoples (“Peoples Common Stock”) now or hereafter beneficially owned by him or her, in person or by proxy, at any meeting of the shareholders of Peoples or adjournments thereof, in favor of the approval and adoption of the Agreement and Plan of Merger and the Holding Company Merger; and

(c) until such time as the Holding Company Merger has been consummated or the Agreement and Plan of Merger has been duly terminated in accordance with the provisions thereof, will not transfer any shares of Peoples Common Stock, or any right or option with respect thereto or any interest therein, without first obtaining from the transferee thereof and furnishing to Horizon a written agreement of such transferee substantially to the effect of the agreements herein made and in form and substance acceptable to Horizon.

The undersigned represents and warrants that he or she (except to the extent indicated below) is the sole record and/or beneficial owner of (and has sole rights to vote and to dispose of) the number of shares of Peoples Common Stock indicated beside his or her signature below.

This Voting Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earlier of (a) the consummation of the Holding Company Merger; (b) the termination of the Agreement and Plan of Merger in accordance with its terms; or (c) the taking of such action whereby a majority of Peoples’ Board of Directors, in accordance with the terms and conditions of Section 5.06 of the Agreement and Plan of Merger, withdraws its favorable recommendation of the Agreement and Plan of Merger to the shareholders of Peoples.

This Voting Agreement may be executed in one or more counterparts and delivered by facsimile, pdf or other means of electronic communication, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. This Voting Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits and proceedings between the parties hereto relating to this Voting Agreement shall be filed, tried and litigated only in the Circuit or Superior Courts of Marion County, Indiana or the United States District Court for the Southern District of Indiana. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts. The parties agree that irreparable damage would occur in the event that any of the provisions of this Voting Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Voting Agreement and to enforce specifically the terms and provisions of this Voting Agreement in any court identified above, this being in addition to any other remedy to which they are entitled at law or in equity. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS VOTING AGREEMENT.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

Executed and Delivered as of February 18, 2015.

( 27,137 shares)
G. Richard Gatton

( 5,964 shares)
Bruce S. Holwerda

( 12,500 shares)
Douglas D. Marsh

( 12,751 shares)
Stephen R. Olson

( 26,174 shares)
Maurice F. Winkler, III

[SIGNATURE PAGE TO VOTING AGREEMENT]

EXHIBIT 5.15(A)

NON-COMPETITION, NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT

This Non-Competition, Non-Solicitation and Non-Disclosure Agreement (the “Agreement”), is made this 18th day of February, 2015, by and among Maurice F. Winkler, III (the “Executive”), Horizon Bancorp (the “Holding Company”) and Horizon Bank, N.A. (the “Bank”). The Holding Company, the Bank and their affiliated entities are collectively referred to herein as “Horizon.”

WITNESSETH:

WHEREAS, Executive previously served as the President and Chief Executive Officer of Peoples Federal Savings Bank of DeKalb County or one or more of its affiliates (“Peoples Bank”), including Peoples Bancorp (“Peoples”). Peoples and Peoples Bank are collectively referred to herein as the “Peoples Entities;” and

WHEREAS, Peoples and the Holding Company have entered into an Agreement and Plan of Merger whereby Peoples will merge with and into the Holding Company (the “Merger”). The combined entities, operations and assets of Horizon and the Peoples Entities after the Merger are referred to herein as the “Company;” and

WHEREAS, the Peoples Entities and the Executive are parties to that certain Employment Agreement dated December 17, 2013 (the “Employment Agreement”); and

WHEREAS, in connection with the Merger, the Peoples Entities and the Executive will agree in writing to terminate the Employment Agreement in exchange for a payment (the “Change in Control Payment”) to be made to the Executive in a lump sum at the effective time of the Merger; and

WHEREAS, the Executive will be an employee of the Bank and will be appointed to serve as a member of the board of directors of the Bank and the Holding Company, each for a period of time after the Merger, and may receive certain other payments or benefits as a result of the Merger; and

WHEREAS, as a condition to its agreement to execute and deliver the Agreement and Plan of Merger to Peoples and the continued employment of the Executive and the Executive’s appointment to the Holding Company’s board of directors, Horizon has requested that the Executive agree to certain restrictions, covenants and agreements, as set forth in this Agreement in order to protect the Company’s business interests and goodwill, as well as its confidential and proprietary information; and

WHEREAS, the Executive, in consideration of the benefits of the Merger to the Executive, including but not limited to the Executive’s receipt of the Change in Control Payment, the continued employment of the Executive, and the Executive’s appointment to the Holding Company’s board of directors, has agreed to execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, agreements and obligations contained herein, and subject to and effective only upon the consummation of the Merger, and for other good and valuable consideration, the receipt, legal adequacy and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Contingency. This Agreement shall be contingent on the consummation of the Merger. If the Merger is not consummated for any reason, this Agreement will be null and void as of the date of the public announcement of the cancellation of the intent to consummate the Merger.

2. Definitions.

(a) Confidential Information. For purposes of this Agreement, the term “Confidential Information” means any and all:

(i) materials, records, data, documents, lists, writings and information (whether in writing, printed, verbal, electronic, computerized, on disk or otherwise) (A) relating or referring in any manner to the business, operations, affairs, financial condition, results of operation, cash flow, assets, liabilities, sales, revenues, income, estimates, projections, policies, strategies, techniques, methods, products, developments, suppliers, relationships and/or customers of the Company that are confidential, proprietary or not otherwise publicly available, in any event not without a breach of this Agreement, or (B) that the Company has deemed confidential, proprietary or nonpublic information of the Company;

(ii) trade secrets of the Company, as defined in the Michigan Compiled Laws §445.1902, as amended, or Title 24, Article 2, Chapter 3, Section 2 of the Indiana Code (IC-24-2-3-2), as amended, or any successor statutes; and

(iii) any and all copies, summaries, analyses and extracts which relate or refer to or reflect any of the items set forth in (i) or (ii) above. The Executive agrees that all Confidential Information is confidential and is and at all times shall remain the property of Horizon.

3. Access to and Return of Confidential Information

(a) The Executive understands, acknowledges and agrees that during the course of his employment with the Company he has gained or will gain information regarding, knowledge of and familiarity with the Confidential Information of the Company and that if the Confidential Information was disclosed by the Executive, Horizon would suffer irreparable damage and harm. The Executive understands, acknowledges and agrees that the Confidential Information derives substantial economic value from, among other reasons, not being known or readily ascertainable by proper means by others who could obtain economic value therefrom upon disclosure. The Executive acknowledges and agrees that Horizon uses reasonable means to maintain the secrecy and confidentiality of the Confidential Information.

(b) The Executive covenants and agrees:

(i) to keep all Confidential Information subject to Horizon’s custody and control and to promptly return to the Bank all Confidential Information that is still in the

Executive’s possession or control at the termination of the Executive’s employment with Horizon; and

(ii) promptly upon termination of the Executive’s employment with Horizon, to return to the Bank, at the Bank’s principal office, all vehicles, equipment, computers, credit cards and other property of the Company and to cease using any of the foregoing.

4. Restrictive Covenants.

(a) Non-Competition. During Executive’s employment with Horizon and for a period of twenty-four (24) months thereafter, Executive shall not in or from any of the Counties of Cass, Kalamazoo and St. Joseph in the State of Michigan and the Counties of Allen, DeKalb, Elkhart, LaGrange, Noble and Whitley in the State of Indiana directly or indirectly own, manage, finance, operate, control or participate in ownership, management, or operation of, act as an agent, consultant, or be employed in a competitive capacity with, any business engaged in the development, production, marketing, sale or servicing of any service or product (i) with which Executive was involved during his last year of employment with the Company, or (ii) which the Company was developing, producing, marketing, selling or servicing (or plans to develop, produce, market, sale or service). In the event the foregoing geographic area is deemed overly broad or unenforceable under applicable law, the restricted area shall be the geographic area in which Executive has been performing services, or for which Executive has been assigned responsibility, at any time within one (1) year preceding the date of the termination of his employment.

(b) Non-Solicitation. During Executive’s employment with Horizon and for twenty-four (24) months thereafter, Executive will not, in a competitive capacity, on behalf of any person or entity other than the Bank, directly or indirectly:

(i) solicit, divert (or attempt to solicit or divert) or accept business from any customer of the Bank;

(ii) solicit, divert (or attempt to solicit or divert) or accept business from any customer of the Bank with whom Executive has had contact (either directly or indirectly) or over which Executive has had responsibility at any time in the one (1) year preceding the date of the termination of his employment, or about whom Executive has obtained confidential or proprietary information;

(iii) solicit, divert (or attempt to solicit or divert) or accept business from any identified prospective customer of the Bank; or

(iv) solicit, divert (or attempt to solicit or divert) or accept business from any identified prospective customer of the Bank with whom Executive had contact (either directly or indirectly) or over which Executive had responsibility at any time in the one (1) year preceding the date of the termination of his employment, or about whom Executive has obtained confidential or proprietary information.

Further, during Executive’s employment with Horizon and for twenty-four (24) months after the termination of his employment, Executive will not directly or indirectly encourage, solicit, induce, or attempt to encourage, solicit or induce any other employee, agent or representative of Horizon to leave his/her employment (or terminate his/her relationship) with Horizon (or devote less than full time efforts to Horizon’s business), and Executive will not directly or indirectly hire or attempt to hire, for any competitive or other position with any competitor or other business, any employee, agent or representative of Horizon who has been an employee, agent or representative of Horizon at any time within the preceding 180 days.

(c) Non-Disclosure. At all times during and after the termination of his employment, the Executive shall not (i) directly or indirectly disclose, provide or discuss any Confidential Information with or to any person other than those directors, officers, employees, representatives and agents of Horizon who need to know such Confidential Information for a proper corporate purpose, and (ii) directly or indirectly use any Confidential Information (A) to compete against Horizon, or (B) for the Executive’s own benefit or for the benefit of any person or entity other than Horizon.

5. Periods of Noncompliance and Reasonableness of Periods. The restrictions and covenants contained in Section 4 shall be deemed not to run during all periods of noncompliance, the intention of the parties hereto being to have such restrictions and covenants apply during the term of this Agreement and for the full periods specified in Section 4. The parties hereto understand, acknowledge and agree that the restrictions and covenants contained in Section 4 are reasonable in view of the nature of the business in which the Company is engaged, the Executive’s position with the Company and the Executive’s advantageous knowledge of and familiarity with the business, operations, affairs, employees, and customers of the Company.

The restrictions and covenants contained in Section 4 are essential terms and conditions to Horizon entering into this Agreement, and shall be construed as independent of any other provision in this Agreement. The existence of any claim or cause of action the Executive has against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Bank or the Holding Company of these covenants.

Horizon’s obligation to pay any amounts otherwise payable to the Executive pursuant to this Agreement or any other agreement or arrangement shall immediately terminate in the event that the Executive breaches any of the provisions of Section 4. Notwithstanding the foregoing:

(a) the covenants of the Executive set forth in Section 4 shall continue in full force and effect and be binding upon the Executive;

(b) The Bank and the Holding Company shall each be entitled to the remedies specified in Section 6; and

(c) The Bank and the Holding Company shall each be entitled to its damages, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) resulting from or relating to the Executive’s breach of any of the provisions of Section 4.

6. Remedies. The Executive agrees that Horizon shall suffer irreparable damage and injury and shall not have an adequate remedy at law in the event of any actual, threatened or attempted breach by the Executive of any provision of Section 4. Accordingly, in the event of a breach or a threatened or attempted breach by the Executive of any provision of Section 4, in addition to all other remedies to which Horizon is entitled at law, in equity or otherwise, it may be entitled to a temporary restraining order and a permanent injunction or a decree of specific performance of any provision of Section 4. The foregoing remedies shall not be deemed to be the exclusive rights or remedies of Horizon for any breach of or noncompliance with this Agreement by the Executive but shall be in addition to all other rights and remedies available to it at law, in equity or otherwise.

7. Severability. In case any one or more of the provisions (or any portion thereof) contained herein will, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions (or portion thereof) had never been contained herein. If any provision of this Agreement shall be determined by a court of competent jurisdiction to be unenforceable because of the provision’s scope, duration or other factor, then such provision shall be considered divisible and the court making such determination shall have the power to reduce or limit (but not increase or make greater) such scope, duration or other factor or to reform (but not increase or make greater) such provision to make it enforceable to the maximum extent permitted by law, and such provision shall then be enforceable against the appropriate party hereto in its reformed, reduced or limited form; provided, however, that a provision shall be enforceable in its reformed, reduced or limited form only in the particular jurisdiction in which a court of competent jurisdiction makes such determination.

8. Effect of Headings. The descriptive headings of the Sections and, where applicable, subsections, of this Agreement are inserted for convenience and identification only and do not constitute a part of this Agreement for purposes of interpretation.

9. Controlling Laws. Except to the extent superseded by the laws of the United States, the laws of the State of Indiana, without reference to the choice of law principles thereof, shall be controlling in all matters relating to this Agreement.

10. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which collectively shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the day and year first above written.

HORIZON BANK, N.A.	HORIZON BANCORP

By:	By:
Craig M. Dwight,	Craig M. Dwight,
Chairman and Chief Executive Officer	Chairman and Chief Executive Officer

EXECUTIVE

Maurice F. Winkler, III

EXHIBIT 5.15(B)

NON-COMPETITION, NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT

This Non-Competition, Non-Solicitation and Non-Disclosure Agreement (the “Agreement”), is made this 18th day of February, 2015, by and among Steven H. Caryer (the “Executive”), Horizon Bancorp (the “Holding Company”) and Horizon Bank, N.A. (the “Bank”). The Holding Company, the Bank and their affiliated entities are collectively referred to herein as “Horizon.”

WITNESSETH:

WHEREAS, Executive previously served as the Chief Financial Officer of Peoples Federal Savings Bank of DeKalb County or one or more of its affiliates (“Peoples Bank”), including Peoples Bancorp (“Peoples”). Peoples and Peoples Bank are collectively referred to herein as the “Peoples Entities;” and

WHEREAS, Peoples and the Holding Company have entered into an Agreement and Plan of Merger whereby Peoples will merge with and into the Holding Company (the “Merger”). The combined entities, operations and assets of Horizon and the Peoples Entities after the Merger are referred to herein as the “Company;” and

WHEREAS, the Peoples Entities and the Executive are parties to that certain Employment Agreement dated December 17, 2013 (the “Employment Agreement”); and

WHEREAS, in connection with the Merger, the Peoples Entities and the Executive will agree in writing to terminate the Employment Agreement in exchange for a payment (the “Change in Control Payment”) to be made to the Executive in a lump sum at the effective time of the Merger; and

WHEREAS, the Executive will be an employee of the Bank for a period of time after the Merger, and may receive certain other payments or benefits as a result of the Merger; and

WHEREAS, as a condition to its agreement to execute and deliver the Agreement and Plan of Merger to Peoples and the continued employment of the Executive, Horizon has requested that the Executive agree to certain restrictions, covenants and agreements, as set forth in this Agreement in order to protect the Company’s business interests and goodwill, as well as its confidential and proprietary information; and

WHEREAS, the Executive, in consideration of the benefits of the Merger to the Executive, including but not limited to the Executive’s receipt of the Change in Control Payment and the continued employment of the Executive, has agreed to execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, agreements and obligations contained herein, and subject to and effective only upon the consummation of the Merger, and for other good and valuable consideration, the receipt, legal adequacy and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.     Contingency. This Agreement shall be contingent on the consummation of the Merger. If the Merger is not consummated for any reason, this Agreement will be null and void as of the date of the public announcement of the cancellation of the intent to consummate the Merger.

2.	Definitions.

(a) Confidential Information. For purposes of this Agreement, the term “Confidential Information” means any and all:

(i) materials, records, data, documents, lists, writings and information (whether in writing, printed, verbal, electronic, computerized, on disk or otherwise) (A) relating or referring in any manner to the business, operations, affairs, financial condition, results of operation, cash flow, assets, liabilities, sales, revenues, income, estimates, projections, policies, strategies, techniques, methods, products, developments, suppliers, relationships and/or customers of the Company that are confidential, proprietary or not otherwise publicly available, in any event not without a breach of this Agreement, or (B) that the Company has deemed confidential, proprietary or nonpublic information of the Company;

(ii) trade secrets of the Company, as defined in the Michigan Compiled Laws §445.1902, as amended, or Title 24, Article 2, Chapter 3, Section 2 of the Indiana Code (IC-24-2-3-2), as amended, or any successor statutes; and

(iii) any and all copies, summaries, analyses and extracts which relate or refer to or reflect any of the items set forth in (i) or (ii) above. The Executive agrees that all Confidential Information is confidential and is and at all times shall remain the property of Horizon.

3.	Access to and Return of Confidential Information

(a) The Executive understands, acknowledges and agrees that during the course of his employment with the Company he has gained or will gain information regarding, knowledge of and familiarity with the Confidential Information of the Company and that if the Confidential Information was disclosed by the Executive, Horizon would suffer irreparable damage and harm. The Executive understands, acknowledges and agrees that the Confidential Information derives substantial economic value from, among other reasons, not being known or readily ascertainable by proper means by others who could obtain economic value therefrom upon disclosure. The Executive acknowledges and agrees that Horizon uses reasonable means to maintain the secrecy and confidentiality of the Confidential Information.

(b) The Executive covenants and agrees:

(i) to keep all Confidential Information subject to Horizon’s custody and control and to promptly return to the Bank all Confidential Information that is still in the Executive’s possession or control at the termination of the Executive’s employment with Horizon; and

(ii) promptly upon termination of the Executive’s employment with Horizon, to return to the Bank, at the Bank’s principal office, all vehicles, equipment, computers, credit cards and other property of the Company and to cease using any of the foregoing.

4.	Restrictive Covenants.

(a) Non-Competition. During Executive’s employment with Horizon and for a period of twenty-four (24) months thereafter, Executive shall not in or from the area encompassing a 10-mile radius from Waterloo, Indiana directly or indirectly own, manage, finance, operate, control or participate in ownership, management, or operation of, act as an agent, consultant, or be employed in a competitive capacity with, any business engaged in the development, production, marketing, sale or servicing of any service or product (i) with which Executive was involved during his last year of employment with the Company, or (ii) which the Company was developing, producing, marketing, selling or servicing (or plans to develop, produce, market, sale or service). In the event the foregoing geographic area is deemed overly broad or unenforceable under applicable law, the restricted area shall be the geographic area in which Executive has been performing services, or for which Executive has been assigned responsibility, at any time within one (1) year preceding the date of the termination of his employment.

(b) Non-Solicitation. During Executive’s employment with Horizon and for twenty-four (24) months thereafter, Executive will not, in a competitive capacity, on behalf of any person or entity other than the Bank, directly or indirectly:

(i) solicit, divert (or attempt to solicit or divert) or accept business from any customer of the Bank;

(ii) solicit, divert (or attempt to solicit or divert) or accept business from any customer of the Bank with whom Executive has had contact (either directly or indirectly) or over which Executive has had responsibility at any time in the one (1) year preceding the date of the termination of his employment, or about whom Executive has obtained confidential or proprietary information;

(iii) solicit, divert (or attempt to solicit or divert) or accept business from any identified prospective customer of the Bank; or

(iv) solicit, divert (or attempt to solicit or divert) or accept business from any identified prospective customer of the Bank with whom Executive had contact (either directly or indirectly) or over which Executive had responsibility at any time in the one (1) year preceding the date of the termination of his employment, or about whom Executive has obtained confidential or proprietary information.

Further, during Executive’s employment with Horizon and for twenty-four (24) months after the termination of his employment, Executive will not directly or indirectly encourage, solicit, induce, or attempt to encourage, solicit or induce any other employee, agent or representative of Horizon to leave his/her employment (or terminate his/her relationship) with Horizon (or devote less than full time efforts to Horizon’s business), and Executive will not directly or indirectly hire or attempt to hire, for any competitive or other position with any competitor or other business, any employee, agent or representative of Horizon who has been an employee, agent or representative of Horizon at any time within the preceding 180 days.

(c) Non-Disclosure. At all times during and after the termination of his employment, the Executive shall not (i) directly or indirectly disclose, provide or discuss any Confidential Information with or to any person other than those directors, officers, employees, representatives and agents of Horizon who need to know such Confidential Information for a proper corporate purpose, and (ii) directly or indirectly use any Confidential Information (A) to compete against Horizon, or (B) for the Executive’s own benefit or for the benefit of any person or entity other than Horizon.

5. Periods of Noncompliance and Reasonableness of Periods. The restrictions and covenants contained in Section 4 shall be deemed not to run during all periods of noncompliance, the intention of the parties hereto being to have such restrictions and covenants apply during the term of this Agreement and for the full periods specified in Section 4. The parties hereto understand, acknowledge and agree that the restrictions and covenants contained in Section 4 are reasonable in view of the nature of the business in which the Company is engaged, the Executive’s position with the Company and the Executive’s advantageous knowledge of and familiarity with the business, operations, affairs, employees, and customers of the Company.

The restrictions and covenants contained in Section 4 are essential terms and conditions to Horizon entering into this Agreement, and shall be construed as independent of any other provision in this Agreement. The existence of any claim or cause of action the Executive has against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Bank or the Holding Company of these covenants.

Horizon’s obligation to pay any amounts otherwise payable to the Executive pursuant to this Agreement or any other agreement or arrangement shall immediately terminate in the event that the Executive breaches any of the provisions of Section 4. Notwithstanding the foregoing:

(a) the covenants of the Executive set forth in Section 4 shall continue in full force and effect and be binding upon the Executive;

(b) The Bank and the Holding Company shall each be entitled to the remedies specified in Section 6; and

(c) The Bank and the Holding Company shall each be entitled to its damages, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) resulting from or relating to the Executive’s breach of any of the provisions of Section 4.

6. Remedies. The Executive agrees that Horizon shall suffer irreparable damage and injury and shall not have an adequate remedy at law in the event of any actual, threatened or attempted breach by the Executive of any provision of Section 4. Accordingly, in the event of a breach or a threatened or attempted breach by the Executive of any provision of Section 4, in addition to all other remedies to which Horizon is entitled at law, in equity or otherwise, it may be entitled to a temporary restraining order and a permanent injunction or a decree of specific performance of any provision of Section 4. The foregoing remedies shall not be deemed to be the exclusive rights or remedies of Horizon for any breach of or noncompliance with this Agreement by the Executive but shall be in addition to all other rights and remedies available to it at law, in equity or otherwise.

7. Severability. In case any one or more of the provisions (or any portion thereof) contained herein will, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions (or portion thereof) had never been contained herein. If any provision of this Agreement shall be determined by a court of competent jurisdiction to be unenforceable because of the provision’s scope, duration or other factor, then such provision shall be considered divisible and the court making such determination shall have the power to reduce or limit (but not increase or make greater) such scope, duration or other factor or to reform (but not increase or make greater) such provision to make it enforceable to the maximum extent permitted by law, and such provision shall then be enforceable against the appropriate party hereto in its reformed, reduced or limited form; provided, however, that a provision shall be enforceable in its reformed, reduced or limited form only in the particular jurisdiction in which a court of competent jurisdiction makes such determination.

8. Effect of Headings. The descriptive headings of the Sections and, where applicable, subsections, of this Agreement are inserted for convenience and identification only and do not constitute a part of this Agreement for purposes of interpretation.

9. Controlling Laws. Except to the extent superseded by the laws of the United States, the laws of the State of Indiana, without reference to the choice of law principles thereof, shall be controlling in all matters relating to this Agreement.

10. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which collectively shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the day and year first above written.

HORIZON BANK, N.A.	HORIZON BANCORP

By:	By:
Craig M. Dwight,	Craig M. Dwight,
Chairman and Chief Executive Officer	Chairman and Chief Executive Officer

EXECUTIVE

Steven H. Caryer

EXHIBIT 5.23(A)

MUTUAL TERMINATION OF EMPLOYMENT AGREEMENT

This Mutual Termination of Employment Agreement (“Agreement”) is entered into on this             day of             , 2015, but effective as of the Effective Time (as defined herein), by and among Peoples Bancorp (“Peoples”), Peoples Federal Savings Bank of DeKalb County (“Peoples Bank”), and Maurice F. Winkler, III, the current President and Chief Executive Officer of Peoples Bank (the “Executive”) (hereinafter collectively referred to as the “Parties”). Horizon Bancorp (“Horizon”), a bank holding company under the Bank Holding Company Act of 1956, as amended, and Horizon Bank, National Association (“Horizon Bank”), a wholly-owned national banking association subsidiary of Horizon, are Parties for the limited purposes described herein.

RECITALS

WHEREAS, Peoples, Peoples Bank and the Executive entered into a certain Employment Agreement, dated as of December 17, 2013 (the “Employment Agreement”); and

WHEREAS, pursuant to that certain Agreement and Plan of Merger dated February 18, 2015, by and between Peoples and Horizon (the “Merger Agreement”), Peoples shall be merged with and into Horizon (the “Merger”) effective as of the date and time as provided in the Merger Agreement (the “Effective Time”); and

WHEREAS, pursuant to the Merger Agreement, as a condition precedent to the Merger, Horizon has consented to the termination of the Employment Agreement; and

WHEREAS, in light of the Merger, the Parties desire to mutually terminate the Employment Agreement; and

WHEREAS, Horizon Bank has agreed to employ the Executive, and the Executive has agreed to be employed by Horizon Bank as an employee-at-will of Horizon Bank as of the Effective Time;

NOW, THEREFORE, in consideration of the mutual promises herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

TERMS AND CONDITIONS

1. Termination of Employment Agreement. The Parties hereby agree that the Employment Agreement shall terminate and the Executive’s employment with Peoples shall cease, and all of the Executive’s rights to compensation, payments and/or benefits under the Employment Agreement or with respect to the Executive’s employment with Peoples or Peoples Bank shall cease (except: (i) any vested benefits to which the Executive is entitled under any tax-qualified retirement plan sponsored by Peoples or Peoples Bank that is designed to satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”); (ii) any accrued, but unpaid salary and/or vacation; or (iii) under Section 2 of this Agreement), effective as of the Effective Time. Notwithstanding the foregoing, the Executive hereby acknowledges and agrees that the Amount (as defined below) to be paid to the

Executive hereunder is in lieu of any severance benefits that would otherwise be available to the Executive under any severance pay policy or practice of Peoples Bank or its subsidiaries or affiliates, or Horizon Bank or its subsidiaries or affiliates, in the event that the Executive’s employment with either Peoples, Peoples Bank, Horizon or Horizon Bank, or any of their subsidiaries or affiliates, terminates for any reason.

2. Consideration.

(a) Subject to Section 4, as consideration for the Executive to enter into this Agreement and its attachments, appendices and exhibits, to terminate the Employment Agreement with Peoples, Peoples or Peoples Bank shall pay to the Executive an amount equal to $            (the “Amount”), less any withholdings for applicable taxes required by law. Subject to the foregoing, Peoples or Peoples Bank shall pay the Amount to the Executive in a lump sum on the Effective Time.

(b) The Executive hereby acknowledges and agrees that: (i) the Amount is a sum which is equivalent to the sum to which the Executive would otherwise be entitled under Paragraph 9(b) of the Employment Agreement in the event of a qualifying termination of the Executive’s employment after a Change of Control; and, (ii) except as provided in this Agreement, the Executive is not entitled to receive any further compensation, payments and/or employee benefits under the Employment Agreement or pursuant to the Executive’s relationship with Peoples or Peoples Bank.

3. Governing Law, Jurisdiction, Venue and Waiver of Jury Trial. To the extent subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), this Agreement will be administered to comply with the provisions thereof and the regulations thereunder. To the extent not inconsistent with the previous sentence, this Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, without reference to the choice of law principles or rules thereof. The Parties hereto irrevocably consent to the jurisdiction and venue of the state court for the State of Indiana located in Indianapolis, Indiana, or the Federal District Court for the Northern District of Indiana, Indianapolis Division, located in Marion County, Indiana, and agree that all actions, proceedings, litigation, disputes, or claims relating to or arising out of this Agreement shall be brought and tried only in such courts. Notwithstanding the foregoing Peoples or Peoples Bank, or the successors of each, reserve the right to pursue injunctive relief in any state or federal court of proper jurisdiction and venue. EACH OF THE PARTIES WAIVES ANY RIGHTS THAT IT MAY HAVE TO BRING A CAUSE OF ACTION IN ANY COURT OR IN ANY PROCEEDING INVOLVING A JURY TO THE MAXIMUM EXTENT PERMITTED BY LAW.

4. Limitation of Benefit. Notwithstanding anything to the contrary in this Agreement, if there are payments to the Executive which constitute “parachute payments,” as defined in Section 280G of the Code, then the payments made to the Executive shall be limited to One Dollar ($1.00) less than the amount which would cause the payments to the Executive (including payments to the Executive which are not included in this Agreement) to be subject to the excise tax imposed by Section 4999 of the Code. The calculations shall be done by an outside party in accordance with the Merger Agreement.

5. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of Peoples and Peoples Bank and their respective successors and assigns. This Agreement may be assigned, without the prior consent of the Executive to a successor of Peoples or Peoples Bank (and the Executive hereby consents to the assignment of the covenants under this Agreement to a purchaser of all or substantially all of the stock of Peoples or Peoples Bank, by merger or otherwise) and, upon the Executive’s death, this Agreement shall terminate except to the extent any payments remain due Executive in which case the payments shall inure to the benefit of and be enforceable by the Executive’s executors, administrators, representatives, heirs, distributees, devisees, and legatees and all amounts payable hereunder shall be paid to such persons or the estate of the Executive.

6. Entire Agreement. This Agreement, including all attachments, appendices and exhibits hereto, comprises the entire agreement between the Parties with respect to the subject matter hereof and supersedes all earlier agreements (whether oral or written) relating to the subject matter hereof.

7. Waiver; Amendment. No provision or obligation of this Agreement may be waived or discharged unless such waiver or discharge is agreed to in writing and signed by the parties to be bound. The waiver by any Party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder. Except as expressly provided otherwise herein, this Agreement may be amended, modified or supplemented only by a written agreement executed by parties to be bound thereto.

8. Severability. All provisions of this Agreement are severable from one another, and the unenforceability or invalidity of any provision of this Agreement shall not affect the validity or enforceability of the remaining provisions of this Agreement; provided, however, that should any judicial body interpreting this Agreement deem any provision to be unreasonably broad in time, territory, scope or otherwise, the parties intend for the judicial body, to the greatest extent possible, to reduce the breadth of the provision to the maximum legally allowable parameters rather than deeming such provision totally unenforceable or invalid.

9. Further Assurances. Each of the Parties hereto shall do, execute, acknowledge, and deliver or cause to be done, executed, acknowledged and delivered at any time and from time to time upon the request of any other Parties hereto, all such further acts, documents and instruments as may be reasonably required to effect any of the transactions contemplated by this Agreement.

10. Notice. Any notice, request, instruction, or other document to be given hereunder to any party shall be in writing and delivered by hand, registered or certified United States mail, return receipt requested, or other form of receipted delivery, with all expenses of delivery prepaid, as follows:

If to the Executive:	If to Peoples or Peoples Bank:
Attn: President and CEO
2506 CR 47	212 W. 7th Street
Waterloo, Indiana 46706	Auburn, Indiana 46706

or to such other address as either party hereto may have furnished to the other in writing in accordance with the preceding.

11. Headings. The headings in this Agreement have been inserted solely for ease of reference and shall not be considered in the interpretation, construction, or enforcement of this Agreement.

12. Release. For and in consideration of the foregoing covenants and promises made by Peoples and Peoples Bank, and the performance of such covenants and promises, the sufficiency of which is hereby acknowledged, the Executive agrees to release Peoples and Peoples Bank and all other persons named in the Release from any and all causes of action that the Executive has or may have against them before the effective date of the Release, other than a breach of this Agreement. The Executive shall execute a separate Release of All Claims substantially in the form attached hereto as Appendix A. THE EXECUTIVE’S RIGHT TO BENEFITS HEREUNDER SHALL BE CONTINGENT ON THE SIGNING, FILING AND NOT REVOKING THE RELEASE OF ALL CLAIMS WITHIN THE PERIODS REQUIRED BY LAW AND AS PROVIDED IN THE RELEASE OF ALL CLAIMS.

13. Review and Consultation. The Parties hereby acknowledge and agree that each (a) has read this Agreement in its entirety prior to executing it, (b) understands the provisions and effects of this Agreement, (c) has consulted with such attorneys, accountants, and financial and other advisors as it or she has deemed appropriate in connection with their respective execution of this Agreement, and (d) has executed this Agreement voluntarily. THE EXECUTIVE HEREBY UNDERSTANDS, ACKNOWLEDGES, AND AGREES THAT THIS AGREEMENT HAS BEEN PREPARED BY COUNSEL FOR PEOPLES AND PEOPLES BANK AND THAT THE EXECUTIVE HAS NOT RECEIVED ANY ADVICE, COUNSEL, OR RECOMMENDATION WITH RESPECT TO THIS AGREEMENT FROM PEOPLES OR PEOPLES BANK OR THEIR COUNSEL.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Mutual Termination of Employment Agreement as of the day and year first above written.

EXECUTIVE

Maurice F. Winkler, III

Peoples Bancorp	Peoples Federal Savings Bank of DeKalb County

By:	By:

Its:	Its:

For the limited purpose of acknowledging its consent, pursuant to the Merger Agreement, to Peoples and Peoples Bank entering into this Agreement:

Horizon Bancorp	Horizon Bank, National Association

By:	By:

Its:	Its:

[Signature Page for Mutual Termination of Employment Agreement]

APPENDIX A

RELEASE OF ALL CLAIMS

FOR VALUABLE CONSIDERATION, including the payment to the Executive of certain severance benefits, the Executive hereby makes this Release of All Claims (“Release”) in favor of Peoples Bancorp, Peoples Federal Savings Bank of DeKalb County, and their successors and assigns (including all subsidiaries and affiliates) (collectively the “Released Parties”) and its agents as set forth herein.

1. The Executive releases, waives and discharges the Released Parties and their agents (as defined below) from all claims, whether known or unknown, arising out of the Executive’s employment relationship with the Released Parties, the termination of that relationship, and all other events, incidents, or actions occurring before the date on which this Release is signed; provided, however, this Release shall not apply to any claim based on the Released Parties’ breach of Sections 1 or 2 of the Mutual Termination of Employment Agreement. Claims released herein include, but are not limited to, discrimination claims based on age, race, sex, religion, national origin, disability, veteran status, or any other employment claim, including claims arising under The Civil Rights Act of 1866, 42 U.S.C. § 1981; Title VII of the Civil Rights Act of 1964; the Americans with Disabilities Act; the Age Discrimination in Employment Act of 1967; the Federal Rehabilitation Act of 1973; the Older Workers’ Benefits Protection Act; the Employee Retirement Income Security Act of 1974; the Fair Labor Standards Act; the Family and Medical Leave Act (to the extent that FMLA claims may be released under governing law), the Indiana Civil Rights Act, the Indiana Wage Payment and Wage Claims Acts, any Federal or State wage and hour laws and all other similar Federal or State statutes; and any and all tort or contract claims, including, but not limited to, breach of contract, breach of good faith and fair dealing, infliction of emotional distress, defamation, or wrongful termination or discharge.

2. The Executive further acknowledges that the Released Parties have advised the Executive to consult with an attorney of the Executive’s own choosing and that the Executive has had ample time and adequate opportunity to thoroughly discuss all aspects of this Release with legal counsel prior to executing this Release.

3. The Executive agrees that the Executive is signing this Release of Executives own free will and is not signing under duress.

4. In the event the Executive is 40 years of age or older, the Executive acknowledges that the Executive has been given a period of 21 days to review and consider a draft of this Release in substantially the form of the copy now being executed and has carefully considered the terms of this Release. The Executive understands that the Executive may use as much or all of the 21-day period as the Executive wishes prior to signing, and the Executive has done so.

5. In the event the Executive is 40 years of age or older, the Executive has been advised and understands that the Executive may revoke this Release within seven days after acceptance. ANY REVOCATION MUST BE IN WRITING AND HAND-DELIVERED TO:

Peoples Bancorp

212 West 7th Street

Auburn, Indiana 46706

Attn: CEO and Chairman

NO LATER THAN BY CLOSE OF BUSINESS ON THE SEVENTH DAY FOLLOWING THE DATE OF EXECUTION OF THIS RELEASE.

6. The “Released Parties and their agents,” as used in this Release, means each of the Released Parties, their subsidiaries, affiliated or related corporations or associations, their predecessors, successors, and assigns, and the directors, officers, managers, supervisors, employees, representatives, servants, agents, and attorneys of the entities above described, and all persons acting through, under or in concert with any of them.

7. The Executive agrees to refrain from making any disparaging remarks concerning the Released Parties or their agents. The Released Parties agree to refrain from providing any information to third parties other than confirming dates of employment and job title, unless the Executive gives the Released Parties written authorization to release other information or as otherwise required by law. With respect to the Released Parties, this restriction pertains only to official communications made by the Released Parties’ directors and/or officers and not to unauthorized communications by the Released Parties’ employees or agents. This restriction will not bar the Released Parties from disclosing the Release as a defense or bar to any claim made by the Executive in derogation of this Release.

PLEASE READ CAREFULLY BEFORE SIGNING. EXCEPT AS EXPRESSLY PROVIDED IN PARAGRAPH 1 ABOVE, THIS RELEASE CONTAINS A RELEASE AND DISCHARGE OF ALL KNOWN AND UNKNOWN CLAIMS AGAINST THE RELEASED PARTIES AND THEIR AGENTS EXCEPT THOSE RELATING TO THE ENFORCEMENT OF THIS RELEASE OR THOSE ARISING AFTER THE EFFECTIVE DATE OF THIS RELEASE.

Name	Date

EXHIBIT 5.23(B)

MUTUAL TERMINATION OF EMPLOYMENT AGREEMENT

This Mutual Termination of Employment Agreement (“Agreement”) is entered into on this             day of             , 2015, but effective as of the Effective Time (as defined herein), by and among Peoples Bancorp (“Peoples”), Peoples Federal Savings Bank of DeKalb County (“Peoples Bank”), and Steven H. Caryer, the current Chief Financial Officer of Peoples Bank (the “Executive”) (hereinafter collectively referred to as the “Parties”). Horizon Bancorp (“Horizon”), a bank holding company under the Bank Holding Company Act of 1956, as amended, and Horizon Bank, National Association (“Horizon Bank”), a wholly-owned national banking association subsidiary of Horizon, are Parties for the limited purposes described herein.

RECITALS

WHEREAS, Peoples, Peoples Bank and the Executive entered into a certain Employment Agreement, dated as of December 17, 2013 (the “Employment Agreement”); and

WHEREAS, pursuant to that certain Agreement and Plan of Merger dated February 18, 2015, by and between Peoples and Horizon (the “Merger Agreement”), Peoples shall be merged with and into Horizon (the “Merger”) effective as of the date and time as provided in the Merger Agreement (the “Effective Time”); and

WHEREAS, pursuant to the Merger Agreement, as a condition precedent to the Merger, Horizon has consented to the termination of the Employment Agreement; and

WHEREAS, in light of the Merger, the Parties desire to mutually terminate the Employment Agreement; and

WHEREAS, Horizon Bank has agreed to employ the Executive, and Executive has agreed to be employed by Horizon Bank as an employee-at-will of Horizon Bank as of the Effective Time;

NOW, THEREFORE, in consideration of the mutual promises herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

TERMS AND CONDITIONS

1. Termination of Employment Agreement. The Parties hereby agree that the Employment Agreement shall terminate and the Executive’s employment with Peoples shall cease, and all of the Executive’s rights to compensation, payments and/or benefits under the Employment Agreement or with respect to the Executive’s employment with Peoples or Peoples Bank shall cease (except: (i) any vested benefits to which the Executive is entitled under any tax-qualified retirement plan sponsored by Peoples or Peoples Bank that is designed to satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”); (ii) any accrued, but unpaid salary and/or vacation; or (iii) under Section 2 of this Agreement), effective as of the Effective Time. Notwithstanding the foregoing, the Executive hereby acknowledges and agrees that the Amount (as defined below) to be paid to the

Executive hereunder is in lieu of any severance benefits that would otherwise be available to the Executive under any severance pay policy or practice of Peoples Bank or its subsidiaries or affiliates, or Horizon Bank or its subsidiaries or affiliates, in the event that the Executive’s employment with either Peoples, Peoples Bank, Horizon or Horizon Bank, or any of their subsidiaries or affiliates, terminates for any reason.

2. Consideration.

(a) Subject to Section 4, as consideration for the Executive to enter into this Agreement and its attachments, appendices and exhibits, to terminate the Employment Agreement with Peoples, Peoples or Peoples Bank shall pay to the Executive an amount equal to $                    (the “Amount”), less any withholdings for applicable taxes required by law. Subject to the foregoing, Peoples or Peoples Bank, shall pay the Amount to the Executive in a lump sum on the Effective Time.

(b) The Executive hereby acknowledges and agrees that: (i) the Amount is a sum which is equivalent to the sum to which the Executive would otherwise be entitled under Paragraph 9 of the Employment Agreement in the event of a qualifying termination of the Executive’s employment after a Change of Control; and, (ii) except as provided in this Agreement, the Executive is not entitled to receive any further compensation, payments and/or employee benefits under the Employment Agreement or pursuant to the Executive’s employment relationship with Peoples and Peoples Bank.

3. Governing Law, Jurisdiction, Venue and Waiver of Jury Trial. To the extent subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), this Agreement will be administered to comply with the provisions thereof and the regulations thereunder. To the extent not inconsistent with the previous sentence, this Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, without reference to the choice of law principles or rules thereof. The Parties hereto irrevocably consent to the jurisdiction and venue of the state court for the State of Indiana located in Indianapolis, Indiana, or the Federal District Court for the Northern District of Indiana, Indianapolis Division, located in Marion County, Indiana, and agree that all actions, proceedings, litigation, disputes, or claims relating to or arising out of this Agreement shall be brought and tried only in such courts. Notwithstanding the foregoing Peoples or Peoples Bank, or the successors of each, reserve the right to pursue injunctive relief in any state or federal court of proper jurisdiction and venue. EACH OF THE PARTIES WAIVES ANY RIGHTS THAT IT MAY HAVE TO BRING A CAUSE OF ACTION IN ANY COURT OR IN ANY PROCEEDING INVOLVING A JURY TO THE MAXIMUM EXTENT PERMITTED BY LAW.

4. Limitation of Benefit. Notwithstanding anything to the contrary in this Agreement, if there are payments to the Executive which constitute “parachute payments,” as defined in Section 280G of the Code, then the payments made to the Executive shall be limited to One Dollar ($1.00) less than the amount which would cause the payments to the Executive (including payments to the Executive which are not included in this Agreement) to be subject to the excise tax imposed by Section 4999 of the Code. The calculations shall be done by an outside party in accordance with the Merger Agreement.

5. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of Peoples and Peoples Bank and their respective successors and assigns. This Agreement may be assigned, without the prior consent of the Executive to a successor of Peoples or Peoples Bank (and the Executive hereby consents to the assignment of the covenants under this Agreement to a purchaser of all or substantially all of the stock of Peoples or Peoples Bank, by merger or otherwise) and, upon the Executive’s death, this Agreement shall terminate except to the extent any payments remain due Executive in which case the payments shall inure to the benefit of and be enforceable by the Executive’s executors, administrators, representatives, heirs, distributees, devisees, and legatees and all amounts payable hereunder shall be paid to such persons or the estate of the Executive.

6. Entire Agreement. This Agreement, including all attachments, appendices and exhibits hereto, comprises the entire agreement between the Parties with respect to the subject matter hereof and supersedes all earlier agreements (whether oral or written) relating to the subject matter hereof.

7. Waiver; Amendment. No provision or obligation of this Agreement may be waived or discharged unless such waiver or discharge is agreed to in writing and signed by the parties to be bound. The waiver by any Party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder. Except as expressly provided otherwise herein, this Agreement may be amended, modified or supplemented only by a written agreement executed by parties to be bound thereto.

8. Severability. All provisions of this Agreement are severable from one another, and the unenforceability or invalidity of any provision of this Agreement shall not affect the validity or enforceability of the remaining provisions of this Agreement; provided, however, that should any judicial body interpreting this Agreement deem any provision to be unreasonably broad in time, territory, scope or otherwise, the parties intend for the judicial body, to the greatest extent possible, to reduce the breadth of the provision to the maximum legally allowable parameters rather than deeming such provision totally unenforceable or invalid.

9. Further Assurances. Each of the Parties hereto shall do, execute, acknowledge, and deliver or cause to be done, executed, acknowledged and delivered at any time and from time to time upon the request of any other Parties hereto, all such further acts, documents and instruments as may be reasonably required to effect any of the transactions contemplated by this Agreement.

10. Notice. Any notice, request, instruction, or other document to be given hereunder to any party shall be in writing and delivered by hand, registered or certified United States mail, return receipt requested, or other form of receipted delivery, with all expenses of delivery prepaid, as follows:

If to the Executive:	If to Peoples or Peoples Bank:
Attn: President and CEO
207 West Edgerton Street Hicksville, Ohio 43526	212 W. 7th Street Auburn, Indiana 46706

or to such other address as either party hereto may have furnished to the other in writing in accordance with the preceding.

11. Headings. The headings in this Agreement have been inserted solely for ease of reference and shall not be considered in the interpretation, construction, or enforcement of this Agreement.

12. Release. For and in consideration of the foregoing covenants and promises made by Peoples and Peoples Bank, and the performance of such covenants and promises, the sufficiency of which is hereby acknowledged, the Executive agrees to release Peoples and Peoples Bank and all other persons named in the Release from any and all causes of action that the Executive has or may have against them before the effective date of the Release, other than a breach of this Agreement. The Executive shall execute a separate Release of All Claims substantially in the form attached hereto as Appendix A. THE EXECUTIVE’S RIGHT TO BENEFITS HEREUNDER SHALL BE CONTINGENT ON THE SIGNING, FILING AND NOT REVOKING THE RELEASE OF ALL CLAIMS WITHIN THE PERIODS REQUIRED BY LAW AND AS PROVIDED IN THE RELEASE OF ALL CLAIMS.

13. Review and Consultation. The Parties hereby acknowledge and agree that each (a) has read this Agreement in its entirety prior to executing it, (b) understands the provisions and effects of this Agreement, (c) has consulted with such attorneys, accountants, and financial and other advisors as it or she has deemed appropriate in connection with their respective execution of this Agreement, and (d) has executed this Agreement voluntarily. THE EXECUTIVE HEREBY UNDERSTANDS, ACKNOWLEDGES, AND AGREES THAT THIS AGREEMENT HAS BEEN PREPARED BY COUNSEL FOR PEOPLES AND PEOPLES BANK, AND THAT THE EXECUTIVE HAS NOT RECEIVED ANY ADVICE, COUNSEL, OR RECOMMENDATION WITH RESPECT TO THIS AGREEMENT FROM PEOPLES OR PEOPLES BANK OR THEIR COUNSEL.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Mutual Termination of Employment Agreement as of the day and year first above written.

EXECUTIVE

Steven H. Caryer

Peoples Bancorp	Peoples Federal Savings Bank of DeKalb County

By:	By:

Its:	Its:

For the limited purpose of acknowledging its consent, pursuant to the Merger Agreement, to Peoples and Peoples Bank entering into this Agreement:

Horizon Bancorp	Horizon Bank, National Association

By:	By:

Its:	Its:

[Signature Page for Mutual Termination of Employment Agreement]

APPENDIX A

RELEASE OF ALL CLAIMS

FOR VALUABLE CONSIDERATION, including the payment to the Executive of certain severance benefits, the Executive hereby makes this Release of All Claims (“Release”) in favor of Peoples Bancorp, Peoples Federal Savings Bank of DeKalb County, and their successors and assigns (including all subsidiaries and affiliates) (collectively the “Released Parties”) and its agents as set forth herein.

1. The Executive releases, waives and discharges the Released Parties and their agents (as defined below) from all claims, whether known or unknown, arising out of the Executive’s employment relationship with the Released Parties, the termination of that relationship, and all other events, incidents, or actions occurring before the date on which this Release is signed; provided, however, this Release shall not apply to any claim based on the Released Parties’ breach of Sections 1 or 2 of the Mutual Termination of Employment Agreement. Claims released herein include, but are not limited to, discrimination claims based on age, race, sex, religion, national origin, disability, veteran status, or any other employment claim, including claims arising under The Civil Rights Act of 1866, 42 U.S.C. § 1981; Title VII of the Civil Rights Act of 1964; the Americans with Disabilities Act; the Age Discrimination in Employment Act of 1967; the Federal Rehabilitation Act of 1973; the Older Workers’ Benefits Protection Act; the Employee Retirement Income Security Act of 1974; the Fair Labor Standards Act; the Family and Medical Leave Act (to the extent that FMLA claims may be released under governing law), the Indiana Civil Rights Act, the Indiana Wage Payment and Wage Claims Acts, any Federal or State wage and hour laws and all other similar Federal or State statutes; and any and all tort or contract claims, including, but not limited to, breach of contract, breach of good faith and fair dealing, infliction of emotional distress, defamation, or wrongful termination or discharge.

2. The Executive further acknowledges that the Released Parties have advised the Executive to consult with an attorney of the Executive’s own choosing and that the Executive has had ample time and adequate opportunity to thoroughly discuss all aspects of this Release with legal counsel prior to executing this Release.

3. The Executive agrees that the Executive is signing this Release of Executives own free will and is not signing under duress.

4. In the event the Executive is 40 years of age or older, the Executive acknowledges that the Executive has been given a period of 21 days to review and consider a draft of this Release in substantially the form of the copy now being executed and has carefully considered the terms of this Release. The Executive understands that the Executive may use as much or all of the 21-day period as the Executive wishes prior to signing, and the Executive has done so.

5. In the event the Executive is 40 years of age or older, the Executive has been advised and understands that the Executive may revoke this Release within seven days after acceptance. ANY REVOCATION MUST BE IN WRITING AND HAND-DELIVERED TO:

Peoples Bancorp

212 West 7th Street

Auburn, Indiana 46706

Attn: CEO and Chairman

NO LATER THAN BY CLOSE OF BUSINESS ON THE SEVENTH DAY FOLLOWING THE DATE OF EXECUTION OF THIS RELEASE.

6. The “Released Parties and their agents,” as used in this Release, means each of the Released Parties, their subsidiaries, affiliated or related corporations or associations, their predecessors, successors, and assigns, and the directors, officers, managers, supervisors, employees, representatives, servants, agents, and attorneys of the entities above described, and all persons acting through, under or in concert with any of them.

7. The Executive agrees to refrain from making any disparaging remarks concerning the Released Parties or their agents. The Released Parties agree to refrain from providing any information to third parties other than confirming dates of employment and job title, unless the Executive gives the Released Parties written authorization to release other information or as otherwise required by law. With respect to the Released Parties, this restriction pertains only to official communications made by the Released Parties’ directors and/or officers and not to unauthorized communications by the Released Parties’ employees or agents. This restriction will not bar the Released Parties from disclosing the Release as a defense or bar to any claim made by the Executive in derogation of this Release.

PLEASE READ CAREFULLY BEFORE SIGNING. EXCEPT AS EXPRESSLY PROVIDED IN PARAGRAPH 1 ABOVE, THIS RELEASE CONTAINS A RELEASE AND DISCHARGE OF ALL KNOWN AND UNKNOWN CLAIMS AGAINST THE RELEASED PARTIES AND THEIR AGENTS EXCEPT THOSE RELATING TO THE ENFORCEMENT OF THIS RELEASE OR THOSE ARISING AFTER THE EFFECTIVE DATE OF THIS RELEASE.

Name	Date

EXHIBIT 5.23(C)

MUTUAL TERMINATION OF EMPLOYMENT AGREEMENT

This Mutual Termination of Employment Agreement (“Agreement”) is entered into on this             day of             , 2015, but effective as of the Effective Time (as defined herein), by and among Peoples Bancorp (“Peoples”), Peoples Federal Savings Bank of DeKalb County (“Peoples Bank”), and Jeffrey H. Gatton, the current Senior Vice President and Chief Operating Officer of Peoples (the “Executive”) (hereinafter collectively referred to as the “Parties”). Horizon Bancorp (“Horizon”), a bank holding company under the Bank Holding Company Act of 1956, as amended, and Horizon Bank, National Association (“Horizon Bank”), a wholly-owned national banking association subsidiary of Horizon, are Parties for the limited purposes described herein.

RECITALS

WHEREAS, Peoples, Peoples Bank and the Executive entered into a certain Employment Agreement, dated as of December 17, 2013 (the “Employment Agreement”); and

WHEREAS, pursuant to that certain Agreement and Plan of Merger dated February 18, 2015, by and between Peoples and Horizon (the “Merger Agreement”), Peoples shall be merged with and into Horizon (the “Merger”) effective as of the date and time as provided in the Merger Agreement (the “Effective Time”); and

WHEREAS, pursuant to the Merger Agreement, as a condition precedent to the Merger, Horizon has consented to the termination of the Employment Agreement; and

WHEREAS, in light of the Merger, the Parties desire to mutually terminate the Employment Agreement; and

WHEREAS, Horizon Bank has agreed to employ the Executive, and Executive has agreed to be employed by Horizon Bank as an employee-at-will of Horizon Bank as of the Effective Time;

NOW, THEREFORE, in consideration of the mutual promises herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

TERMS AND CONDITIONS

1. Termination of Employment Agreement. The Parties hereby agree that the Employment Agreement shall terminate and the Executive’s employment with Peoples shall cease, and all of the Executive’s rights to compensation, payments and/or benefits under the Employment Agreement or with respect to the Executive’s employment with Peoples or Peoples Bank shall cease (except: (i) any vested benefits to which the Executive is entitled under any tax-qualified retirement plan sponsored by Peoples or Peoples Bank that is designed to satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”); (ii) any accrued, but unpaid salary and/or vacation; or (iii) under Section 2 of this Agreement), effective as of the Effective Time. Notwithstanding the foregoing, the Executive hereby acknowledges and agrees that the Amount (as defined below) to be paid to the

Executive hereunder is in lieu of any severance benefits that would otherwise be available to the Executive under any severance pay policy or practice of Peoples Bank or its subsidiaries or affiliates, or Horizon Bank or its subsidiaries or affiliates, in the event that the Executive’s employment with either Peoples, Peoples Bank, Horizon or Horizon Bank, or any of their subsidiaries or affiliates, terminates for any reason.

2. Consideration.

(a) Subject to Section 4, as consideration for the Executive to enter into this Agreement and its attachments, appendices and exhibits, to terminate the Employment Agreement with Peoples, Peoples or Peoples Bank shall pay to the Executive an amount equal to $                    (the “Amount”), less any withholdings for applicable taxes required by law. Subject to the foregoing, Peoples or Peoples Bank, shall pay the Amount to the Executive in a lump sum on the Effective Time.

(b) The Executive hereby acknowledges and agrees that: (i) the Amount is a sum which is equivalent to the sum to which the Executive would otherwise be entitled under Paragraph 9 of the Employment Agreement in the event of a qualifying termination of the Executive’s employment after a Change of Control; and, (ii) except as provided in this Agreement, the Executive is not entitled to receive any further compensation, payments and/or employee benefits under the Employment Agreement or pursuant to the Executive’s employment relationship with Peoples and Peoples Bank.

3. Governing Law, Jurisdiction, Venue and Waiver of Jury Trial. To the extent subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), this Agreement will be administered to comply with the provisions thereof and the regulations thereunder. To the extent not inconsistent with the previous sentence, this Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, without reference to the choice of law principles or rules thereof. The Parties hereto irrevocably consent to the jurisdiction and venue of the state court for the State of Indiana located in Indianapolis, Indiana, or the Federal District Court for the Northern District of Indiana, Indianapolis Division, located in Marion County, Indiana, and agree that all actions, proceedings, litigation, disputes, or claims relating to or arising out of this Agreement shall be brought and tried only in such courts. Notwithstanding the foregoing Peoples or Peoples Bank, or the successors of each, reserve the right to pursue injunctive relief in any state or federal court of proper jurisdiction and venue. EACH OF THE PARTIES WAIVES ANY RIGHTS THAT IT MAY HAVE TO BRING A CAUSE OF ACTION IN ANY COURT OR IN ANY PROCEEDING INVOLVING A JURY TO THE MAXIMUM EXTENT PERMITTED BY LAW.

4. Limitation of Benefit. Notwithstanding anything to the contrary in this Agreement, if there are payments to the Executive which constitute “parachute payments,” as defined in Section 280G of the Code, then the payments made to the Executive shall be limited to One Dollar ($1.00) less than the amount which would cause the payments to the Executive (including payments to the Executive which are not included in this Agreement) to be subject to the excise tax imposed by Section 4999 of the Code. The calculations shall be done by an outside party in accordance with the Merger Agreement.

5. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of Peoples and Peoples Bank and their respective successors and assigns. This Agreement may be assigned, without the prior consent of the Executive to a successor of Peoples or Peoples Bank (and the Executive hereby consents to the assignment of the covenants under this Agreement to a purchaser of all or substantially all of the stock of Peoples or Peoples Bank, by merger or otherwise) and, upon the Executive’s death, this Agreement shall terminate except to the extent any payments remain due Executive in which case the payments shall inure to the benefit of and be enforceable by the Executive’s executors, administrators, representatives, heirs, distributees, devisees, and legatees and all amounts payable hereunder shall be paid to such persons or the estate of the Executive.

6. Entire Agreement. This Agreement, including all attachments, appendices and exhibits hereto, comprises the entire agreement between the Parties with respect to the subject matter hereof and supersedes all earlier agreements (whether oral or written) relating to the subject matter hereof.

7. Waiver; Amendment. No provision or obligation of this Agreement may be waived or discharged unless such waiver or discharge is agreed to in writing and signed by the parties to be bound. The waiver by any Party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder. Except as expressly provided otherwise herein, this Agreement may be amended, modified or supplemented only by a written agreement executed by parties to be bound thereto.

8. Severability. All provisions of this Agreement are severable from one another, and the unenforceability or invalidity of any provision of this Agreement shall not affect the validity or enforceability of the remaining provisions of this Agreement; provided, however, that should any judicial body interpreting this Agreement deem any provision to be unreasonably broad in time, territory, scope or otherwise, the parties intend for the judicial body, to the greatest extent possible, to reduce the breadth of the provision to the maximum legally allowable parameters rather than deeming such provision totally unenforceable or invalid.

9. Further Assurances. Each of the Parties hereto shall do, execute, acknowledge, and deliver or cause to be done, executed, acknowledged and delivered at any time and from time to time upon the request of any other Parties hereto, all such further acts, documents and instruments as may be reasonably required to effect any of the transactions contemplated by this Agreement.

10. Notice. Any notice, request, instruction, or other document to be given hereunder to any party shall be in writing and delivered by hand, registered or certified United States mail, return receipt requested, or other form of receipted delivery, with all expenses of delivery prepaid, as follows:

If to the Executive:	If to Peoples or Peoples Bank:

Attn: President and CEO
17070 Woodside Lane Three Rivers, Michigan 49093	212 W. 7th Street Auburn, Indiana 46706

or to such other address as either party hereto may have furnished to the other in writing in accordance with the preceding.

11. Headings. The headings in this Agreement have been inserted solely for ease of reference and shall not be considered in the interpretation, construction, or enforcement of this Agreement.

12. Release. For and in consideration of the foregoing covenants and promises made by Peoples and Peoples Bank, and the performance of such covenants and promises, the sufficiency of which is hereby acknowledged, the Executive agrees to release Peoples and Peoples Bank and all other persons named in the Release from any and all causes of action that the Executive has or may have against them before the effective date of the Release, other than a breach of this Agreement. The Executive shall execute a separate Release of All Claims substantially in the form attached hereto as Appendix A. THE EXECUTIVE’S RIGHT TO BENEFITS HEREUNDER SHALL BE CONTINGENT ON THE SIGNING, FILING AND NOT REVOKING THE RELEASE OF ALL CLAIMS WITHIN THE PERIODS REQUIRED BY LAW AND AS PROVIDED IN THE RELEASE OF ALL CLAIMS.

13. Review and Consultation. The Parties hereby acknowledge and agree that each (a) has read this Agreement in its entirety prior to executing it, (b) understands the provisions and effects of this Agreement, (c) has consulted with such attorneys, accountants, and financial and other advisors as it or she has deemed appropriate in connection with their respective execution of this Agreement, and (d) has executed this Agreement voluntarily. THE EXECUTIVE HEREBY UNDERSTANDS, ACKNOWLEDGES, AND AGREES THAT THIS AGREEMENT HAS BEEN PREPARED BY COUNSEL FOR PEOPLES AND PEOPLES BANK, AND THAT THE EXECUTIVE HAS NOT RECEIVED ANY ADVICE, COUNSEL, OR RECOMMENDATION WITH RESPECT TO THIS AGREEMENT FROM PEOPLES OR PEOPLES BANK OR THEIR COUNSEL.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Mutual Termination of Employment Agreement as of the day and year first above written.

EXECUTIVE

Jeffrey H. Gatton

Peoples Bancorp	Peoples Federal Savings Bank of DeKalb County

By:	By:

Its:	Its:

For the limited purpose of acknowledging its consent, pursuant to the Merger Agreement, to Peoples and Peoples Bank entering into this Agreement:

Horizon Bancorp	Horizon Bank, National Association

By:	By:

Its:	Its:

[Signature Page for Mutual Termination of Employment Agreement]

APPENDIX A

RELEASE OF ALL CLAIMS

FOR VALUABLE CONSIDERATION, including the payment to the Executive of certain severance benefits, the Executive hereby makes this Release of All Claims (“Release”) in favor of Peoples Bancorp, Peoples Federal Savings Bank of DeKalb County, and their successors and assigns (including all subsidiaries and affiliates) (collectively the “Released Parties”) and its agents as set forth herein.

1. The Executive releases, waives and discharges the Released Parties and their agents (as defined below) from all claims, whether known or unknown, arising out of the Executive’s employment relationship with the Released Parties, the termination of that relationship, and all other events, incidents, or actions occurring before the date on which this Release is signed; provided, however, this Release shall not apply to any claim based on the Released Parties’ breach of Sections 1 or 2 of the Mutual Termination of Employment Agreement. Claims released herein include, but are not limited to, discrimination claims based on age, race, sex, religion, national origin, disability, veteran status, or any other employment claim, including claims arising under The Civil Rights Act of 1866, 42 U.S.C. § 1981; Title VII of the Civil Rights Act of 1964; the Americans with Disabilities Act; the Age Discrimination in Employment Act of 1967; the Federal Rehabilitation Act of 1973; the Older Workers’ Benefits Protection Act; the Employee Retirement Income Security Act of 1974; the Fair Labor Standards Act; the Family and Medical Leave Act (to the extent that FMLA claims may be released under governing law), the Indiana Civil Rights Act, the Indiana Wage Payment and Wage Claims Acts, any Federal or State wage and hour laws and all other similar Federal or State statutes; and any and all tort or contract claims, including, but not limited to, breach of contract, breach of good faith and fair dealing, infliction of emotional distress, defamation, or wrongful termination or discharge.

2. The Executive further acknowledges that the Released Parties have advised the Executive to consult with an attorney of the Executive’s own choosing and that the Executive has had ample time and adequate opportunity to thoroughly discuss all aspects of this Release with legal counsel prior to executing this Release.

3. The Executive agrees that the Executive is signing this Release of Executives own free will and is not signing under duress.

4. In the event the Executive is 40 years of age or older, the Executive acknowledges that the Executive has been given a period of 21 days to review and consider a draft of this Release in substantially the form of the copy now being executed and has carefully considered the terms of this Release. The Executive understands that the Executive may use as much or all of the 21-day period as the Executive wishes prior to signing, and the Executive has done so.

5. In the event the Executive is 40 years of age or older, the Executive has been advised and understands that the Executive may revoke this Release within seven days after acceptance. ANY REVOCATION MUST BE IN WRITING AND HAND-DELIVERED TO:

Peoples Bancorp

212 West 7th Street

Auburn, Indiana 46706

Attn: CEO and Chairman

NO LATER THAN BY CLOSE OF BUSINESS ON THE SEVENTH DAY FOLLOWING THE DATE OF EXECUTION OF THIS RELEASE.

6. The “Released Parties and their agents,” as used in this Release, means each of the Released Parties, their subsidiaries, affiliated or related corporations or associations, their predecessors, successors, and assigns, and the directors, officers, managers, supervisors, employees, representatives, servants, agents, and attorneys of the entities above described, and all persons acting through, under or in concert with any of them.

7. The Executive agrees to refrain from making any disparaging remarks concerning the Released Parties or their agents. The Released Parties agree to refrain from providing any information to third parties other than confirming dates of employment and job title, unless the Executive gives the Released Parties written authorization to release other information or as otherwise required by law. With respect to the Released Parties, this restriction pertains only to official communications made by the Released Parties’ directors and/or officers and not to unauthorized communications by the Released Parties’ employees or agents. This restriction will not bar the Released Parties from disclosing the Release as a defense or bar to any claim made by the Executive in derogation of this Release.

PLEASE READ CAREFULLY BEFORE SIGNING. EXCEPT AS EXPRESSLY PROVIDED IN PARAGRAPH 1 ABOVE, THIS RELEASE CONTAINS A RELEASE AND DISCHARGE OF ALL KNOWN AND UNKNOWN CLAIMS AGAINST THE RELEASED PARTIES AND THEIR AGENTS EXCEPT THOSE RELATING TO THE ENFORCEMENT OF THIS RELEASE OR THOSE ARISING AFTER THE EFFECTIVE DATE OF THIS RELEASE.

Name	Date

EXHIBIT 7.01(P)

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into as of the             day of             , 2015 by and between Horizon Bank, N.A. (the “Bank”), a national banking association organized under the laws of the United States of America, Horizon Bancorp (the “Holding Company”) a corporation formed under the laws of the State of Indiana and a registered bank holding company (jointly referred to herein as the “Company”) and Jeffrey H. Gatton (the “Executive”), a resident of the State of Michigan.

W I T N E S S E T H:

WHEREAS, the Executive previously served as the Senior Vice President and Chief Operating Officer of People Federal Savings Bank of DeKalb County (“Peoples Bank”);

WHEREAS, Peoples Bank is a wholly-owned subsidiary of Peoples Bancorp (“Peoples”);

WHEREAS, Peoples and the Holding Company have entered into an Agreement and Plan of Merger whereby Peoples will merge with and into the Holding Company (the “Merger”);

WHEREAS, as a result of the Merger, the Executive will receive a lump sum payment (the “Change in Control Payment”) from Peoples or Peoples Bank pursuant to the terms of that certain Mutual Termination Agreement by and between the Executive and Peoples dated             , 2015;

WHEREAS, following the Merger, the Bank desires to employ the Executive as an employee-at-will to serve as Vice President and Regional Manager of the Bank for the region previously served by Peoples;

WHEREAS, as a condition to its agreement to execute and deliver the Agreement and Plan of Merger to Peoples and in consideration of the employment by the Bank, the Company, the Bank and the Executive have agreed to certain restrictions, covenants and agreements, as set forth in this Agreement;

WHEREAS, the Executive is willing to commit to the performance of such services for the Company upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, agreements and obligations contained herein, and subject to and effective only upon the consummation of the Merger, the employment of the Executive by the Bank pursuant to this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Bank and the Executive, each intending to be legally bound, hereby agree as follows:

Section 1.	Employment; Term.

(a) Employment. Unless terminated earlier as provided herein, the Bank hereby agrees to employ the Executive, and the Executive hereby agrees to be employed by the Bank, on a full-time, at-will basis in accordance with the provisions of this Agreement.

(b) Term. Unless terminated earlier as provided in Section 4 below, the term of the Executive’s employment with the Company hereunder will begin on the closing of the Merger and will end on the date which is one year following the closing of the Merger (the “Term”); provided, however, that on each annual anniversary of the closing of the Merger, the Executive’s term of employment will be extended for an additional one-year period beyond the then-effective expiration date (the initial term of this Agreement and all extensions thereof, if any, are hereinafter referred to individually and collectively as the “Term”).

Section 2.	Position; Duties; Responsibilities.

(a) Position. During the Term, the Executive will be Vice President and Regional Manager of the Bank and will perform such duties and responsibilities as may be assigned by the Bank’s Regional Market President (the “Market President”) for the region previously served by Peoples or his designee, including, but not limited to, leading and assisting the integration of the Peoples Bank into the Bank, organizing and implementing on-going training for branch personnel, responsibility for overall branch risk management, responsibility for branch sales management including sales training, all sales efforts and sales recognition programs, responsibility for recruitment and retention of branch staff, regional branch profitability, and balance sheet objectives for retail and mortgage loans and deposits.

(b) Duties and Responsibilities. During the Term, the Executive will devote substantially all business time, attention and energy, and reasonable best efforts, to the interests and business of the Bank, the Holding Company and their affiliates and subsidiaries (collectively “Affiliates”) and to the performance of the Executive’s duties and responsibilities on behalf of the Company and Affiliates. The Executive may use his discretion in fixing the hours and schedule of work consistent with the proper discharge of the Executive’s duties. The Executive, subject to the direction and control of the Market President or his designee, will have all power and authority commensurate with the Executive’s status and necessary to perform his duties hereunder. During the Term, the Executive will not serve on the board of directors of any for-profit organization without the prior consent of the Market President.

(c) Working Conditions. So long as the Executive is employed by the Bank pursuant to this Agreement, the Executive will be entitled to office space and working conditions consistent with his position as Vice President and Regional Manager of the Bank. The Company will provide the Executive with such assistance and working accommodations as are suitable to the character of his positions with the Company and as are adequate for the performance of the Executive’s duties.

Section 3.	Compensation and Employee Benefits.

(a) Base Salary. During the Term, for all services rendered to or on behalf of the Company by the Executive in all capacities pursuant to this Agreement or otherwise, the Company will pay to the Executive an annual base salary equal to $140,000.00 (the “Base Salary”). At approximately annual intervals, after the end of each fiscal year of the Bank during the Term, the Bank will review the Base Salary payable to the Executive and will, after such annual review, determine the Base Salary to be paid until the completion of the next annual review, but such new Base Salary will not be less than the Base Salary as of the date hereof. The Base Salary will be paid to the Executive in accordance with the Bank’s usual and customary payroll practices applicable to its employees generally.

(b) Incentive Compensation. During the Term, the Executive will be entitled to participate in all incentive compensation plans and programs in effect from time to time and generally available to Vice Presidents of the Bank, subject to the terms and conditions of such plans and programs.

(c) Group Term Insurance. During the Term, the Executive will be entitled to participate in the Bank’s group term life insurance plan, as in effect from time to time, at a minimum level of coverage equal to $200,000.00 (“Minimum Insurance Level”). The Bank will be responsible for all costs associated with the Executive’s Minimum Insurance Level, including a gross-up payment to the Executive for any taxable income associated with the Executive’s Minimum Insurance Level. If the Executive elects to participate in the group term life insurance plan, as in effect from time to time, in an amount in excess of the Minimum Insurance Level, the Executive shall be solely responsible for any costs associated with such additional amount of insurance.

(d) Employee Benefit Plans. During the Term, the Executive will be entitled to participate in all employee benefit plans and programs in effect from time to time and generally available to employees of the Bank, subject to the terms and conditions of such plans and programs; provided, however, in no event shall the Executive be entitled to any severance payment or benefit under any plan or program of the Holding Company or the Bank in connection with his termination of employment.

(e) Other Policies. All other matters relating to the employment of the Executive by the Bank not specifically addressed in this Agreement, or in the plans and programs referenced above (including, without limitation, vacation, sick and other paid time off), will be subject to the employee handbooks, rules, policies and procedures of the Company or Bank in effect from time to time.

(f) Taxes and Other Amounts. All taxes (other than the Bank’s portion of FICA taxes) on the Base Salary and other amounts payable to the Executive pursuant to this Agreement or any plan or program will be paid by the Executive. The Bank will be entitled to withhold from the Base Salary and all other amounts payable to the Executive pursuant to this Agreement or any plan or program (i) applicable withholding taxes, and (ii) such other amounts as may be authorized by the Executive in writing.

(g) Acknowledgment by the Executive. Notwithstanding anything herein to the contrary, the Executive hereby understands, acknowledges and agrees that the Bank or Holding Company may, each in its sole discretion, amend, modify, freeze, suspend or terminate any or all of the incentive compensation, stock option, employee benefit and other plans and programs referenced herein at any time and from time to time in the future as provided in such plans and programs. Provided, however, that any such amendment, modification, freezing, suspension or termination will not affect any of the Executive’s vested or accrued benefits under any such plans or programs.

Section 4.	Termination of Employment.

If the Executive’s employment with the Bank is terminated for any reason, the Executive’s compensation and benefits hereunder will terminate effective as of the date his employment terminates; provided, however, that Executive shall be entitled to receive payment for any accrued but unpaid Base Salary and any accrued but unused vacation and sick leave. After such termination, except as provided in Section 3(d) above, Executive will be eligible to receive only whatever benefits are payable as of the date of his termination under the terms of the benefit plans or programs, if any, in which Executive was participating. The last day of the Executive’s employment with the Company will be referred to herein as the “Date of Termination.”

Section 5.	Non-Disclosure; Return of Confidential Information and Other Property.

(a) Access to Confidential Information. The Executive understands, acknowledges and agrees that during the course of his employment with the Company he has gained or will gain information regarding, knowledge of and familiarity with the Confidential Information (as defined in subsection 5(c)) of the Company and any Affiliates and that if the Confidential Information was disclosed by the Executive, the Company or Affiliate would suffer irreparable damage and harm. The Executive understands, acknowledges and agrees that the Confidential Information derives substantial economic value from, among other reasons, not being known or readily ascertainable by proper means by others who could obtain economic value therefrom upon disclosure. The Executive acknowledges and agrees that the Company and all Affiliates use reasonable means to maintain the secrecy and confidentiality of the Confidential Information.

(b) Non-Disclosure. At all times while the Executive is employed by the Company or any Affiliate, and at all times thereafter, the Executive will not (i) directly or indirectly disclose, provide or discuss any Confidential Information (as defined in subsection 6(c)) with or to any Person other than those directors, officers, employees, representatives and agents of the Company and any Affiliates who need to know such Confidential Information for a proper corporate purpose, and (ii) directly or indirectly use any Confidential Information (A) to compete against the Company or any Affiliates, or (B) for the Executive’s own benefit or for the benefit of any Person other than the Company or any Affiliate.

(c) Confidential Information Defined. For purposes of this Agreement, the term “Confidential Information” means any and all:

(i)	materials, records, data, documents, lists, writings and information (whether in writing, printed, verbal, electronic, computerized, on disk or otherwise) (A) relating or referring in any manner to the business, operations, affairs, financial condition, results of operation, cash flow, assets, liabilities, sales, revenues, income, estimates, projections, policies, strategies, techniques, methods, products, developments, suppliers, relationships and/or customers of the Company or any Affiliate that are confidential, proprietary or not otherwise publicly available, in any event not without a breach of this Agreement, or (B) that the Company or any Affiliate has deemed confidential, proprietary or nonpublic;

(ii)	trade secrets of the Company or any Affiliate, as defined in the Michigan Compiled Laws §445.1902, as amended, or Title 24, Article 2, Chapter 3, Section 2 of the Indiana Code (IC 24-2-3-2), as amended, or any successor statutes; and

(iii)	any and all copies, summaries, analyses and extracts which relate or refer to or reflect any of the items set forth in (i) or (ii) above. The Executive agrees that all Confidential Information is confidential and is and at all times will remain the property of, as applicable, the Company or any of the Affiliates.

(d) Definition of Person. For purposes of this Agreement, the term “Person” will mean any natural person, proprietorship, partnership, corporation, limited liability corporation, bank, organization, firm, business, joint venture, association, trust or other entity and any government agency, body or authority.

(e)	Return of Confidential Information and Other Property. The Executive covenants and agrees:

(i)	to keep all Confidential Information subject to the Company’s or any Affiliate’s custody and control and to promptly return to the Company or the appropriate Affiliate all Confidential Information that is still in the Executive’s possession or control at the termination of the Executive’s employment with the Company; and

(ii)	promptly upon termination of the Executive’s employment with the Company, to return to the Company, at the Company’s principal office, all vehicles, equipment, computers, credit cards and other property of the Company and to cease using any of the foregoing.

Section 6.	Non-Competition.

(a) Agreement Not to Compete. The Executive hereby understands, acknowledges and agrees that, by virtue of his position with the Bank, the Executive has and will have advantageous familiarity and personal contacts with the customers, wherever located, of the Company and any Affiliates and has and will have advantageous familiarity with the business, operations and affairs of the Company and any Affiliates. In addition, the Executive understands, acknowledges and agrees that the business of the Company and its Affiliates is highly competitive. Accordingly, at all times while the Executive is employed by the Company and for a period of twenty-four (24) months following the Date of Termination, the Executive will not, in or from any of the Counties of Cass, Kalamazoo and St. Joseph in the State of Michigan and the Counties of Allen, DeKalb, Elkhart, LaGrange, Noble and Whitley in the State of Indiana, directly or indirectly, or individually or together with any other Person, as owner, shareholder, investor, member, partner, proprietor, principal, director, officer, employee, manager, agent, representative, independent contractor, consultant or otherwise:

(i)	Engage in or assist another Person in engaging in, or use or permit his name to be used in connection with, any Competitive Business; or

(ii)	Finance, join, operate or control any Competitive Business; or

(iii)	Offer or provide employment to, hire or engage (whether on a full-time, part-time or consulting basis or otherwise) any individual who has been an employee of the Company or any Affiliates within one year prior to such offer, hiring or engagement, except that Employee may offer employment or other engagement to any individual who at the time of the initial offer of employment is no longer employed by the Holding Company or any of its affiliates if such employment would not involve such individual’s engaging in or soliciting Competitive Business.

(b) Competitive Business Defined. For purposes of this Agreement, the term “Competitive Business” shall mean any banking-related business or venture. For purposes of this Section, the term or phrase “banking-related business or venture” shall include, without limitation, any bank, bank holding company, financial holding company or credit union.

(c) Enforceability. The Executive acknowledges the regional scope of the business of the Company and the Affiliates. Notwithstanding the foregoing, in the event that any provision of this Section is found by a court of competent jurisdiction to exceed the time, geographic or other restrictions permitted by applicable law in any jurisdiction, then such court will have the power to reduce, limit or reform (but not to increase or make greater) such provision to make it enforceable to the maximum extent permitted by law, and such provision will then be enforceable against the Executive in its reduced, limited or reformed manner; provided, however, that a provision will be enforceable in its reduced, limited or reformed manner only in the particular jurisdiction in which a court of competent jurisdiction makes such determination. In addition, the parties agree that the provisions of this Section will be severable in accordance with subsection 12(e).

Section 7.	Non-Solicitation.

The Executive hereby understands, acknowledges and agrees that, by virtue of his positions with the Bank, the Executive has and will have advantageous familiarity and personal contacts with the customers, wherever located, of the Company or any of the Affiliates and has and will have advantageous familiarity with the business, operations and affairs of the Company or any of the Affiliates. In addition, the Executive understands, acknowledges and agrees that the business of the Company and the Affiliates is highly competitive. Accordingly, at all times while the Executive is employed by the Bank and for a period of twenty-four (24) months following the Date of Termination, the Executive will not, directly or indirectly, or individually or together with any other Person, as owner, shareholder, investor, member, partner, proprietor, principal, director, officer, employee, manager, agent, representative, independent contractor, consultant or otherwise:

(a) Solicit in any manner, seek to obtain or service any Competitive Business of any Person who is or was a customer or an active prospective customer of the Company or any of the Affiliates during the one-year period prior to the Date of Termination; or

(b) Request or advise any customers, suppliers, vendors or others who were doing business with the Company or any of the Affiliates during the one-year period prior to the Date of Termination, or any other Person, to terminate, reduce, limit or change their business or relationship with the Company or any of the Affiliates; or

(c) Induce, request or attempt to influence any employee of the Company or any of the Affiliates who was employed by the Company or any Affiliates during the one-year period prior to the Date of Termination, to terminate his or her employment with the Company or any of the Affiliates.

Section 8.	Periods of Noncompliance and Reasonableness of Periods.

The restrictions and covenants contained in Sections 6 and 7 will be deemed not to run during all periods of noncompliance, the intention of the parties hereto being to have such restrictions and covenants apply during the Term of this Agreement and for the full periods specified in Sections 6 and 7. The Company and the Executive understand, acknowledge and agree that the restrictions and covenants contained in Sections 6 and 7 are reasonable in view of the nature of the business in which the Company and the Affiliates are engaged, the Executive’s position with the Bank, the Executive’s receipt of the Change in Control Payment following the Merger, and the Executive’s advantageous knowledge of and familiarity with the business, operations, affairs and customers of the Company and the Affiliates.

The restrictions and covenants contained in Section 5, 6 and 7 are essential terms and conditions to the Company entering into this Agreement, and shall be construed as independent of any other provision in this Agreement. The existence of any claim or cause of action the Executive has against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of these covenants.

The Company’s obligation to pay the amounts otherwise payable to the Executive pursuant to this Agreement will immediately terminate in the event that the Executive breaches any of the provisions of Sections 5, 6 or 7. Notwithstanding the foregoing:

(a) the covenants of the Executive set forth in Sections 5, 6 and 7 will continue in full force and effect and be binding upon the Executive;

(b)	the Company will be entitled to the remedies specified in Section 10; and

(c) the Company will be entitled to its damages, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) resulting from or relating to the Executive’s breach of any of the provisions of Sections 5, 6 or 7.

Section 9.	Survival of Certain Provisions.

Upon any termination of the Executive’s employment with the Company, the Executive and the Company hereby expressly agree that the provisions of Sections 5, 6, 7, 8, 9, 10, 11 and 12 will continue to be in full force and effect and binding upon the Executive and the Company in accordance with the applicable respective provisions of such Sections.

Section 10.	Remedies.

The Executive agrees that the Company or an Affiliate will suffer irreparable damage and injury and will not have an adequate remedy at law in the event of any actual, threatened or attempted breach by the Executive of any provision of Section 5, 6 or 7. Accordingly, in the event of a breach or a threatened or attempted breach by the Executive of any provision of Section 5, 6 or 7, in addition to all other remedies to which the Company and Affiliates are entitled at law, in equity or otherwise, the Company and Affiliates may be entitled to a temporary restraining order and a permanent injunction or a decree of specific performance of any provision of Section 5, 6 or 7. The foregoing remedies will not be deemed to be the exclusive rights or remedies of the Company or an Affiliate for any breach of or noncompliance with this Agreement by the Executive but will be in addition to all other rights and remedies available to the Company or Affiliate at law, in equity or otherwise.

Section 11.	Miscellaneous.

(a) Assignment. This Agreement is personal in nature and no party hereto will, without the prior written consent of the other party hereto, assign or transfer this Agreement or any rights or obligations hereunder, except as otherwise provided herein. Without limiting the foregoing, the Executive’s right to receive compensation hereunder will not be assignable or transferable by the Executive, whether by pledge, creation of a security interest or otherwise, other than a transfer by the Executive’s will or by the laws of descent, and in the event of any attempted assignment or transfer contrary to this Section, the Company will have no liability to pay any amounts so attempted to be assigned or transferred. Notwithstanding the foregoing or anything herein to the contrary, this Agreement may be assigned by the Company to any Affiliate without the prior consent of the Executive.

(b) Waiver. Either party hereto may, by a writing signed by the waiving party, waive the performance by the other party of any of the covenants or agreements to be performed by such other party under this Agreement. The waiver by either party hereto of a breach of or noncompliance with any provision of this Agreement will not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder. The failure or delay of either party at any time to insist upon the strict performance of any provision of this Agreement or to enforce its rights or remedies under this Agreement will not be construed as a waiver or relinquishment of the right to insist upon strict performance of such provision, or to pursue any of its rights or remedies for any breach hereof, at a future time.

(c) Amendment. This Agreement may be amended, modified or supplemented only by a written agreement executed by all of the parties hereto.

(d) Headings. The headings in this Agreement have been inserted solely for ease of reference and will not be considered in the interpretation or construction of this Agreement.

(e) Severability. In case any one or more of the provisions (or any portion thereof) contained herein will, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement, but this Agreement will be construed as if such invalid, illegal or unenforceable provision or provisions (or portion thereof) had never been contained herein. If any provision of this Agreement will be determined by a court of competent jurisdiction to be unenforceable because of the provision’s scope, duration or other factor, then such provision will be considered divisible and the court making such determination will have the power to reduce or limit (but not increase or make greater) such scope, duration or other factor or to reform (but not increase or make greater) such provision to make it enforceable to the maximum extent permitted by law, and such provision will then be enforceable against the appropriate party hereto in its reformed, reduced or limited form; provided, however, that a provision will be enforceable in its reformed, reduced or limited form only in the particular jurisdiction in which a court of competent jurisdiction makes such determination.

(f) Counterparts. This Agreement may be executed in any number of counterparts, each of which will be an original, but such counterparts will together constitute one and the same agreement.

(g) Construction. This Agreement will be deemed to have been drafted by both parties hereto. This Agreement will be construed in accordance with the fair meaning of its provisions and its language will not be strictly construed against, nor will ambiguities be resolved against, any party.

(h) Review and Consultation. The Executive hereby acknowledges and agrees that he (i) has read this Agreement in its entirety prior to executing it, (ii) understands the provisions, effects and restrictions of this Agreement, (iii) has consulted with such of his own attorneys, accountants and financial and other advisors as he has deemed appropriate in connection with his execution of this Agreement, and (iv) has executed this Agreement voluntarily. THE EXECUTIVE HEREBY UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT HE HAS NOT RECEIVED ANY ADVICE, COUNSEL OR RECOMMENDATION WITH RESPECT TO THIS AGREEMENT FROM ANY DIRECTOR OR EMPLOYEE OF, OR ANY ATTORNEY, ACCOUNTANT OR ADVISOR FOR, THE BANK OR THE HOLDING COMPANY.

(i) Attorneys’ Fees. Each party hereto will pay the other party’s reasonable costs and expenses (including, without limitation, reasonable attorneys’ fees and disbursements) in connection with such other party successfully enforcing any provision or provisions of this Agreement (except as otherwise provided herein) against the breaching party (whether by litigation, arbitration, mediation, settlement or negotiation).

(j) Entire Agreement. This Agreement supersedes all other prior understandings, commitments, representations, negotiations, contracts and agreements, whether oral or written, between the parties hereto relating to the matters contemplated hereby and constitute the entire understanding and agreement between the parties hereto relating to the subject matter hereof.

(k) Certain References. Whenever in this Agreement a singular word is used, it also will include the plural wherever required by the context and vice-versa. All references to the masculine, feminine or neuter genders herein will include any other gender, as the context requires. Unless expressly provided otherwise, all references in this Agreement to days will mean calendar, not business, days.

(l) Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Indiana applicable to contracts made and to be performed therein.

(m) Notices. All notices, requests and other communications hereunder will be in writing (which will include facsimile communication) and will be deemed to have been duly given if (i) delivered by hand; (ii) sent by certified United States Mail, return receipt requested, first class postage pre-paid; (iii) sent by overnight delivery service; or (iv) sent by facsimile transmission if such fax is confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by regular United States Mail, first class postage pre-paid, as follows:

If to the Company:	Horizon Bancorp

Attention: Chief Executive Officer
515 Franklin Square
Michigan City, Indiana 46360
Telephone: (219) 879-0211
Facsimile: (219) 873-2628

If to the Executive:	Jeffrey H. Gatton
17070 Woodside Lane
Three Rivers, Michigan 49093

or to such other address or facsimile number as any party hereto may have furnished to the other parties in writing in accordance herewith, except that notices of change of address or facsimile number will be effective only upon receipt.

All such notices, requests and other communications will be effective (i) if delivered by hand, when delivered; (ii) if sent by mail in the manner provided herein, two business days after deposit with the United States Postal Service; (iii) if sent by overnight express delivery service, on the next business day after deposit with such service; or (iv) if sent by facsimile transmission, on the date indicated on the fax confirmation page of the sender if such fax also is confirmed by mail in the manner provided herein.

(n) Jurisdiction and Venue. The parties hereto hereby agree that all demands, claims, actions, causes of action, suits, proceedings and litigation between or among the parties relating to this Agreement, will be filed, tried and litigated only in a federal or state court located in the State of Indiana. In connection with the foregoing, the parties hereto irrevocably consent to the jurisdiction and venue of such court and expressly waive any claims or defenses of lack of jurisdiction of or proper venue by such court.

(o) Recitals. The recitals contained on page one of this Agreement are expressly incorporated into and made a part of this Agreement.

(p) Successors. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation, share exchange, combination or otherwise) to all or substantially all of the business, assets or voting securities of the Bank or the Holding Company to expressly assume and agree, in writing, to perform this Agreement in, and any successor will absolutely and unconditionally assume all of the Company’s obligations hereunder to, the same manner and extent, and upon the same terms and conditions, that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, the Company will mean the Company as hereinbefore defined and any successor to their business, assets or voting securities as aforesaid.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have made, entered into, executed and delivered this Agreement as of the day and year first above written.

HORIZON BANK, N.A.	ATTEST

By:	By:
Craig M. Dwight, Chairman and	Peter L. Pairitz, Chairman
Chief Executive Officer	Compensation Committee

HORIZON BANCORP	EXECUTIVE

By:
Craig M. Dwight, President and	Jeffrey H. Gatton
Chief Executive Officer

Appendix B

February 18, 2015

The Board of Directors

Peoples Bancorp

212 West Seventh Street

Auburn, IN 46706

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of Peoples Bancorp (“PBNI”) of the Merger Consideration (as defined below) in the proposed merger (the “Transaction”) of PBNI with and into Horizon Bancorp (“HBNC”), pursuant to the Agreement and Plan of Merger to be entered into by and between PBNI and HBNC (the “Agreement”). Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), each share of common stock, par value $1.00 per share, of PBNI (“PBNI Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding Dissenting Shares (as defined in the Agreement), shares held as treasury stock of PBNI and shares held directly or indirectly by HBNC (except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted)) will become and be converted into the right to receive: (i) 0.95 of a share of common stock, no par value per share, of HBNC (“HBNC Common Stock”) (the “Stock Consideration”) and (ii) $9.75 in cash (the “Cash Consideration”). The Stock Consideration and the Cash Consideration are referred to collectively herein as the “Merger Consideration.” The terms and conditions of the Transaction are more fully set forth in the Agreement.

The Agreement further provides that, simultaneously with or immediately following the Transaction, Peoples Federal Savings Bank of DeKalb County, a wholly-owned subsidiary of PBNI, will merge with and into Horizon Bank, National Association, a wholly-owned subsidiary of HBNC (such transaction, the “Bank Merger”).

KBW has acted as financial advisor to PBNI and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of banking companies in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of KBW’s business as a broker-dealer, KBW and its affiliates may from time to time purchase securities from, and sell securities to, HBNC. Further to existing sales and trading relationships between PBNI and both KBW and a KBW-affiliated broker-dealer, KBW and such affiliate from time to time purchase securities from, and sell securities to, PBNI. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of PBNI and HBNC for KBW’s own account and for the accounts of its customers, and KBW employees may also maintain individual positions in PBNI Common Stock and HBNC Common Stock, which, as you are aware, currently includes an immaterial position in HBNC Common Stock held by a senior member of the KBW advisory team providing services to PBNI in connection with the Transaction. We have acted exclusively for the board of directors of PBNI (the “Board”) in rendering this opinion and will receive a fee from PBNI for our services. A portion of our fee is payable upon the rendering of this

Keefe, Bruyette & Woods, a Stifel Company • 70 West Madison, Suite 2401, Chicago, IL 60602

312.423.8200 • Toll Free: 800.966.1559 • www.kbw.com

opinion, and a significant portion is contingent upon the successful completion of the Transaction. In addition, PBNI has agreed to indemnify us for certain liabilities arising out of our engagement.

Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking and financial advisory services to PBNI. In the past two years, KBW has not provided investment banking and financial advisory services to HBNC. We may in the future provide investment banking and financial advisory services to PBNI or HBNC and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of PBNI and HBNC and the Transaction, including among other things, the following: (i) a draft of the Agreement dated February 16, 2015 (the most recent draft made available to us); (ii) certain regulatory filings of PBNI and HBNC, including the quarterly call reports filed with respect to each quarter during the three years ended December 31, 2014 for PBNI and HBNC; (iii) the audited financial statements for the three fiscal years ended September 30, 2014 of PBNI; (iv) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2013 of HBNC; (v) the unaudited quarterly financial statements for the fiscal quarter ended December 31, 2014 of PBNI; (vi) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 of HBNC; (vii) the unaudited quarterly and fiscal year-end financial results for the fiscal quarter and fiscal year ended December 31, 2014 of HBNC (contained in the Current Report on Form 8-K filed by HBNC with the Securities and Exchange Commission on January 22, 2014); (viii) certain other interim reports and other communications of PBNI and HBNC to their respective shareholders; and (ix) other financial information concerning the businesses and operations of PBNI and HBNC furnished to us by PBNI and HBNC or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of PBNI and HBNC; (ii) the assets and liabilities of PBNI and HBNC; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial information for PBNI and certain financial and stock market information for HBNC with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating forecasts and projections of PBNI that were prepared by, and provided to us and discussed with us by, PBNI management and that were used and relied upon by us at the direction of such management with the consent of the Board; (vi) financial and operating forecasts and projections of HBNC and estimates regarding certain pro forma financial effects of the Transaction on HBNC (including, without limitation, the cost savings, related expenses and operating synergies expected to result from the Transaction), that were prepared by, and provided to us and discussed with us by, HBNC management and that were used and relied upon by us at the direction of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also held discussions with senior management of PBNI and HBNC regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have considered the results of the efforts undertaken by PBNI, with our assistance, to solicit indications of interest from third parties regarding a potential transaction with PBNI.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the respective managements of PBNI and HBNC as to the reasonableness and achievability of the financial and operating forecasts and projections of PBNI and HBNC (and the assumptions and bases therefor) that were prepared by, and

Keefe, Bruyette & Woods, a Stifel Company • 70 West Madison, Suite 2401, Chicago, IL 60602

312.423.8200 • Toll Free: 800.966.1559 • www.kbw.com

provided to us and discussed with us by such managements and we have assumed, with the consent of PBNI, that such forecasts and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We have further relied upon HBNC management as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the Transaction on HBNC (and the assumptions and bases therefor, including without limitation, cost savings, related expenses and operating synergies expected to result from the Transaction) that were prepared and provided to us by, and discussed with us by, such management and we have assumed, with the consent of PBNI, that all such estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such estimates will be realized in the amounts and in the time periods currently estimated by such management.

It is understood that the forecasts, projections and estimates of PBNI and HBNC provided to us were not prepared with the expectation of public disclosure, that all such information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such forecasts, projections and estimates. We have assumed, based on discussions with the respective managements of PBNI and HBNC, that such forecasts, projections and estimates of PBNI and HBNC referred to above, provide a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either PBNI or HBNC since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for PBNI and HBNC are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of PBNI or HBNC, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of PBNI or HBNC under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Transaction and any related transaction (including the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which will not differ in any respect material to our analyses from the draft reviewed) with no additional payments or adjustments to the Merger Consideration; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Transaction or any related transaction and that all conditions to the completion of the Transaction and any related transaction will be satisfied without any waivers or modifications to the Agreement; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Transaction and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of PBNI, HBNC, the combined entity, or the contemplated benefits of the Transaction, including the cost savings, related expenses and operating synergies

Keefe, Bruyette & Woods, a Stifel Company • 70 West Madison, Suite 2401, Chicago, IL 60602

312.423.8200 • Toll Free: 800.966.1559 • www.kbw.com

expected to result from the Transaction. We have assumed, in all respects material to our analyses, that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that PBNI has relied upon the advice from appropriate sources (other than KBW) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to HBNC, the Transaction, any related transaction (including the Bank Merger), and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Merger Consideration in the Transaction to the holders of PBNI Common Stock. We express no view or opinion as to any other terms or aspects of the Transaction or any related transaction (including the Bank Merger), including without limitation, the form or structure of the Transaction (including the form of Merger Consideration or the allocation of the Merger Consideration between stock and cash) or any related transaction, any consequences of the Transaction or any related transaction to PBNI, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of PBNI to engage in the Transaction or enter into the Agreement, (ii) the relative merits of the Transaction as compared to any strategic alternatives that are, have been or may be available to or contemplated by PBNI or the Board, (iii) the fairness of the amount or nature of any compensation to any of PBNI’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of PBNI Common Stock, (iv) the effect of the Transaction or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of PBNI (other than PBNI Common Stock (solely with respect to the Merger Consideration, as described herein and not relative to the consideration to be received by any other class)) or any class of securities of HBNC or any other party to any transaction contemplated by the Agreement, (v) whether HBNC has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate Cash Consideration to the holders of PBNI Common Stock at the closing of the Transaction, (vi) the actual value of HBNC Common Stock to be issued in the Transaction, (vii) any adjustment (as provided in the Agreement) in the amount of Stock Consideration assumed to be paid in the Transaction for purposes of our opinion, (viii) the prices, trading range or volume at which PBNI Common Stock or HBNC Common Stock will trade following the public announcement of the Transaction or the prices, trading range or volume at which HBNC Common Stock will trade following consummation of the Transaction, (ix) any advice or opinions provided by any other advisor to any of the parties to the Transaction or any other transaction contemplated by the Agreement, or (x) any legal, regulatory, accounting, tax or similar matters relating to PBNI, HBNC, their respective shareholders, or relating to or arising out of or as a consequence of the Transaction or any related transaction (including the Bank Merger), including whether or not the Transaction would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Transaction. This opinion is not to be used for any other purpose and may not be published, referred to, reproduced, disseminated or quoted from, in whole or in part, nor shall any public reference to KBW be made, without our prior written consent. This opinion does not constitute a recommendation to the Board as to how it should vote on the Transaction, or to any holder of PBNI Common Stock or any shareholder of any other entity as to how to vote in connection with the Transaction or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Transaction or exercise any dissenters’ or appraisal rights that may be available to such holder.

Keefe, Bruyette & Woods, a Stifel Company • 70 West Madison, Suite 2401, Chicago, IL 60602

312.423.8200 • Toll Free: 800.966.1559 • www.kbw.com

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration in the Transaction is fair, from a financial point of view, to the holders of PBNI Common Stock.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, a Stifel Company • 70 West Madison, Suite 2401, Chicago, IL 60602

312.423.8200 • Toll Free: 800.966.1559 • www.kbw.com

Appendix C

February 18, 2015

The Board of Directors

Horizon Bancorp

515 Franklin Square

Michigan City, IN 46360

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the common shareholders of Horizon Bancorp (“HBNC”) of the consideration to be paid in connection with the proposed acquisition of Peoples Bancorp, Inc. and its wholly-owned subsidiary Peoples Federal Savings Bank of DeKalb County (collectively “PBNI”) (the “Transaction”) pursuant and subject to the Agreement and Plan of Merger dated February 18, 2015 (the “Definitive Agreement”). Pursuant to and as more thoroughly outlined in the Definitive Agreement HNBC has agreed to exchange 0.95 of its common shares and $9.75 in cash, for each issued and outstanding common share of PBNI; provided, however, the PBNI stockholders holding less than 100 shares of PBNI common stock will be entitled to received $33.14 per share in cash and will not be entitled to receive any HBNC common stock (the “Consideration”).

HBNC jointly engaged Patrick Capital Markets, LLC a registered broker-dealer (“PCM”) and Cummings & Company, LLC (“C&C”) to act as financial advisors in the Transaction. Whitley A. Cummings is a registered representative of PCM and is President of C&C. PCM and C&C as part of their investment banking and consulting business are regularly engaged in the valuation of bank holding companies and banks, thrift holding companies and thrifts and their securities in connection with mergers and acquisitions, branch transactions and valuations for corporate and other purposes. In arriving at our opinion, we have reviewed a draft of the Definitive Agreement and also reviewed publicly available business, financial and shareholder information relating to HBNC and PBNI.

In connection with the foregoing, we have (i) reviewed PBNI’s Annual Report and related financial information for the two calendar years ended September 30, 2014 (ii) reviewed the Call Report for PBNI as of December 31, 2014; (iii) reviewed certain internal financial information relating to the business, earnings, cash flows, assets and prospects of PBNI furnished to PCM and C&C by PBNI; (iv) reviewed HBNC’s Annual Reports to Shareholders, Annual Reports on Form 10-K and related financial information for the three calendar year ended December 31, 2013 and HBNC’s Quarterly Report on Form 10-Q and related unaudited financial information for the first three quarters of fiscal 2014; (v) reviewed the financial terms and conditions as stated in the Definitive Agreement; (vi) held discussions with members of the senior management PBNI and HBNC concerning the past and

C-1

current results of operations of PBNI and HBNC, their current financial condition and management’s opinion of its future prospects; (vii) considered the current state of and future prospects for the economy of the States of Indiana and Michigan generally and the relevant market areas for PBNI in particular; and (viii) performed such other studies and analyses as PCM and C&C considered appropriate under the circumstances associated with this particular transaction.

In the course of our review and analysis we considered, among other things, such topics as the historic and projected contributions of recurring earnings by PBNI, the anticipated future earnings per share results for HBNC, the potential to realize significant recurring operating expense reductions and the impact thereof on projected future earnings per share and the relative capitalization and capital adequacy of HBNC. We also considered the composition of deposits and the composition of the loan portfolio of PBNI. In the conduct of our review and analysis we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial information provided to us by PBNI and HBNC and or otherwise publicly obtainable. In reaching our opinion we have not assumed any responsibility for the independent verification of such information or any independent valuation or appraisal of any of the assets or the liabilities of PBNI, nor have we obtained from any other source, any current appraisals of the assets or liabilities of PBNI and HBNC. We have also relied on the managements of PBNI and HBNC as to the reasonableness of various financial and operating forecasts and of the assumptions on which they are based, which were provided to us for use in our analyses.

Based upon and subject to the foregoing, it is our opinion, that as of the date of this letter, the Consideration being paid in the Transaction is fair from a financial point of view to the HBNC common shareholders.

88 Kenrick Plaza     St. Louis, MO 63119     314.963.9336     www.patrickcapital.com

Member FINRA/SIPC

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Appendix D

VOTING AGREEMENT

Each of the undersigned, being all of the directors of Peoples Bancorp (“Peoples”) and Peoples Federal Savings Bank of DeKalb County having, in the case of the Peoples directors, voted for the approval and adoption by Peoples of that certain Agreement and Plan of Merger (“Agreement and Plan of Merger”) among Peoples and Horizon Bancorp (“Horizon”), whereby Horizon will acquire all of the outstanding capital stock of Peoples in exchange for shares of Horizon common stock, no par value per share (the “Holding Company Merger”), in consideration of the benefits to be derived from the consummation of such merger and in consideration of the mutual agreements made in the Agreement and Plan of Merger and herein, and in order to induce Horizon to execute and deliver the Agreement and Plan of Merger to Peoples and to proceed with the consummation of the Holding Company Merger and to incur the expenses required in connection therewith, hereby irrevocably covenants and agrees with one another and with each of the parties to such Agreement and Plan of Merger that the undersigned:

(a) will support the consummation of the Holding Company Merger and any merger of any Peoples subsidiaries, including Peoples Federal Savings Bank of DeKalb County, and, subject to fiduciary duties and Section 5.06 of the Agreement and Plan of Merger, will recommend the Holding Company Merger for approval and adoption by the shareholders of Peoples;

(b) will vote all shares of common stock of Peoples (“Peoples Common Stock”) now or hereafter beneficially owned by him or her, in person or by proxy, at any meeting of the shareholders of Peoples or adjournments thereof, in favor of the approval and adoption of the Agreement and Plan of Merger and the Holding Company Merger; and

(c) until such time as the Holding Company Merger has been consummated or the Agreement and Plan of Merger has been duly terminated in accordance with the provisions thereof, will not transfer any shares of Peoples Common Stock, or any right or option with respect thereto or any interest therein, without first obtaining from the transferee thereof and furnishing to Horizon a written agreement of such transferee substantially to the effect of the agreements herein made and in form and substance acceptable to Horizon.

The undersigned represents and warrants that he or she (except to the extent indicated below) is the sole record and/or beneficial owner of (and has sole rights to vote and to dispose of) the number of shares of Peoples Common Stock indicated beside his or her signature below.

This Voting Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earlier of (a) the consummation of the Holding Company Merger; (b) the termination of the Agreement and Plan of Merger in accordance with its terms; or (c) the taking of such action whereby a majority of Peoples’ Board of Directors, in accordance with the terms and conditions of Section 5.06 of the Agreement and Plan of Merger, withdraws its favorable recommendation of the Agreement and Plan of Merger to the shareholders of Peoples.

This Voting Agreement may be executed in one or more counterparts and delivered by facsimile, pdf or other means of electronic communication, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. This Voting Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits and proceedings between the parties hereto relating to this Voting Agreement shall be filed, tried and litigated only in the Circuit or Superior Courts of Marion County, Indiana or the United States District Court for the Southern District of Indiana. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts. The parties agree that irreparable damage would occur in the event that any of the provisions of this Voting Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Voting Agreement and to enforce specifically the terms and provisions of this Voting Agreement in any court identified above, this being in addition to any other remedy to which they are entitled at law or in equity. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS VOTING AGREEMENT.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

Executed and Delivered as of February 18, 2015.

/s/ G. Richard Gatton	( 27,137 shares)
G. Richard Gatton

/s/ Bruce S. Holwerda	( 5,964 shares)
Bruce S. Holwerda

/s/ Douglas D. Marsh	( 12,500 shares)
Douglas D. Marsh

/s/ Stephen R. Olson	( 12,751 shares)
Stephen R. Olson

/s/ Maurice F. Winkler, III	( 26,174 shares)
Maurice F. Winkler, III

Appendix E

INDIANA CODE

TITLE 23. BUSINESS AND OTHER ASSOCIATIONS

ARTICLE 1. INDIANA BUSINESS CORPORATION LAW

CHAPTER 44. DISSENTERS’ RIGHTS

§ 23-1-44-1. “Corporation” defined.

As used in this chapter, “corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

§ 23-1-44-2. “Dissenter” defined.

As used in this chapter, “dissenter” means a shareholder who is entitled to dissent from corporate action under section 8 of this chapter and who exercises that right when and in the manner required by sections 10 through 18 of this chapter.

§ 23-1-44-3. “Fair value” defined.

As used in this chapter, “fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

§ 23-1-44-4. “Interest” defined.

As used in this chapter, “interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

§ 23-1-44-4.5. “Preferred shares” defined.

As used in this chapter, “preferred shares” means a class or series of shares in which the holders of the shares have preference over any other class or series with respect to distributions.

§ 23-1-44-5. “Record shareholder” defined.

As used in this chapter, “record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent that treatment as a record shareholder is provided under a recognition procedure or a disclosure procedure established under IC 23-1-30-4.

§ 23-1-44-6. “Beneficial shareholder” defined.

As used in this chapter, “beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

§ 23-1-44-7. “Shareholder” defined.

As used in this chapter, “shareholder” means the record shareholder or the beneficial shareholder.

§ 23-1-44-8. Right to dissent and obtain payment for shares.

(a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party if:

(A) shareholder approval is required for the merger by IC 23-1-40-3 or the articles of incorporation; and

(B) the shareholder is entitled to vote on the merger.

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

(3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale.

(4) The approval of a control share acquisition under IC 23-1-42.

(5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) This section does not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were a covered security under Section 18(b)(1)(A) or 18(b)(1)(B) of the Securities Act of 1933, as amended.

(c) The articles of incorporation as originally filed or any amendment to the articles of incorporation may limit or eliminate the right to dissent and obtain payment for any class or series of preferred shares. However, any limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates the right to dissent and obtain payment for any shares:

(1) that are outstanding immediately before the effective date of the amendment; or

(2) that the corporation is or may be required to issue or sell after the effective date of the amendment under any exchange or other right existing immediately before the effective date of the amendment;

does not apply to any corporate action that becomes effective within one (1) year of the effective date of the amendment if the action would otherwise afford the right to dissent and obtain payment.

(d) A shareholder:

(1) who is entitled to dissent and obtain payment for the shareholder’s shares under this chapter; or

(2) who would be so entitled to dissent and obtain payment but for the provisions of subsection (b);

may not challenge the corporate action creating (or that, but for the provisions of subsection (b), would have created) the shareholder’s entitlement.

(e) Subsection (d) does not apply to a corporate action that was approved by less than unanimous consent of the voting shareholders under IC 23-1-29-4.5(b) if both of the following apply:

(1) The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least ten (10) days before the corporate action was effected.

(2) The proceeding challenging the corporate action is commenced not later than ten (10) days after notice of the approval of the corporate action is effective as to the shareholder brining the proceeding.

§ 23-1-44-9. Dissenters’ rights of beneficial shareholder.

(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder’s other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on the shareholder’s behalf only if:

(1) the beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2) the beneficial shareholder does so with respect to all the beneficial shareholder’s shares or those shares over which the beneficial shareholder has power to direct the vote.

§ 23-1-44-10. Proposed action creating dissenters’ rights; notice.

(a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter.

(b) If corporate action creating dissenters’ rights under section 8 of this chapter is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in section 12 of this chapter.

§ 23-1-44-11. Proposed action creating dissenters’ rights; assertion of dissenters’ rights.

(a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(1) must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated; and

(2) must not vote the shareholder’s shares in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder’s shares under this chapter.

§ 23-1-44-12. Dissenters’ notice; contents.

(a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of section 11 of this chapter.

(b) The dissenters’ notice must be sent no later than ten (10) days after approval by the shareholders, or if corporate action is taken without approval by the shareholders, then ten (10) days after the corporate action was taken. The dissenters’ notice must:

(1) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(4) set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the subsection (a) notice is delivered; and

(5) be accompanied by a copy of this chapter.

§ 23-1-44-13. Demand for payment and deposit of shares by shareholder.

(a) A shareholder sent a dissenters’ notice described in IC 23-1-42-11 or in section 12 of this chapter must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice under section 12(b)(3) of this chapter, and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits the shareholder’s shares under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter and is considered, for purposes of this article, to have voted the shareholder’s shares in favor of the proposed corporate action.

§ 23-1-44-14. Uncertificated shares; restriction on transfer; dissenters’ rights.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 16 of this chapter.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

§ 23-1-44-15. Payment to dissenter.

(a) Except as provided in section 17 of this chapter, as soon as the proposed corporate action is taken, or, if the transaction did not need shareholder approval and has been completed, upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 13 of this chapter the amount the corporation estimates to be the fair value of the dissenter’s shares.

(b) The payment must be accompanied by:

(1) the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) a statement of the corporation’s estimate of the fair value of the shares; and

(3) a statement of the dissenter’s right to demand payment under section 18 of this chapter.

§ 23-1-44-16. Failure to take action; return of certificates; new action by corporation.

(a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under section 12 of this chapter and repeat the payment demand procedure.

§ 23-1-44-17. Withholding payment by corporation; corporation’s estimate of fair value; after-acquired shares.

(a) A corporation may elect to withhold payment required by section 15 of this chapter from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares and a statement of the dissenter’s right to demand payment under section 18 of this chapter.

§ 23-1-44-18. Dissenters’ estimate of fair value; demand for payment; waiver.

(a) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and demand payment of the dissenter’s estimate (less any payment under section 15 of this chapter), or reject the corporation’s offer under section 17 of this chapter and demand payment of the fair value of the dissenter’s shares, if:

(1) the dissenter believes that the amount paid under section 15 of this chapter or offered under section 17 of this chapter is less than the fair value of the dissenter’s shares;

(2) the corporation fails to make payment under section 15 of this chapter within sixty (60) days after the date set for demanding payment; or

(3) the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(b) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for the dissenter’s shares.

§ 23-1-44-19. Court proceeding to determine fair value; judicial appraisal.

(a) If a demand for payment under IC 23-1-42-11 or under section 18 of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation’s principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment:

(1) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation; or

(2) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under section 17 of this chapter.

§ 23-1-44-20. Costs; fees; attorneys’ fees.

(a) The court in an appraisal proceeding commenced under section 19 of this chapter shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against such parties and in such amounts as the court finds equitable.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 10 through 18 of this chapter; or

(2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Horizon Bancorp is an Indiana corporation. Horizon’s officers and directors (and those who have agreed to such positions) are entitled to be indemnified under Indiana law and our Articles of Incorporation against certain liabilities and expenses. Chapter 37 of The Indiana Business Company Law (the “IBCL”) requires a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or an officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, against reasonable expenses, including counsel fees, incurred in connection with the proceeding. The IBCL also permits a corporation to indemnify a director or an officer who is made a party to a proceeding because the individual was a director or an officer of the corporation against liability incurred in the proceeding if the individual’s conduct was in good faith and the individual reasonably believed, in the case of conduct in the individual’s official capacity with the corporation, that the conduct was in the corporation’s best interests, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests. In a criminal proceeding, the individual must also either have had reasonable cause to believe the individual’s conduct was lawful or no reasonable cause to believe the individual’s conduct was unlawful. The IBCL also permits a corporation to pay for or reimburse reasonable expenses incurred before the final disposition of a proceeding and permits a court of competent jurisdiction to order a corporation to indemnify a director or officer if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the person met the standards for indemnification otherwise provided in the IBCL.

Horizon’s Articles of Incorporation provide for mandatory indemnification of officers and directors (and those who have agreed to such positions) if they are wholly successful on the merits of a proceeding and satisfy the standards of conduct specified by the IBCL set forth in the preceding paragraph. The Articles of Incorporation also provide that any director or officer of Horizon or any person who is serving at the request of Horizon as a director or officer of another entity shall be indemnified and held harmless by Horizon to the same extent as Horizon’s directors and officers. In any proceeding, an officer or director is entitled to be indemnified against all liabilities and expenses related to the proceeding including attorneys’ fees, judgments, fines, penalties and amounts paid or to be paid in settlement. Horizon’s Articles of Incorporation also provide such persons with certain rights to be paid or reimbursed for expenses incurred in defending any such proceeding in advance of the final disposition. The Articles of Incorporation also provide that Horizon has the discretion to indemnify employees and agents to the same extent, and on the same basis, as it is required to indemnify its officers and directors.

The Articles of Incorporation also authorize Horizon to maintain insurance to protect itself and any director, officer, employee or agent of Horizon against expense, liability or loss, whether or not Horizon would have the power to indemnify such person against such expense, liability or loss under the IBCL or pursuant to its Articles of Incorporation. Horizon currently maintains such insurance.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits

The following exhibits are filed with this Registration Statement:

2.1	Agreement and Plan of Merger dated February 18, 2015 between Horizon Bancorp and Peoples Bancorp (included as Appendix A to this joint proxy statement/prospectus).

3.1	Articles of Incorporation of Horizon Bancorp (incorporated by reference to Exhibit 3.1 of Horizon’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).

3.2	Amended and Restated Bylaws of Horizon Bancorp (incorporated by reference to Exhibit 3.1 of Horizon’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2013).

3.3	Amendment to the Amended and Restated Bylaws of Horizon Bancorp (incorporated by reference to Exhibit 3.1 of Horizon’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2015).

5.1	Opinion of Barnes & Thornburg LLP regarding legality of the securities being registered.

8.1	Opinion of Barnes & Thornburg LLP regarding tax matters.

10.1	Voting Agreement dated February 18, 2015 (incorporated by reference to Exhibit 10.1 of Horizon’s Current Report on Form 8-K filed with the Securities and Exchange commission on February 19, 2015).

21.1	Subsidiaries of Horizon Bancorp (incorporated by reference to Exhibit 21 of Horizon’s Annual Report on Form 10-K for the year ended December 31, 2014).

23.1	Consent of BKD LLP (with respect to Horizon Bancorp).

23.2	Consent of BKD LLP (with respect to Peoples Bancorp).

23.3	Consent of Barnes & Thornburg LLP (included in Exhibits 5.1 and 8.1).

24	Powers of Attorney.

99.1	Form of Horizon Bancorp proxy card.

99.2	Form of Peoples Bancorp proxy card.

99.3	Consent of Keefe, Bruyette & Woods, Inc.

99.4	Consent of Patrick Capital Markets, LLC.

99.5	Consent of Cummings & Co., LLC.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(f) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(g) That every prospectus (1) that is filed pursuant to paragraph (f) immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(i) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(j) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Michigan City, State of Indiana, on May 5, 2015.

Horizon Bancorp

By:	/s/ Craig M. Dwight
Craig M. Dwight
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.

SIGNATURE	TITLE(S)	DATE

/s/ Craig M. Dwight	President, Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors	May 5, 2015
Craig M. Dwight

/s/ Mark E. Secor	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 5, 2015
Mark E. Secor

/s/ Susan D. Aaron	Director	May 5, 2015
Susan D. Aaron

/s/ Lawrence E. Burnell	Director	May 5, 2015
Lawrence E. Burnell

/s/ James B. Dworkin	Director	May 5, 2015
James B. Dworkin

/s/ Charley E. Gillispie	Director	May 5, 2015
Charley E. Gillispie

/s/ Daniel F. Hopp	Director	May 5, 2015
Daniel F. Hopp

/s/ Larry N. Middleton	Director	May 5, 2015
Larry N. Middleton

/s/ Peter L. Pairitz	Director	May 5, 2015
Peter L. Pairitz

/s/ Steven W. Reed	Director	May 5, 2015
Steven W. Reed

/s/ Robert E. Swinehart	Director	May 5, 2015
Robert E. Swinehart

/s/ Spero W. Valavanis	Director	May 5, 2015
Spero W. Valavanis

EXHIBIT INDEX

2.1	Agreement and Plan of Merger dated February 18, 2015 between Horizon Bancorp and Peoples Bancorp (included as Appendix A to this joint proxy statement/prospectus).

3.1	Articles of Incorporation of Horizon Bancorp (incorporated by reference to Exhibit 3.1 of Horizon’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).

3.2	Amended and Restated Bylaws of Horizon Bancorp (incorporated by reference to Exhibit 3.1 of Horizon’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2013).

3.3	Amendment to the Amended and Restated Bylaws of Horizon Bancorp (incorporated by reference to Exhibit 3.1 of Horizon’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2015).

5.1	Opinion of Barnes & Thornburg LLP regarding legality of the securities being registered.

8.1	Opinion of Barnes & Thornburg LLP regarding tax matters.

10.1	Voting Agreement dated February 18, 2015 (incorporated by reference to Exhibit 10.1 of Horizon’s Current Report on Form 8-K filed with the Securities and Exchange commission on February 19, 2015).

21.1	Subsidiaries of Horizon Bancorp (incorporated by reference to Exhibit 21 of Horizon’s Annual Report on Form 10-K for the year ended December 31, 2014).

23.1	Consent of BKD LLP (with respect to Horizon Bancorp).

23.2	Consent of BKD LLP (with respect to Peoples Bancorp).

23.3	Consent of Barnes & Thornburg LLP (included in Exhibits 5.1 and 8.1).

24	Powers of Attorney.

99.1	Form of Horizon Bancorp proxy card.

99.2	Form of Peoples Bancorp proxy card.

99.3	Consent of Keefe, Bruyette & Woods, Inc.

99.4	Consent of Patrick Capital Markets, LLC.

99.5	Consent of Cummings & Co., LLC.